

2023

Annual Report





We find the potential in the impossible.



Table of Contents



Julie Schertell
President and Chief
Executive Officer

Dear Fellow Shareholder:

2023 was a pivotal year for Mativ. Each decision and action was a critical step to transform our company into a more agile and focused enterprise. One that is primed for growth as a global leader in specialty materials. Eighteen months into our transformation journey, we are in a strong position to achieve our ambition, providing specialty solutions that have material impacts on our world everywhere, every day.

Through our family of innovative brands, we have a comprehensive portfolio that targets markets which require highly engineered solutions. Our customers span industries from healthcare and construction to consumer goods and transportation and depend on us to ensure their products are protected, safe and secure. Our materials make air and water cleaner, help wounds heal faster, assure paint lines are crisper and surfaces are stronger. You're never more than an arm's reach from something Mativ made.

The pride in our work and the power of our shared vision has allowed us to build a strong culture, based on shared values and which we refer to as One Mativ:

• Prioritize Safety
• Be Curious
• Have a Voice
• Win with Customers
• Make it Happen

This set of common beliefs is woven throughout everything we do and has allowed us to navigate this highly dynamic macro-environment. We hold each other accountable to continue to actively learn and to ensure we get to the best solution with an inclusive environment where everyone has a voice and the power to make things happen.

2023 Key Accomplishments

We started 2023 by setting our enterprise ambition, defining our operating model, and benefitting from the results of early SG&A synergies during our initial integration period. This allowed us to press forward to streamline our business operations and procurement activities to deliver on our synergy potential. We set out the year with a goal of $25 million in realized synergies in 2023. I am proud to share that we achieved this goal at a faster pace than initially expected, and that **our journey to achieve $65 million in total synergies is ahead of schedule**. Most of the remaining synergies are focused on efficiencies within our procurement and supply chain areas, and we expect to capture these savings quickly and efficiently over the next 18 months.

In November, we closed on **the sale of our Engineered Papers business** to Singapore-based Evergreen Hill Enterprise. The sale of Engineered Papers was the culmination of a strategic initiative that began after our merger to focus our portfolio around our fastest growing end markets. I am very pleased with the outcome of this transaction as I believe we were able to find a great partner for our Engineered Papers business while significantly enhancing our mix.

Furthermore, the transaction aligned with our commitment to prioritize debt reduction. Net proceeds realized from the Engineered Papers sale were in excess of our initial projections and were used to **reduce our outstanding debt balance by more than $600 million or approximately 35%.** At the same time, we also took a hard look at our capital allocation priorities and decided to further support debt reduction with actions that thoughtfully reduced spending, thereby improving cash flow. As a result, we reduced our dividend effective September 2023, initiated a share buyback program intended to counter dilution, and rightsized our capital spending by more than 10%.

Filtration and release liners are two of our identified growth platforms, where we provide unique solutions to meet our customers' most challenging needs. We executed on **important investments in 2023 to support these key end markets with incremental capacity and advanced technologies.** Our new filtration meltblown line will start up in Germany in Q1 2024, and we added a silicone release coater in Mexico to target growth in North and South America in fast growing applications, such as label, adult care and composites. We look forward to realizing an expected $50 million in annual revenues from these investments as they come online in early 2024.

2023 Market Synopsis

It was important that we drove these key actions against the backdrop of ongoing customer destocking, continued macro-economic uncertainty, and ambiguity over a potential industrial recession, that combined to create one of the most challenging operating environments we have seen in over a decade. This widespread trend lingered across most of our end markets and hindered a return to normal demand patterns. We focused, however, on areas that we can control, such as operational execution, cost efficiencies, targeted growth, product improvements, and disciplined pricing. We continued to make the right decisions for our future. We win with our customers, and we made sure to support them with new products, improved lead times, and increased technical support to ensure we remain their partner of choice. We rightsized operating schedules, optimized asset plans, and aggressively reduced inventory levels while improving service to our customers. And, as promised since the merger, we focused on footprint optimization, announcing the pending closure of three facilities and continued streamlining of several warehouse distribution facilities.

Based on conversations with our customers, our own research, and visibility to early demand signals, we believe that demand pace should recover incrementally throughout the first half of 2024 and at an increased pace in the second half of the year. We are looking forward to realizing the benefits of our cost reduction, synergy, and efficiency initiatives as the market normalizes.





The Road Ahead

We are now a year and a half into our exciting journey as Mativ – with major milestones and accomplishments achieved along the way. We have focused our portfolio of offerings on those end markets that offer the greatest growth and margin opportunities, and focused our operations on initiatives that best drive our earnings through shared services and our cross-selling operating model. With integration efforts and synergy realization ahead of schedule, debt reduction pursuits well underway, and our corporate culture thriving, we look forward to 2024 and the many opportunities that lie in front of us. Now is the time to right-size our non-operating cost structure, re-think our organizational complexity, and to continue to aggressively drive our portfolio toward higher growth and higher margins.

Our journey over the last 18 months demonstrated that we have a keen ability to navigate a variety of external environments, take bold action to unlock incremental value, and retain a laser-like focus on the needs of our customers. As One Mativ, we come together and find the potential in the impossible through our biggest enabling force – our people. Thank you to each and every one of our passionate employees who have made and will continue to make material impacts around the world.

Sincerely,

Julie Schertell
President and Chief Executive Officer

Notice of Annual Meeting of Stockholders

To Our Stockholders:

On behalf of the Board of Directors and management of Mativ Holdings, Inc., I cordially invite you to the Annual Meeting of Stockholders on Wednesday, April 24, 2024 at 11:00 a.m. Eastern Time via live audio webcast in a virtual meeting format at www.virtualshareholdermeeting.comMATV2024. This will be our second Annual Meeting of Stockholders following the completion of the merger on July 6, 2022, of Schweitzer-Mauduit International, Inc. and Neenah, Inc., resulting in our combined company, Mativ Holdings, Inc.

Details about the virtual Annual Meeting, nominees for election to the Board of Directors and other matters to be acted on at the Annual Meeting are presented in the Notice of Annual Meeting and Proxy Statement that follow.

It is important that your stock be represented at the meeting regardless of the number of shares you hold. You are encouraged to specify your voting preferences by marking and dating the enclosed proxy card. If you wish to vote in accordance with the Board's recommendations, all you need to do is sign and date the card. You may also vote over the Internet prior to the Annual Meeting by following the instructions on the enclosed proxy card.

Please complete and return the proxy card in the enclosed envelope or vote over the Internet prior to the Annual Meeting whether or not you plan to attend the virtual Annual Meeting. If you do attend the virtual meeting and wish to change your prior vote, you may do so at that time.

Thank you for your support.

Sincerely,

Dr. John D. Rogers
Chair, Board of Directors

MATIV HOLDINGS, INC.
100 Kimball Place, Suite 600
Alpharetta, Georgia 30009

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

March 14, 2024

The Annual Meeting of Stockholders of Mativ Holdings, Inc. will be held via live audio webcast in a virtual meeting format at www.virtualshareholdermeeting.com/MATV2024 on Wednesday, April 24, 2024 at 11:00 a.m. Eastern Time for the following purposes:

1. To elect the two nominees for director named in the attached proxy statement for terms expiring at the 2027 Annual Meeting of Stockholders;

2. To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2024;

3. To hold a non-binding advisory vote to approve executive compensation;

4. To approve the adoption of the Mativ Holdings, Inc. 2024 Equity and Incentive Plan; and

5. To transact such other business as may properly be brought before the meeting or any adjournments or postponements thereof.

We currently are not aware of any other business to be brought before the Annual Meeting.

You may vote all shares that you owned as of March 4, 2024, which is the record date for the Annual Meeting. A majority of the outstanding shares of our common stock must be represented either virtually, in person or by proxy to constitute a quorum at the Annual Meeting for the conduct of business. Your vote is important. I urge you to sign, date and promptly return the enclosed proxy card in the enclosed business reply envelope. No postage is required if mailed in the United States. You may also vote over the Internet prior to the Annual Meeting by following the instructions on the enclosed proxy card. The attached Proxy Statement includes important information regarding the virtual Annual Meeting, including what you need to do in order to participate.

Sincerely,



Mark W. Johnson
Chief Legal and Administrative Officer and Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on April 24, 2024. Our Proxy Statement and the Mativ Holdings, Inc. 2023 Annual Report on Form 10-K are available online at our Investor Relations website at http://ir.mativ.com/.

TABLE OF CONTENTS

MATIV HOLDINGS, INC.
100 Kimball Place, Suite 600
Alpharetta, Georgia 30009
PROXY STATEMENT
INTRODUCTION

This Proxy Statement and the accompanying proxy card are being furnished to the stockholders of Mativ Holdings, Inc., a Delaware corporation, formerly known as Schweitzer-Mauduit International, Inc. and referred to as either the ''Company'' or ''Mativ,'' in connection with the solicitation of proxies by the Board of Directors of the Company (the ''Board'') for use at the 2024 Annual Meeting of Stockholders (the ''Annual Meeting'') and at any adjournment or postponement thereof. The Company intends to mail this Proxy Statement and proxy card, together with the 2023 Annual Report to Stockholders, on or about March 14, 2024. This will be the second Annual Meeting of Stockholders following the completion of the merger on July 6, 2022, of Schweitzer-Mauduit International, Inc. (''SWM'') and Neenah, Inc. (''Neenah''), resulting in the combined company, Mativ Holdings, Inc. (the ''Merger'').

GENERAL INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

When and Where is the Annual Meeting?

The Annual Meeting will be held via live audio webcast on April 24, 2024, at 11:00 a.m. Eastern Time, in a virtual meeting format at www.virtualshareholdermeeting.com/MATV2024. As this year's Annual Meeting will be conducted virtually, please do NOT travel to the Company's corporate headquarters for the Annual Meeting.

How May I Participate in the Virtual Annual Meeting?

You may attend the virtual Annual Meeting, ask questions, and vote your shares during the Annual Meeting at www.virtualshareholdermeeting.com/MATV2024. If you are a stockholder of record as of March 4, 2024, the record date for the Annual Meeting, you should log into the meeting website with your 16-digit control number found on your proxy materials, which will allow you to vote and ask questions during the meeting.

Online check-in will begin at 10:45 a.m. Eastern Time. We encourage you to access the Annual Meeting prior to the start time, leaving ample time for the check-in process. There will be technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during check-in or during the meeting, please call the technical support number that will be posted on the virtual shareholder meeting login page.

The Company will post the rules of conduct for the Annual Meeting to the virtual meeting website. We will post a recording of the entire meeting, including appropriate questions received during the meeting and the Company's answers, on http://ir.mativ.com/ as soon as practicable after the Annual Meeting.

As always, you are encouraged to vote your shares prior to the Annual Meeting.

What is the Purpose of the Annual Meeting?

At the Annual Meeting, stockholders will act upon the matters listed in the attached Notice of Annual Meeting of Stockholders, including (i) to elect two directors for terms expiring in 2027; (ii) to ratify the Audit Committee's selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2024; (iii) to hold a non-binding advisory vote to approve executive compensation; and (iv) to approve the adoption of the Mativ Holdings, Inc. 2024 Equity and Incentive Plan.

We currently are not aware of any business to be acted upon at the Annual Meeting other than that described in this Proxy Statement. If, however, other matters are properly brought before the Annual Meeting, or any adjournment or postponement of the Annual Meeting, your proxy includes discretionary authority on the part of the individuals appointed to vote your shares to act on those matters according to their best judgment.

Adjournment of the Annual Meeting may be made for the purpose of, among other things, soliciting additional proxies to obtain a quorum. Any adjournment may be made from time to time by the chair of the Annual Meeting.

Who May Attend the Annual Meeting?

All stockholders of record at the close of business on March 4, 2024, the record date for the Annual Meeting, or their duly appointed proxies may attend the Annual Meeting. Although we encourage you to promptly complete and return the attached proxy card by mail or vote over the Internet to ensure your vote is counted, you may also attend the Annual Meeting and vote your shares virtually in person.

What Constitutes a Quorum for Purposes of the Annual Meeting?

A quorum for the Annual Meeting will be a majority of the outstanding shares of the Company's common stock, par value $0.10 per share (the "Common Stock"), virtually present in person or represented by proxy at the Annual Meeting. Abstentions and "broker non-votes" are counted as present for purposes of determining a quorum.

Can I Ask Questions at the Virtual Annual Meeting?

Yes. Stockholders as of the record date who properly log in and participate in our virtual Annual Meeting will have an opportunity to submit questions live via the Internet during a designated portion of the meeting. During the question and answer session, we intend to answer all questions submitted during the meeting which are pertinent to the Company and the meeting matters, as time permits.

Who is Entitled to Vote at the Annual Meeting?

Each stockholder of record at the close of business on March 4, 2024, the record date for the Annual Meeting, will be entitled to one vote for each share registered in such stockholder's name. As of March 4, 2024, there were 54,300,282 shares of Common Stock outstanding.

Participants in the Company's Retirement Savings Plan, the Neenah, Inc. 401(k) Plan and the Neenah, Inc. Retirement Contribution Plan (093861) (the "Plans") may vote the number of shares they hold in that plan. The number of shares shown on a participant's proxy card includes the stock units the participant holds in the Plans and serves as a voting instruction to the trustee of the Plans for the account in the participant's name. Information as to the voting instructions given by individuals who are participants in the Plans will not be disclosed to the Company.

A list of stockholders entitled to vote at the Annual Meeting will be available to stockholders for examination 10 days prior to the Annual Meeting. To review the list of stockholders, please contact Investor Relations at investors@mativ.com.

How May I Vote My Shares?

If you are a stockholder of record and hold your shares in your own name with our transfer agent, American Stock Transfer & Trust Company, you can vote by completing, signing, dating and mailing the enclosed proxy card to American Stock Transfer & Trust Company in the envelope provided. Proxy cards received prior to the Annual Meeting will be voted as instructed. You may also vote over the Internet until 11:59 p.m. Eastern Time the day before the Annual Meeting by following the instructions on the enclosed proxy card or you may vote during the virtual Annual Meeting by logging into the website with your 16-digit control number found on your proxy materials.

If your shares are held in "street name" (i.e., if they are held through a broker, bank or other nominee), you may receive a separate voting instruction form with this Proxy Statement, or you may need to contact your broker, bank or other nominee to determine whether you will be able to vote electronically by using the Internet or by telephone prior to the Annual Meeting. You may also vote during the virtual Annual Meeting by logging into the website with your 16-digit control number found on your proxy materials.

If your vote is received before the Annual Meeting, the named proxies will vote your shares as you direct. If you return a validly executed proxy but do not make voting selections, your shares will be voted in accordance with the Board's recommendations on each proposal, discussed below.

How Does the Board Recommend that I Vote?

The Board unanimously recommends that you vote:

- **FOR** the two nominees for election to the Board named in Proposal One - Election of Directors;

- **FOR** Proposal Two - Ratification of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2024;

- **FOR** Proposal Three - Non-Binding Advisory Vote to Approve Executive Compensation; and

- **FOR** Proposal Four - Adoption of the Mativ Holdings, Inc. 2024 Equity and Incentive Plan.

What Vote is Required to Approve Each Proposal?

Proposal One - Election of Directors. Directors will be elected by a plurality vote of shares of the Company's Common Stock as of the record date virtually present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. This means that the individuals who receive the greatest number of votes cast "FOR" will be elected as directors, up to the maximum number of directors to be chosen at the meeting. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. Votes may be cast in favor of, or withheld from, each nominee. Votes that are withheld will be excluded entirely from the vote and will have no effect.

Proposal Two - Ratification of the Selection of the Independent Registered Public Accounting Firm. The vote will be decided by the affirmative vote of a majority of shares of the Common Stock as of the record date virtually present in person or represented by proxy and entitled to vote on the subject matter.

Proposal Three - Non-Binding Advisory Vote to Approve Executive Compensation. The vote will be decided by the affirmative vote of a majority of shares of the Common Stock as of the record date virtually present in person or represented by proxy and entitled to vote on the subject matter. This is an advisory vote and is not binding on the Board of Directors. However, the Compensation Committee and the Board of Directors expect to take into account the outcome of the vote when considering future decisions regarding executive compensation.

Proposal Four - Approval of the Adoption of the Mativ Holdings, Inc. 2024 Equity and Incentive Plan. The vote shall be decided by the affirmative vote of a majority of shares of the Common Stock as of the record date virtually present in person or represented by proxy and entitled to vote on the subject matter.

What Happens if I Do Not Vote My Shares?

We encourage you to vote. Voting is an important stockholder right and helps to establish a quorum for the conduct of business. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. In tabulating the voting result for any particular proposal, abstentions and, if applicable, broker non-votes are not counted as votes "FOR" or "AGAINST" (or "WITHHOLD" for) the proposals. Accordingly, abstentions will have no effect on Proposal One, since only votes "FOR" a director nominee will be considered in determining the outcome. Because they are considered to be present and entitled to vote for purposes of determining voting results, abstentions will have the effect of a vote "AGAINST" Proposals Two, Three and Four.

Under the New York Stock Exchange ("NYSE") rules, if your shares are held in "street name" and you do not indicate how you wish to vote, your broker is permitted to exercise its discretion to vote your shares only on certain "routine" matters. Proposal Two is a "routine" matter under NYSE rules and, as such, your broker is permitted to exercise discretionary voting authority to vote your shares "FOR" or "AGAINST" the proposal in the absence of your instruction. The other proposals are not considered "routine" matters. Accordingly, if you do not direct your broker how to vote on such proposals, your broker may not exercise discretionary voting authority and may not vote your shares. This is called a "broker non-vote," and although your shares will be considered to be represented by proxy at the Annual Meeting and counted for quorum purposes as discussed above, they are not considered to be shares "entitled to vote" on those proposals and will not be counted as having been voted on the applicable proposals. Therefore, they will not have the effect of a vote for or against (or withheld from) such proposals.

How Can I Revoke My Proxy or Change My Vote?

At any time before it is voted, any proxy may be revoked by the stockholder who granted it by (i) delivering to the Company's Corporate Secretary at the Company's principal executive office another signed proxy card or a signed document revoking the earlier proxy or (ii) voting online during the virtual Annual Meeting. You may also change your previously submitted vote by submitting a subsequent vote over the Internet prior to the Annual Meeting. The last vote received prior to the Annual Meeting will be the one counted.

If your shares are held in "street name" (i.e., if they are held through a broker, bank or other nominee), you may submit new voting instructions by contacting your broker, bank or other nominee. At any time before your previously submitted vote or previously granted proxy is voted, you may change such vote or revoke such proxy online during the Annual Meeting if you obtain a legal proxy from the record holder (the broker, bank or other nominee) giving you the right to vote the shares and have followed the instructions to participate in the meeting provided above under "How May I Participate in the Virtual Annual Meeting?".

Who Pays for the Proxy Solicitation?

The Company has engaged the firm of Georgeson LLC, to assist in distributing and soliciting proxies for a fee of approximately $14,750, plus reasonable out-of-pocket expenses. However, the proxy solicitor fee is only a small fraction of the total cost of the proxy process. A significant expense in the proxy process is printing and mailing the proxy materials. The Company will reimburse brokers, fiduciaries and other nominees for their reasonable expenses in forwarding proxy materials to beneficial owners. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies in person, by telephone or by other means of communication. Directors, officers and employees of the Company will not receive any additional compensation in connection with such solicitation. The Company will pay the entire cost of the proxy solicitation.

Who Will Count the Vote?

American Stock Transfer & Trust Company has been engaged to tabulate stockholder votes and act as our independent inspector of election for the Annual Meeting.

Who Can Help Answer Any Other Questions I Might Have?

If you have any questions concerning the virtual Annual Meeting or would like additional copies of the Proxy Statement or need help voting your shares of Common Stock, please contact our transfer agent: American Stock Transfer & Trust Company, at help@astfinancial.com or call the Shareholder Services Department at 1 (800) 937-5449 or (718) 921-8124.

Hedging and Pledging Policy

The Company's insider trading policy prohibits directors and key executives (including all Named Executive Officers) from directly or indirectly hedging or pledging any of the Company's equity securities. No shares listed in the table above are pledged as security.

Hedging is defined in the policy to include any instrument or transaction, including put options and forward-sale contracts, through which such director or key executive would offset or reduce exposure to the risk of price fluctuations in the Company's stock. In addition, the Company strongly discourages all other employees from engaging in similar arrangements with respect to Company stock, and any employee who wishes to enter into such an arrangement must seek prior approval from our Chief Legal Officer.

The policy also generally prohibits all officers, directors and employees of the Company (and its subsidiaries, independent contractors or consultants) from, among other things, engaging in short sales or transactions in publicly traded options, puts, calls or other derivative securities based on the Company's equity securities on an exchange or any other organized market.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file reports with the SEC regarding beneficial ownership of Common Stock and other equity securities of the Company. Directors, executive officers and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a).

Based solely on a review of copies of such reports filed with the SEC and written representations from the Company's directors and executives that no other reports were required, the Company believes that all of its directors, executive officers and greater than 10% stockholders complied with the reporting requirements of Section 16(a) applicable to them since January 1, 2023, other than one late Form 4 filing by Messrs. Keenan, Rickheim, Downard, and Ms. Allegri, and one late Form 3 filing by Messrs. Downard and Elwart.

PROPOSAL ONE
ELECTION OF DIRECTORS

Overview of Our Nominees and Continuing Directors



Board Structure

The Company's By-Laws provide that the number of directors on its Board shall be fixed by resolution of the Board from time to time and, until otherwise determined, shall not be less than six nor more than twelve. However, in connection with the Merger, the By-Laws were amended to provide that during the "Governance Period" (until the date of the annual meeting of stockholders held in 2025, or December 31, 2025, if an annual meeting is not held in 2025), the number of directors constituting the entire Board shall be fixed at nine directors, (i) five of whom to be designated by SWM prior to the Merger (Dr. Rogers, as non-executive Chair, Dr. Kimberly E. Ritrievi, Anderson D. Warlick, Jeffrey Keenan and Marco Levi) and (ii) four of whom to be designated by Neenah prior to the Merger (Julie A. Schertell, Shruti Singhal, Tony R. Thene and William M. Cook). During the Governance Period, the SWM or Neenah affiliated directors, voting as a separate group, also have the right to fill vacancies on the Board created by the resignation, disqualification, removal from office or death of a director within each group.

The Board is divided into three classes of directors of the same or nearly the same number. The table below shows the allocation of our directors and nominees across the three classes:

Class I – Current Term Ending at 2026 Annual Meeting	Class II - Current Term Ending at 2024 Annual Meeting	Class III - Nominees for Election at 2025 Annual Meeting
Jeffrey J. Keenan	Shruti Singhal	Julie A. Schertell
Marco Levi	Tony R. Thene	Kimberly E. Ritrievi, ScD
William M. Cook	Anderson D. Warlick	John D. Rogers, PhD

Mr. Thene will not be standing for election at the Annual Meeting. The Board is conducting a search for director candidates to fill this vacancy. The candidate selected to fill this vacancy must be approved by the Neenah affiliated directors pursuant to the By-Laws.

Board Succession Planning

The Board, through its Nominating & Governance Committee, regularly reviews the particular skill sets required by the Board based on the nature of the Company's business, strategic plans and regulatory challenges as well as the current performance of the incumbent directors. The Nominating & Governance Committee expects to continue to seek director candidates to replace current directors as they retire.

The By-Laws of the Company provide that a director is not eligible for election or re-election after his or her 72nd birthday but allows the Board to make an exception to this policy when it believes that nomination is in the best interests of the Company's stockholders.

Nominees for Director

Upon recommendation of the Nominating & Governance Committee, the Board has nominated Shruti Singhal and Anderson D. Warlick for election to the Board as Class II directors to serve a three-year term ending at the

2027 Annual Meeting of Stockholders. If elected by our stockholders, Messrs. Singhal and Warlick will hold office until his successor has been elected and qualified or until the director's earlier resignation or removal. Messrs. Singhal and Warlick are current members of the Board.

The Board has determined that Messrs. Singhal and Warlick are independent pursuant to the independence standards of the SEC, the NYSE and the Company. Each nominee for director has consented to serve if elected. Should the nominees become unable to serve, proxies may be voted for another person designated by the Board. Proxies can only be voted for the number of persons named as nominees in this Proxy Statement.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the election to the Board of each of the two nominees for director.

Background Information on Nominees and Continuing Directors

The names of the nominees and the directors continuing in office, their ages as of the date of the Annual Meeting, their principal occupations and public company directorships during at least the past five years and certain other biographical information are set forth on the following pages.

Nominees for Election to the Board of Directors

Shruti Singhal
Age: 54
Director Since: 2022



Business Experience:
- President and Chief Executive Officer, Chroma Color Corporation, a leading formulator, and specialty color and additive concentrates supplier, since 2021

- President, DSM's Engineering Materials Business, 2019 – 2021

Public Company Directorships:
- Director, Neenah Inc., 2021 – 2022

Anderson D. Warlick
Age: 66
Director Since: 2009



Business Experience:
- Chairman and Chief Executive Officer of Parkdale, Inc., a textile and consumer products company, and its subsidiaries, since 2001

Members of Board of Directors Continuing in Office

William M. Cook
Age: 70
Director Since: 2022



Business Experience:
- President and Chief Executive Officer, Donaldson Company, Inc., 2004 – 2015

- Various leadership roles at Donaldson Company, Inc., 1994 – 2004

Public Company Directorships:
- Chairman of the Board, IDEX Corporation, 2020 – 2022; Director, IDEX Corporation, 2008 – 2022

- Director, AXALTA Coating Systems, Ltd., since 2019

- Director, Neenah Inc., 2016 – 2022

Jeffrey J. Keenan
Age: 66
Director Since: 2016



Business Experience:
- Senior Advisor of Roark Capital Group, a private equity firm, 2015 – February 2020

- President, Chief Operating Officer and Chief Compliance Officer of Roark Capital Group, 2006 – 2015

- Co-Founder and Chairman of IESI Corporation, 1996 – 2005

Marco Levi
Age: 64
Director Since: 2017



Business Experience:
- Chief Executive Officer, Ferroglobe PLC, a mining and metals company, since January 2020

- Chief Executive Officer, Thermission AG, a metals finisher, June 2018 – December 2019

- President and Chief Executive Officer, Ahlstrom Corporation, 2014 – 2016

- Senior Vice President and Business President of Emulsion Polymers, Styron Corporation, 2010 – 2014

Public Company Directorships:
- Director of Ferroglobe PLC, since 2020

Kimberly E. Ritrievi, ScD
Age: 65
Director Since: 2018



Business Experience:
- President, The Ritrievi Group, LLC, since 2005

- Various leadership roles at Goldman Sachs & Co., 1997 – 2004

Public Company Directorships:
- Director of Tetra Tech, Inc., since 2013

John D. Rogers, PhD
Age: 62
Director Since: 2009



Business Experience:
- President, Chief Executive Officer and Director of CFA Institute, an association of investment professionals, 2009 – 2014

- Founding Partner & Principal of Jade River Capital Management, LLC, 2007 – 2008

- President and Chief Executive Officer, Invesco Institutional N.A., Senior Managing Director and Head of Worldwide Institutional Business, AMVESCAP Plc, 2003 – 2006

Julie A. Schertell
Age: 55
Director Since: 2022



Business Experience:
- President & Chief Executive Officer of the Company, since July 2022

- President & Chief Executive Officer, Neenah, Inc., a global manufacturer of specialty materials, May 2020 – July 2022

- Chief Operating Officer of Neenah, Inc., January 2020 – May 2020

- Various leadership roles at Neenah, Inc., 2008 – 2020

Public Company Directorships:
- Director of the Ingersoll Rand Company, since 2023

- Director, Neenah Inc., 2020 – 2022

Director Biographies and Qualifications for Service on the Company's Board

Summary of Skills, Experience, and Attributes of Director Nominees and Directors

Our continuing directors and director nominees bring a diversity of expertise, experience, skills, and attributes to the Board. The following director skills matrix highlights the balanced mix of skills, experience and attributes that are most relevant to our Company. Further information on each individual director, including his or her qualifications for service on the Board, is set forth below in the director biographies.

Skills and Experience	W. Cook	J. Keenan	M. Levi	K. Ritrievi	J. Rogers	J. Schertell	S. Singhal	A. Warlick
Current/Former CEO	X	X	X		X	X	X	X
Public Company Board Experience	X	X	X	X	X	X		X
Strategic Leadership	X	X	X	X	X	X	X	X
Audit/Accounting/Financial Statements	X	X	X	X	X	X	X	X
M&A/Integration/Transformation	X	X	X	X	X	X	X	X
Industrial/Manufacturing Sector Experience	X	X	X			X	X	X
International Experience	X	X	X	X	X	X	X	X
Investor Relations	X	X	X	X	X	X	X	
Innovation/R&D	X		X	X		X	X	X
Human Capital	X		X	X	X	X	X	X
Executive Compensation	X		X			X	X	X
Advertising/Marketing/Sales			X			X	X	X
Communications			X			X	X	X
Enterprise Risk Management	X	X		X	X	X		X
Legal/Regulatory		X					X	X
ESG/Sustainability		X	X	X		X	X	X

Attributes	W. Cook	J. Keenan	M. Levi	K. Ritrievi	J. Rogers	J. Schertell	S. Singhal	A. Warlick
Gender Diversity								
Male	X	X	X		X		X	X
Female				X		X		
Racial Diversity								
Asian/Pacific Islander							X	
White/Caucasian	X	X	X	X	X	X		X

William M. Cook

Mr. Cook is the retired Executive Chair (2015 - 2016) of Donaldson Company, Inc., a technology driven global company that designs and manufactures filtration systems and their replacement parts. Mr. Cook was also the Executive Chair (2005 - 2015), President and Chief Executive Officer (2004 - 2015) of Donaldson. Through his 35-year career at Donaldson, Mr. Cook held numerous senior executive roles of increasing responsibility in both the U.S. and Europe, including service as Chief Financial Officer (2001 - 2004); Senior Vice President, International (2000 - 2004); and Senior Vice President, Commercial and Industrial (1994 - 2000). Prior to joining Donaldson, Mr. Cook worked as a Financial Analyst at Ford Motor Company. Mr. Cook recently retired (2022) as a Director of IDEX Corporation, where he served as the Non-Executive Chair of the Board and on the Audit Committee. He currently serves as a Director on AXALTA Coating Systems, Ltd., where he served as the

Non-Executive Chair of the Board until January 2023 and continues to serve on the Audit Committee and as Chair of the Compensation Committee. Mr. Cook served as a Director of Neenah, Inc. from 2016 - 2022 where he served as Non-Executive Chair of the Board and on the Audit Committee. Mr. Cook was previously a Director of Valspar Corporation from 2010 to 2017 and served on the Audit Committee. Mr. Cook brings to the Mativ Board his 35 years of filtration industry experience and his operations experience and financial expertise at Donaldson where he held a wide range of financial and business positions with global responsibilities. Mr. Cook is an experienced public company Board member having served on the Donaldson Board from 2004 - 2016 and as an independent Director for IDEX, Neenah, AXALTA, and Valspar. Mr. Cook also has valuable Board experience from his past board service for various private company and charitable organizations. Mr. Cook holds a BS degree in Business Management and an MBA degree from Virginia Polytechnic Institute and State University (Virginia Tech).

Jeffrey J. Keenan

Mr. Keenan is the former President, Chief Operating Officer and Chief Compliance Officer of Roark Capital Group, a private equity fund with more than $30 billion of capital under management, most recently holding the position of senior advisor until February 2020. While at Roark Capital Group, he led the firm's investments in environmental services, including Waste Pro, GFL Environmental, Solterra, and Qualawash. His prior experience includes senior leadership and board roles in over 25 portfolio companies, and senior leadership roles at AEA Investors and Oak Hill Capital. In addition to his diverse experience and private equity background, Mr. Keenan was also a founder and executive chairman of IESI Corporation from 1996 to 2005. IESI Corporation was sold in 2005 for more than $1 billion after completing more than 160 environmental services acquisitions including collection companies, transfer stations and landfills. Mr. Keenan currently serves as a director and investor in Live Oak Environmental and EcoSouth Services, both of which are environmental services companies. Mr. Keenan has broad-based business skills that add value to the Board's oversight of the Company, including strategic planning, financial and U.S. and international tax expertise as well as deep experience in multiple industries.

Marco Levi

Mr. Levi has over thirty years of experience in the Mine & Metals, chemicals, plastics and specialty paper and composites industries. His record of successfully running global materials technology businesses brings proven leadership experience to the Board. He is currently chief executive officer and Board Director of Ferroglobe PLC, a world leader in mines and minerals and recently served as the chief executive officer of Thermission AG, a pioneer in the field of zinc thermal diffusion to coat and finish industrial commercial materials. As the former president and chief executive officer of Ahlstrom Corporation, a global high-performance fiber company, Mr. Levi understands the principles that create stockholder value and has successfully navigated many of the strategic challenges facing a publicly traded company. Prior to his service with Ahlstrom Corporation, Mr. Levi was the senior vice president and business president of Emulsion Polymers, Styron Corporation, a global chemical materials solutions provider. There, he led the Emulsion Polymers business through a successful initial public offering and was integral in overseeing core business functions including manufacturing, supply chain marketing, sales and research and development.

Kimberly E. Ritrievi, ScD

Dr. Ritrievi has over thirty years of collective experience in the capital markets and specialty chemicals industries. She is currently President at The Ritrievi Group, LLC, a private investment firm (2018 to present), previously a boutique consultancy firm focused on equity value creation for public and private companies (2005 – 2016). Prior to joining The Ritrievi Group, LLC in 2005, she served in numerous positions of leadership at Goldman Sachs & Co., including as Co-Head of Investment Research for the U.S., Canada, Latin & South America from 2001 to 2004. Dr. Ritrievi has also served in numerous other positions, including as a Process Development Engineer at ARCO Chemical.

Since 2013, Dr. Ritrievi has served as a director of Tetra Tech, Inc., where she serves on the Audit Committee and chairs the Strategic Planning and Enterprise Risk Committee. Dr. Ritrievi is also an advisory Board member for Intrinio Fintech Marketplace. Dr. Ritrievi's financial markets career has given her significant experience in identifying and creating stockholder value by applying short- and long-term time horizons and assessing strategy, capital allocation, business mix, competitive position and execution capabilities. In addition, Dr. Ritrievi has experience in the specialty chemical industry that provides her with insight into the Company's key products and customers.

John D. Rogers, PhD

Dr. Rogers has extensive experience with large investment fund management firms, ranging from chief investment officer to president and chief executive officer. He served as president and chief executive officer of the CFA Institute, the world's leading association of investment professionals, for four and a half years until June 2014. Dr. Rogers has also served as a director and member of the audit, remuneration and nominations and governance committees of OM Asset Management plc., a global investment management firm. In addition, he has served for fourteen years on the boards of NYSE-listed firms and as a director of multiple non-profit organizations. His chief executive officer experience and extensive experience in the investment management industry, including as an equity and fixed income investor and analyst, has equipped him with a range of skills that relate directly to identifying and driving the elements that create value and maximize the effective utilization of capital. Dr. Rogers is a CFA charter holder. His perspective enhances the Board's ability to relate to and represent the interests of the Company's stockholders.

Julie A. Schertell

Ms. Schertell is Mativ's President and Chief Executive Officer and serves on its Board of Directors. Formerly President and Chief Executive Officer of Neenah, Inc., she has held numerous leadership positions within the company over the last 15 years, including Chief Operations Officer, Segment President of Technical Products and Fine Paper & Packaging, and Vice President and General Manager of Fine Paper & Packaging. Ms. Schertell began her career at Georgia-Pacific in 1992 as a Financial Analyst for Consumer Products. While at Georgia-Pacific, she served in several roles over her 16-year career there, including Vice President of Sales and Marketing Strategy, Vice President of Supply Chain, Director of Sales Operations and Director of Financial Planning and Analysis. Ms. Schertell graduated from Florida State University's College of Business in 1991 with a BA in Accounting and received her MAcc degree from the University of Georgia's Terry College of Business in 1992.

Shruti Singhal

Mr. Singhal is the President and Chief Executive Officer of Chroma Color Corporation, a leading formulator, and specialty color and additive concentrates supplier. Mr. Singhal has worked in North America and Europe with companies like Henkel, Cognis (now BASF), Rohm & Haas, The Dow Chemical Company, Ashland, Solenis, General Cable, DSM and others throughout his career. Before joining Chroma Color, he served as President of DSM's Engineering Materials Business. He received a bachelor's degree in chemical engineering and a master's degree in chemical engineering from Drexel University. He also completed the Global Marketing Management Program at The Wharton School at the University of Pennsylvania.

Anderson D. Warlick

As the chairman and chief executive officer of Parkdale, Inc., a privately held textile and consumer products company that utilizes domestic and foreign manufacturing sites to produce and compete world-wide in primarily commodity product lines, Mr. Warlick brings experience to the Board in operational excellence, operating in less developed countries and effective management and deployment of fixed assets situated in different positions along the cost curve of competitive facilities. These skills and experience are directly related to developing and guiding the implementation of solutions to the Company's current and strategic challenges.

Mr. Warlick currently serves on the boards of three private corporations, one of which he serves as lead director, and is a member of their compensation and nominating & governance committees. He previously served as a director of an additional private company, including as the lead director and a member of the Audit Committee. The experience he acquired in these roles contributes to his service as Chair of the Company's Compensation Committee and a member of the Nominating & Governance Committee, and previously as Lead Non-Management Director.

Nomination of Directors

Directors may be nominated by the Board or by stockholders in accordance with the By-Laws of the Company. The Nominating & Governance Committee, which is composed of independent directors, identifies potential candidates and reviews all proposed nominees for the Board, including those proposed by stockholders. The Nominating & Governance Committee selects individuals as director nominees who have the highest personal and professional integrity and whose background and skills will enhance the Board's ability to serve the long-term interests of the Company's stockholders. The candidate review process includes an assessment of the person's judgment, experience, financial expertise, independence, understanding of the Company's business or other related industries, commitment and availability to prepare for and attend Board and Standing Committee meetings and such other factors as the Nominating & Governance Committee determines are relevant in light of the needs of the Board and the Company. In seeking director candidates, the Nominating & Governance Committee uses a director candidate qualification matrix that compares the skills, experience, and competencies of existing directors, directors that are expected to retire in the near-term and the anticipated future strategic and operational strategies and development needs of the Company in order to identify skills, experience and/or competencies that may otherwise be absent from the Board's future composition. It also uses its and the Board's professional contact networks and/or director search firms to identify and recommend to the Board suitable director candidates.

The Nominating & Governance Committee selects qualified candidates consistent with criteria approved by the Board and presents them to the full Board, which decides whether to nominate the candidate for election to the Board. The Nominating & Governance Committee Charter authorizes the Nominating & Governance Committee to retain such outside experts, at the Company's expense, as it deems necessary and appropriate to assist it in the execution of its duties. The Nominating & Governance Committee evaluates candidates recommended by stockholders in the same manner as it evaluates other candidates. A further discussion of the process for stockholder nominations and recommendations of director candidates is found under the caption "How Stockholders May Nominate or Recommend Director Candidates."

Board Diversity

The Nominating & Governance Committee, with input from the Board, considers a wide range of factors in determining the desired experiences and qualifications for director candidates and then seeks candidates that best meet those criteria. The Company does not have a formal policy concerning the diversity of its directors, however, the diversity of the Board is a consideration in evaluating candidates for the Board.

As noted above under "Board Structure," in connection with the Merger, during the "Governance Period" (until the date of the annual meeting of stockholders held in 2025, or December 31, 2025, if an annual meeting is not held in 2025), the number of directors constituting the entire Board shall be fixed at nine directors, with the SWM or Neenah affiliated directors, voting as a separate group, having the right to fill vacancies within each group. The SWM and Neenah affiliated director groups are committed to including women and individuals from racial/ethnic minority groups in the pool of candidates when conducting a search for qualified candidates to fill vacancies, should one arise during the Governance Period.

The Board intends to focus on increasing the gender and racial/ethnic diversity of the Board by considering diverse candidates to fill vacancies or expanding the size of the Board to include a diverse candidate following the Governance Period.

How Stockholders May Nominate or Recommend Director Candidates

Any stockholder of record entitled to vote generally in the election of directors may nominate one or more persons for election as directors by complying with the procedures set forth in the Company's By-Laws, a copy of which may be obtained from the Company's Corporate Secretary. The notice of intent to nominate a candidate for the Board must satisfy the requirements described in the By-Laws and be received by the Company not less than 90 calendar days nor more than 120 calendar days before the first anniversary date of the preceding year's annual meeting. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company.

Stockholders may recommend a director candidate for consideration by the Nominating & Governance Committee by notifying the Company's Corporate Secretary in writing at Mativ Holdings, Inc., 100 Kimball Place, Suite 600, Alpharetta, Georgia 30009. The information that must be included in the notice and the procedures that must be followed (including the timeframe for submission) by a stockholder wishing to recommend a director candidate for the Nominating & Governance Committee's consideration are the same as would be required under the By-Laws if the stockholder wished to nominate that candidate directly.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION & ANALYSIS

Overview

In 2023, we continued to make progress on strategic initiatives to drive long-term growth. After the Merger in July 2022, we started 2023 by setting our enterprise ambition, defining our operating model, and benefitting from the results of early SG&A synergies during the initial integration period. Our journey to achieve $65 million in total synergies realized from the merger continues ahead of schedule.

In September 2023, we optimized our capital allocation priorities by reducing our dividend, initiating a share buyback program intended to counter dilution, and rightsizing our capital spending by more than 10%.

On November 30, 2023, we closed on the previously announced sale of our Engineered Papers business to Evergreen Hill Enterprise Pte. Ltd., which was the culmination of a strategic initiative that began after the merger to focus our portfolio around our fastest growing end markets. Net proceeds realized from the Engineered Papers sale were in excess of our initial projections and were primarily used to reduce our outstanding debt balance by more than $600 million, or approximately 35%, and reduced our net leverage by 0.3x.

Filtration and release liners are two of our identified growth platforms, where we provide unique solutions to meet our customers' most challenging needs. We executed on two important investments in 2023, in Germany and Mexico, to support these key end markets with incremental capacity and advanced technologies. We look forward to realizing an expected $50 million in annual revenues from these investments as they come online in 2024.

Named Executive Officers

For 2023, the Company's Named Executive Officers were:[1]

   

Julie Schertell	**Greg Weitzel**[2]	**Mark W. Johnson**[3]	**Michael W. Rickheim**
President and Chief Executive Officer	Chief Financial Officer	Chief Legal and Administrative Officer and Corporate Secretary	Chief Human Resources and Communications Officer

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(1) For 2023, the Company's Named Executive Officers also included R. Andrew Wamser, Jr., Former Chief Financial Officer, and Ricardo Nuñez, Former Chief Legal Officer, Secretary and Chief Compliance Officer (both not pictured above). Messrs. Wamser and Nuñez separated from the Company, effective April 1, 2023 and September 1, 2023, respectively. Please see "Wamser and Nuñez Separation Agreements" and "Potential Payments Upon Termination or Change in Control" below for additional information regarding Messrs. Wamser's and Nuñez's separation benefits.

(2) Mr. Weitzel was appointed Chief Financial Officer, effective April 2, 2023.

(3) Mr. Johnson commenced employment with the Company on September 1, 2023.

Executive Compensation Philosophy

The Compensation Committee of the Board (the ''Committee'') which is responsible for overseeing the Company's executive compensation program, believes that the Company's executive compensation program should reward actions and behaviors that build a foundation for the long-term performance of the Company, while also rewarding achievement of short-term performance goals informed by the Company's strategy. To align the Company's executive compensation program with the Committee's compensation philosophy, the Committee has adopted the following objectives and guiding principles:



Reward actions and behaviors that build a foundation for the long-term performance of the Company, while also rewarding achievement of short-term performance goals informed by the Company's strategy

Pay-for-Performance. Allocate a significant portion of totalarget compensation to incentive-based compensation opportunities tied to the performance of the Company	**Align with Stockholder Interests.** Set incentive plan objectives that the Committee believes contribute to increased stockholder value and award a significant portion of total compensation opportunity in the form of equity	**Attract, Retain and Motivate.** Utilize an annual competitive compensation study to guide decisions regarding total and individual compensation components and values

2023 "Say on Pay": Advisory Votes on Executive Compensation and Stockholder Engagement

In 2023, in a non-binding advisory vote, the Board asked the Company's stockholders to indicate whether they approved the Company's compensation program for its Named Executive Officers, as disclosed in the 2023 proxy statement (''say on pay''). At its 2023 Annual Meeting of Stockholders, the Company's stockholders approved the compensation program for its Named Executive Officers, with approximately 98% of the votes cast in favor of the say on pay proposal, which was generally consistent with the support we received on average for the three previous say on pay proposals of 97%.



2023 Say on Pay Vote

98% Approval

The Committee's review of the Company's executive compensation program considers whether the program serves the interests of stockholders. The Committee values continuing and constructive feedback from our stockholders on compensation and management and the Committee make themselves available to stockholders to have a continuing dialogue with our stockholders in order to better understand their opinions regarding our executive compensation program. The Committee will continue to monitor our executive compensation program and, as it deems appropriate, engage with our stockholders and take into account stockholder input. Stockholders are invited to express their views or concerns directly to the Committee or the Board in the manner described below under ''Communicating with the Board.''

Key Compensation Policies and Practices

We are committed to having strong governance standards with respect to our executive compensation program, policies and practices. Consistent with this focus, we maintain the following policies and practices that we believe demonstrate our commitment to executive compensation best practices.

	What We Do:		
✓	**A significant portion of the Named Executive Officers' compensation is delivered in the form of variable compensation that is connected to actual performance.**	✓	**Annual compensation risk assessment.**
✓	**Maximum payout caps for annual and long-term incentive compensation.**	✓	**Annual peer group review.**
✓	**Linkage between quantitative performance measures for incentive compensation and operating objectives.**	✓	**TSR modifier applicable to 2023 performance-based equity awards.**
✓	**Independent compensation consultant reporting directly to the Committee and providing no other services to the Company.**	✓	**Clawback policies.**
✓	**Robust stock ownership guidelines for Named Executive Officers.**		

	What We Don't Do:
✗	**Change-in-control tax gross-ups.**
✗	**"Single trigger" vesting of equity awards in the event of a change-in-control.**
✗	**Re-price stock options or buy-back equity grants.**
✗	**Allow directors and key executives (including its Named Executive Officers) to hedge or pledge their Company securities.**
✗	**Executive employment contracts unless required by local law.**
✗	**Excessive perquisites.**

Elements of the 2023 Executive Compensation Program

The graphic below summarizes the material elements of the Company's 2023 executive compensation program for the Company's Named Executive Officers. The Committee believes that this design balances fixed and variable compensation elements, provides alignment with the Company's short and long-term financial and strategic priorities through the short-term and long-term incentive programs, and provides alignment with stockholder interests.

	Annual Pay Element*			
	Salary	**Short-Term Incentive Plan**	**Service-Based Restricted Stock Units**	**Performance-Based Restricted Stock Units**
Who Receives	All Named Executive Officers ———————————————————————→			
When Granted	Annually ———————————————————————————————→			
Form of Delivery	Cash ——————————————————→		Equity ———————————————→	
Why We Pay	Establish a pay foundation at competitive levels to attract and retain talented executives	Motivate and reward executives for performance related to key financial performance metrics Hold executives accountable, with payouts varying from target based on actual performance against pre-established and communicated performance goals	Align the interests of executives with those of the Company's stockholders by subjecting payout to fluctuations in the Company's stock price performance Competitive with market practices in order to attract and retain top executive talent	Align the interests of executives with those of the Company's stockholders by focusing the executives on the Company's financial performance over the performance period and further subjecting payout to fluctuations in the Company's stock price performance Competitive with market practices in order to attract and retain top executive talent
Vesting/Performance Period	n/a	1 year	3 years pro-rata	3 years cliff

	Annual Pay Element*			
	Salary	**Short-Term Incentive Plan**	**Service-Based Restricted Stock Units**	**Performance-Based Restricted Stock Units**
How Target and Payout Are Determined	Committee determines amounts and considers Chief Executive Officer recommendations for other Named Executive Officers Factors considered include individual and Company performance, compensation paid to similarly situated executives at the Company, competitive market median, and input from the independent compensation consultant	Committee determines target amounts and considers Chief Executive Officer recommendations for other Named Executive Officers Factors considered include individual and Company performance, compensation paid to similarly situated executives at the Company, competitive market median, and input from the independent compensation consultant Committee determines performance objectives and evaluates performance against objectives	Committee determines target amounts and considers Chief Executive Officer recommendations for other Named Executive Officers Factors considered include individual and Company performance, compensation paid to similarly situated executives at the Company, competitive market median, and input from the independent compensation consultant	Committee determines target amounts and considers Chief Executive Officer recommendations for other Named Executive Officers Factors considered include individual and Company performance, compensation paid to similarly situated executives at the Company, competitive market median, and input from the independent compensation consultant Committee determines performance objectives and evaluates performance against objectives
Performance Measures	Individual	EBITDA, Synergies Achieved, Safety Scorecard	Change in Company stock price	Free Cash Flow as a Percent of Net Sales, Return on Invested Capital, Relative TSR

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* Excludes sign-on compensation awarded to Mr. Johnson in connection with the commencement of his employment, as described below under "Mark W. Johnson New Hire Compensation."

The following charts illustrates the mix of the targeted 2023 annual direct compensation for the Chief Executive Officer and the average mix of the targeted 2023 annual direct compensation for our other Named Executive Officers (other than Mr. Johnson, whose employment with the Company commenced on September 1, 2023), and the portion of that compensation that is at-risk.



CEO 2023 Target Total Direct Compensation

At-Risk
Compensation
81.4%

18.6%

60.1%

21.3%

■ Annual Salary ■ Short-Term Incentive ■ Long-Term Incentive



Other NEO Average 2023 Target Total Direct Compensation

At-Risk
Compensation
73.3%

26.7%

55.8%

17.5%

■ Annual Salary ■ Short-Term Incentive ■ Long-Term Incentive

Base Salary

As previously disclosed, following the closing of the Merger and in consultation with Meridian Compensation Partners, LLC (''Meridian''), the Committee's independent compensation consultant, based on Meridian's review of materials prepared by Aon plc (''Aon''), the Committee increased the base salaries for the then-serving Named Executive Officers in order to align with the competitive market based on a revised peer group to reflect the expanded scope and size of the Company post-Merger. In December 2022, the Committee determined not to increase the 2023 annual base salaries for our then-serving Named Executive Officers from the amounts previously approved for the post-Merger portion of 2022, as shown in the table below. In connection with his promotion to Chief Financial Officer and after consulting with Meridian and considering internal pay equity and a review of competitive market practices, Mr. Weitzel's base salary was increased from $275,000 to $425,000. Mr. Johnson's base salary was established when he joined the Company after consulting with Meridian and considering internal pay equity and a review of competitive market practices.

Name	2022 Annual Base Salary (July 6, 2022 – December 31, 2022)	2023 Annual Base Salary
Julie Schertell	$925,000	$925,000
Greg Weitzel[1]	$275,000	$425,000
Mark W. Johnson[2]	N/A	$470,000
Michael W. Rickheim	$425,000	$425,000
R. Andrew Wamser, Jr.[3]	$575,000	$575,000
Ricardo Nuñez[3]	$500,000	$500,000

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(1) Mr. Weitzel's 2023 annual base salary represents his annual base salary, effective April 2, 2023.

(2) Mr. Johnson's 2023 annual base represents his annual base salary, effective September 1, 2023.

(3) Messrs. Wamser and Nuñez ceased serving as employees of the Company, effective April 1, 2023 and September 1, 2023, respectively. The amounts reflected in the table above reflect their annualized base salary levels for 2023. Base salary amounts received by Messrs. Wamser and Nuñez accounted for time actually served in their respective roles during 2023.

2023 Short-Term Incentive Plan

In December 2022, after consulting with Meridian, the Committee approved cash-based award opportunities for the then-serving Named Executive Officers under our 2023 Short-Term Incentive Plan (''STIP'') as set forth in the table below in order to further align their compensation with the Company's performance and to incentivize them to identify and pursue synergies resulting from the Merger. The performance objectives for 2023 were EBITDA Delivered, Synergies Achieved and Safety Scorecard. The Committee determined to replace the Synergy Run Rate Achievement metric used for the post-Merger portion of the 2022 STIP with Synergies Achieved in order to incentivize the Named Executive Officers to focus on achieving specified savings goals and to add a Safety Scorecard metric in order to emphasize safety as a top priority throughout the organization. These performance objectives were selected because they were deemed by the Committee to be the primary drivers for delivering increased stockholder value during this transformative period for the Company. Beginning with the 2024 STIP, we replaced the Synergies Achieved goal with goals relating to top-line revenue.

The Committee determined not to increase the target 2023 STIP opportunities, as a percentage of base salary, for Ms. Schertell and Messrs. Rickheim, Wamser and Nuñez, from the percentages approved for such Named Executive Officers for the post-Merger portion of 2022. In connection with his promotion to Chief Financial Officer, and after consulting with Meridian and considering internal pay equity and a review of competitive market practices, Mr. Weitzel's target STIP opportunity, as a percentage of base salary, was increased from 40% to 65%. The target award opportunity for Mr. Johnson was determined after considering market data and the Company's historical compensation practices.

Name	2022 Post-Merger Target Bonus (% of Base Salary)	2023 Target Bonus (% of Base Salary)
Julie Schertell	115%	115%
Greg Weitzel[1]	40%	65%
Mark W. Johnson	N/A	65%
Michael W. Rickheim	65%	65%
R. Andrew Wamser, Jr.[2]	75%	75%
Ricardo Nuñez[2]	65%	65%

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(1) Mr. Weitzel's 2023 target award opportunity was pro-rated to reflect his target award opportunities in effect both prior to and after his promotion.

(2) Pursuant to the terms of the Schweitzer-Mauduit International, Inc. 2016 Executive Severance Plan (the ''SWM Executive Severance Plan''), Messrs. Wamser and Nuñez were entitled to receive a pro-rated target bonus for 2023 in connection with their separations from the Company. Accordingly, Messrs. Wamser and Nuñez received payouts equal to $107,813 and $216,667, respectively, pursuant to the terms of the SWM Executive Severance Plan.

The Committee believed at the time that the performance targets set for the 2023 STIP were rigorous yet achievable, and therefore established the targets so that they would be achieved, at the target performance level, if the Company successfully executed against its operating plan for 2023. The following table sets forth the financial performance metrics that were approved in February 2023 under the 2023 STIP:

MEASUREMENT METRICS	2023 Objectives[1]		
	Threshold (50%)	Target (100%)	Maximum (200%)[2]
70% EBITDA Delivered[3]. . . . . ($ in millions)	$372.0	$408.0	$460.0
20% Synergies Achieved[4] . . . . ($ in millions)	$ 20.0	$ 25.0	$ 40.0
10% Safety Scorecard[5].	80%	90%	100%

(1) For any actual performance which falls between two defined payout thresholds, the payout with respect to such performance criteria is determined using straight-line interpolation.

(2) Achievement of the maximum performance level would result in a payout of 200% of target for the EBITDA Delivered and Synergies Achieved metrics and 125% of target for the Safety Scorecard metric.

(3) EBITDA Delivered is determined on a consolidated basis for continuing operations and consists of the sum of (a) Net Income, (b) interest expense, (c) depreciation and amortization expense, and (d) taxes. For these purposes, ''Net Income'' does not include (a) any extraordinary gains or losses, (b) any nonrecurring gains or losses, (c) any gains or losses from asset sales, or (d) any facility/asset closure or restructuring costs. In accordance with the adjustment provisions included in the terms of the 2023 STIP related to the divestiture of our Engineered Paper business, EBITDA Delivered excludes the direct impact of (a) gain recognized from the sale, (b) acquisition, divestiture and/or restructuring costs, and (iii) realized synergies directly related to the Engineered Paper business.

(4) Synergies Achieved is the year-over-year impact to EBITDA , resulting from cost synergy initiatives, excluding (i) any value creation resulting from Synergies Achieved below EBITDA other than the impact of any lower expenses incurred in respect of long-term incentive awards), and (ii) cash flow synergies.

(5) Safety Scorecard is intended to focus the Named Executive Officers on the leading indicators of proactive risk reduction and is measured based on achievement with respect to certain goals relating to ergonomic risk assessments, job safety analysis, leader effectiveness in managing safety and pre-task risk assessments.

In September 2023, in connection with the planned divestiture of our Engineered Paper business (which was completed in December 2023), the Committee determined to measure 2023 EBITDA Delivered performance in two separate periods, with the first period commencing January 1, 2023 and ending July 31, 2023 and the second period commencing August 1, 2023 and ending December 31, 2023. The Committee approved the use of two performance periods after considering the impact of the planned divestiture on the original performance goals, with the objective to properly measure and reflect performance prior to and following the announcement of the divestiture, consistent with the reporting of the Engineered Papers business as a discontinued operations following the August 1st announcement of the planned divestiture. In accordance with the adjustment provisions included in the terms of the 2023 STIP related to the divestiture of our Engineered Paper business, the second half goals were automatically adjusted to reflect the fact that Engineered Papers would no longer contribute to the Company's EBITDA performance as a result of the divestiture.

The tables below set forth the revised target levels and our actual performance with respect to the EBITDA Delivered performance metric for each period in 2023:

MEASUREMENT METRICS	January 2023 – July 2023 Objectives			Results	
	Threshold (50%)	Target (100%)	Maximum (200%)	Actual Performance	Attainment Percentage
EBITDA Delivered. . . . . ($ in millions)	$221.0	$242.0	$273.0	Below Threshold	0.0%

MEASUREMENT METRICS	August 2023 – December 2023 Objectives			Results	
	Threshold (50%)	Target (100%)	Maximum (200%)	Actual Performance	Attainment Percentage
EBITDA Delivered . . . . ($ in millions)	$107.0	$117.0	$132.0	Below Threshold	0.0%

Based on performance during the performance period, the Company did not achieve threshold performance with respect to the EBITDA Delivered performance goal and achieved above maximum performance with respect to the Synergies Achieved performance goal. While the Company's performance would have resulted

in a target payout with respect to the Safety Scorecard performance goal, the Committee exercised negative discretion with respect to the Named Executive Officers and the Named Executive Officers did not receive a payout with respect to the Safety Scorecard performance goal.

The following table summarizes the target STIP opportunities for each continuing Named Executive Officer (expressed as a percentage of 2023 base salary and in dollars) for 2023 and the STIP payouts received by each continuing Named Executive Officer for 2023:

Name	2023 Target Bonus (% of Base Salary)(1)	2023 Target Bonus Award Opportunity ($)	Final 2023 Bonus ($)	Final 2023 Bonus as a % of Target
Julie Schertell	115%	1,063,750	425,500	40%
Greg Weitzel	65%	249,760(2)	99,904	40%
Mark W. Johnson	65%	102,112(3)	40,845	40%
Michael W. Rickheim	65%	276,250	110,500	40%

(1) Amounts are based on the base salaries in effect as of December 31, 2023.

(2) Mr. Weitzel's target award opportunity was pro-rated based on his target award opportunities in effect both prior to and after his promotion.

(3) Mr. Johnson's target cash incentive award opportunity was pro-rated based on his commencement date of September 1, 2023.

2023 Long-Term Incentive Compensation

In February 2023, the Committee granted our then-serving Named Executive Officers long-term incentive award opportunities for the 2023-2025 performance period under the Company's 2015 Long Term Incentive Plan (the "2015 LTIP"), with the 2023 long-term incentive opportunity allocated as follows:


Performance-based restricted stock units, earned based on a 3-year performance period, with vesting ranging from 0% to 200% of target.
Service-based restricted stock units, with equal annual vesting over three years.
60%
40%

The Committee believed that this design supported the Company's pay-for-performance philosophy by tying a majority of the long-term incentive award opportunity to the achievement of a pre-established performance goal that supported the Company's operating and strategic plan.

In February 2023, and after consulting with Meridian and considering internal pay equity and a review of competitive market practices, the Committee established the following 2023-2025 performance period target long-term incentive award opportunities for our then-serving Named Executive Officers (Mr. Weitzel's target opportunity was established in April 2023 in connection with his promotion to Chief Financial Officer):

Name	2022 Target LTIP (% of 2022 Base Salary)	2023 Target LTIP (% of 2023 Base Salary)
Julie Schertell	324%	324%
Greg Weitzel	40%	125%
Michael W. Rickheim	100%	100%
R. Andrew Wamser, Jr.	150%	175%
Ricardo Nuñez	100%	125%

After consulting with Meridian and considering internal pay equity and a review of competitive market practices, the Committee established a target long-term incentive award opportunity equal to 125% of base salary for Mr. Weitzel in connection with his promotion to Chief Financial Officer in April 2023 and approved the grant of additional long-term incentive awards to Mr. Weitzel in order to align the value of his 2023 long-term incentive awards with his updated target opportunity, with his additional equity awards delivered in the same mix and with the same vesting terms as those granted to the then-serving Named Executive Officers in February 2023.

The table below sets forth the target award value, as of the date of grant, of the long-term incentive award received by each of the Company's Named Executive Officers other than Mr. Johnson under its 2023 long-term incentive program, expressed (i) as a percentage of 2023 base salary and (ii) in dollars. In connection with his appointment in September 2023, Mr. Johnson was granted service-based restricted stock units ("RSUs") with a grant date fair value equal to $300,000, as described in more detail below.

Name	Target LTIP (% of 2023 Base Salary)	Target LTIP Award Opportunity ($)	2023 PSUs (Number of Target Shares)	2023 Service-Based RSUs (Number of Shares)
Julie Schertell	324%	2,997,000	72,171	48,114
Greg Weitzel	125%	531,250[1]	12,790	8,527
Michael W. Rickheim	100%	425,000	10,234	19,330
R. Andrew Wamser, Jr.[2]	175%	1,006,250	24,231	16,154
Ricardo Nuñez[2]	125%	625,000	15,050	10,033

---

(1) Mr. Weitzel was granted long-term incentive awards with a target value of $110,000 in February 2023 and was granted additional long-term incentive awards in April 2023 with a target value of $421,250 in connection with his promotion to Chief Financial Officer.

(2) Mr. Wamser and Mr. Nuñez forfeited their 2023 long-term incentive awards upon their separations from the Company.

2023 Performance-Based Restricted Stock Unit Awards

As noted above, in 2023 the Company granted performance-based restricted stock units ("PSUs") awards that are subject to a three-year performance period, with vesting based 50% on each of the Company's Free Cash Flow as a Percent of Net Sales and Return on Invested Capital ("ROIC") performance, subject to a TSR modifier based on performance relative to the S&P 600 Materials Index. These goals were selected because they were viewed as core indicators of the Company's success in executing its long-term operating plan and delivering value to its stockholders.

The Free Cash Flow as a Percent of Net Sales and ROIC targets will be established annually and payout percentages will be calculated based on the straight average of the payout percentages for each of the three individual calendar years in the performance period. The Free Cash Flow as a Percent of Net Sales and ROIC targets for 2023 are set forth in the table below and were established based on the Company's prior year performance and the Company's internal operating and strategic plan. The number of PSUs earned based on the Company's Free Cash Flow as a Percent of Net Sales and ROIC performance reduced by 20% if the Company's TSR falls below the 25th percentile of the S&P 600 Materials Index during the three-year performance period and increased by 20% if the Company's TSR exceeds the 75th percentile during the three-year performance period.

The table below sets forth the performance goals applicable to the PSU awards for the 2023-2025 performance period that were approved in early 2023, which were adjusted in accordance with the terms of the PSU awards to reflect the impact of the divestiture of our Engineered Papers business, in a manner consistent with the adjustments to the 2023 STIP described above:

	2023				2024				2025			
	Minimum (50%)	Target (100%)	Maximum (200%)	Actual	Minimum (50%)	Target (100%)	Maximum (200%)	Actual	Minimum (50%)	Target (100%)	Maximum (200%)	Actual
Free Cash Flow as a Percent of Net Sales.	3.0%	5.0%	7.0%	Below Threshold	*	*	*	*	*	*	*	*
ROIC.	6.0%	7.5%	9.0%	Below Threshold	*	*	*	*	*	*	*	*
Payout Result				0%				*				*
Relative TSR Result	——→											

―――――――――――――

* Performance goals for the 2024 performance year were established at the beginning of 2024 and will be disclosed in next year's proxy statement. Performance goals for the 2025 performance year will be established at the beginning of 2025.

2023 Service-Based Restricted Stock Unit Awards

Pursuant to the service-based component of the Company's 2023 long-term incentive award opportunity, in February 2023 (April 2023 in the case of Mr. Weitzel), the then-serving Named Executive Officers were granted RSUs, which are scheduled to vest in equal installments in February 2024, 2025 and 2026, subject to continued employment through each applicable vesting date. Upon his commencement of employment in September 2023, Mr. Johnson was also granted RSUs that are scheduled to vest in equal installments on each of the first three anniversaries of the grant date, subject to his continued employment through each vesting date.

Wamser and Nuñez Separation Agreements

As previously disclosed, Messrs. Wamser and Nuñez were each deemed to have experienced a termination without "Cause" within two years following a "Change in Control" (each as defined in the SWM Executive Severance Plan) upon their separations from the Company in April 2023 and September 2023, respectively, which occurred within two years following the closing of the Merger. In connection with their separations, the Company entered into a Separation, Waiver and Release Agreement with each of Messrs. Wamser and Nuñez, memorializing their entitlements to the following payments and benefits in accordance with the terms of the SWM Executive Severance Plan: (i) a lump sum cash payment equal to three times the sum of (x) his highest base salary for the three-year period preceding his separation, plus (y) his highest short-term incentive bonus for the three-year period preceding his separation; (ii) a pro-rated STIP payment for 2023 based on target performance; and (iii) a cash payment equal to the cost of continued medical, dental, vision, life and supplemental long-term disability coverage for up to three years, at active employee rates. In addition, the outstanding equity awards granted to Mr. Wamser and Mr. Nuñez prior to 2023 vested in full upon their separations in accordance with the terms of the underlying award agreements.

Mark W. Johnson New Hire Compensation

In connection with Mr. Johnson's appointment as Chief Legal Officer, General Counsel and Secretary, Mr. Johnson and the Company entered into an offer letter setting forth the initial terms of his employment, with the principal compensation elements as described above. Beginning in 2024, Mr. Johnson will be eligible to receive annual long-term incentive awards with a target value equal to 125% of his base salary. In lieu of awards under the Company's 2023 long-term incentive program, in September 2023, Mr. Johnson was granted service-based RSU awards with a grant date fair value equal to $300,000, as described above. Pursuant to the terms of his offer letter, Mr. Johnson was also awarded a sign-on bonus of $100,000, which Mr. Johnson must repay in full in the event that he voluntarily terminates his employment within 12 months of the payment date. The terms of this sign-on bonus were determined after considering market data and the Company's historical compensation practices. In addition, Mr. Johnson is eligible to participate in the Company's flexible perquisites program, pursuant to which he will receive a cash allowance of up to $15,000 per year that can be used for income tax preparation services, financial planning services and other executive perquisites.

Weitzel Bonuses

In 2023, Mr. Weitzel was paid a retention bonus of $97,031 pursuant to a retention arrangement entered into at the time of the Merger. In addition, Mr. Weitzel was paid a one-time bonus of $85,000 in recognition of his efforts related to the divestiture of our Engineered Papers business.

Severance Plans

Each of our continuing Named Executive Officers are eligible for payments and benefits in connection with certain qualifying terminations of employment pursuant to the terms of the Amended and Restated Neenah Executive Severance Plan. See ''Potential Payments Upon Termination or Change in Control'' below for further information regarding the Amended and Restated Neenah Executive Severance Plan.

Deferred Compensation Plans

Prior to the Merger, all of SWM's U.S.-based Named Executive Officers were eligible to participate in a deferred compensation plan maintained by SWM (the ''Legacy SWM Deferred Compensation Plan''). Mr. Rickheim is the only Named Executive Officer who currently participates in the Legacy SWM Deferred Compensation Plan. Eligible employees may elect to defer up to 25% of their annual salary and up to 50% of their incentive bonus to the Legacy SWM Deferred Compensation Plan and the Company may, with Committee approval, make cash contributions to a participant's account in the Legacy SWM Deferred Compensation Plan.

Prior to the Merger, Neenah maintained a supplemental retirement contribution plan (the ''Supplemental RCP''), which is a non-qualified defined contribution plan which is intended to provide a tax-deferred retirement savings alternative for amounts exceeding Internal Revenue Code limitations on qualified plans. Ms. Schertell and Mr. Weitzel currently participate in the Supplemental RCP.

Please see the ''2023 Non-Qualified Deferred Compensation'' table for further information regarding the Company's deferred compensation arrangements.

Stock Ownership Guidelines

The Company has adopted stock ownership guidelines (the ''Guidelines''), which require the Company's executive officers, including the continuing Named Executive Officers, to own shares of Company common stock with a fair market value equal to a multiple of base salary. The Guidelines are designed to align the interests of the Company's executive officers with the long-term interests of the Company's stockholders and to promote commitment to sound corporate governance. Under the Guidelines, the continuing Named Executive Officers must retain at least 50% of vested shares of Company common stock and shares acquired pursuant to the exercise of an option (except for shares sold to pay required tax withholding and the exercise price for options) until the required ownership guideline levels have been achieved (and thereafter if required to maintain the required ownership levels). Our Named Executive Officers must satisfy the Guidelines within five years after becoming subject to the Guidelines. Under the Guidelines, the Company's Chief Executive Officer is required to hold stock equal to a multiple of five times her base salary, Messrs. Weitzel and Johnson are each required to hold stock equal to a multiple of three times his base salary and Mr. Rickheim is required to hold stock equal to a multiple of two times his base salary. As of the record date, each of our continuing Named Executive Officers either meets the Guidelines or is within the five-year period to become in compliance with the Guidelines.

What Counts Toward the Guidelines	What Does Not Count Toward the Guidelines
✓ Shares owned outright (including through vesting of equity awards)	✗ Performance shares and performance-based restricted stock units
✓ Shares owned directly by a spouse, domestic partner, or minor child	✗ Service-based restricted stock and restricted stock units
✓ Shares owned indirectly through beneficial trust ownership	✗ Stock options (whether vested or unvested)
✓ Vested shares or stock units held in any Company equity plan, employee stock purchase plan, deferred compensation plan, retirement plan or similar Company plan	

Clawback Policies

During fiscal year 2023, the Company adopted a Dodd-Frank Clawback Policy to comply with SEC and NYSE listing rules. Under that policy, the Company is required in certain situations to recoup incentive compensation paid or payable to certain current or former executive officers of the Company, including the Named Executive Officers, in the event of an accounting restatement.

In addition, the Company continues to maintain the SWM International, Inc. Executive Compensation Adjustment and Recovery Policy, pursuant to which the Compensation Committee has the discretion to seek to recover any annual or long-term incentive compensation (including time-based equity awards) awarded or paid to a covered officer (including each Named Executive Officer) during the previous three years if the result of a performance measure upon which the award was based or paid is subsequently restated or otherwise adjusted in a manner that would reduce the size of the award or payment.

How We Make Compensation Decisions

As illustrated in the table below, our Chief Executive Officer reviews annually the performance and pay level of each of our other executive officers, develops recommendations concerning the compensation of each of our other executive officers and presents those recommendations to the Committee. The Chief Executive Officer does not make any recommendation concerning her own compensation.

While the Committee considers the input of our Chief Executive Officer and management in the compensation decision-making process, the Committee is responsible for overseeing our executive compensation program, which includes the STIP and long-term incentive awards as well as our retirement and other benefit programs and practices. The Committee considers all elements of the program in total, as well as individual performance, Company-wide performance and internal equity and market compensation considerations, when making executive compensation-related decisions.

Market Review	Internal Review	Pay Decisions

• Performed by independent compensation consultant
• Considers peer pay practices
• Influences program design
	• Chief Executive Officer evaluates performance
	• Chief Executive Officer and management review market data and internal comparable roles
	• Chief Executive Officer recommends to the Committee program changes and any pay adjustments
		• Chief Executive Officer and management recommend to the Committee any program changes
		• Chief Executive Officer recommends pay adjustments
		• Committee carefully considers:
		  ○ Historical and current market practices,
		  ○ Internal pay equity, and
		  ○ Established market trends
		• Committee approves any program and pay changes

Independent Compensation Consultant

The Committee engaged Meridian as its independent compensation consultant. In 2023, Meridian provided executive compensation and governance-related services including review of 2023 compensation adjustments, review of competitive market data provided by Aon, awards under our long-term incentive program, the setting of performance goals in our incentive plans including the payout leverage for results above and below the target performance levels, a review of the analysis of the relationship between the Company's total direct pay relative to the competitive market, a review of trends and regulatory developments with respect to executive compensation, a review of our compensation peer group, based on materials prepared by Aon plc, and assistance with this Compensation Discussion & Analysis. Meridian is retained by and reports to the Committee and, at the request of the Committee, participates in committee meetings. Meridian did not provide any other services to the Company in 2023. The Committee reviewed the independence of Meridian under the New York Stock Exchange and SEC rules and concluded that the work of Meridian has not raised any conflict of interest.

Market-Based Competitive Compensation Levels

With respect to 2023, the Committee continued its philosophy of setting compensation within a range of the market median for each position, which experience has shown is the level at which the Company has been able to recruit and retain highly talented executives. Compensation paid to our Chief Executive Officer is determined and approved by the Committee using competitive market data analyzed annually by Meridian, based on materials prepared by Aon. The Committee annually reviews, in consultation with Meridian, and approves the compensation for the Company's other Named Executive Officers in consultation with the Chief Executive Officer using competitive market data, based on materials prepared by Aon. In establishing 2023 executive compensation, the Committee relied on proxy statement data from a peer group of 16 companies. The Committee believes that the Company's peer group should reflect the industries in which the Company potentially competes for business, executive talent and capital, as well as the Company's significant international operations. Following the closing of the Merger, in August 2022, the Committee engaged Aon plc to prepare an updated peer group for purposes of evaluating the Company's post-Merger compensation decisions. The component companies of the updated peer group were selected from Aon's Radford Global Compensation database for manufacturing companies with revenues between one-third and three times the Company's revenue.

Peer Companies	
AptarGroup, Inc.	Greif, Inc.
Ashland Global Holdings, Inc.	H.B. Fuller Company
Avient Corporation (f/k/a PolyOne Corporation)	Ingevity Corporation
Axalta Coating Systems Ltd.	Innospec Inc.
Cabot Corporation	Mercer International Inc.
Clearwater Paper Corporation	Minerals Technologies Inc.
Donaldson Company, Inc.	Rayonier Advanced Materials Inc.
Glatfelter Corporation	Trinseo PLC

The Committee considers 2023 target total direct compensation to be competitive if it falls with +/-15% of the market median. The analysis evaluates the following components:

- base salary;

- annual incentive bonus (assuming attainment of the target objective level, as a percentage of base salary);

- target total cash compensation (base salary plus target level annual incentive);

- long-term incentive compensation (assuming attainment of the target objective level); and

- target total direct compensation, which is the sum of base salary plus annual incentive plus long-term incentive compensation at the target levels.

In September 2023, the Committee reviewed the compensation peer group and determined not to make any changes to the peer group used for purposes of evaluating 2024 compensation decisions.

Risk Management

On an annual basis, the Committee reviews the risks associated with the Company's executive compensation program and whether the program was reasonably likely to have a material adverse effect on the Company. The Committee concluded that the program design, metrics and objectives, taken as a whole and considered within the other financial control and approval processes in place at the Company, were not reasonably likely to have a material adverse effect on the Company.

COMPENSATION COMMITTEE REPORT

The Committee has reviewed and discussed the ''Compensation Discussion & Analysis'' with management.

Based on the review and discussions, the Committee recommended to the Board that the ''Compensation Discussion & Analysis'' be included in the Company's 2024 Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Anderson D. Warlick (Chair)
Marco Levi
Tony R. Thene

2023 SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation of our Named Executive Officers for 2023 and, to the extent required by the SEC executive compensation disclosure rules, 2022 and 2021. For 2023, our Named Executive Officers were our Chief Executive Officer, each of the individuals who served as our Chief Financial Officer during the year, our other three most highly compensated other executive officers as of December 31, 2023 and one former executive officer.

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)[1]	Stock Awards ($) (e)[2]	Option Awards ($) (f)	Non–Equity Incentive Plan Compensation ($) (g)[3]	Change in Pension Value and Non–qualified Deferred Compensation Earnings ($) (h)[3]	All Other Compensation ($) (i)[4]	Total ($) (j)
Julie Schertell . . . . President and Chief Executive Officer	2023	925,000	—	1,800,426	—	425,500	—	302,736	3,453,662
	2022	436,290	—	1,790,000	—	1,106,971	—	142,782	3,476,043
Gregory Weitzel . . . . Chief Financial Officer	2023	387,500	182,031	283,712	—	99,904	—	47,052	1,000,199
		—		—			—		
Michael W. Rickheim . . . . Chief Human Resources Officer and Administrative Officer	2023	425,000	—	255,279	—	110,500	—	75,734	866,513
	2022	201,882	—	822,428	—	307,377	—	45,943	1,377,630
Mark W. Johnson . . . . Chief Legal and Administrative Officer & Corporate Secretary	2023	155,462	100,000	300,002	—	40,845	—	11,463	607,772
R. Andrew Wamser, Jr. . . . Former Executive Vice President, Finance and Chief Financial Officer[5]	2023	143,750	—	603,837	—	—	—	3,497,333	4,244,920
	2022	531,731	—	3,195,831	—	488,901	—	177,813	4,394,276
	2021	471,636	—	751,999	—	227,957	—	101,514	1,553,106
Ricardo Nuñez . . . . Former Executive Vice President, General Counsel and Secretary[5]	2023	336,538	—	375,021	—	—	—	3,398,851	4,110,410
	2022	489,904	—	2,261,378	—	391,605	—	131,805	3,274,692
	2021	468,383	—	506,775	—	208,971	—	90,623	1,274,752

---

(1) For Mr. Weitzel, the amount reflected in this column for 2023 represents a retention bonus of $97,031 and a bonus of $85,000 paid to him in recognition of his efforts related to the divestiture of our Engineered Paper business. The amount reflected for Mr. Johnson for 2023 represents a sign-on bonus. See discussion above in the Compensation Discussion and Analysis.

(2) The amounts reported in this column for 2023 represent the annual grants of PSUs and RSUs, valued in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("FASB ASC Topic 718"). The amounts included in this column for the PSU awards granted in 2023 are calculated based on the probable satisfaction of the performance conditions for such awards at the time of grant. See Note 19 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2023 for a discussion of the relevant assumptions used in calculating the amounts reported for the applicable year. As disclosed in the Compensation Discussion and Analysis, for the 2023 PSUs, the Compensation Committee established the performance goals for the first year of the three-year performance period with the annual goals for the subsequent years in the three-year performance period to be set at the beginning of each applicable year during the performance period. In accordance with FASB ASC Topic 718, the value of the 2023 PSUs is based on one-third of the full number of shares subject to the 2023 PSUs for which the performance goals were established in 2023. The remaining portion of the 2023 PSUs that will be linked to goals for subsequent years will be reported in the Summary Compensation Table for those years in which the goals are established. Assuming the highest level of performance is achieved for the 2023 PSUs, the maximum value for the one-third portion of the 2023 PSUs granted in 2023 under FASB ASC Topic 718 would be as follows:

Name	Maximum Value ($)
Ms. Schertell	1,443,420
Mr. Weitzel	226,915
Mr. Rickheim	204,660
Mr. Wamser, Jr.	483,069
Mr. Nuñez	299,997

(3) The amounts reported in this column for 2023 represent annual incentive awards earned based on 2023 performance for each Named Executive Officer.

(4) The amounts reported in this column for 2023 for each Named Executive Officer includes the following:

Name	Company contributions to qualified and nonqualified retirement plans ($)	Dividends/dividend equivalents paid at vesting ($)	Amounts paid due to separation[(a)] ($)	Other Executive Benefits[(b)] ($)	Total ($)
Julie Schertell	149,571	138,165	—	15,000	302,736
Gregory Weitzel	23,320	12,193	—	11,539	47,052
Michael W. Rickheim	35,100	24,914	—	15,720	75,734
Mark W. Johnson	4,338	1,933	—	5,192	11,463
R. Andrew Wamser, Jr.	17,400	35,266	3,444,676	—	3,497,333
Ricardo Nuñez	17,400	50,369	3,331,082	—	3,398,851

(a) These amounts include the following:

Name	Cash Severance ($)	Vacation Payout ($)	Benefits Continuation ($)	Total ($)
R. Andrew Wamser, Jr.	3,326,192	24,880	93,595	3,444,876
Ricardo Nuñez	3,199,747	37,740	93,595	3,331,082

See the "Potential Payments Upon Termination or Change of Control" below for additional information related to these amounts.

(b) The amounts reported in this column include monthly executive benefits allowance for Ms. Schertell, Mr. Weitzel, Mr. Rickheim, and Mr. Johnson for items such as tax services, executive physical, and financial planning and also includes health club dues for Mr. Rickheim.

(5) The last dates of employment for Messrs. Wamser and Nunez were April 1, 2023 and September 1, 2023, respectively.

(6) The amounts reported for 2022 have been updated for Messrs. Wamser and Nuñez to reflect $45,358 and $37,523, respectively, of additional annual incentive bonus that was paid in recognition of 2022 performance and which was excluded from the 2022 Summary Compensation Table.

2023 GRANTS OF PLAN-BASED AWARDS

The following table summarizes awards made to our Named Executive Officers in 2023.

| Name | Grant Date | Approval Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards (a) | | | Estimated Future Payouts Under Equity Incentive Plan Awards (b)[1] | | | All Other Stock Awards: Number of Shares of Stocks or Units (c) | Grant Date Fair Value of Stock and Option Awards(1) |
			Threshold(2) ($)(d)	Target(2) ($)(e)	Maximum(2) ($)(f)	Threshold (#)(g)	Target (#)(h)	Maximum (#)(i)	(#)(j)	($)(k)
Julie Schertell	N/A(2)		531,875	1,063,750	2,047,719	—	—	—	—	—
	2/16/2023(3)	2/13/2023	—	—	—	—	—	—	48,114	1,199,001
	2/16/2023(4)	2/13/2023	—	—	—	12,029	24,057	48,114	—	601,425
Gregory Weitzel	N/A(2)		124,880	249,760	480,788	—	—	—	—	—
	2/16/2023(3)	2/13/2023	—	—	—	—	—	—	1,765(3)	43,984
	2/16/2023(4)	2/13/2023	—	—	—	441	882	1,764	—	21,979
	4/2/2023(3)	3/13/2023(5)	—	—	—	—	—	—	6,762	145,180
	4/2/2023(3)	3/13/2023(5)	—	—	—	1,690	3,380	6,760	—	72,569
Michael Rickheim	N/A(2)		138,125	276,250	531,781	—	—	—	—	—
	2/16/2023(3)	2/13/2023	—	—	—	—	—	—	6,822	170,004
	2/16/2023(4)	2/13/2023	—	—	—	1,706	3,411	6,822	—	85,275
Mark Johnson	N/A(2)		51,056	102,112	196,566	—	—	—	—	—
	9/1/2023(3)	8/1/2023	—	—	—	—	—	—	19,330	300,002
R. Andrew Wamser, Jr.	N/A(6)		215,625	431,250	830,156	—	—	—	—	—
	2/16/2023(3)	2/13/2023	—	—	—	—	—	—	16,154	402,558
	2/16/2023(4)	2/13/2023	—	—	—	4,039	8,077	16,154	—	201,279
Ricardo Nuñez	N/A(6)		162,500	325,000	625,625	—	—	—	—	—
	2/16/2023(3)	2/13/2023	—	—	—	—	—	—	10,033	250,022
	2/16/2023(4)	2/13/2023	—	—	—	2,508	5,016	10,032	—	124,999

---

(1) The amounts shown in this column are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 and, in the case of the PSUs, are based upon the probable outcome of the applicable performance conditions. See Note 19 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2023, for a discussion of the relevant assumptions used in calculating the amounts.

(2) The amounts in columns (d), (e) and (f) consist of the threshold, target and maximum cash award levels. The amount actually earned by each continuing Named Executive Officer is included in the Non-Equity Incentive Plan Compensation column in the 2023 Summary Compensation Table.

(3) These amounts in column (j) represent shares of service-based RSUs which vest pro rata over three years on each anniversary of the date of grant except that Mr. Weitzel's April 2023 grant will vest on the same dates as his February 2023 grant.

(4) The amounts in columns (g), (h) and (i) consist of the threshold, target and maximum PSUs that can be earned during the 2023-2025 performance period based on the Company's free cash flow as a Percentage of Net Sales and ROIC, subject to a +/- 20% modifier based on the Company's relative TSR performance. As noted above, the Compensation Committee established the performance goals for the first year of the three-year performance period with the annual goals for the subsequent years in the three-year performance period to be set at the beginning of each applicable year during the performance period. In accordance with FASB ASC Topic 718, reported in this table is one-third of the full number of shares subject to the 2023 PSUs for which performance goals were established in 2023.

(5) These grants for Mr. Weitzel were approved by the Compensation Committee on March 13, 2023, to coincide with Mr. Weitzel's promotion to the Chief Financial Officer position, effective April 2, 2023.

(6) The amounts in columns (d), (e) and (f) consist of the threshold, target and maximum cash award levels for a full year of participation. Because the individuals terminated employment during the year they received a prorated amount of target in connection with their separations from the Company.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2023

The following table provides information regarding unexercised stock options and unvested stock awards held by each of the continuing Named Executive Officers as of December 31, 2023. As of December 31, 2023, Messrs. Wamser and Nuñez did not hold any outstanding equity awards with respect to the Company. As permitted under the 2015 Plan, the full value awards were amended in 2024 to provide for cash-settlement rather than stock-settlement.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Julie Schertell	5,934	—	—	31.54	1/27/2024	—	—	—	—
	5,948	—	—	43.98	1/26/2025	—	—	—	—
	8,142	—	—	42.68	1/25/2026	—	—	—	—
	9,621	—	—	60.50	1/29/2027	—	—	—	—
	9,758	—	—	68.75	1/29/2028	—	—	—	—
	—	—	—	—	—	4,613[2]	70,625	—	—
	—	—	—	—	—	32,285[2]	494,283	—	—
	—	—	—	—	—	11,812[3]	180,842	—	—
	—	—	—	—	—	41,341[4]	632,931	—	—
	—	—	—	—	—	—	—	75,944[5]	1,162,703
	—	—	—	—	—	—	—	24,057[6]	368,313
	—	—	—	—	—	48,114[7]	736,625	—	—
Gregory Weitzel	382	—	—	43.98	1/26/2025	—	—	—	—
	1,066	—	—	42.68	1/25/2026	—	—	—	—
	1,116	—	—	60.50	1/29/2027	—	—	—	—
	1,006	—	—	68.75	1/29/2028	—	—	—	—
	—	—	—	—	—	210[2]	3,215	—	—
	—	—	—	—	—	1,472[2]	22,536	—	—
	—	—	—	—	—	584[3]	8,941	—	—
	—	—	—	—	—	2,039[4]	31,217	—	—
						1,722[8]	26,364		
								882[6]	13,503
								3,380[6]	51,748
						1,765[7]	27,022		
						6,762[7]	103,526		
Michael Rickheim . .	—	—	—	—	—	741[2]	11,345	—	—
	—	—	—	—	—	5,179[2]	79,290	—	—
	—	—	—	—	—	2,011[3]	30,788	—	—
	—	—	—	—	—	7,037[4]	107,736	—	—
	—	—	—	—	—	—	—	34,893[5]	534,212
	—	—	—	—	—	—	—	3,411[6]	52,222
	—	—	—	—	—	6,822[7]	104,445	—	—
Mark Johnson	—	—	—	—	—	19,330[9]	295,942	—	—

---

(1) Values calculated using the December 29, 2023 closing share price of $15.31.

(2) This RSU award vested on February 2, 2024, subject to continued employment through the vesting date.

(3) This RSU award vested or is scheduled to vest 50% on January 26, 2024 and 2025, subject to continued employment through each applicable vesting date.

(4) This RSU award is scheduled to vest 100% on December 31, 2024, subject to continued employment through the vesting date.

(5) This PSU award is scheduled to vest, to the extent earned, on December 31, 2024. The number of PSUs earned will be based on the Company's Synergy Run Rate Achievement during the period beginning on July 6, 2022 and ending December 31, 2024. Number shown is based on target performance.

(6) This PSU award is scheduled to vest, to the extent earned, on February 16, 2026. The number of PSUs earned will be based on the Company's Free Cash Flow as a percentage of net sales and ROIC, adjusted for relative TSR performance, over the 2023-2025 fiscal years. Number shown is based on target performance. Excluded from this table are 48,114, 8,528, and 6,823 PSUs (at target) for Ms. Schertell, Mr. Weitzel, and Mr. Rickheim, respectively, with respect to the portion of the 2023 PSUs associated with performance goals established in 2024 and 2025.

(7) This RSU award vested or is scheduled to vest one-third on February 16, 2024, 2025 and 2026, subject to continued employment through each applicable vesting date.

(8) This RSU award is scheduled to vest 50% on April 14, 2024 and 2025, subject to continued employment through each applicable vesting date.

(9) This RSU award is scheduled to vest one-third on September 1, 2024, 2025 and 2026, subject to continued employment through each applicable vesting date.

2023 OPTION EXERCISED AND STOCK VESTED TABLE

The following table provides information concerning the exercise of options and vesting of stock during 2023 for each of the Named Executive Officers.

| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Julie Schertell	6,654	22,625	5,772	280,021
Gregory Weitzel	—	—	1,360	31,707
Michael W. Rickheim	—	—	9,553	209,225
Mark W. Johnson	—	—	—	—
R. Andrew Wamser, Jr.	—	—	104,723	2,420,370
Ricardo Nuñez	—	—	59,978	1,110,305

2023 PENSION BENEFITS

None of the Named Executive Officers received any pension benefits during 2023.

2023 NON-QUALIFIED DEFERRED COMPENSATION

The following table provides information regarding compensation that has been deferred by Ms. Schertell and Messrs. Weitzel, Rickheim, Johnson, Wamser and Nuñez pursuant to the terms of the Legacy SWM Deferred Compensation Plan ("DCP"), Neenah's Supplemental Retirement Contribution Plan ("SRP") and the Legacy Neenah Deferred Compensation Plan ("NDP").

Name	Plan Name	Executive contributions in last FY ($)[1]	Registrant contributions in last FY ($)[2]	Aggregate earnings in last FY ($)	Aggregate withdrawals / distributions	Aggregate balance at last FYE ($)[3]
Julie Schertell	SRP	—	134,542	19,574	—	185,785
Gregory Weitzel	SRP	—	15,128	1,174	—	16,302
Michael W. Rickheim	NDP	—	—	5,361	—	30,691
	DCP	25,500	15,300	2,716	—	43,516
Mark W. Johnson	—	—	—	—	—	—
R. Andrew Wamser, Jr.	DCP	56,630	—	21,358	—	119,663
Ricardo Nuñez	DCP	56,468	—	16,503	—	121,249

(1) These amounts represent deferrals of the participating Named Executive Officer's salary and/or annual incentive compensation received under the annual incentive program and are included in the "Salary" and Non-Equity Incentive Plan Compensation" columns in the 2023 Summary Compensation Table.

(2) Company contributions to the Neenah Deferred Compensation Plan "2" and the Supplemental RCP were 401(k) savings plan contributions that exceeded IRS limitations on qualified plan contributions and are included in the "All Other Compensation" column in the 2022 Summary Compensation Table.

(3) Amounts in this column include the following amounts that were previously reported in the Summary Compensation Table as compensation for: Ms. Schertell — $31,281; Mr. Wamser — $95,546; Mr. Rickheim — $25,250; and Mr. Nuñez — $152,960. All amounts in this column are vested and would be payable in full following any termination.

Legacy SWM Deferred Compensation Plan

Eligible employees may elect to defer up to 25% of their annual salary and up to 50% of their incentive bonus to the Legacy SWM Deferred Compensation Plan, a non-qualified deferred compensation plan established in 2005 to allow participants to defer receipt of compensation and payment of certain income taxes. Eligibility to participate in the Legacy SWM Deferred Compensation Plan is limited to "management" and "highly compensated employees" as defined in the Employee Retirement Income Security Act of 1974, as amended. The Company may, with Committee approval, make cash contributions to a participant's account in the Legacy SWM Deferred Compensation Plan.

Amounts deferred into the Legacy SWM Deferred Compensation Plan by a participating officer, or contributed on the officer's behalf by the Company, can be invested at the officer's election in an account that tracks, but does not actually invest in, some of the fund elections available under the Company's 401(k) savings plan. The participating officer bears the investment risk. The Company makes no guaranty as to the return of the principal amount of any funds deferred or of any income thereon. The funds remain subject to the Company's creditors while in the Legacy SWM Deferred Compensation Plan.

A participant may elect to receive payment of the vested amount credited to his or her deferral account under the Legacy SWM Deferred Compensation Plan based on a participant election of a single lump sum or three, five, or ten annual installments. No payments may commence in fewer than five years following the date of the deferral election, except for alternative distributions that may occur in certain defined circumstances including disability, death of participant, separation from service, change of control and unforeseeable emergency, as such terms are defined in the plan. Certain individuals, including plan participants who are Named Executive Officers, must defer distributions from the plan for six months following a separation from service. Mr. Rickheim is the only Named Executive Officer who currently participates in the Legacy SWM Deferred Compensation Plan.

In 2023, the Company amended the Legacy SWM Deferred Compensation Plan so that a change of control would no longer be triggered by the acquisition by a person or group of 30% or more of the total voting power or ownership interests of the Company.

Neenah Supplemental Retirement Contribution Plan

Following the closing of the Merger, the Company assumed Neenah's supplemental retirement contribution plan (the "Supplemental RCP") which is a non-qualified defined contribution plan which is intended to provide a tax-deferred retirement savings alternative for amounts exceeding Internal Revenue Code limitations on qualified plans. Ms. Schertell and Mr. Weitzel currently participate in the Supplemental RCP.

The Supplemental RCP is a non-qualified excess benefit and supplemental retirement plan pursuant to which the Company provides additional retirement benefits to certain highly compensated employees. These Company contributions are intended to provide contributions to those individuals whose benefits under tax-qualified programs are restricted by the limitations permitted by the Internal Revenue Code. Contributions are held for each participant in either an excess benefit or supplemental benefit unfunded separate account. Participant accounts are credited with earnings, gains, and losses based on the rate of return of investment funds selected by the participant, which the participant may elect to change in accordance with the participant's elections under the Supplemental RCP. Payments can be tied to termination of employment, including retirement, and would be paid in a lump sum.

If a participant dies before receiving the full value of their account balance, the participant's beneficiary would receive the remainder of the benefit in one lump sum payment.

Legacy Neenah Deferred Compensation Plan

The Legacy Neenah Deferred Compensation Plan is the deferred compensation plan for the executive officers of former Neenah, Inc. Upon the consummation of the Merger, the Company assumed the Legacy Neenah Deferred Compensation Plan. The Legacy Neenah Deferred Compensation Plan allows the executive officers of the former Neenah, Inc. to defer a portion of their annual cash compensation (base salary and bonus). The Legacy Neenah

Deferred Compensation Plan is intended to allow the executive to maximize the value of the compensation they received from the former Neenah, Inc. and assist in their retention. Participants in the Legacy Neenah Deferred Compensation Plan may elect to defer from (i) 5% to 75% of his or her salary paid during a deferral year; and/or (ii) 5% to 100% of his or her bonus paid during a deferral year, provided that the deferral election may not relate to any payroll withholding amount, including required tax withholding or employee contributions under a 401(k) or cafeteria plan or for group health plan premiums. The minimum deferral required to participate in the Legacy Neenah Deferred Compensation Plan is $5,000. The Company dictates the investment fund options from which the participant can choose to elect their deferrals and deferred benefit accounts in. In the case of retirement and the aggregate balance of all of a participant's deferred benefit accounts is equal to or more than $100,000, a participant may elect to receive the vested amount credited to the participant's deferred benefit account in either lump sum or annual installments payable over a period of two or ten years. However, if the deferred benefit accounts' aggregate balance is less than $100,000 the participant will be paid in lump sum upon retirement. In the event of a termination of employment prior to retirement, the participant's death, or a change of control, the participant will receive the vested amount in the participant's deferred benefit accounts in lump sum. In the case of an unforeseeable emergency as defined in the Legacy Neenah Deferred Compensation Plan, the Company will pay the participant an amount from the participant's deferred benefit accounts necessary to satisfy the unforeseeable emergency.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Neenah Executive Severance Plan

Each of our continuing Named Executive Officers are eligible for payments and benefits in connection with certain qualifying terminations of employment pursuant to the terms of the Amended and Restated Neenah Executive Severance Plan (the ''Neenah Severance Plan''). The Neenah Severance Plan categorizes participating executives as either ''Tier 1'', ''Tier 2'', or ''Tier 3'' participants in order to provide varying benefit amounts to the different executives. Each of our continuing Named Executive Officers are Tier 1 participants under the Neenah Severance Plan.

- Upon termination of a Named Executive Officer's employment by the Company without ''cause'' outside of a change of control, such Named Executive Officer will be entitled to an amount equal to one and one-half times his or her base salary.

- Upon termination of the Named Executive Officer's employment by Neenah without ''cause'' within the two-year period following a change of control or by the Named Executive Officer for ''good reason'' within the two-year period following a change of control, the Neenah Severance Plan provides that such terminated Named Executive Officer will be entitled to the sum of:

  - two times the sum of his or her annual base salary;

  - the amount of his or her annual bonus that he or she has earned through the date of the change of control, plus two times his or her targeted annual bonus;

  - any profit-sharing contributions or pension plan benefits forfeited as a result of such termination;

  - the amount of profit-sharing contributions and pension plan benefits such participant would have received under the qualified and supplemental retirement plans but for his or her termination for the two-year period following his or her termination; and

  - the cost of medical and dental COBRA premiums for a period of two years.

In addition, such Named Executive Officer will be fully vested in his or her account under the Legacy Neenah Deferred Compensation Plan, and any outstanding equity awards granted to him or her.

Furthermore, upon the termination of a Named Executive Officer's employment by Neenah at any time without ''cause'' or by the officer for ''good reason'' within the two-year period following a change of control, the Named Executive Officer will be eligible to receive reimbursement for outplacement service costs for a period of two years in an amount not to exceed $50,000.

Any amounts paid to a Named Executive Officer under the Neenah Severance Plan will be reduced to the maximum amount that could be paid without being subject to the excise tax imposed under Sections 280G and 4999 of the Internal Revenue Code, but only if the after-tax benefit of the reduced amount is higher than the after-tax benefit of the unreduced amount.

Payment of the benefits under the Neenah Severance Plan is subject to the applicable executive executing an agreement that includes restrictive covenants and a general release of claims against the Company. These benefits are intended to recruit and retain key executives and provide continuity in the Company's management in the event of a change of control.

Wamser and Nuñez Separation Agreements

Prior to their separation, Messrs. Wamser and Nuñez each participated in the Schweitzer-Mauduit International, Inc. 2016 Executive Severance Plan (the ''SWM Executive Severance Plan''). As described above, Mr. Wamser was deemed to have experienced a termination without ''Cause'' within two years following a ''Change in Control'' (each as defined in the SWM Executive Severance Plan) upon his separations from the Company in April 2023, which occurred within two years following the closing of the Merger. In connection with his separation, the Company entered into a Separation, Waiver and Release Agreement with Mr. Wamser, memorializing his entitlements to the following payments and benefits in accordance with the terms of the SWM Executive Severance Plan: (i) a lump sum cash payment equal to three times the sum of (x) his highest base salary for the three-year period preceding his separation, plus (y) his highest short-term incentive bonus for the three-year period preceding his separation ($3,218,379); (ii) a pro-rated STIP payment for 2023 based on target performance ($107,813); and (iii) a cash payment equal to the cost of continued medical, dental, vision, life and supplemental long-term disability coverage for up to three years, at active employee rates ($93,595). In addition, the outstanding equity awards granted to Mr. Wamser prior to 2023 vested in full upon his separations in accordance with the terms of the underlying award agreements ($1,414,602). Mr. Wamser was also paid $24,880 in respect of accrued but unused vacation time.

As described above, Mr. Nuñez was deemed to have experienced a termination without "Cause" within two years following a "Change in Control" (each as defined in the SWM Executive Severance Plan) upon his separations from the Company in September 2023, which occurred within two years following the closing of the Merger. In connection with his separation, the Company entered into a Separation, Waiver and Release Agreement with Mr. Nuñez, memorializing his entitlements to the following payments and benefits in accordance with the terms of the SWM Executive Severance Plan: (i) a lump sum cash payment equal to three times the sum of (x) his highest base salary for the three-year period preceding his separation, plus (y) his highest short-term incentive bonus for the three-year period preceding his separation ($2,983,080); (ii) a pro-rated STIP payment for 2023 based on target performance ($216,667); and (iii) a cash payment equal to the cost of continued medical, dental, vision, life and supplemental long-term disability coverage for up to three years, at active employee rates ($93,595). In addition, the outstanding equity awards granted to Mr. Nuñez prior to 2023 vested in full upon his separations in accordance with the terms of the underlying award agreements ($762,947). Mr. Nuñez was also paid $24,880 in respect of accrued but unused vacation time.

The maximum amounts payable upon termination pursuant to the severance arrangements described above, assuming that a change of control of the Company and/or a qualifying termination of employment had occurred on December 31, 2023, are set forth in the following tables for each of the continuing Named Executive Officers. The amounts reported in the table below does not reflect the application of any reduction in benefits to avoid the imposition of excise taxes under Section 4999 of the Internal Revenue Code.

		With Change of Control			Without Change of Control[1]		
Name	Compensation Component	Retirement	Without Cause or Good Reason Termination	Death or Disability	Retirement	Without Cause or Good Reason Termination	Death or Disability
Julie Schertell	Cash Severance	—	3,977,500	—	—	3,977,500	—
	Non-Equity Incentive Plan Compensation[2]	—	—	—	—	—	—
	Long Term Incentives- Performance[3]	—	2,267,641	979,431	—	2,267,641	979,431
	Long Term Incentives- Time Based[3]	—	2,115,306	2,115,306	—	2,115,306	2,115,306
	Benefit Continuation	—	208,092	—	—	208,092	—
	Outplacement	—	50,000	—	—	50,000	—
	Total:	—	8,618,539	3,094,737	—	8,618,539	3,094,737
Gregory Weitzel	Cash Severance	—	1,402,500	—	—	1,402,500	—
	Non-Equity Incentive Plan Compensation[2]	—	—	—	—	—	—
	Long Term Incentives- Performance[3]	—	195,815	59,490	—	195,815	59,490
	Long Term Incentives- Time Based[3]	—	222,821	222,821	—	222,821	222,821
	Benefit Continuation	—	116,728	—	—	116,728	—
	Outplacement	—	50,000	—	—	50,000	—
	Total:	—	1,987,864	282,311	—	1,987,864	282,311
Michael W. Rickheim	Cash Severance	—	1,402,500	—	—	1,402,500	—
	Non-Equity Incentive Plan Compensation[2]	—	—	—	—	—	—
	Long Term Incentives- Performance[3]	—	690,894	343,373	—	690,894	343,373
	Long Term Incentives- Time Based[3]	—	333,604	333,604	—	333,604	333,604
	Benefit Continuation	—	46,603	—	—	46,603	—
	Outplacement	—	50,000	—	—	50,000	—
	Total:	—	2,523,601	676,977	—	2,523,601	676,977

Name	Compensation Component	With Change of Control			Without Change of Control[1]		
		Retirement	Without Cause or Good Reason Termination	Death or Disability	Retirement	Without Cause or Good Reason Termination	Death or Disability
Mark W. Johnson	Cash Severance	—	1,551,000	—	—	705,000	—
	Non-Equity Incentive Plan Compensation[2]	—	—	—	—	—	—
	Long Term Incentives- Performance[3]	—	—	—	—	—	—
	Long Term Incentives- Time Based[3]	—	295,942	295,942	—	—	295,942
	Benefit Continuation	—	46,603	—	—	—	—
	Outplacement	—	50,000	—	—	50,000	—
	Total:	—	1,943,545	295,942	—	755,000	295,942

(1) Because a change of control occurred at the time of the Merger (July 6, 2022), if any of the Named Executive Officers (except Mr. Johnson) have an involuntary termination without cause or resign for good reason prior to July 6, 2024, they will receive the payments and benefits associated with such terminations following a change of control. Please see above for a description of the payments and benefits that would be provided upon a termination without cause or resignation for good reason absent a change of control.

(2) Because the termination events are assumed to occur on the last business day of the reporting year (2023), the amount of non-equity incentive plan compensation earned and reported in the Summary Compensation Table would be paid without regard to any special termination conditions and are not included in this table.

(3) Represents the value of the accelerated vesting of performance-based or time-based long-term equity awards, as applicable. The value of the accelerated vesting of the equity awards reported in this table is based upon our closing stock price of $15.31 on December 29, 2023, the last trading day of 2023.

PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing the following disclosure about the relationship of the median of the annual total compensation of our employees to the annual total compensation of Ms. Schertell, our Chief Executive Officer.

Ratio

For 2023,

- The median of the annual total compensation of all of our employees, other than Ms. Schertell, was $52,497.

- Ms. Schertell's annual total compensation was $3,456,572, which differs from the amount reported in the Total column of the Summary Compensation Table - 2023, as discussed further below.

- Based on this information, the ratio of the annual total compensation of Ms. Schertell to the median of the annual total compensation of all employees is estimated to be 66 to 1.

Ms. Schertell's compensation differs from the Total column of the Summary Compensation Table as it includes $2,910 of Company provided Life and Disability insurance, which is also included in the median total compensation of all employees.

Identification of Median Employee

We believe that there have been no significant changes to the Company's employee population or employee compensation arrangements during 2023 that would significantly impact the pay ratio disclosure. Therefore, as permitted by the SEC executive compensation disclosure rules, we are using the same median employee for purposes of disclosing the Company's 2023 pay ratio as was used for the 2022 pay ratio. We selected December 31, 2022 as the date on which to determine our median employee for purposes of our 2022 pay ratio. As of that date, we had approximately 7,521 employees. In addition, as is permitted by the SEC's executive compensation disclosure rules, we eliminated 175 employees in China (approximately 2% of our total employee population) from the data set, resulting in 7,346 employees used to determine the median employee.

For purposes of identifying the median employee from this data set, we considered the base salary and annual incentives for all full-time, part-time, temporary and seasonal employees employed as of December 31, 2022 as this represents the principal form of compensation paid to all of our employees. Since the employee initially identified as the median employee in 2022 was no longer an employee of the Company as of December 31, 2023, for purposes of this pay ratio disclosure, we are using a similarly situated employee to the employee initially identified as the median employee, whose compensation is substantially similar to that of the original median employee identified. The new median employee was identified as a manufacturing employee located in the United States. The median of the annual total compensation of all of our employees, excluding Ms. Schertell, was $52,497 in 2023, calculated in accordance with the Summary Compensation Table rules.

Pay Versus Performance Disclosure

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officer ("PEO") and Non-PEO Named Executive Officers ("NEOs") and Company performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary Compensation Table Total for First PEO[1] ($)	Summary Compensation Table Total for Second PEO[1] ($)	Compensation Actually Paid to First PEO[1,2,3] ($)	Compensation Actually Paid to Second PEO[1,2,3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1,2,3] ($)	Value of Initial Fixed $100 Investment based on:[4] TSR ($)	Value of Initial Fixed $100 Investment based on:[4] Peer Group TSR ($)	Net Income ($ Millions)	EBITDA Delivered ($ Millions)
2023	—	3,453,662	—	2,691,524	2,165,963	1,807,267	45.40	163.35	(309.5)	213.4
2022	14,274,246	3,476,043	11,257,027	2,066,898	3,099,738	1,952,970	58.69	136.06	(6.6)	304.7
2021	5,150,672	—	3,516,159	—	1,290,711	938,432	78.52	144.89	88.9	209.1
2020	5,757,874	—	5,448,268	—	1,466,461	1,052,550	101.04	122.35	83.8	212.9

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1. The Principal Executive Officer ("PEO") and Named Executive Officers for the applicable years were as follows:

   - 2023: Julie Schertell ("Second PEO"), served as the Company's Chief Executive Officer for the entirety of 2023 and the Company's other Named Executive Officers were: R. Andrew Wamser, Jr.; Gregory Weitzel; Michael W. Rickheim; Mark W. Johnson; and Ricardo Nuñez.

   - 2022: Julie Schertell assumed the role of the Company's President and Chief Executive Officer on July 6, 2022, and Jeffrey Kramer, PhD ("First PEO"), served as the Company's Chief Executive Officer during 2022 through July 5, 2022. The Company's other Named Executive Officers were: R. Andrew Wamser, Jr.; Omar Hoek; Ricardo Nuñez; Michael W. Rickheim; and Tracey Peacock.

   - 2021: Jeffrey Kramer, PhD, served as the Company's Chief Executive Officer for the entirety of 2021 and the Company's other Named Executive Officers were: R. Andrew Wamser, Jr.; Omar Hoek; Ricardo Nuñez; and Tracey Peacock.

   - 2020: Jeffrey Kramer, PhD, served as the Company's Chief Executive Officer for the entirety of 2020 and the Company's other Named Executive Officers were: R. Andrew Wamser, Jr.; Omar Hoek; Ricardo Nuñez; and Daniel Lister.

2. The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.

3. Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards column are based on the amounts from the Stock Awards column set forth in the Summary Compensation Table.

Year	Summary Compensation Table Total for Second PEO ($)	Exclusion of Stock Awards for Second PEO ($)	Inclusion of Equity Values for Second PEO ($)	Compensation Actually Paid to Second PEO ($)
2023.	3,453,662	(1,800,426)	1,038,288	2,691,524

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2023.	2,165,963	(363,570)	4,874	1,807,267

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Second PEO ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards Second PEO ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Second PEO ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Second PEO ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Second PEO ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Second PEO ($)	Total - Inclusion of Equity Values for Second PEO ($)
2023	780,963	196,804	—	60,521	—	—	1,038,288

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Average Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2023	109,015	42,608	—	3,274	(150,023)	—	4,874

4. The Peer Group TSR set forth in this table utilizes the S&P SmallCap 600 Capped Materials Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2023. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the listed year in the Company and in the S&P SmallCap 600 Capped Materials Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

5. We determined EBITDA Delivered to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2023. EBITDA Delivered is a non-GAAP measure. For more information on EBITDA Delivered, please see the "*2023 Short-Term Incentive Plan*" section of the Compensation Discussion & Analysis in this proxy statement. This performance measure may not have been the most important financial performance measure for prior years, and we may determine a different financial performance measure to be the most important financial performance measure in future years.

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company and Peer Group Total Shareholder Return ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and the Company's cumulative TSR over the four most recently completed fiscal years, and the S&P SmallCap 600 Capped Materials Index over the same period.



Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our Net Income during the four most recently completed fiscal years.



Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and EBITDA Delivered

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our EBITDA Delivered during the four most recently completed fiscal years.



Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and Non-PEO NEOs for 2023 to Company performance. (These measures are discussed in the Compensation Discussion and Analysis section of this proxy statement.) The measures in this table are not ranked.


EBITDA Delivered
Synergies Achieved
Free Cash Flow as a Percentage of Net Sales
ROIC
Relative TSR

# # #


Compensation of Directors

Every other year, the Compensation Committee reviews non-employee director compensation to evaluate whether non-employee director compensation is consistent with market practices. After considering input from Meridian, the Board determined not to make any changes to the compensation of our non-employee directors in connection with the 2023 pay review. In 2023, each non-employee director received the following cash and stock compensation for service on our Board and its committees:

- An annual Board retainer of $95,000 in stock plus $70,000 in cash. Retainers are paid quarterly, with the stock retainer valuation based on the closing price on the trading day immediately preceding the grant date and prorated for one partial quarter of service.

- Additional annual retainer for the Non-Executive Chairman was $75,000 per year, paid quarterly in cash.

- Directors who serve on committees receive an additional annual retainer, paid quarterly in cash as follows:

  - Audit Committee: $30,000 for Chair; $15,000 for other members

  - Compensation Committee: $20,000 for Chair; $10,000 for other members

  - Nominating & Governance Committee: $15,000 for Chair; $10,000 for other members

A director who is an officer or an employee of the Company or any of its subsidiaries or affiliates does not receive any fees for service as a member of the Board but is reimbursed for expenses incurred as a result of such service. Each non-employee director earned the following compensation in 2022 in addition to reimbursement of his or her actual and reasonable travel expenses.

2023 DIRECTOR COMPENSATION

Name[1]	Fees Earned or Paid in Cash	Stock Awards ($)[2]	Total
William Cook	85,000	95,000	180,000
Jeffrey Keenan	95,000	95,000	190,000
Marco Levi	80,000	95,000	175,000
Kimberly Ritrievi	100,000	95,000	195,000
John Rogers	160,000	95,000	255,000
Shruti Singhal	95,000	95,000	190,000
Tony Thene	95,000	95,000	190,000
Anderson Warlick	100,000	95,000	195,000

(1) Ms. Schertell is not included in this table as she is an employee of the Company and received no additional compensation for her service as a director. The 2023 compensation received by Ms. Schertell as an employee of the Company is shown in the 2023 Summary Compensation Table.

(2) The amounts shown in this column are valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Grant date fair value is calculated by multiplying the number of shares granted by our closing share price on the grant date (or the last trading day prior to the grant date). As of December 31, 2023, the total number of stock awards outstanding per director, in the form of deferred shares or deferred share units, were as follows: Mr. Cook — 10,580; Mr. Keenan — 13,474; Mr. Levi — 0; Dr. Ritrievi — 6,735; Dr. Rogers — 6,735; Mr. Singhal — 0; Mr. Thene — 0; and Mr. Warlick — 13,828. These totals also include accumulated dividends on stock units.

U.S. directors may elect to defer all or part of their compensation to the Deferred Compensation Plan No. 2 for Non-Employee Directors, a non-qualified, deferred compensation plan established in 2005 to allow participants to defer receipt of compensation and payment of certain federal and state income taxes. Each participating director has an individual deferral account that is credited with cash or stock units, which include accumulated dividends, with stock units credited under the plan to be settled in shares of Common Stock. Cash credits accrue market-based investment earnings. The stock units do not have any voting rights. Because of regulatory changes, Deferred Compensation Plan No. 2 replaced the Deferred Compensation Plan for Non-Employee Directors in effect from 2000 to 2004, which operated in a similar manner. The earlier plan was frozen as of December 31, 2004 to stop the accrual of additional unvested benefits, other than market-based investment earnings or losses on individual account balances as of that date. The Company provides no guaranty of repayment of the principal amount deferred or of any earnings on the participants' account balances in either plan. As the Merger constituted a "Change of Control" under the Deferred Compensation Plan No. 2 for Non-Employee Directors, each director who previously elected to be paid a lump sum following a Change of Control was required to have their account balance under the plan paid to them within 60 days following the Merger. In 2023, the Company amended the Deferred Compensation Plan No. 2 for Non-Employee Directors so that a change of control would no longer be triggered by the acquisition by a person or group of 30% or more of the total voting power or ownership interests of the Company.

CORPORATE GOVERNANCE

We maintain accountability through our corporate governance policies and practices. Below are highlights of these policies and practices:

- Director skills and experience cover a well-rounded range of topics and issues

- 88% of directors are independent (all except CEO)

- Majority vote resignation policy for directors

- Annual Board and committee evaluations

- Regular executive sessions of independent directors

- Executive officer and non-employee director stock ownership guidelines

- No stockholder rights plan

- Active oversight of enterprise risk management

- Directors are not eligible for reelection after the age of 72

- Hedging or pledging Company equity, directly or indirectly, is prohibited for directors and key executives, and all other employees are strongly discouraged from engaging in similar transactions

- Policy on Orientation and Continuing Education for Board members, including training in compliance programs

- Overboarding policy

- Membership for each director in the National Association of Corporate Directors (NACD)

Majority Vote Resignation Policy

The Company's bylaws provide for plurality voting in uncontested director elections. However, it is the policy of the Company that any director nominee not elected by a majority of the votes cast—that is, the number of shares voted "for" a director must exceed the number of shares voted "against" that director, will tender his or her resignation to the Board promptly following certification of the stockholder vote. The Nominating & Governance Committee will then consider the tendered resignation and make a recommendation to the Board as to whether to accept or reject the resignation or whether other action should be taken. The Board will act on the recommendation and publicly disclose its decision (by press release, SEC filing or any other public means of disclosure deemed appropriate) regarding the tendered resignation within 90 days following certification of the election results. The director who tenders his or her resignation may not participate in the recommendation of the Nominating & Governance Committee or the decision of the Board with respect to his or her resignation.

Board of Directors and Standing Committees

Board Leadership Structure

The Board is led by the Chair of the Board. Since 2019, Dr. Rogers has served as Chair of the Board. As an independent director, Dr. Rogers serves as Non-Executive Chair. Dr. Rogers is expected to serve as Chair of the Board until the Annual Meeting, at which time Dr. Ritrievi will become the Chair of the Board.

Dr. Ritrievi was appointed by the Board as Chair pursuant to our By-Laws, which provide that, promptly after the Annual Meeting, the continuing directors from SWM, or their successors, will have the right to elect a replacement non-executive Chair to the board of directors following Dr. Rogers' tenure, to serve until the end of the Governance Period (the date of the annual meeting of stockholders held in 2025, or December 31, 2025, if an annual meeting is not held in 2025).

The Board believes that whether one person should simultaneously occupy the offices of Chair of the Board and Chief Executive Officer should be determined by the Board in its business judgment, on a periodic basis, including at any time there is a vacancy in either position, after considering relevant factors at the time, such as the specific needs of the business and the best interests of the Company and its stockholders. When the same person holds the Chair and Chief Executive Officer roles or when the Chair is not independent, the independent directors elect a Lead Non-Management Director for a two-year term, and after two of such terms, he or she becomes ineligible to stand for re-election to that position for at least one term.

The Non-Executive Chair acts as liaison between the Chief Executive Officer and the independent directors. The Non-Executive Chair or non-management directors as a group can retain such independent experts they deem to be necessary or desirable, with the costs borne by the Company. There is also total freedom of communication between any director and the Chief Executive Officer and any other member of management, and such communications are not required to go through the Non-Executive Chair or the Chief Executive Officer, in the case of director communication with other members of management. The Non-Executive Chair will be available for consultation and direct communication if requested by any major stockholder of the Company.

Director Independence

An independent director is a person who is free from any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Annually, the Board will assess the independence of each non-management director based on the existence or absence of a material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). In addition to the independence standards of the SEC and the NYSE, the Board has adopted certain categorical standards of independence. The following persons shall not be considered independent:

    a.   A director who is employed by the Company or any of its affiliates for the current year or any of the past five years.

    b.   A director who is, or in the past five years has been, affiliated with or employed by a (present or former) auditor of the Company (or of an affiliate).

    c.   A director who is, or in the past five years has been, part of an interlocking directorate in which an executive officer of the Company serves on the compensation committee of another company that concurrently employs the director.

    d.   A director who is, or in the past five years has been, a Family Member of an individual who was employed by the Company or any of its affiliates as an executive officer. The term ''Family Member'' shall mean a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than household employees) who shares such person's home.

    e.   A director who, during the current fiscal year or any of the past five fiscal years, personally provided services to the Company or its affiliates that had an annual value in excess of $60,000; or who was paid or accepted, or who has a non-employee Family Member who was paid or accepted, any payments from the Company or any of its affiliates in excess of $60,000 other than compensation for board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation.

    f.   A director who is a partner in, or a controlling stockholder or an executive officer of, any organization (profit or non-profit) to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company's securities) that exceed one percent (1%) of the recipient's annual consolidated gross revenues in the current year or any of the past five fiscal years; unless, for provisions (e) and (f), the Board expressly determines in its business judgment that the relationship does not interfere with the director's exercise of independent judgment.

Based on the foregoing standard, as well as the applicable standards for independence articulated by the NYSE and the SEC, the Board affirmatively determined that the following directors met the applicable independence standards:

William M. Cook	Jeffrey J. Keenan
Marco Levi	Kimberly E. Ritrievi
John D. Rogers	Shruti Singhal
Tony R. Thene	Anderson D. Warlick

Ms. Schertell is a member of management and is not independent.

Financial Experts

The Board determined that Drs. Ritrievi and Rogers, and Messrs. Cook and Keenan each qualify as ''audit committee financial experts'' as such term is defined in Item 407(d)(5)(ii) of Regulation S-K.

Standing Committees

Each of the Audit Committee, the Compensation Committee and the Nominating & Governance Committee is a "Standing Committee" of the Board. Each Standing Committee is composed entirely of independent directors.

The following table lists the current members, principal functions and meetings held in 2023 for each of the Standing Committees:

Members	Principal Functions	Meetings in 2023
Audit Committee *Kimberly E. Ritrievi (Chair)* *William M. Cook* *Jeffrey J. Keenan* *John D. Rogers* *Shruti Singhal* No member serves on the audit committee of more than three public companies, including the Company's Audit Committee. Following the Annual Meeting, Dr. Rogers will serve as Chair of the Audit Committee and Mr. Singhal will no longer serve on the Audit Committee.	• Appointment of outside auditors to audit the records and accounts of the Company • Retain and compensate outside auditors • Review scope of audits, provide oversight in connection with internal control, financial reporting and disclosure systems • Monitor the Company's compliance with legal and regulatory requirements • The nature and scope of the Committee's responsibilities are set forth in further detail under the caption "Audit Committee Report"	7
Compensation Committee *Anderson D. Warlick (Chair)* *Marco Levi* *Tony Thene* Following the Annual Meeting, Mr. Thene will be retiring from the Board and Mr. Singhal will join the Compensation Committee.	• Evaluate and approve executive officer compensation • Review compensation strategy, plans and programs and evaluate related risk • Evaluate and make recommendations on director compensation • The nature and scope of the Committee's responsibilities are set forth in further detail under the caption "Compensation Discussion & Analysis"	5
Nominating & Governance *Committee Shruti Singhal (Chair)* *Jeffrey Keenan* *Tony Thene* *Anderson D. Warlick* Following the Annual Meeting, Mr. Thene will be retiring from the Board.	• Review and recommend to the Board candidates for election by stockholders or to fill any vacancies on the Board; evaluate stockholder nominees • Oversee the Board, committee and individual director evaluation processes • Evaluate, monitor and recommend changes in the Company's governance policies • Oversee and report to the Board on the succession planning process with respect to directors and the Chief Executive Officer, including review of a transition plan in the event of an unexpected departure or incapacity of the Chief Executive Officer • Oversight of environmental, social and governance (ESG) matters	5

Director Attendance

The Board of Directors met 8 times in 2023. With the exception of one missed committee meeting by one director, all of our directors attended all Board and applicable committee meetings in 2023.

The Company expects members of the Board to attend each Annual Meeting and all directors who were then in office attended the 2023 Annual Meeting.

Director Training

From time to time, directors participate in the Company's compliance training programs and in programs directed specifically to the due and proper execution of their duties as directors. The Board adopted a Policy on Orientation and Continuing Education for Board Members as part of the Company's Corporate Governance Guidelines. The policy requires orientation for new directors and ongoing presentations and training for existing directors, as well as periodic reports on continuing education to the Nominating & Governance Committee.

Board Evaluation

The Board and its committees conduct annual self-evaluations, and the Non-Executive Chair or Lead Independent Director, as applicable, may also engage individual Board members regarding Board or Committee performance. Evaluations of individual directors occur in connection with the evaluation of each director's nomination for re-election to an additional term and also after completing the first year of Board service for any new director. The Nominating & Governance Committee oversees the Board, committee, and individual evaluation processes.

Overboarding Policy

Our Corporate Governance Guidelines provides that directors who also serve as executive officers of other public companies should not serve on more than two boards of public companies in addition to the Company's Board. Other directors should not serve on more than four other public company boards. No Audit Committee member may serve on more than three public company audit committees, including the Company's Audit Committee.

Board Exercise of Risk Oversight

The Board as a whole and through its committees exercises oversight of enterprise risk at a number of levels and utilizes formal and informal mechanisms to do so.

The Audit Committee plays a material role in oversight of financial, disclosure and liquidity risk issues and oversees the internal control mechanisms used by management in both the financial and non-financial areas. The Audit Committee regularly discusses with management major financial and cybersecurity risk exposures, compensation risks and other risks, and the steps management has taken to monitor and control such exposures. Virtually every Audit Committee meeting includes items relating to risk review, including ongoing review of financial results, control issues, compliance audit processes and results, debt covenant compliance, hedging activities and liquidity measures. The Audit Committee has regular interaction with the Company's independent auditors throughout the year, including executive sessions to address internal control and other matters.

The Nominating & Governance Committee regularly assesses the Company's governance controls. It also undertakes an ongoing review of succession planning, including to assure an appropriate process exists to find appropriately qualified replacement directors as needed for the Board and its committees and to maintain the continuity of management. In addition, the Nominating & Governance Committee oversees the Company's environmental and sustainability efforts and progress, including related risks.

The Compensation Committee assesses compensation design and levels from the perspectives of market reasonableness and appropriateness to the objectives of retaining the quantity and level of management expertise and depth required for the successful execution of the Company's business goals. The Compensation Committee also assesses the risk posed by the Company's compensation program design and practices and the probability that they might result in adverse impacts on the Company.

The Board as a whole regularly reviews financial performance and risks to that performance, competitive market situations, risks to operations and operating capabilities, regulatory change and strategic planning. These reviews are provided through regularly scheduled financial and operations reviews and regular Committee Chair reports to the Board. More in-depth reviews are provided periodically on selected topics, e.g., litigation and regulatory compliance, customer satisfaction, environmental and sustainability related risks, and performance assessments and strategic planning.

The Company maintains an internal audit department and an Enterprise Risk Management ("ERM") function to oversee the development, implementation and ongoing refinement of a comprehensive ERM program. As part of this program, we undertake an extensive exercise to identify and assess the most significant risks across the enterprise. This annual process includes a robust analysis of both internal and external factors that may impede our ability to execute our strategies, meet business objectives or achieve stakeholder requirements and expectations. We also conduct interviews with senior leaders to identify material risks. This leads us to develop and execute comprehensive actions to manage or mitigate these risks. Furthermore, we continuously monitor these risks and the evolving environment to proactively identify and respond to shifting or emerging risks and strive to provide ongoing assurance that risks are effectively and efficiently managed.

Cybersecurity Matters

Oversight of cybersecurity risk is a joint responsibility of the Board and the Audit Committee. The Company's Chief Information Officer (the "CIO") provides quarterly updates to the Audit Committee and the chair of the Audit Committee regularly updates the Board on cybersecurity matters potentially impacting the Company. Additionally, the CIO briefs the Board on information security matters at least once annually.

In addition to oversight by the Audit Committee and Board, our CIO chairs a Working Council that includes our Chief Financial Officer, Chief Human Resources Officer and our Chief Legal Officer. Our IT organization also includes a Chief Information Security Officer who is responsible for establishing processes as well as management of all cybersecurity risks and programs. The Company's cybersecurity procedures have been developed based on the National Institute of Standards and Technology (NIST) cybersecurity framework.

For more information, please refer to Item 1C, "Cybersecurity", in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Environmental and Social Matters

We believe that building long-term value for our customers, employees and stockholders includes a focus on ensuring the long-term sustainability of our business, good corporate citizenship, and contributing to our communities. Corporate responsibility has long been part of the Mativ corporate mission and is one of our core values.

Our manufacturing facilities and corporate office have a longstanding tradition of community engagement and reducing our impact on the environment. We maintain our Supplier Code of Conduct and our Sustainable Forestry Policy to further align with our sustainability goals.

General oversight responsibility for environmental, social, and governance ("ESG") topics and the impacts associated with our business, including climate-related issues, is delegated by the Board to the Nominating & Governance Committee. The Nominating & Governance Committee reviews and guides ESG strategy and oversees the setting of corporate targets established by the Company's cross-functional, management-level ESG Committee (the "ESG Committee"). This enables the Nominating & Governance Committee to consider the relevant policies and issues and to fulfill its oversight responsibilities. The Chair of the Nominating & Governance Committee then reports out on ESG and climate-related issues, including strategy and corporate targets, at each regularly scheduled meeting of the full Board (five per year).

The ESG Committee is led by our Deputy General Counsel and Assistant Secretary with representatives from leaders across our Sustainability, Legal, Corporate Communications, Investor Relations, and Human Resources departments. The ESG Committee meets once per month and updates the Board on key ESG issues that are relevant to our business and stakeholders and on the development and implementation of initiatives to support our sustainability goals at each regularly scheduled meeting of the Nominating & Governance Committee (five per year).

In February 2024, the Company released ESG information and performance data on our website (the "ESG Tear Sheet") that we consider relevant to our business, covering the period January 1, 2022 through December 31, 2022, as part of its ongoing efforts to increase transparency around its ESG strategy and initiatives. The ESG Tear Sheet highlights the Company's commitment to sustainable business practices and how it is addressing key ESG areas of focus. Please refer to the Company's ESG Tear Sheet, available at www.mativ.com, for further information.

Some of our key environmental and community initiatives are highlighted below:

Environmental Initiatives

- Filtration Products that Benefit Society: Mativ produces a diverse portfolio of products that make water and air cleaner and safer. Our HVAC air filtration media can reach removal efficiencies as high as 99.9% while our ASD netting can provide up to a 20% decrease in pressure drop during Reverse Osmosis filtration, decreasing energy costs and allowing customers to provide energy efficient water filtration solutions.

- Partnership with Planet Water Foundation: We partner with the Planet Water Foundation, a non-profit organization that helps bring clean water to the world's most impoverished communities, to support the installation of water filtration systems and provide hygiene education. As an innovator and producer of products that enable access to fresh water across the world – a significant and urgent global societal need, we believe this to be a strong alignment with our business, expertise, and way to create material positive impacts for the communities where our solutions play a role. In 2023, through our support, the Foundation installed two AquaTower water systems in India, in the state of Tamil Nadu and two AquaTower water systems in Querétaro state in Mexico. Hygiene education programs were also deployed at the AquaTower project schools, reaching 2,600 students. Mativ also deployed an emergency AquaBlock water filtration system in Turkey in Hatay Province after the Kahramanmaras earthquake in February 2023. The five filtration systems are providing clean, safe drinking water for up to 17,200 people each day. Since our partnership with Planet Water Foundation began, Mativ has enabled access to fresh drinking water for up to 33,000 people.

- FSC® Certification: All unprocessed wood fiber and pulp and wood-based bioenergy consumed are sourced exclusively from suppliers maintaining FSC and/or PEFC Chain of Custody certification and/or have achieved FSC and/or PEFC Mix Credit or Controlled Wood certification. The packaging we use for our own business purposes (as opposed to the packaging we sell) is not necessarily certified or derived from certified suppliers, as we often purchase from small suppliers for whom certification is cost-prohibitive.

- Environmental Certification and Energy Efficiency: As of year-end 2023, 11 Mativ locations are certified to ISO 14001 for environmental management systems and 4 locations are certified to the ISO 50001 energy management standard.

- Recycling: Our facilities recycled more than 13,500 metric tons of waste in 2023. When possible, materials are reintroduced into the manufacturing process to produce new products.

Community Initiatives

- In addition to investing in area communities where our facilities are located by providing jobs and sourcing products, we support efforts to make our communities stronger through financial donations and volunteer participation. Most of our philanthropic efforts are locally directed, empowering our employees to contribute their time and expertise to organizations that matter to them and serve the unique needs of their communities. We donate to nonprofit or community organizations that support the communities where our plants are located.

We continue to look for ways to enhance the sustainability of our business and make a positive impact on the communities in which we live and serve.

Corporate Governance Documents

Central to our cultural and operational foundation is the Mativ Code of Conduct (the "Code of Conduct"), a key resource for making informed, compliant and ethical decisions. This document details policies, standards and expectations to guide all of our people at Mativ in the course of their work and interactions. All employees receive training on the Code of Conduct, as well as periodic reminders and newsletters on relevant compliance topics. The Code of Conduct applies to all employees, officers, and directors of Mativ and its subsidiaries worldwide. Agents and contractors of the Company are also expected to read, understand, and abide by the Code of Conduct.

The Code of Conduct, which is published in all languages where we operate, covers:

- Ethics and responsibilities in the workplace

- Our responsibilities to one another

- Our responsibilities to our customers and business partners

- Our responsibilities in the marketplace

- Our responsibilities as corporate citizens (includes corporate social responsibility standards)

- The Mativ Ethics and Compliance Hotline

Our ethics program is overseen by Mativ's Chief Legal Officer. At the Board level, the Audit Committee is responsible for the ethics reporting hotline and receives a quarterly update on ethics-related matters.

The Code of Conduct is posted on the Governance page of the Company's website at https://ir.mativ.com/investors/governance/governance-documents/. To the extent required under applicable SEC and NYSE rules, any waivers of, or changes to, the Code of Conduct will be posted on our website or otherwise publicly disclosed. In addition, copies of the Company's Corporate Governance Guidelines and the charters for each of the Standing Committees can also be found on the Governance page of the Company's website at https://ir.mativ.com/investors/governance/governance-documents/. Copies of these documents may also be obtained by directing a written request to the Investor Relations Department at Mativ Holdings, Inc., 100 Kimball Place, Suite 600, Alpharetta, Georgia 30009.

Transactions with Related Persons

The Board has adopted written policies and procedures for the review, approval or ratification of any transaction involving an amount in excess of $120,000 in which the Company was or is to be a participant and in which any director or executive officer of the Company, any nominee for director, any 5% or greater stockholder, or any immediate family member of the foregoing has or will have a material interest as contemplated by Item 404(a) of Regulation S-K (each such transaction, a "Related Person Transaction"). Under these policies and procedures, the Audit Committee or a subcommittee of the Board consisting entirely of independent directors reviews the transaction and either approves or rejects the transaction after taking into account the following factors:

- Whether the proposed transaction is on terms that are at least as favorable to the Company as those achievable with an unaffiliated third party;

- Size of the transaction and amount of consideration;

- Nature of the interest;

- Whether the transaction involves a conflict of interest;

- Whether the transaction involves services available from unaffiliated third parties; and

- Any other factors that the Audit Committee or subcommittee deems relevant.

The policy does not apply to (a) compensation and related person transactions involving a director or an executive officer solely resulting from that person's service as a director or employment with the Company so long as the compensation is approved by the Board (or an appropriate committee thereof), (b) transactions involving the rendering of services as a public utility at rates or charges fixed in conformity with law or governmental authority or (c) any other categories of transactions currently or in the future excluded from the reporting requirements of Item 404(a) of Regulation S-K.

Since January 1, 2023, the Company has not participated in any Related Person Transaction.

STOCK OWNERSHIP

Significant Beneficial Owners

The following table shows the persons known to the Company as of March 4, 2024 to be the beneficial owners of more than 5% of the outstanding shares of the Company's Common Stock. In furnishing the information below, the Company has relied solely on information filed with the Securities and Exchange Commission (the "SEC") by the beneficial owners.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class*	Sole Voting Power	Shared Voting Power	Sole Investment Power	Shared Investment Power
BlackRock Inc.[1] .... 50 Hudson Yards New York, NY 10001	8,815,096	16.2%	8,683,945	0	8,815,096	0
The Vanguard Group, Inc.[2] .... 100 Vanguard Blvd Malvern, PA 19355	6,443,276	11.9%	0	71,794	6,316,093	127,183
Allspring Global[3] .... 1415 Vantage Park Drive, 3rd Floor Charlotte, NC 28203	4,132,265	7.6%	3,998,210	0	4,132,265	0
Rubric Capital Management LP[4] ...... 155 East 44th St, Suite 1630 New York, NY 10017	4,000,000	7.4%	0	4,000,000	0	4,000,000
Boundary Creek Advisors LP[5] .... 340 Madison Avenue, 12th Floor New York, NY 10173	3,800,054	7%	0	3,800,054	0	3,800,054
Wellington Management[6] .... 280 Congress Street Boston, MA 02210	3,583,501	6.6%	0	3,532,860	0	3,583,501
The Goldman Sachs Group, Inc.[7] ..... 200 West Street New York, NY 10282	2,759,883	5.1%	0	2,759,513	0	2,759,883

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* Percentages are calculated based on 54,300,282 shares of Common Stock issued and outstanding on March 4, 2024.

(1) Based solely on information contained in a Schedule 13G/A filed on January 22, 2024 by BlackRock Inc. to report its beneficial ownership of Common Stock.

(2) Based solely on information contained in a Schedule 13G/A filed on February 13, 2024 by The Vanguard Group, Inc. to report its beneficial ownership of Common Stock.

(3) Based solely on information contained in a Schedule 13G/A filed on January 12, 2024 by Allspring Global Investments Holdings, LLC ("AGIH"), Allspring Global Investments, LLC ("AGI"), and Allspring Funds Management, LLC ("AFM") to report their beneficial ownership of Common Stock. AGIH reported sole voting power with respect to 3,998,210 shares of Common Stock and sole investment power with respect to 4,132,265 shares of Common Stock. AGI reported sole voting power with respect to 610,564 shares of Common Stock and sole investment power with respect to 4,128,028 shares of Common Stock. AFM reported sole voting power with respect to 3,387,646 shares of Common Stock and sole investment power with respect to 4,237 shares of Common Stock.

(4) Based solely on information contained in a Schedule 13G/A filed on February 12, 2024 by Rubric Capital Management LP ("Rubric Capital") and David Rosen ("Rosen") to report beneficial ownership of Common Stock. Rubric Capital and Mr. Rosen each reported shared voting power and shared investment power with respect to 4,000,000 shares of Common Stock.

(5) Based solely on information contained in a Schedule 13G filed on February 14, 2024 by Boundary Creek Advisors ("Boundary Creek") and Peter Greatrex ("Greatrex") to report beneficial ownership of Common Stock. Boundary Creek and Mr. Greatrex each reported shared voting power and shared investment power with respect to 3,800,054 shares of Common Stock, including 2,610,200 shares of Common Stock underlying call options.

(6) Based solely on information contained in a Schedule 13G filed on February 8, 2024 by Wellington Management Group LLP ("WMG"), Wellington Group Holdings LLP ("WGH"), Wellington Investment Advisors Holdings LLP ("WIAH") and Wellington Management Company LLP ("WMC") to report their beneficial ownership of Common Stock. WMG reported shared voting power with respect to 3,532,860 shares of Common Stock and shared investment power with respect to 3,583,501 shares of Common Stock. WGH reported shared voting power with respect to 3,532,860 shares of Common Stock and shared investment power with respect to 3,583,501 shares of Common Stock. WIAH reported shared voting power with respect to 3,532,860 shares of Common Stock and shared investment power with respect to 3,583,501 shares of Common Stock. WMC reported shared voting power with respect to 3,424,077 shares of Common Stock and shared investment power with respect to 3,474,718 shares of Common Stock.

(7) Based solely on information contained in a Schedule 13G filed on February 7, 2024 by The Goldman Sachs Group, Inc. ("Goldman") and Goldman Sachs & Co. LLC ("GSC") to report their beneficial ownership of Common Stock. Goldman reported shared voting power with respect to 2,759,513 shares of Common Stock and shared investment power with respect to 2,759,883 shares of Common Stock. GSC reported shared voting power with respect to 2,759,513 shares of Common Stock and shared investment power with respect to 2,759,883 shares of Common Stock.

Directors and Executive Officers

To assure that the interests of directors and executive officers are aligned with the Company's stockholders, the Company requires both directors and key executive officers (including all of the Company's Named Executive Officers, as described in the section entitled "Executive Compensation - Compensation Discussion & Analysis") to own minimum amounts of Common Stock within five years of becoming subject to the policy. Either directly or through deferred compensation accounts, each director must hold equity, or equity equivalents, in an amount at least equal in value to five times the value of the directors' annual Board cash retainer. Each Named Executive Officer must hold vested equity equal to a multiple (from two to five), depending on the position held, of his or her annual base salary. As of the date of this Proxy Statement, all directors and Named Executive Officers have met the guidelines or are within the five year period to be in compliance with these stock ownership guidelines.

The following table sets forth information as of March 4, 2024 regarding the number of shares of Common Stock beneficially owned by all directors and nominees, by each Named Executive Officer and by all directors and executive officers as a group. In addition to shares of Common Stock they own beneficially, certain directors as of the date of this Proxy Statement have at some point deferred part of their compensation from the Company through a deferred compensation plan for non-employee directors, explained in more detail under "Compensation of Directors" below. Under such plan, each director holds the equivalent of stock units in a deferral account. Unless otherwise indicated in a footnote, each person listed below possesses sole voting and investment power with respect to the shares indicated as beneficially owned by that person.

DIRECTOR AND EXECUTIVE OFFICER BENEFICIAL OWNERSHIP TABLE

Name of Individual or Identity of Group	Amount and Nature of Beneficial Ownership	Number of Deferred Stock Units[1]	Percent of Class[2]
William M. Cook[3]	18,936	10,663	*
Mark W. Johnson	19,330	0	*
Jeffrey J. Keenan[3]	318,000	13,579	*
Marco Levi[3]	20,442	0	*
Ricardo Nuñez[4]	43,650	0	*
Kimberly E. Ritrievi[3]	20,640	5,477	*
Michael W. Rickheim	48,252	0	*
John D. Rogers[3]	47,235	6,787	*
Julie A. Schertell[3]	230,005	0	*
Shruti Singhal[3]	7,611	0	*
Tony R. Thene[3]	15,137	0	*
R. Andrew Wamser, Jr.[5]	160,184	0	*
Anderson D. Warlick[3]	75,013	13,936	*
Greg Weitzel	15,566	0	*
All directors and executive officers as a group (14 persons)	1,040,001	50,442	2.01%

———————

(1) Represents the equivalent of stock units, including accumulated dividends, held in deferral accounts.

(2) Percentages are calculated based on 54,300,282 shares of Common Stock issued and outstanding on March 4, 2024, plus shares deemed outstanding pursuant to Rule 13d-3(d)(1). An asterisk shows ownership of less than 1% of the shares of Common Stock outstanding.

(3) In addition, each then-serving director receives $23,750 in stock on the first day of each calendar quarter, based on the applicable stock price. Based on the closing stock price on March 4, 2024 of $17.94, each director would receive 1,045 shares of common stock on April 1, 2024. Ms. Schertell does not receive a quarterly stock grant as she is an employee of the Company and receives no additional compensation for her service as a director.

(4) Mr. Nuñez separated from the Company effective September 1, 2023.

(5) Mr. Wamser separated from the Company effective April 1, 2023.

PROPOSAL TWO
RATIFICATION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2024

Selection of the Independent Registered Public Accounting Firm

The Audit Committee has recommended, and the Board has selected, Deloitte & Touche LLP ("Deloitte & Touche") to serve as the Company's independent registered public accounting firm (the "outside auditor") for fiscal year 2024. Although it is not required to do so, the Audit Committee is asking our stockholders to ratify the Board's selection of Deloitte & Touche. If our stockholders do not ratify the selection of Deloitte & Touche, the Board may reconsider its selection. Even if the selection is ratified by our stockholders, the Audit Committee may in its discretion change the appointment at any time during the year, if it determines that such a change would be in the best interest of the Company and its stockholders.

Representatives of Deloitte & Touche will be at the Annual Meeting to answer appropriate questions. They also will have the opportunity to make a statement if they wish to do so.

Board Recommendation

The Board of Directors and the Audit Committee unanimously recommend a vote FOR ratification of the selection of Deloitte & Touche as our outside auditor for fiscal year 2024.

Information Regarding the Independent Registered Public Accounting Firm

Audit, Audit Related, Tax and All Other Fees

The following table summarizes the aggregate fees relating to professional services rendered to the Company by its outside auditor, Deloitte & Touche, the member firm of Deloitte Touche Tohmatsu and their respective affiliates (collectively, "Deloitte"), for the fiscal years ended December 31, 2023 and 2022:

	2023	2022
Audit Fees[1]	4,756,083	4,925,035
Audit-Related Fees[2]	0	0
Total Audit and Audit-Related Fees	**4,756,083**	**4,925,035**
Tax Compliance Services[3]	434,100	191,798
Tax Consulting and Planning Services[4]	2,061,584	717,673
Total Tax Fees	**2,495,684**	**909,471**
All Other Fees[5]	71,900	1,895
Total Fees	**7,323,667**	**5,836,401**

_____

(1) Includes fees billed for professional services rendered in connection with the audit of the annual financial statements, audit of the Company's internal control over financial reporting and management's assessment thereof, review of financial statements included in the Company's quarterly reports on Form 10-Q and for services provided for statutory and regulatory filings or engagements.

(2) Includes fees incurred for assurance and related services and consultation on regulatory matters or accounting standards, as well as consultations on internal controls.

(3) Includes fees incurred for tax return preparation and compliance.

(4) Includes non-audit fees incurred for tax advice and tax planning.

(5) Includes fees primarily related to training and subscription services.

Pre-approval Policies and Procedures

All of the services listed above and performed by the outside auditor were pre-approved in accordance with the pre-approval policy and procedures adopted by the Audit Committee. These procedures describe the permitted audit, audit-related, tax and other services (collectively, the "Disclosure Categories") that the outside auditor may perform. The procedures require that prior to the beginning of each fiscal year, a description of the services (the "Service List") in each of the Disclosure Categories expected to be performed by the outside auditor in the following fiscal year be presented to the Audit Committee for pre-approval.

Services provided by the outside auditor during the following year that are included in the Service List are pre-approved by the Audit Committee in accordance with its pre-approval policy and procedures. Any requests for audit, audit-related, tax, and other services not contemplated on the Service List must be submitted to the Audit Committee for specific pre-approval and cannot commence until such approval has been granted. Pre-approval is typically reviewed and granted at regularly scheduled meetings of the Audit Committee; however, the authority to grant specific pre-approval between meetings, if necessary, has been delegated, subject to certain dollar limitations, to the Chair of the Audit Committee. In the event of specific pre-approval granted by the Chair between meetings of the Audit Committee, the Chair is required to update the Audit Committee at its next regularly scheduled meeting on such grant.

In addition, although not required by the rules and regulations of the SEC, the Audit Committee is provided a range of fees associated with each proposed service on the Service List and any services that were not originally included on the Service List. Providing a range of fees for a service incorporates appropriate oversight and control of the outside auditor when time is of the essence. The policy does not contain a de minimis provision that would provide retroactive approval for permissible non-audit services under certain circumstances.

On a periodic basis, the Audit Committee reviews the status of services and fees incurred to-date against the Service List and the forecast of remaining services and fees for the applicable fiscal year.

AUDIT COMMITTEE REPORT

The following report summarizes the Audit Committee's actions during 2023. This report shall not be deemed to be incorporated by reference by any general statement incorporating this Proxy Statement by reference into any filing under the Exchange Act or the Securities Act of 1933, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

In accordance with its written charter, the Audit Committee assists the Board of Directors by overseeing and monitoring:

    (1) the integrity of the Company's financial statements;

    (2) the Company's compliance with legal and regulatory requirements;

    (3) the outside auditor's qualifications and independence; and

    (4) the performance of the Company's internal control function, its system of internal and disclosure controls, and the outside auditor.

The members of the Audit Committee meet the applicable independence and experience requirements of the SEC and the NYSE and the standards for determining a director's independence adopted by the Board.

The Audit Committee reviewed and discussed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2023 with management and Deloitte & Touche, the Company's outside auditor. Management is responsible for the preparation of the Company's financial statements, and the outside auditor is responsible for conducting an audit of such financial statements.

The Audit Committee has received from the outside auditor the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board (United States) regarding the outside auditor's communications with the Audit Committee concerning independence, has discussed the independence of the outside auditor with the outside auditor and has satisfied itself as to the outside auditor's independence.

The Committee reviewed with the outside auditor its audit plans, audit scope and identification of audit risks. The Audit Committee also discussed with management and the outside auditor the quality and adequacy of the Company's internal control function and its system of internal and disclosure controls.

The Audit Committee discussed and reviewed with the outside auditor all communications required by SEC regulations and by the standards of the Public Company Accounting Oversight Board (United States), and, with and without management present, discussed and reviewed the results of the outside auditor's examination of the financial statements.

The Audit Committee discussed, reviewed and monitored the Company's plans and activities related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 on a regular basis.

Based on the above-mentioned reviews and discussions with management and the outside auditor, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for filing with the SEC.

The Audit Committee also recommended the reappointment of Deloitte & Touche to serve as the Company's outside auditor for fiscal year 2024, and the Board concurred with such recommendation.


AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Kimberly E. Ritrievi (Chair)
William M. Cook
Jeffrey J. Keenan
John D. Rogers
Shruti Singhal


PROPOSAL THREE
NON-BINDING ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

As required by Section 14A of the Exchange Act pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the Board is providing our stockholders with an advisory vote on Executive Compensation. This advisory vote, commonly known as a "say on pay" vote, is a non-binding vote on executive compensation paid to our Named Executive Officers as disclosed pursuant to Regulation S-K, including in the "Compensation Discussion & Analysis," the accompanying compensation tables and the corresponding narrative discussion and footnotes set forth on pages 13 to 26. The Company intends to submit this "say on pay" vote to its stockholders annually, consistent with the results of the advisory vote on frequency approved by the stockholders at the 2023 Annual Meeting of Stockholders.

As described in detail in the Compensation Discussion & Analysis, the Compensation Committee of the Board believes that the Company's executive compensation program should reward actions and behaviors that build a foundation for the long-term performance of the Company, while also rewarding the achievement of short-term performance goals informed by the Company's strategy. To align the Company's executive compensation program with the Committee's compensation philosophy, the Compensation Committee has adopted the following objectives:

- Pay-for-performance

- Align performance goals and executive compensation with stockholder interests

- Total target compensation set within a range of market median value for like skills and responsibilities to attract, retain and motivate executive officers

We are committed to having strong governance standards with respect to our executive compensation program, policies and practices. Consistent with this focus, we maintain the following policies and practices that we believe demonstrate our commitment to executive compensation best practices.

	What We Do:
✔	**Pay-for-performance.**
✔	**Maximum payout caps for incentive compensation.**
✔	**Linkage between quantitative performance measures and operating objectives.**
✔	**"Double trigger" in the event of a change-in-control.**
✔	**Independent compensation consultant.**
✔	**Stock ownership guidelines.**
✔	**Annual risk assessment.**
✔	**Annual peer group review.**
✔	**TSR modifier applicable to 2023 performance-based equity awards.**
✔	**Clawback policies.**

	What We Don't Do:
✘	**Change-in-control tax gross-ups.**
✘	**Re-price stock options or buy-back equity grants.**
✘	**Allow directors and key executives (including all Named Executive Officers) to hedge or pledge their Company securities.**
✘	**Executive employment contracts unless required by local law.**
✘	**Excessive perquisites.**

We believe that our executive compensation practices, in combination with a competitive market review, contribute to an executive compensation program that is competitive yet strongly aligned with stockholder interests.

Accordingly, the Board recommends that our stockholders vote for the "say on pay" vote as set forth in the following resolution:

> RESOLVED, that our stockholders approve, on an advisory basis, the compensation paid to our Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including in the "Compensation Discussion & Analysis," the accompanying compensation tables and the corresponding narrative discussion and footnotes.

Stockholders are not ultimately voting to approve or disapprove the Board's recommendation. As this is an advisory vote, the outcome of the vote is not binding on the Company with respect to future executive compensation decisions, including those relating to its Named Executive Officers, or otherwise. The Compensation Committee and Board expect to take into account the outcome of the vote when considering future executive compensation decisions.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the approval of the advisory resolution relating to the compensation of our Named Executive Officers as disclosed in this Proxy Statement.

PROPOSAL FOUR
ADOPTION OF THE MATIV HOLDINGS, INC. 2024 EQUITY AND INCENTIVE PLAN

On March 8, 2024, the Board approved the Mativ Holdings, Inc. 2024 Equity and Incentive Plan (the "2024 Plan"), subject to approval by our stockholders at the Annual Meeting. The 2024 Plan will replace the Schweitzer-Mauduit International, Inc. 2015 Long-Term Incentive Plan (the "2015 Plan"). If the 2024 Plan is approved, no awards will be granted under the 2015 Plan after the 2024 Plan becomes effective. As of March 1, 2024, the Company had utilized the entire share pool under the 2015 Plan.

If the 2024 Plan is approved by our stockholders, we will continue to be able to make awards of long-term equity incentives, which we believe are critical for attracting, motivating, rewarding and retaining a talented team who will contribute to our success. If the 2024 Plan is not adopted by our stockholders, we may be required to increase the cash component of our compensation mix (as no shares remain available for future issuance under the 2015 Plan), which we believe would inhibit our ability to (i) align our executives' interests with the interests of our stockholders, (ii) recruit and retain new executives, key employees and non-employee directors, and (iii) motivate our current executives and key employees over a long-term horizon.

Equity Grant Practices

Outstanding Equity Awards

As of March 1, 2024, there were approximately 418,383 awards issued and outstanding under the 2015 Plan. As noted above, as of March 1, 2024, the Company had utilized the entire share pool under the 2015 Plan.

Dilution

Annual dilution from our equity compensation program is measured as the total number of shares subject to equity awards granted in a given year, less cancellations and other shares returned to the reserve that year, divided by total shares outstanding at the end of the year. Annual dilution from our equity compensation program for fiscal year 2023 was 0.46%. Overhang is another measure of the dilutive impact of our equity compensation program. Our overhang is equal to the number of shares subject to outstanding equity compensation awards plus the number of shares available to be granted, divided by the total number of outstanding shares. As of March 1, 2024, our overhang was 0.77%. As of March 1, 2024, the 2,800,000 shares being requested under the 2024 Plan would bring our aggregate overhang to approximately 5.9%. Overhang percentages are based on approximately 54,506,900 shares of Common Stock outstanding as of March 1, 2024.

Burn Rate

Burn rate is a measure of the number of shares subject to equity awards that we grant annually, which helps indicate the life expectancy of our equity plans and is another measure of stockholder dilution. We determine our burn rate by dividing the aggregate number of shares subject to awards granted during the year by the weighted average number of shares outstanding during the year. The Company's burn rate for the past three fiscal years has been as follows:

Year	Restricted Stock Units Granted	Performance-Based Restricted Stock Units Earned[*]	Weighted Average Number of Shares Outstanding	Burn Rate
2023	277,479	0	54,506,900	1.15%
2022	380,008	59,276	42,442,200	2.01%
2021	90,300	86,802	31,030,400	0.57%

---

[*] *Performance awards are shown based on the number earned. The Company granted 350,911, 471,292 and 86,802 performance awards at target in 2023, 2022, and 2021, respectively.*

Our three-year average Burn Rate is 1.24%.

Certain Features of the 2024 Plan

The following features of the 2024 Plan are designed to reinforce alignment between the equity compensation arrangements awarded pursuant to the 2024 Plan and our stockholders' interests:

- Awards will be subject to a one-year minimum vesting period, subject to limited exceptions set forth in the 2024 Plan as described below and the Plan Committee's (as defined below) ability to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death or disability, in the terms of the award agreement or otherwise;

- No discounting of stock options or stock appreciation rights;

- No repricing or replacement of underwater stock options or stock appreciation rights without stockholder approval;

- No dividend equivalents on stock options or stock appreciation rights;

- No dividends or dividend equivalents paid on unearned awards;

- No recycling of shares used to pay the exercise price or taxes with respect to awards;

- Annual non-employee director compensation limit, which cannot be amended without stockholder approval; and

- No liberal definition of "change in control."

Purposes of the 2024 Plan

Equity-based compensation is a significant component of our compensation program and the 2024 Plan is intended to serve the following purposes:

- Align the interests of the Company's stockholders and recipients of awards under the 2024 Plan by increasing the proprietary interest of such recipients in the Company's growth and success;

- Advance the interests of the Company by attracting and retaining officers, other employees, non-employee directors, consultants, independent contractors and agents; and

- Motivate such persons to act in the long-term best interests of the Company and its stockholders.

Under the 2024 Plan, the Company may grant:

- Non-qualified stock options;

- Incentive stock options (within the meaning of Section 422 of the Internal Revenue Code);

- Stock appreciation rights ("SARs");

- Restricted stock, restricted stock units and other stock-based awards (collectively, "Stock Awards"); and

- Performance Awards.

Description of the 2024 Plan

The following description is qualified in its entirety by reference to the plan document, a copy of which is attached as Appendix A and incorporated into this Proxy Statement by reference.

Administration

The 2024 Plan will be administered by the Compensation Committee of the Board, or a subcommittee thereof, or such other committee designated by the Board (the "Plan Committee"), in each case consisting of two or more members of the Board. Each member of the Plan Committee is intended to be (i) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and (ii) "independent" within the meaning of the rules of the NYSE.

Subject to the express provisions of the 2024 Plan, the Plan Committee has the authority to select eligible persons to receive awards and determine all of the terms and conditions of each award. All awards are evidenced by an agreement containing such terms and conditions not inconsistent with the 2024 Plan as the Plan Committee approves. The Plan Committee also has authority to establish rules and regulations for administering the 2024 Plan and to decide questions of interpretation or application of any provision of the 2024 Plan. The Plan Committee may take any action such that (1) any outstanding options and SARs become exercisable in part or in full, (2) all or a portion of any restriction period applicable to any outstanding award lapses, (3) all or a portion of any performance period applicable to any outstanding award lapses, and (4) any performance measures applicable to any outstanding award be deemed satisfied at the target, maximum or any other level.

The Plan Committee may delegate some or all of its power and authority under the 2024 Plan to the Board, a subcommittee of the Board, a member of the Board, the Chief Executive Officer or such other executive officer of the Company as the Plan Committee deems appropriate, except that it may not delegate its power and authority to a member of the Board, the Chief Executive Officer or any executive officer with regard to awards to persons subject to Section 16 of the Exchange Act.

Available Shares

Under the 2024 Plan, the number of shares of Common Stock initially available for all awards, other than substitute awards granted in connection with a corporate transaction, will be (i) 2,800,000 shares. In addition, no more than 2,800,000 shares of Common Stock may be issued under the 2024 Plan with respect to incentive stock options. The share limits set forth in the 2024 Plan are subject to adjustment in the event of any equity restructuring that causes the per share value of shares of Common Stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend. On March 4, 2024, the closing sales price per share of our Common Stock as reported on the NYSE was $17.94.

To the extent that shares of Common Stock subject to an outstanding award granted under the 2024 Plan or the 2015 Plan are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares of Common Stock subject to an option canceled upon settlement of a related tandem SAR or subject to a tandem SAR cancelled upon exercise of a related option) or (ii) the settlement of such award in cash, then such shares of Common Stock will again be available for re-issuance under the 2024 Plan. Shares of Common Stock subject to an award under the 2024 Plan will not again be available for issuance if such shares are (i) shares that were subject to an option or SAR and were not issued or delivered upon the net settlement or net exercise of such option or SAR, (ii) shares delivered to or withheld by the Company to pay the purchase price or the withholding taxes related to an outstanding award or (iii) shares repurchased by the Company on the open market with the proceeds of an option exercise.

Change in Control

Unless otherwise provided in an award agreement or a participant's effective employment, change in control, severance or other similar agreement in effect on the applicable grant date, in the event of a change in control of the Company in which the successor company effectively assumes or substitutes an award and a participant's employment or service is terminated by the Company, a subsidiary or an affiliate without cause, or by the participant for good reason within 24 months following such change in control, then upon such termination of employment or service (i) each outstanding option and SAR held by such participant will become fully vested and exercisable, (ii) the restriction period applicable to each outstanding stock award held by such holder will lapse, and (iii) performance awards will vest or become exercisable or payable in accordance with the applicable award agreement.

Unless otherwise provided in an award agreement, in the event of a change in control of the Company in which awards are not effectively assumed or substituted by the successor company, the Board (as constituted prior to such change in control) may, in its discretion, require that (i) some or all outstanding options and SARs will become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (ii) the restriction period applicable to some or all outstanding Stock Awards will lapse in full or in part, either immediately or upon a subsequent termination of employment, (iii) the performance period applicable to some or all outstanding awards will lapse in full or in part, and (iv) the performance measures applicable to some or all outstanding awards will be deemed to be satisfied at the target, maximum or any other level. In addition, in the event of a change in control, the Board may, in its discretion, require that shares of capital stock of the company resulting from or succeeding to the business of the Company pursuant to such change in control, or the parent thereof, be substituted for some or all of the shares of Common Stock subject to outstanding awards, and/or require outstanding awards, in whole or in part, to be surrendered to the Company in exchange for a payment of cash, other property, shares of capital stock of the company resulting from the change in control (or the parent thereof), or a combination of cash, other property and such shares.

Under the terms of the 2024 Plan, a change in control is generally means (i) a third person, including a "group" as defined in Section 13(d)(3) of the Exchange Act, consummates the acquisition of actual or beneficial ownership of shares of the Company having 30% or more of the total number of votes that may be cast for the election of directors of the Board; or (ii) as the result of the consummation of any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions (a "Transaction"), the persons who were directors of the Company before the Transaction cease to constitute a majority of the Board or any successor to the Company.

No Repricing

The Plan Committee may not, without the approval of our stockholders, (i) reduce the purchase price or base price of any previously granted option or SAR, (ii) cancel any previously granted option or SAR in exchange for another option or SAR with a lower purchase price or base price or (iii) cancel any previously granted option or SAR in exchange for cash or another award if the purchase price of such option or the base price of such SAR exceeds the fair market value of a share of Common Stock on the date of such cancellation, in each case, other than in connection with a change in control or pursuant to the plan's adjustment provisions.

Clawback of Awards

Awards granted under the 2024 Plan and any cash payment or shares of Common Stock delivered pursuant to an award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable award agreement or any clawback or recoupment policy that the Company may adopt from time to time, including, without limitation, the SWM International, Inc. Executive Compensation Adjustment and Recovery Policy, the Mativ Holdings, Inc. Clawback Policy and any other policy that the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law or applicable listing standards.

Effective Date, Termination and Amendment

The 2024 Plan will become effective as of the date of stockholder approval and will terminate as of the first annual meeting of the Company's stockholders to occur on or after the tenth anniversary of its effective date, unless earlier terminated by the Board. The Board may amend the 2024 Plan at any time, subject to any requirement of stockholder approval set forth by applicable law, rule or regulation, including any rule of the NYSE, and provided that no amendment may be made that (i) seeks to modify the non-employee director compensation limit or the prohibition on repricing of options and SARs without stockholder approval under the 2024 Plan or (ii) materially impairs the rights of a holder of an outstanding award without the consent of such holder.

Eligibility

Participants in the 2024 Plan will consist of such officers, other employees, non-employee directors, consultants, independent contractors and agents of the Company and its subsidiaries and affiliates (and such persons who are expected to become any of the foregoing) as selected by the Plan Committee. As of March 4, 2024, approximately seven officers, 5,400 employees and eight non-employee directors would be eligible to participate in the 2024 Plan if selected by the Plan Committee.

Non-Employee Director Compensation Limit

Under the terms of the 2024 Plan, the aggregate value of cash compensation and the grant date fair value of shares of Common Stock that may be granted during any fiscal year of the Company to any non-employee director will not exceed $750,000, multiplied by two in the year in which a non-employee director commences service on the Board. The non-employee director compensation limit under the 2024 Plan will not apply to awards distributed in lieu of all or a portion of fees receivable by a non-employee director for service on the Board or any Board committee.

Minimum Vesting Conditions

Notwithstanding any other provision of the 2024 Plan to the contrary, awards granted under the 2024 Plan (other than cash-based awards) will vest no earlier than the first anniversary of the date on which the award is granted; provided, that the following awards will not be subject to the foregoing minimum vesting requirement: any (i) substitute awards granted in connection with awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its subsidiaries or affiliates; (ii) shares delivered in lieu of fully vested cash obligations; (iii) awards to non-employee directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders that is at least 50 weeks after the immediately preceding year's annual meeting; and (iv) additional awards the Plan Committee may grant, up to a maximum of five percent (5%) of the available share reserve authorized for issuance under the 2024 Plan (subject to adjustment under the corporate capitalization provisions of the 2024 Plan). The foregoing restriction does not apply to the Plan Committee's discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death or disability, in the terms of the award agreement or otherwise.

Stock Options and SARs

The 2024 Plan provides for the grant of options and SARs. The Plan Committee will determine the conditions to the exercisability of each option and SAR.

Each option will be exercisable for no more than ten (10) years after its date of grant. If the option is an incentive stock option (within the meaning of Section 422 of the Internal Revenue Code) and the optionee owns greater than ten percent (10%) of the voting power of all shares of capital stock of the Company (a "ten percent holder"), then the option will be exercisable for no more than five years after its date of grant. Except in the case of substitute awards granted in connection with a corporate transaction, the exercise price of an option will not be less than 100% of the fair market value of a share of Common Stock on the date of grant, unless the option is an incentive stock option and the optionee is a ten percent holder, in which case the exercise price will not be less than the price required by the Internal Revenue Code.

Each SAR will be exercisable for no more than ten (10) years after its date of grant. Other than in the case of substitute awards granted in connection with a corporate transaction, the base price of a SAR will not be less than 100% of the fair market value of a share of Common Stock on the date of grant, provided that the base price of a SAR granted in tandem with an option (a "tandem SAR") will be the exercise price of the related option. A SAR entitles the holder to receive upon exercise (subject to withholding taxes) shares of Common Stock (which may be restricted stock) or, to the extent provided in the award agreement, cash or a combination thereof, with an aggregate value equal to the difference between the fair market value of the shares of Common Stock on the exercise date and the base price of the SAR.

All of the terms relating to the exercise, cancellation or other disposition of stock options and SARs (i) upon a termination of employment of a participant, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Notwithstanding anything in the award agreement to the contrary, the holder of an option or SAR will not be entitled to receive dividend equivalents with respect to the shares of Common Stock subject to such option or SAR.

Stock Awards

The 2024 Plan provides for the grant of Stock Awards. The Plan Committee may grant a Stock Award as a restricted stock award, restricted stock unit award or other stock-based award. Restricted stock awards and restricted stock unit awards are subject to forfeiture if the holder does not remain continuously in the employment of the Company during the restriction period or if specified performance measures (if any) are not attained during the performance period. The terms and conditions applicable to other stock-based awards will be determined by the Plan Committee.

Unless otherwise set forth in a restricted stock award agreement, the holder of shares of restricted stock has rights as a stockholder of the Company, including the right to vote and receive dividends with respect to shares of restricted stock and to participate in any capital adjustments applicable to all holders of the Common Stock; provided, however, that any dividend or other distribution paid with respect to shares subject to a restricted stock award will be deposited by the Company and will be subject to the same restrictions as the shares of Common Stock with respect to which such dividend or distribution was made.

The agreement awarding restricted stock units will specify (1) whether such award may be settled in shares of Common Stock, cash or a combination thereof and (2) whether the holder will be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Plan Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of Common Stock subject to such award. Any dividend equivalents credited with respect to restricted stock units will be subject to the same vesting and other restrictions as the restricted stock units to which they relate. Prior to settlement of a restricted stock unit, the holder of a restricted stock unit has no rights as a stockholder of the Company.

The Plan Committee may also grant other stock-based awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of Common Stock. Any distribution, dividend or dividend equivalents with respect to such other stock-based awards that are subject to vesting conditions shall be subject to the same vesting conditions as the underlying awards.

All of the terms relating to the satisfaction of performance measures and the termination of a restriction period or performance period relating to a Stock Award, or the forfeiture and cancellation of a Stock Award (i) upon a termination of employment, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Performance Awards

The 2024 Plan also provides for the grant of performance awards. The agreement relating to a performance award will specify whether such award may be settled in shares of Common Stock (including shares of restricted stock) or cash or a combination thereof, and will provide, in the manner determined by the Plan Committee, for the vesting of such performance award if the specified performance measures are satisfied or met during the specified performance period and for the forfeiture of such award if the specified performance measures are not satisfied or met during the specified performance period. Any dividends or dividend equivalents with respect to a performance award will be subject to the same vesting and other restrictions as such performance award. Prior to the settlement of a performance award in shares of Common Stock, the holder of such award has no rights as a stockholder of the Company with respect to such shares. All of the terms relating to the satisfaction of performance measures and the termination of a performance period, or the forfeiture and cancellation of a performance award upon (i) a termination of employment, whether by reason of disability, retirement, death or any other reason or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.

Performance Measures

Under the 2024 Plan, the grant, vesting, exercisability or payment of certain awards, or the receipt of shares of Common Stock subject to certain awards, may be made subject to the satisfaction of performance measures. The performance goals applicable to a particular award will be determined by the Plan Committee at the time of grant. Such performance goals may, without limitation, be based on one or more of the following measures, which may be assessed on an individual basis, or on a corporate-wide basis, or with respect to specified subsidiaries, divisions, business operating units or geographic units of the Company: the attainment by a share of Common Stock of a specified fair market value for, or at, a specified period of time; increase in stockholder value; earnings per share; net assets; return on net assets; return on equity; return on investments; return on capital or invested capital; return on sales; debt to capital ratios; total stockholder return; earnings or income of the Company before or after taxes and/or interest; earnings before interest and/or taxes; earnings before interest, taxes, depreciation and amortization (''EBITDA''); EBITDA margin; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market segment share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; economic value created; economic profit; gross profit or margin; operating profit or margin; net cash provided by operations; working capital and/or its components; price-to-earnings growth; revenues from new product development; percentage of revenues derived from designated lines of business and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market segment penetration, customer acquisition, business expansion, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation and information technology, quality and quality audit scores, compliance, efficiency, ESG-related measures, and acquisitions or divestitures; any combination of the foregoing; or such other goals as the Plan Committee may determine whether or not listed herein.

Each such goal may be expressed on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, geographic units, or business operating units) or the past or current performance of one or more other companies or market indices (or a combination of such past and current performance). In addition to the ratios specifically enumerated above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders' equity, shares outstanding, assets or net assets, sales, or any combination thereof. In establishing a performance measure or determining the achievement of a performance measure, the Plan Committee may provide that achievement of the applicable performance measures may be applied on a pre- or post-tax basis and may be amended or adjusted to include or exclude any components of any performance measure, including, without limitation, foreign exchange gains and losses, asset writedowns, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements, changes in law or accounting principles, or changes in the capital structure of the Company. Performance measures will be subject to such other special rules and conditions as the Plan Committee may establish at any time.

New Plan Benefits

The following table shows information regarding equity award grants to be made following the adoption of the 2024 Plan by our stockholders. Consistent with the Company's historical compensation practices, in February 2024, the Compensation Committee approved the 2024 long-term incentive award opportunities for certain employees of the Company, including each of the Named Executive Officers, with the grants to be made following approval of the 2024 Plan. In addition, certain equity awards have been promised to certain employees in connection with hire or promotions, with the effectiveness of these awards subject to stockholder approval of the 2024 Plan at the Annual Meeting. All future awards under the 2024 Plan will be made at the discretion of the Committee. Therefore, the future benefits and amounts that will be received or allocated to individuals under the 2024 Plan are not determinable at this time.

Name	Dollar Value ($)	Estimated Number of Shares (#)
Julie Schertell	$3,227,250[1]	238,157[1]
Greg Weitzel	$ 712,500[1]	52,579[1]
Mark W. Johnson	$ 700,000[1]	51,657[1]
Michael W. Rickheim	$ 618,750[1]	45,661[1]
R. Andrew Wamser, Jr.	—	—
Ricardo Nuñez	—	—
All Current Executive Officers as a Group	$6,877,346[1]	507,518[1]
All Non-Executive Officer Directors as a Group	—	—
All Non-Executive Officer Employees as a Group	—	560,132[2]

(1) Represents the 2024 long-term incentive opportunity to be granted in the form of RSUs and PSUs following the approval of the 2024 Plan by the Company's stockholders. Number of shares to be granted in the form of PSUs reflected at target.

(2) Includes equity awards promised to certain employees of the Company in connection with promotion or new hire. Performance equity awards are shown at target.

Federal Income Tax Consequences

The following is a brief summary of certain United States federal income tax consequences generally arising with respect to awards under the 2024 Plan. This discussion does not address all aspects of the United States federal income tax consequences that could arise from participation in the 2024 Plan, some of which may be relevant to participants in light of their personal investment or tax circumstances; it also does not discuss any state, local or non-United States tax consequences of participating in the 2024 Plan. Before taking any actions with respect to any awards, each participant is advised to consult such participant's tax advisor concerning the application of the United States federal income tax laws to such participant's particular situation, as well as the applicability and effect of any state, local or non-United States tax laws.

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally limits to $1 million the amount that a publicly held corporation may deduct each year for compensation paid to each of the corporation's chief executive officer, the corporation's chief financial officer, and certain other current and former executive officers of the corporation.

Stock Options

A participant will not recognize taxable income at the time an option is granted and the Company will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over their exercise price, and the Company (or, if applicable, the affiliated employer) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date the option was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and the Company will not be entitled to any deduction. If, however, those shares are disposed of within the above-described period, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the excess of (1) the lesser of the amount realized upon that disposition and the fair market value of those shares on the date of exercise over (2) the exercise price, and the Company (or, if applicable, the affiliated employer) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code.

SARs

A participant will not recognize taxable income at the time SARs are granted and the Company will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by the Company, and the Company (or, if applicable, the affiliated employer) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code.

Stock Awards

A participant will not recognize taxable income at the time restricted stock (i.e., stock subject to restrictions constituting a substantial risk of forfeiture) is granted and the Company will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time pursuant to Section 83(b) of the Internal Revenue Code. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions constituting a substantial risk of forfeiture is deductible by the Company (or, if applicable, the affiliated employer) as compensation expense, subject to the deduction limits under Section 162(m) of the Internal Revenue Code. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions constituting a substantial risk of forfeiture lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), rather than dividend income, in an amount equal to the dividends paid and the Company (or, if applicable, the affiliated employer) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code.

A participant will not recognize taxable income at the time a restricted stock unit is granted and the Company will not be entitled to a tax deduction at that time. Upon settlement of restricted stock units, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid by the Company, and the Company (or, if applicable, the affiliated employer) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code.

A participant who receives shares of Common Stock that are not subject to any restrictions under the 2024 Plan will recognize compensation taxable as ordinary income on the date of grant in an amount equal to the fair market value of such shares on that date, and the Company (or, if applicable, the affiliated employer) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code.

Performance Awards

A participant will not recognize taxable income at the time performance awards are granted and the Company will not be entitled to a tax deduction at that time. Upon settlement of performance awards, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by the Company, and the Company (or, if applicable, the affiliated employer) will be entitled to a corresponding deduction, subject to the deduction limits under Section 162(m) of the Internal Revenue Code.

The Board of Directors recommends that stockholders vote *FOR* the approval of the Mativ Holdings, Inc. 2024 Equity and Incentive Plan.

Plan Category	Number of Securities Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by stockholders:	
Outside Directors Stock Plan[1]	69,176
Long-Term Incentive Plan[2]	2,653,428
Total approved by stockholders	2,722,604
Equity compensation plans not approved by stockholders	—
Grand total	2,722,604

---

(1) The Outside Directors Stock Plan consists of shares registered for the purpose of issuance to our outside directors for payment of their retainer fees quarterly in advance. Director's stock retainer fees in 2023 consisted of $23,750 quarterly which are payable in our Common Stock. The number of shares issued each quarter is determined based on the then fair market value of the shares, which is determined in accordance with the plan at the closing price on the date one day prior to the date of distribution. Certain directors have elected to defer receipt of quarterly retainer fees under the terms of our Deferred Compensation Plan No. 2 for Non-Employee Directors, resulting in an accumulation of stock unit credits. Upon a change in control, retirement or earlier termination from the Board, these stock unit credits will be distributed in the form of cash or shares of MATV Common Stock. As of the Merger on July 6, 2022, all of the outstanding deferred stock units were converted to common stock in accordance with the plan. While held in the deferred compensation plan account, these stock unit credits carry no voting rights and cannot be traded as Common Stock, although declared dividends create additional stock unit credits. As of December 31, 2023, deferred retainer fees and credited dividends have resulted in 51,752 accumulated stock unit credits.

(2) The Long-Term Incentive Plan is described in Note 19. Stockholders' Equity of the Notes to Consolidated Financial Statements in Part II, Item 8 herein. Awards of restricted stock units under the Long-Term Incentive Plan are subject to forfeiture and cannot be sold or otherwise transferred until fully vested. As of December 31, 2023, 754,368 shares of Common Stock were subject to outstanding restricted stock units awards under the Long-Term Incentive Plan.

OTHER INFORMATION

Stockholder Proposals and Director Nominations for the 2025 Annual Meeting

Stockholder proposals to be considered for inclusion in the Company's proxy statement and form of proxy for the 2025 Annual Meeting of Stockholders must be received by the Company's Corporate Secretary at the Company's principal executive office no later than November 13, 2024. All proposals for inclusion in the Company's proxy statement must comply with all of the requirements of Rule 14a-8 under the Exchange Act.

Pursuant to Paragraphs 15 and 19 of the Company's By-Laws, stockholders must give advance notice of other business to be addressed, or nominations for director, at the 2025 Annual Meeting not earlier than December 25, 2024 and not later than January 24, 2025. All proposals and nominations must comply with all of the requirements set forth in the Company's By-Laws, a copy of which may be obtained from the Company's Corporate Secretary.

In addition to satisfying the foregoing requirements under Company's By-Laws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than February 23, 2025.

Annual Report on Form 10-K and Proxy Statement

The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (including the consolidated financial statements and schedules thereto but excluding exhibits) has been included with the mailing of this Proxy Statement to stockholders of record and beneficial holders as of March 4, 2024. Additional copies of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (excluding exhibits) will be provided without charge to each stockholder requesting such copies in writing. The written request should be directed to the Investor Relations Department at Mativ Holdings, Inc., 100 Kimball Place, Suite 600, Alpharetta, Georgia 30009. In addition, the Annual Report on Form 10-K, Notice of Meeting, Proxy Statement and form of proxy are available on the Company's website at www.mativ.com.

Communicating with the Board

Stockholders and interested parties may communicate directly with the Board or any of its members, including the Non-Executive Chair, the Chair of the Audit Committee and the independent directors as a group, by telephonic or written communication as set forth below. Each communication intended for the Board or any of its members and received by the Secretary that is related to the operation of the Company will be forwarded to the designated person. The Secretary may screen communications solely for the purpose of eliminating communications that are commercial in nature or not related to the operation of the Company and conducting appropriate security clearance. All communications relating to the operation of the Company shall be forwarded to the designated recipient in their entirety.

If by phone: A voice mail message may be left identifying the individual to whom it is directed by calling (866) 528-2593. This is a toll-free call and is monitored and accessible by the office of the Secretary of the Company. Messages received on this line will be maintained in confidence to the extent practicable.

If by mail: A sealed envelope prominently marked "Confidential" on the outside of the envelope that is directed to the attention of any director(s), including the Non-Executive Chair, the Chair of the Audit Committee or the independent directors as a group, as appropriate, may be mailed to:

> Secretary
> Mativ Holdings, Inc.
> 100 Kimball Place–Suite 600
> Alpharetta, Georgia 30009

YOUR VOTE IS IMPORTANT

You are encouraged to let us know your preferences by marking the appropriate boxes on the enclosed proxy card or by voting over the Internet prior to the Annual Meeting. Or, if your shares are held in "street name," please refer to the voting instruction form provided with this Proxy Statement.

MATIV HOLDINGS, INC.
2024 EQUITY AND INCENTIVE PLAN

I.   INTRODUCTION

1.1   Purposes. The purposes of the Mativ Holdings, Inc. 2024 Equity and Incentive Plan (this "Plan") are (i) to align the interests of the Company's stockholders and the recipients of awards under this Plan by increasing the proprietary interest of such recipients in the Company's growth and success, (ii) to advance the interests of the Company by attracting and retaining officers, other employees, Non-Employee Directors, consultants, independent contractors and agents and (iii) to motivate such persons to act in the long-term best interests of the Company and its stockholders.

1.2   Certain Definitions.

"**Affiliate**" shall mean any corporation, limited liability company, partnership, joint-venture or similar entity in which the Company owns directly or indirectly, an equity interest possessing less than 50% but at least 20% of the combined voting power of the total outstanding equity interests of such entity.

"**Agreement**" shall mean the written or electronic agreement evidencing an award hereunder between the Company and the recipient of such award.

"**Board**" shall mean the Board of Directors of the Company.

"**Cause**" shall mean, unless otherwise defined in an Agreement, the willful and continued failure to substantially perform the duties assigned by the Company, a Subsidiary or an Affiliate (other than a failure resulting from the award recipient's disability), the willful engaging in conduct which is demonstrably injurious to the Company, a Subsidiary or an Affiliate (monetarily or otherwise), any act of dishonesty, the commission of a felony, the continued failure to meet performance standards, excessive absenteeism, or a significant violation of any statutory or common law duty of loyalty to the Company, a Subsidiary or an Affiliate.

"**Change in Control**" shall mean (i) a third person, including a "group" as defined in Section 13(d)(3) of the Exchange Act, consummates the acquisition of actual or beneficial ownership of shares of the Company having 30% or more of the total number of votes that may be cast for the election of directors of the Board, or (ii) as the result of the consummation of any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions (a "Transaction"), the persons who were directors of the Company before the Transaction shall cease to constitute a majority of the Board or any successor to the Company.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended.

"**Committee**" shall mean the Compensation Committee of the Board, or a subcommittee thereof, consisting of two or more members of the Board, each of whom is intended to be (i) a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act and (ii) "independent" within the meaning of the rules of the New York Stock Exchange or, if the Common Stock is not listed on the New York Stock Exchange, within the meaning of the rules of the principal stock exchange on which the Common Stock is then traded.

"**Common Stock**" shall mean the common stock, par value $0.10 per share, of the Company, and all rights appurtenant thereto.

"**Company**" shall mean Mativ Holdings, Inc., a Delaware corporation, or any successor thereto.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Fair Market Value**" shall mean the closing price of a share of Common Stock as reported on the New York Stock Exchange on the day immediately preceding the date as of which such value is being determined or, if the Common Stock is not listed on the New York Stock Exchange as of such date, the closing price of a share of Common Stock on the principal national stock exchange on which the Common Stock is traded on the day immediately preceding the date as of which such value is being determined or, if there shall be no reported transactions for such date, on the last preceding date for which transactions were reported; provided, however, that the Company may in its discretion use the closing price of a share of Common Stock on the day preceding the date as of which such value is being determined to the extent the Company determines such method is more practical for administrative purposes, such as for purposes of tax withholding; <u>provided</u>, <u>further</u>, that if the Common Stock is not listed on a national stock exchange or if Fair Market Value for any date cannot be so determined, Fair Market Value shall be determined by the Committee by whatever means or methods as the Committee, in the good faith exercise of its discretion, shall at such time deem appropriate and in compliance with Section 409A of the Code.

"**Free-Standing SAR**" shall mean an SAR which is not granted in tandem with, or by reference to, an option, which entitles the holder thereof to receive, upon exercise, shares of Common Stock (which may be Restricted Stock) or, to the extent provided in the applicable Agreement, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of such SARs which are exercised.

"**Good Reason**" shall mean, unless otherwise defined in an Agreement, the occurrence of one or more of the following without the participant's express written consent, which circumstances are not remedied by the Company within thirty (30) days after its receipt of a written notice from the participant describing the applicable circumstances (which notice must be provided by the participant within ninety (90) days after the participant's knowledge of the applicable circumstances): (i) a material diminution in the Participant's base compensation; (ii) a material diminution in the participant's authority, duties, or responsibilities; (iii) a material change in the geographic location at which the participant must perform services; or (iv) any other action or inaction that constitutes a material breach by the Company of the agreement under which the participant provides services; provided, however, in the event of a termination due to "Good Reason" the participant must terminate employment within two years following the initial occurrence of the circumstance constituting good reason.

"**Incentive Stock Option**" shall mean an option to purchase shares of Common Stock that meets the requirements of Section 422 of the Code, or any successor provision, which is intended by the Committee to constitute an Incentive Stock Option.

"**Non-Employee Director**" shall mean any director of the Company who is not an officer or employee of the Company or any Subsidiary.

"**Nonqualified Stock Option**" shall mean an option to purchase shares of Common Stock which is not an Incentive Stock Option.

"**Other Stock-Based Award**" shall mean an award granted pursuant to <u>Section 3.4</u> of the Plan.

"**Performance Award**" shall mean a right to receive an amount of cash, Common Stock, or a combination of both, contingent upon the attainment of specified Performance Measures within a specified Performance Period.

"**Performance Measures**" shall mean the criteria and objectives, established by the Committee, which shall be satisfied or met (i) as a condition to the grant or exercisability of all or a portion of an option or SAR or (ii) during the applicable Restriction Period or Performance Period as a condition to the grant or vesting of the holder's interest, in the case of a Restricted Stock Award, of all or a portion of the shares of Common Stock subject to such award, or, in the case of a Restricted Stock Unit Award, Other Stock-Based Award or Performance Award, to the holder's receipt of all or a portion of the shares of Common Stock subject to such award or of payment with respect to such award. Such criteria and objectives may, without limitation, be based on one or more of the following measures, which may be assessed on an individual basis, or on a corporate-wide basis, or with respect to specified subsidiaries, divisions, business operating units or geographic units of the Company: the attainment by a share of Common Stock of a specified Fair Market Value for, or at, a specified period of time; increase in stockholder value; earnings per share; net assets; return on net assets; return on equity; return on investments; return on capital or invested capital; return on sales; debt to capital ratios; total stockholder return; earnings or income of the Company before or after taxes and/or interest; earnings before interest and/or taxes; earnings before interest, taxes, depreciation and amortization ("EBITDA"); EBITDA margin; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market segment share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; economic value created; economic profit; gross profit or margin; operating profit or margin; net cash provided by operations; working capital and/or its components; price-to-earnings growth; revenues from new product development; percentage of revenues derived from designated lines of business and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market segment penetration, customer acquisition, business expansion, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation and information technology, quality and quality audit scores, compliance, efficiency, ESG-related measures, and acquisitions or divestitures, any combination of the foregoing, or such other goals as the Committee may determine whether or not listed herein. Each such Performance Measure may be expressed on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, geographic areas, or business operating units) or the past or current performance of one or more other companies or market indices (or a combination of such past and current performance). In addition to the ratios specifically enumerated above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders' equity, shares outstanding, assets or net assets, sales, or any combination thereof. In establishing a Performance Measure or determining the achievement of a Performance Measure, the Committee may provide that achievement of the applicable Performance Measures may be applied on a pre- or post-tax basis and may be amended or adjusted to include or exclude any components of any Performance Measure, including, without limitation, foreign exchange gains and losses, asset writedowns, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements, changes in law or accounting principles, or changes in the capital structure of the Company ("Adjustment Events"). The Committee may in its sole discretion amend or adjust the Performance Measures or other terms and conditions of an outstanding award in recognition of any Adjustment Events. Performance Measures shall be subject to such other special rules and conditions as the Committee may establish at any time.

"**Performance Period**" shall mean any period designated by the Committee during which (i) the Performance Measures applicable to an award shall be measured and (ii) the conditions to vesting applicable to an award shall remain in effect.

"**Prior Plan**" shall mean the Schweitzer-Mauduit International, Inc. 2015 Long-Term Incentive Plan and each other plan previously maintained by the Company and its predecessors under which equity awards remain outstanding as of the effective date of this Plan.

"**Restricted Stock**" shall mean shares of Common Stock which are subject to a Restriction Period and which may, in addition thereto, be subject to the attainment of specified Performance Measures within a specified Performance Period.

"**Restricted Stock Award**" shall mean an award of Restricted Stock under this Plan.

"**Restricted Stock Unit**" shall mean a right to receive one share of Common Stock or, in lieu thereof and to the extent provided in the applicable Agreement, the Fair Market Value of such share of Common Stock in cash, which shall be contingent upon the expiration of a specified Restriction Period and which may, in addition thereto, be contingent upon the attainment of specified Performance Measures within a specified Performance Period.

"**Restricted Stock Unit Award**" shall mean an award of Restricted Stock Units under this Plan.

"**Restriction Period**" shall mean any period designated by the Committee during which (i) the Common Stock subject to an award may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of, except as provided in this Plan or the Agreement relating to such award, or (ii) the conditions to vesting applicable to an award shall remain in effect.

"**SAR**" shall mean a stock appreciation right which may be a Free-Standing SAR or a Tandem SAR.

"**Stock Award**" shall mean a Restricted Stock Award, Restricted Stock Unit Award or Other Stock-Based Award.

"**Subsidiary**" shall mean any corporation, limited liability company, partnership, joint venture or similar entity in which the Company owns, directly or indirectly, an equity interest possessing 50% or more of the combined voting power of the total outstanding equity interests of such entity.

"**Substitute Award**" shall mean an award granted under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, including a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term ''Substitute Award'' be construed to refer to an award made in connection with the cancellation and repricing of an option or SAR.

''**Tandem SAR**'' shall mean an SAR which is granted in tandem with, or by reference to, an option (including a Nonqualified Stock Option granted prior to the date of grant of the SAR), which entitles the holder thereof to receive, upon exercise of such SAR and surrender for cancellation of all or a portion of such option, shares of Common Stock (which may be Restricted Stock) or, to the extent provided in the applicable Agreement, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one share of Common Stock on the date of exercise over the base price of such SAR, multiplied by the number of shares of Common Stock subject to such option, or portion thereof, which is surrendered.

''**Tax Date**'' shall have the meaning set forth in Section 5.5.

''**Ten Percent Holder**'' shall have the meaning set forth in Section 2.1(a).

1.3 **Administration**. This Plan shall be administered by the Committee. Any one or a combination of the following awards may be made under this Plan to eligible persons: (i) options to purchase shares of Common Stock in the form of Incentive Stock Options or Nonqualified Stock Options; (ii) SARs in the form of Tandem SARs or Free-Standing SARs; (iii) Stock Awards in the form of Restricted Stock, Restricted Stock Units or Other Stock-Based Awards; and (iv) Performance Awards. The Committee shall, subject to the terms of this Plan, select eligible persons for participation in this Plan and determine the form, amount and timing of each award to such persons and, if applicable, the number of shares of Common Stock subject to an award, the number of SARs, the number of Restricted Stock Units, the dollar value subject to a Performance Award, the purchase price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of the Agreement evidencing the award. The Committee may, in its sole discretion and for any reason at any time, take action such that (i) any or all outstanding options and SARs shall become exercisable in part or in full, (ii) all or a portion of the Restriction Period applicable to any outstanding awards shall lapse, (iii) all or a portion of the Performance Period applicable to any outstanding awards shall lapse and (iv) the Performance Measures (if any) applicable to any outstanding awards shall be deemed to be satisfied at the target, maximum or any other level. The Committee shall, subject to the terms of this Plan, interpret this Plan and the application thereof, establish rules and regulations it deems necessary or desirable for the administration of this Plan and may impose, incidental to the grant of an award, conditions with respect to the award, such as limiting competitive employment or other activities. All such interpretations, rules, regulations and conditions shall be conclusive and binding on all parties.

The Committee may delegate some or all of its power and authority under the Plan to the Board or, subject to applicable law, to a subcommittee of the Board, a member of the Board, the Chief Executive Officer or such other executive officer of the Company as the Committee deems appropriate; provided, however, that the Committee may not delegate its power and authority to a member of the Board or the Chief Executive Officer or other executive officer of the Company with regard to the selection for participation in this Plan of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an award to such an officer, director or other person.

No member of the Board or Committee, and neither the Chief Executive Officer nor any other executive officer to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation, construction or determination made in connection with this Plan in good faith, and the members of the Board and the Committee and the Chief Executive Officer or other executive officer shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys' fees) arising therefrom to the full extent permitted by law (except as otherwise may be provided in the Company's Certificate of Incorporation and/or By-laws) and under any directors' and officers' liability insurance that may be in effect from time to time.

A majority of the Committee shall constitute a quorum. The acts of the Committee shall be either (i) acts of a majority of the members of the Committee present at any meeting at which a quorum is present or (ii) acts approved in writing by all of the members of the Committee without a meeting.

1.4 **Eligibility**. Participants in this Plan shall consist of such officers, other employees, Non-Employee Directors, consultants, independent contractors, agents and persons expected to become officers, other employees,

Non-Employee Directors, consultants, independent contractors and agents of the Company and its Subsidiaries and Affiliates as the Committee in its sole discretion may select from time to time. The Committee's selection of a person to participate in this Plan at any time shall not require the Committee to select such person to participate in this Plan at any other time. Except as provided otherwise in an Agreement, for purposes of this Plan, references to employment by the Company shall also mean employment by a Subsidiary or an Affiliate, and references to employment shall include service as a Non-Employee Director, consultant, independent contractor or agent. The Committee shall determine, in its sole discretion, the extent to which a participant shall be considered employed during any periods during which such participant is on a leave of absence. The aggregate value of cash compensation and the grant date fair value of shares of Common Stock that may be granted during any fiscal year of the Company to any Non-Employee Director shall not exceed $750,000; provided, however, that (i) the limit set forth in this sentence shall be multiplied by two in the year in which a Non-Employee Director commences service on the Board, and (ii) the limit set forth in this sentence shall not apply to awards made pursuant to an election to receive the award in lieu of all or a portion of fees received for service on the Board or any committee thereunder.

1.5   Shares Available. Subject to adjustment as provided in Section 5.7 and to all other limits set forth in this Plan, the number of shares of Common Stock that shall initially be available for all awards under this Plan, other than Substitute Awards, shall be 2,800,000 shares. Subject to adjustment as provided in Section 5.7, no more than 2,800,000 shares of Common Stock in the aggregate may be issued under the Plan in connection with Incentive Stock Options. The number of shares of Common Stock that remain available for future grants under the Plan shall be reduced by an amount equal to the number of shares subject to awards granted under this Plan, other than Substitute Awards.

To the extent that shares of Common Stock subject to an outstanding option, SAR, Stock Award or Performance Award granted under the Plan or a Prior Plan are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares subject to an option cancelled upon settlement in shares of a related Tandem SAR or shares subject to a Tandem SAR cancelled upon exercise of a related option) or (ii) the settlement of such award in cash, such shares of Common Stock shall again be available for re-issuance under this Plan and shall be recycled into this Plan on a one-for-one basis. In addition, shares of Common Stock subject to an award under this Plan shall not again be available for issuance under this Plan if such shares are (x) shares that were subject to an option or a SAR and were not issued or delivered upon the net settlement or net exercise of such option or SAR, (y) shares delivered to or withheld by the Company to pay the purchase price or the withholding taxes related to an outstanding award or (z) shares repurchased by the Company on the open market with the proceeds of an option exercise.

The number of shares of Common Stock available for awards under this Plan shall not be reduced by (i) the number of shares of Common Stock subject to Substitute Awards or (ii) available shares under a stockholder approved plan of a company or other entity which was a party to a corporate transaction with the Company (as appropriately adjusted to reflect such corporate transaction) which become subject to awards granted under this Plan (subject to applicable stock exchange requirements).

Shares of Common Stock to be delivered under this Plan shall be made available from authorized and unissued shares of Common Stock, or authorized and issued shares of Common Stock reacquired and held as treasury shares or otherwise or a combination thereof.

1.6   Minimum Vesting Conditions. Notwithstanding any other provision of the Plan to the contrary, awards granted under the Plan (other than cash-based awards) shall vest no earlier than the first anniversary of the date on which the award is granted; provided, that the following awards shall not be subject to the foregoing minimum vesting requirement: any (i) Substitute Awards granted in connection with awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its Subsidiaries; (ii) shares delivered in lieu of fully vested cash obligations; (iii) awards to Non-Employee Directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders that is at least 50 weeks after the immediately preceding year's annual meeting; and (iv) any additional awards the Committee may grant, up to a maximum of five percent (5%) of the available share reserve authorized for issuance under the Plan pursuant to Section 1.5 (subject to adjustment under Section 5.7); provided, further, that the foregoing restriction does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, death, or disability, in the terms of the award Agreement or otherwise.

II. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

2.1 Stock Options. The Committee may, in its discretion, grant options to purchase shares of Common Stock to such eligible persons as may be selected by the Committee; provided, however, that a participant may be granted an option only if the underlying Common Stock qualifies, with respect to such participant, as "service recipient stock" within the meaning set forth in Section 409A of the Code. Each option, or portion thereof, that is not an Incentive Stock Option shall be a Nonqualified Stock Option. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of shares of Common Stock with respect to which options designated as Incentive Stock Options are exercisable for the first time by a participant during any calendar year (under this Plan or any other plan of the Company, or any parent or Subsidiary) exceeds the amount (currently $100,000) established by the Code, such options shall constitute Nonqualified Stock Options.

Options shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a) Number of Shares and Purchase Price. The number of shares of Common Stock subject to an option and the purchase price per share purchasable upon exercise of the option shall be determined by the Committee; provided, however, that the purchase price per share purchasable upon exercise of an option shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such option; provided further, that if an Incentive Stock Option shall be granted to any person who, at the time such option is granted, owns capital stock possessing more than 10 percent of the total combined voting power of all classes of capital stock of the Company (or of any parent or Subsidiary) (a "Ten Percent Holder"), the purchase price per share shall not be less than the price (currently 110% of Fair Market Value) required by the Code in order to constitute an Incentive Stock Option.

Notwithstanding the foregoing, in the case of an option that is a Substitute Award, the purchase price per share of the shares subject to such option may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate purchase price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate purchase price of such shares.

(b) Option Period and Exercisability. The period during which an option may be exercised shall be determined by the Committee; provided, however, that no option shall be exercised later than ten (10) years after its date of grant; provided further, that if an Incentive Stock Option shall be granted to a Ten Percent Holder, such option shall not be exercised later than five years after its date of grant. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an option or to the exercisability of all or a portion of an option. The Committee shall determine whether an option shall become exercisable in cumulative or non-cumulative installments and in part or in full at any time. An exercisable option, or portion thereof, may be exercised only with respect to whole shares of Common Stock.

(c) Method of Exercise. An option may be exercised (i) by giving written notice to the Company specifying the number of whole shares of Common Stock to be purchased and accompanying such notice with payment therefor in full (or arrangement made for such payment to the Company's satisfaction) either (A) in cash, (B) by delivery (either actual delivery or by attestation procedures established by the Company) of shares of Common Stock having a Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the date of exercise, equal to the amount necessary to satisfy such obligation, (D) in cash by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise, (E) in any other permissible payment method set forth in the Agreement, or (F) a combination of the foregoing, in each case to the extent set forth in the Agreement relating to the option, (ii) if applicable, by surrendering to the Company any Tandem SARs which are cancelled by reason of the exercise of the option and (iii) by executing such documents as the Company may reasonably request. No shares of Common Stock shall be issued and no certificate representing shares of Common Stock shall be delivered until the full purchase price therefor and any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company's satisfaction).

2.2 Stock Appreciation Rights. The Committee may, in its discretion, grant SARs to such eligible persons as may be selected by the Committee; provided, however, that a participant may be granted a SAR only if the underlying Common Stock qualifies, with respect to such participant, as "service recipient stock" within the meaning set forth in Section 409A of the Code. The Agreement relating to an SAR shall specify whether the SAR is a Tandem SAR or a Free-Standing SAR.

SARs shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:

(a) _Number of SARs and Base Price_. The number of SARs subject to an award shall be determined by the Committee. Any Tandem SAR related to an Incentive Stock Option shall be granted at the same time that such Incentive Stock Option is granted. The base price of a Tandem SAR shall be the purchase price per share of the related option. The base price of a Free-Standing SAR shall be determined by the Committee; provided, however, that such base price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of such SAR (or, if earlier, the date of grant of the option for which the SAR is exchanged or substituted).

Notwithstanding the foregoing, in the case of an SAR that is a Substitute Award, the base price per share of the shares subject to such SAR may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate base price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate base price of such shares.

(b) _Exercise Period and Exercisability_. The period for the exercise of an SAR shall be determined by the Committee; provided, however, that no SAR shall be exercised later than ten (10) years after its date of grant; provided further, that no Tandem SAR shall be exercised later than the expiration, cancellation, forfeiture or other termination of the related option. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an SAR or to the exercisability of all or a portion of an SAR. The Committee shall determine whether an SAR may be exercised in cumulative or non-cumulative installments and in part or in full at any time. An exercisable SAR, or portion thereof, may be exercised, in the case of a Tandem SAR, only with respect to whole shares of Common Stock and, in the case of a Free-Standing SAR, only with respect to a whole number of SARs. If an SAR is exercised for shares of Restricted Stock, a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 3.2(c), or such shares shall be transferred to the holder in book entry form with restrictions on the shares duly noted, and the holder of such Restricted Stock shall have such rights of a stockholder of the Company as determined pursuant to Section 3.2(d). Prior to the exercise of a stock-settled SAR, the holder of such SAR shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such SAR.

(c) _Method of Exercise_. A Tandem SAR may be exercised (i) by giving written notice to the Company specifying the number of whole SARs which are being exercised, (ii) by surrendering to the Company any options which are cancelled by reason of the exercise of the Tandem SAR and (iii) by executing such documents as the Company may reasonably request. A Free-Standing SAR may be exercised (A) by giving written notice to the Company specifying the whole number of SARs which are being exercised and (B) by executing such documents as the Company may reasonably request. No shares of Common Stock shall be issued and no certificate representing shares of Common Stock shall be delivered until any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company's satisfaction).

2.3 Termination of Employment or Service. All of the terms relating to the exercise, cancellation or other disposition of an option or SAR (i) upon a termination of employment with or service to the Company of the holder of such option or SAR, as the case may be, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable award Agreement.

2.4 No Repricing. The Committee shall not without the approval of the stockholders of the Company, (i) reduce the purchase price or base price of any previously granted option or SAR, (ii) cancel any previously granted option or SAR in exchange for another option or SAR with a lower purchase price or base price or

(iii) cancel any previously granted option or SAR in exchange for cash or another award if the purchase price of such option or the base price of such SAR exceeds the Fair Market Value of a share of Common Stock on the date of such cancellation, in each case, other than in connection with a Change in Control or the adjustment provisions set forth in Section 5.7.

2.5 **Dividend Equivalents**. Notwithstanding anything in an Agreement to the contrary, the holder of an option or SAR shall not be entitled to receive dividend equivalents with respect to the number of shares of Common Stock subject to such option or SAR.

III. STOCK AWARDS

3.1 **Stock Awards**. The Committee may, in its discretion, grant Stock Awards to such eligible persons as may be selected by the Committee. The Agreement relating to a Stock Award shall specify whether the Stock Award is a Restricted Stock Award, Restricted Stock Unit Award, or, in the case of an Other Stock-Based Award, the type of award being granted.

3.2 **Terms of Restricted Stock Awards**. Restricted Stock Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a) Number of Shares and Other Terms. The number of shares of Common Stock subject to a Restricted Stock Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Award shall be determined by the Committee.

(b) Vesting and Forfeiture. The Agreement relating to a Restricted Stock Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of the shares of Common Stock subject to such award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(c) Stock Issuance. During the Restriction Period, the shares of Restricted Stock shall be held by a custodian in book entry form with restrictions on such shares duly noted or, alternatively, a certificate or certificates representing a Restricted Stock Award shall be registered in the holder's name and may bear a legend, in addition to any legend which may be required pursuant to Section 5.6, indicating that the ownership of the shares of Common Stock represented by such certificate is subject to the restrictions, terms and conditions of this Plan and the Agreement relating to the Restricted Stock Award. All such certificates shall be deposited with the Company, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate, which would permit transfer to the Company of all or a portion of the shares of Common Stock subject to the Restricted Stock Award in the event such award is forfeited in whole or in part. Upon termination of any applicable Restriction Period (and the satisfaction or attainment of applicable Performance Measures), subject to the Company's right to require payment of any taxes in accordance with Section 5.5, the restrictions shall be removed from the requisite number of any shares of Common Stock that are held in book entry form, and all certificates evidencing ownership of the requisite number of shares of Common Stock shall be delivered to the holder of such award.

(d) Rights with Respect to Restricted Stock Awards. Unless otherwise set forth in the Agreement relating to a Restricted Stock Award, and subject to the terms and conditions of a Restricted Stock Award, the holder of such award shall have all rights as a stockholder of the Company, including, but not limited to, voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of Common Stock; provided, however, that any dividend or other distribution paid with respect to shares subject to a Restricted Stock Award shall be deposited with the Company and shall be subject to the same restrictions as the shares of Common Stock with respect to which such dividend or distribution was made.

3.3 **Terms of Restricted Stock Unit Awards**. Restricted Stock Unit Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(a)Number of Shares and Other Terms. The number of shares of Common Stock subject to a Restricted Stock Unit Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Unit Award shall be determined by the Committee.

(b) Vesting and Forfeiture. The Agreement relating to a Restricted Stock Unit Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Restricted Stock Unit Award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the shares of Common Stock subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(c) Settlement of Vested Restricted Stock Unit Awards. The Agreement relating to a Restricted Stock Unit Award shall specify (i) whether such award may be settled in shares of Common Stock or cash or a combination thereof and (ii) whether the holder thereof shall be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of Common Stock subject to such award. Any dividend equivalents credited with respect to Restricted Stock Units shall be subject to the same vesting and other restrictions as the Restricted Stock Units to which they relate. Prior to the settlement of a Restricted Stock Unit Award, the holder of such award shall have no rights as a stockholder of the Company with respect to the shares of Common Stock subject to such award.

3.4   Terms of Other Stock-Based Awards. Subject to the limitations set forth in the Plan, the Committee is authorized to grant other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of Common Stock, including without limitation shares of Common Stock granted as a bonus and not subject to any vesting conditions, dividend equivalents, deferred stock units, stock purchase rights and shares of Common Stock issued in lieu of obligations of the Company to pay cash under any compensatory plan or arrangement, subject to such terms as shall be determined by the Committee. The Committee shall determine the terms and conditions of such awards, which may include the right to elective deferral thereof, subject to such terms and conditions as the Committee may specify in its discretion. Any distribution, dividend or dividend equivalents with respect to Other Stock-Based Awards that are subject to vesting conditions shall be subject to the same vesting conditions as the underlying awards.

3.5   Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Restriction Period or Performance Period relating to a Stock Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable award Agreement.

IV.   PERFORMANCE AWARDS

4.1   Performance Awards. The Committee may, in its discretion, grant Performance Awards to such eligible persons as may be selected by the Committee.

4.2   Terms of Performance Awards. Performance Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.

(e)   Value of Performance Awards and Performance Measures. The method of determining the value of the Performance Award and the Performance Measures and Performance Period applicable to a Performance Award shall be determined by the Committee.

(f)   Vesting and Forfeiture. The Agreement relating to a Performance Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Performance Award if the specified Performance Measures are satisfied or met during the specified Performance Period and for the forfeiture of such award if the specified Performance Measures are not satisfied or met during the specified Performance Period.

(g)   Settlement of Vested Performance Awards. The Agreement relating to a Performance Award shall specify whether such award may be settled in shares of Common Stock (including shares of Restricted Stock) or cash or a combination thereof. If a Performance Award is settled in shares of Restricted Stock, such shares of Restricted Stock shall be issued to the holder in book entry form or a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 3.2(c) and the holder of such Restricted Stock shall have such rights as a stockholder of the Company as determined pursuant to Section 3.2(d). Any dividends or dividend equivalents with respect to a Performance Award shall be subject to the same vesting and other restrictions as such Performance Award. Prior to the settlement of a Performance Award in shares of Common Stock, including Restricted Stock, the holder of such award shall have no rights as a stockholder of the Company.

4.3   Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Performance Period relating to a Performance Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable award Agreement.

V.   GENERAL

5.1   Effective Date and Term of Plan. This Plan shall be submitted to the stockholders of the Company for approval at the Company's 2024 annual meeting of stockholders and, if so approved, the Plan shall become effective as of the date of such stockholder approval. Once effective, this Plan shall supersede and replace the Prior Plan; provided, that the Prior Plan shall remain in effect with respect to all outstanding awards granted under the Prior Plan until such awards have been exercised, forfeited, cancelled, expired, or otherwise terminated in accordance with the terms of such awards. This Plan shall terminate as of the first annual meeting of the Company's stockholders to occur on or after the tenth anniversary of its effective date, unless terminated earlier by the Board; provided, however, that no Incentive Stock Options shall be granted after the tenth anniversary of the date on which the Plan was approved by the Board. Termination of this Plan shall not affect the terms or conditions of any award granted prior to termination. Awards hereunder may be made at any time prior to the termination of this Plan.

5.2   Amendments. The Board may amend this Plan as it shall deem advisable; provided, however, that no amendment to the Plan shall be effective without the approval of the Company's stockholders if (i) stockholder approval is required by applicable law, rule or regulation, including any rule of the New York Stock Exchange, or any other stock exchange on which the Common Stock is then traded, or (ii) such amendment seeks to modify the limit on Non-Employee Director compensation contained in Section 1.6 or the prohibition on the repricing or discounting of options and SARs contained in Section 2.4; provided further, that no amendment may materially impair the rights of a holder of an outstanding award without the consent of such holder.

5.3   Agreement. Each award under this Plan shall be evidenced by an Agreement setting forth the terms and conditions applicable to such award. No award shall be valid until an Agreement is executed by the Company and, to the extent required by the Company, either executed by the recipient or accepted by the recipient by electronic means approved by the Company within the time period specified by the Company. Upon such execution or execution and electronic acceptance, and delivery of the Agreement to the Company, such award shall be effective as of the effective date set forth in the Agreement.

5.4   Non-Transferability. No award shall be transferable other than by will, the laws of descent and distribution or pursuant to beneficiary designation procedures approved by the Company or, to the extent expressly permitted in the Agreement relating to such award, to the holder's family members, a trust or entity established by the holder for estate planning purposes or a charitable organization designated by the holder, in each case, without consideration. Except to the extent permitted by the foregoing sentence or the Agreement relating to an award, each award may be exercised or settled during the holder's lifetime only by the holder or the holder's legal representative or similar person. Except as permitted by the second preceding sentence, no award may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any award, such award and all rights thereunder shall immediately become null and void.

5.5 **Tax Withholding**. The Company shall have the right to require, prior to the issuance or delivery of any shares of Common Stock or the payment of any cash pursuant to an award made hereunder, payment by the holder of such award of any federal, state, local, foreign or other taxes which may be required to be withheld or paid in connection with such award. An Agreement may provide that (i) the Company shall withhold whole shares of Common Stock which would otherwise be delivered to a holder, having an aggregate Fair Market Value determined as of the date the obligation to withhold or pay taxes arises in connection with an award (the ''Tax Date''), or withhold an amount of cash which would otherwise be payable to a holder, in the amount necessary to satisfy any such obligation or (ii) the holder may satisfy any such obligation by any of the following means: (A) a cash payment to the Company; (B) delivery (either actual delivery or by attestation procedures established by the Company) to the Company of previously owned whole shares of Common Stock having an aggregate Fair Market Value, determined as of the Tax Date, equal to the amount necessary to satisfy any such obligation; (C) authorizing the Company to withhold whole shares of Common Stock which would otherwise be delivered having an aggregate Fair Market Value, determined as of the Tax Date, or withhold an amount of cash which would otherwise be payable to a holder, equal to the amount necessary to satisfy any such obligation; (D) in the case of the exercise of an option, a cash payment by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise, (E) in any other permissible payment method set forth in the Agreement, or (F) a combination of the foregoing, in each case to the extent set forth in the Agreement relating to the award. Shares of Common Stock to be delivered or withheld may not have an aggregate Fair Market Value in excess of the amount determined by applying the minimum statutory withholding rate (or, if permitted by the Company, such other rate as will not cause adverse accounting consequences under the accounting rules then in effect, and is permitted under applicable Internal Revenue Service withholding rules); provided, however, that if a fraction of a share of Common Stock would be required to satisfy the minimum statutory withholding taxes, then the number of shares of Common Stock to be delivered or withheld may be rounded up to the next nearest whole share of Common Stock.

5.6 **Restrictions on Shares**. Each award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the shares of Common Stock subject to such award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the delivery of shares thereunder, such shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company may require that certificates evidencing shares of Common Stock delivered pursuant to any award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

5.7 **Adjustment**. In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or any successor or replacement accounting standard) that causes the per share value of shares of Common Stock to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend, the number and class of securities available under this Plan, the terms of each outstanding option and SAR (including the number and class of securities subject to each outstanding option or SAR and the purchase price or base price per share), the terms of each outstanding Restricted Stock Award and Restricted Stock Unit Award (including the number and class of securities subject thereto), and the terms of each outstanding Performance Award (including the number and class of securities subject thereto) shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding options and SARs without an increase in the aggregate purchase price or base price and in accordance with Section 409A of the Code. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of participants. In either case, the decision of the Committee regarding any such adjustment shall be final, binding and conclusive.

5.8 **Change in Control**.

(a) Assumption or Substitution of Certain Awards. Unless otherwise provided in an Agreement or a participant's effective employment, change in control, severance or other similar agreement in effect on the date of grant of the appliable award, in the event of a Change in Control of the Company in which the successor company assumes the applicable award or substitutes a replacement award for the applicable award, if an award holder's employment is terminated by the Company, a Subsidiary or an Affiliate without Cause or by the holder for Good Reason (or otherwise terminates for an eligible reason according to the terms of the Company severance policy or an employment agreement applicable to the holder as of the effective date of a Change in Control) during the period commencing on and ending twenty-four months after the effective date of the Change in Control, then effective on the holder's date of termination of employment (i) each outstanding option and SAR held by such holder shall become fully vested and exercisable, (ii) the Restriction Period applicable to each outstanding Stock Award held by such holder shall lapse, and (iii) Performance Awards shall vest or become exercisable or payable in accordance with the applicable Agreements; provided, however, that awards that provide for a deferral of compensation within the meaning of Section 409A of the Code shall be settled in accordance with the applicable Agreements, subject to the terms of the Plan and Section 409A of the Code. Notwithstanding any provision of this Plan to the contrary, each option or SAR granted to such holder shall remain exercisable by the holder (or his or her legal representative or similar person) until the earlier of (y) the date that is one-year following the award holder's termination of employment under this section (or such longer period of time as may be required by local law) or, if an award holder is subject to a severance policy or employment agreement, the end of the severance period applicable to the holder under the Company severance policy or employment agreement (if any) applicable to the holder as of the effective date of a Change in Control, or (z) the expiration date of the term of the option or SAR. For the purposes of this Section, an award shall be considered assumed or substituted for, if following the Change in Control the award confers the right to purchase or receive, for each share of Common Stock subject to the award immediately prior to the Change in Control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting a Change in Control by holders of shares of Common Stock for each share of Common Stock held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an award, for each share of Common Stock subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of Common Stock in the transaction constituting a Change in Control. The determination of such substantial equality of value of consideration shall be made by the Committee (as constituted prior to the Change in Control) in its sole discretion and its determination shall be conclusive and binding.

(b) Awards Not Assumed or Substituted. Subject to the terms of the applicable Agreements, in the event of a ''Change in Control'' in which the awards are not effectively assumed or substituted in accordance with Section 5.8(a), the Board, as constituted prior to the Change in Control, may, in its discretion:

(i) require that (A) some or all outstanding options and SARs shall become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (B) the Restriction Period applicable to some or all outstanding Stock Awards shall lapse in full or in part, either immediately or upon a subsequent termination of employment, (C) the Performance Period applicable to some or all outstanding awards shall lapse in full or in part, and (D) the Performance Measures applicable to some or all outstanding awards shall be deemed to be satisfied at the target, maximum or any other level;

(ii) require that shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control, or a parent corporation thereof, be substituted for some or all of the shares of Common Stock subject to an outstanding award, with an appropriate and equitable adjustment to such award as determined by the Board in accordance with Section 5.7; and/or

(iii) require outstanding awards, in whole or in part, to be surrendered to the Company by the holder, and to be immediately cancelled by the Company, and to provide for the holder to receive (A) a cash payment or other property in an amount equal to (1) in the case of an option or an SAR, the aggregate number of shares of Common Stock then subject to the portion of such option or SAR surrendered, whether or not vested or exercisable, multiplied by the excess, if any, of the Fair Market Value of a share of Common Stock as of the date of the Change in Control, over the purchase price or base price per share of Common Stock subject to such option or SAR, (2) in the case of a Stock Award or a Performance Award denominated in shares of Common Stock, the number of shares of Common Stock then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 5.8(b)(i), whether or not vested, multiplied by the Fair Market Value of a share of Common Stock as of the date of the Change in Control, and (3) in the case of a Performance Award denominated in cash, the value of the Performance Award then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 5.8(b)(i); (B) shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control, or a parent corporation thereof, having a fair market value not less than the amount determined under clause (A) above; or (C) a combination of the payment of cash or other property pursuant to clause (A) above and the issuance of shares pursuant to clause (B) above.

5.9 Deferrals and Section 409A.

(a) The Committee may determine that the delivery of shares of Common Stock or the payment of cash, or a combination thereof, upon the exercise or settlement of all or a portion of any award (other than awards of Incentive Stock Options, Nonqualified Stock Options and SARs) made hereunder shall be deferred, or the Committee may, in its sole discretion, approve deferral elections made by holders of awards. Deferrals shall be for such periods and upon such terms as the Committee may determine in its sole discretion, subject to the requirements of Section 409A of the Code.

(b) Awards under the Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. Although the Company does not guarantee any particular tax treatment, to the extent that any award is subject to Section 409A of the Code, it shall be paid in a manner that is intended to comply with Section 409A of the Code, including regulations and any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on the participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code. Notwithstanding anything in the Plan or any award Agreement to the contrary, each participant shall be solely responsible for the tax consequences of awards, and in no event shall the Company have any responsibility or liability if an award does not meet any applicable requirements of Section 409A. Although the Company intends to administer the Plan to prevent taxation under section 409A, the Company does not represent or warrant that the Plan or any award complies with Section 409A or any other provision of federal, state, local or other tax law. If a participant is determined on the date of the participant's termination of employment to be a "specified employee" within the meaning of that term under Section 409A(a)(2)(B) of the Code, then, with regard to any payment under this Plan that is considered nonqualified deferred compensation under Section 409A of the Code and which is payable on account of a "separation from service" (within the meaning of Section 409A of the Code), such payment shall be delayed until the earlier of (i) the first business day following the six-month anniversary of the participant's "separation from service" and (ii) the date of the participant's death (the "Delay Period"). Upon the expiration of the Delay Period, all payments delayed pursuant to this Section 5.9(b) (whether they would have otherwise been payable in a single lump sum or in installments in the absence of such delay) will be paid in a lump sum, without interest, on the first business day following the expiration of the Delay Period and any remaining payments due under the award will be paid in accordance with the normal payment dates specified for them in the applicable Agreement. For purposes of Section 409A of the Code, each payment made under this Plan or any award shall be treated as a separate payment.

5.10 No Right of Participation, Employment or Service. Unless otherwise set forth in an employment agreement, no person shall have any right to participate in this Plan. Neither this Plan nor any award made hereunder shall confer upon any person any right to continued employment by or service with the Company, any Subsidiary or any Affiliate of the Company or affect in any manner the right of the Company, any Subsidiary or any Affiliate of the Company to terminate the employment or service of any person at any time without liability hereunder.

5.11 Rights as Stockholder. No person shall have any right as a stockholder of the Company with respect to any shares of Common Stock or other equity security of the Company which is subject to an award hereunder unless and until such person becomes a stockholder of record with respect to such shares of Common Stock or equity security.

5.12   **Designation of Beneficiary**. To the extent permitted by the Company, a holder of an award may file with the Company a written designation of one or more persons as such holder's beneficiary or beneficiaries (both primary and contingent) in the event of the holder's death or incapacity. To the extent an outstanding option or SAR granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such option or SAR pursuant to procedures prescribed by the Company. Each beneficiary designation shall become effective only when filed in writing with the Company during the holder's lifetime on a form prescribed by the Company. The spouse of a married holder domiciled in a community property jurisdiction shall join in any designation of a beneficiary other than such spouse. The filing with the Company of a new beneficiary designation shall cancel all previously filed beneficiary designations. If a holder fails to designate a beneficiary, or if all designated beneficiaries of a holder predecease the holder, then each outstanding award held by such holder, to the extent vested or exercisable, shall be payable to or may be exercised by such holder's executor, administrator, legal representative or similar person.

5.13   **Governing Law**. This Plan, each award hereunder and the related Agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

5.14   **Foreign Employees**. Without amending this Plan, the Committee may grant awards to eligible persons who are foreign nationals and/or reside outside the U.S. on such terms and conditions different from those specified in this Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of this Plan and, in furtherance of such purposes the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.

5.15   **Awards Subject to Clawback**. The awards granted under this Plan and any cash payment or shares of Common Stock delivered pursuant to an award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable Agreement or any clawback or recoupment policy which the Company may adopt from time to time, including, without limitation, the SWM International, Inc. Executive Compensation Adjustment and Recovery Policy, the Mativ Holdings, Inc. Clawback Policy and any other policy which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law or applicable listing standards.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended   **December 31, 2023**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

1-13948

(Commission file number)

MATIV HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**62-1612879**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Kimball Pl,	**Suite 600**	**30009**
Alpharetta,	**Georgia**	
(Address of principal executive offices)		(Zip Code)

1-770-569-4229

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common stock, $0.10 par value	MATV	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the outstanding common stock, par value $0.10 per share (the "Common Stock"), of the registrant held by non-affiliates as of June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter) was $815.6 million, based on the last sale price for the Common Stock of $15.12 per share as reported on the New York Stock Exchange on said date. For purposes of the foregoing sentence only, all directors and executive officers are assumed to be affiliates.

There were 54,300,112 shares of Common Stock issued and outstanding as of February 26, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2023 Annual Meeting of Stockholders scheduled to be held on April 24, 2024 (the "2024 Proxy Statement") and filed pursuant to Regulation 14A are incorporated by reference into Part III of this Annual Report on Form 10-K.

MATIV HOLDINGS, INC.

TABLE OF CONTENTS

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PART I.

Item 1. *Business*

Disclosure Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results, performance or achievements could differ materially from those projected in the forward-looking statements as a result of a number of risks, uncertainties, and other factors. For a discussion of important factors that could cause our results, performance, or achievements to differ materially from any future results, performance, or achievements expressed or implied by our forward-looking statements, refer to Part I, Item 1A "Risk Factors" and Part I, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. Unless the context indicates otherwise, references to "Mativ," the "Company," "we," "us," "our," or similar terms include Mativ Holdings, Inc. and our consolidated subsidiaries.

GENERAL

Background

Mativ Holdings, Inc. is a global leader in manufacturing specialty materials, making impacts on the world every day through a wide range of critical components and engineered solutions that solve our customers' most complex challenges. Mativ manufactures globally through our family of business-to-business and consumer product brands. Mativ targets premium applications across diversified and growing end-markets, from filtration to healthcare to sustainable packaging and more. Our broad portfolio of technologies combines polymers, fibers, and resins to optimize the performance of our customers' products across multiple stages of the value chain.

Mativ was incorporated in Delaware in 1995 as a wholly-owned subsidiary of Kimberly-Clark Corporation ("Kimberly-Clark"). On November 30, 1995, Kimberly-Clark transferred its tobacco-related paper and other paper products businesses conducted in the United States, France and Canada to the Company and distributed all of the outstanding shares of common stock of the Company to its stockholders (the "spin-off"). As a result, the Company became an independent public company. Over time, the Company diversified its portfolio through innovation efforts and a number of acquisitions to broaden its exposure to adjacent categories, such as filtration, specialty films, tapes, and healthcare.

On July 6, 2022, Schweitzer-Mauduit International, Inc. ("SWM") completed the merger transaction involving Neenah, Inc. ("Neenah"). A wholly-owned subsidiary of SWM merged with and into Neenah (the "Merger"), with Neenah surviving the Merger as a direct and wholly-owned subsidiary of SWM. Effective as of the closing date of the Merger, SWM changed its name to Mativ Holdings, Inc..

On August 1, 2023, the Company entered into a final, binding and irrevocable offer letter (the "Offer Letter") with Evergreen Hill Enterprise Pte. Ltd., an affiliate of PT Bukit Muria Jaya ("Evergreen Hill Enterprise") pursuant to which Evergreen Hill Enterprise made a binding offer (the "Offer") to acquire the Company's Engineered Papers business ("EP business") for $620.0 million in cash, subject to customary closing date adjustments (the "EP Divestiture"). Pursuant to the terms of the Offer Letter, following the conclusion of the required employee consultation process with its French works councils (the "French Consultation Process"), the Company accepted Evergreen Hill Enterprise's Offer and countersigned the Purchase Agreement, dated as of August 1, 2023 (the "Purchase Agreement"), with respect to the EP Divestiture on October 4, 2023. On November 30, 2023, the Company completed the sale of its EP business. With the sale of the EP business, Mativ ceased participating in tobacco-based products markets.

Effective with the Offer, the EP business is presented as a discontinued operation for all periods presented. Current and non-current assets and liabilities of the EP business are classified as held for sale, and certain prior period amounts have been retrospectively revised to reflect these changes. The consolidated financial statements and the notes thereto, unless otherwise indicated, are on a continuing operations basis. Refer to Note 9. Discontinued Operations of the Notes to Consolidated Financial Statements for more information on the discontinued operation and transaction.

Mativ and its subsidiaries manufacture on three continents, conduct business in over 100 countries and operate 40 production locations worldwide, with offices and facilities in the United States, United Kingdom, China, Germany, France, Belgium, Poland, India, Canada, Spain, Italy, Mexico, Netherlands, Malaysia, and Luxembourg.

Our principal executive office is located at 100 Kimball Place, Suite 600, Alpharetta, Georgia 30009 and our telephone number is (770) 569-4229. Our stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MATV."

Strategic Overview

Mativ is focused on becoming the global leader in specialty materials, driving growth by engineering unique, innovative solutions to solve complex customer challenges. The Company participates in a number of growing end-markets and has a strong reputation in the categories and geographies in which it competes, often occupying a leading position in those spaces. The common strengths that fuel the Company's competitive advantage are centered on five key attributes: (1) customer collaboration—enduring track record of serving our industry-leading customers as a trusted partner around the world (2) design and material science know-how—uniquely combining inputs to develop and innovate valued solutions for demanding applications (3) product and technology portfolio—deep expertise to combine unique capabilities to deliver premium functionality and quality (4) global manufacturing and supply chain—highly responsive, agile, and flexible to reliably serve customers everywhere (5) people and values—a distinct and engaging environment with industry-leading experts and experienced leaders focused on driving long-term value.

Mativ participates in a number of key growing product categories, such as filtration, specialty tapes, release liners, specialty films, and premium packaging, with strong trends supporting the positive outlook of our business, such as the need for clean air and water, personal health and wellness, performance coating solutions, and sustainable alternatives. The Company's growth ambition centers on leveraging its competitive advantages to capture growth in these categories while extending participation in attractive product segments, geographies, and value-chain positions to fuel customer success. We focus our resources and deploy our capital in a disciplined manner to enhance our competitive position, adding key technologies, broadening capabilities, and creating innovative products that help support our ability to win in the marketplace. Combined with a relentless pursuit of commercial excellence, deep-rooted bias for continuous improvement, on-going efforts to streamline costs, and an agile approach to execution, we feel we have a comprehensive strategy that will create long-term, sustainable value for our customers, employees, and shareholders.

AVAILABLE INFORMATION

Our filings with the Securities and Exchange Commission ("SEC"), which filings include this Annual Report on Form 10-K, Proxy Statements, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all related amendments, are available, free of charge, on the SEC's website at *www.sec.gov* and on the Investor Relations section of our website at *www.mativ.com*. Information from our website is not incorporated by reference into this Annual Report on Form 10-K. These reports are available soon after they are filed electronically with, or furnished to, the SEC. The website allows access to historical financial information, press releases and quarterly earnings conference calls, our Code of Conduct, by-laws, corporate governance guidelines, Board of Directors committee charters, as well as disclosure of any amendment to or waivers of our Code of Conduct granted to any of the principal executive officer, principal financial officer or principal accounting officer. The website provides additional background information about us including information on our history, products and locations. Requests for information, requests to contact our audit committee chairman, non-executive chair or the independent directors as a group, or requests to report concerns about accounting or other issues can be made in writing and sent to the Investor Relations Department at our principal executive office address listed above.

Our quarterly earnings conference calls are typically held the morning after our quarterly earnings releases and are available through our website via a webcast. The tentative dates for our quarterly earnings conference calls related to 2024 financial results are May 9, 2024, August 8, 2024, November 7, 2024, and February 20, 2025. These dates are subject to change. Instructions on how to listen to the webcasts and updated information on times and actual dates are available through our website at *www.mativ.com*.

DESCRIPTION OF BUSINESS

Segment Financial Information. Prior to the completion of the Merger and the EP Divestiture, we operated in two reportable segments: Advanced Materials & Structures and Engineered Papers. Effective with the Merger, the Company reassessed its reportable segments and concluded that it had two operating segments that are also the reportable segments for financial reporting purposes: Advanced Technical Materials ("ATM") and Fiber-Based Solutions ("FBS"). ATM was comprised of the legacy SWM Advanced Materials & Structures segment and certain legacy Neenah segments allocated to ATM. FBS was comprised of the legacy SWM Engineered Papers segment and the legacy Neenah Fine Paper and Packaging segment. As such, there were no changes to the historical results of these segments. For both ATM and FBS, the segments were allocated based on performance, market focus, technologies, and reporting structure. Effective July 1, 2023, and as a result of our ongoing integration efforts, we identified a change in our operating segments to align with our end markets due to changes in segment level management and the related internal review of operating results.

Following the change in operating segments, in July 2023, the ATM reportable segment remained an aggregation of the Company's Industrials, Protective solutions, Filtration, Healthcare, and Release liners operating segments. ATM's end markets provided solutions that filter and purify air and liquids, supported adhesive and protective applications, advanced healing and wellness, and solved some of material science's most demanding performance needs across a number of categories. The FBS reportable segment leveraged the Company's extensive natural fiber capabilities to provide specialty solutions for various end-uses, including sustainable packaging, imaging and communications, home and office, consumer goods, and other applications. As a result of the EP Divestiture, the EP business is presented as a discontinued operation and no longer reported in the FBS reportable segment. The FBS segment is now comprised of packaging and specialty papers end markets and prior year results have been recast to reflect such adjustments.

As part of a realignment, starting with the first fiscal quarter of 2024, we will reorganize into two new segments: (1) Filtration and Advanced Materials focused primarily on filtration and protective solutions end markets, and (2) Sustainable & Adhesive Solutions, focused primarily on release liner, industrials, healthcare, and packaging and specialty papers end markets. The presentation of the ATM and FBS segments in this report is purely as a reference for context in the discussion of the Company's results for the fiscal year ended December 31, 2023. Refer to Note 22. Subsequent Event, of the Notes to Consolidated Financial Statements for further detail on the Company's new segments for fiscal 2024.

Additional information regarding "Segment Performance" is included in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations". Selected financial data for our segments is available in Note 21. Segment Information of the Notes to Consolidated Financial Statements and a discussion regarding the risks associated with foreign operations is available in Part I, Item 1A. "Risk Factors".

Financial information about foreign and domestic operations, contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 herein and in Notes 13, 14, 17 and 21 ("Restructuring and Other Impairment Activities," "Debt," "Income Taxes," and "Segment Information," respectively) of the Notes to Consolidated Financial Statements contained in "Financial Statements and Supplementary Data" in Part II, Item 8 herein, is incorporated by reference in this Item 1.

Advanced Technical Materials

Products. We manufacture and sell a variety of highly engineered polymer, resin and fiber-based substrates, nets, films, adhesive tapes, and other nonwovens. These performance materials are often used in growing applications serving the filtration, protective solutions, release liners, and healthcare end-markets. Our manufacturing process consists of taking basic inputs, such as fibers and chemicals, to create highly engineered media, such as nonwovens, films, specialty paper, and advanced netting. We then further process our media through coating, saturating, adhesive application, and advanced converting manufacturing processes to impart specific product attributes that are valued by our customers, enhancing Mativ's value proposition as a solutions provider. With the growth of our ATM segment, our technical expertise around the production, coating, and converting of polymer and resin-based materials is increasing. We believe we have industry-leading innovation capabilities and an expanding product portfolio which we expect to support growth through collaborative product development opportunities with our customers.

Applications and Categories. The following are more detailed descriptions of our key products and applications:

Filtration: We produce highly engineered media and components aiding in the separation and purification of air and liquids for a variety of applications. Our primary products include fiber and polymer based nonwoven media and extruded filter elements that are sold to filter manufacturers who, in turn, incorporate our media in the final filter assembly. Primary filtration applications for our media include:

- water – reverse osmosis and waste water treatment
- transportation – air intake, oil, fuel, and cabin air
- process – fluid purification for industrial manufacturing
- air – HVAC, air purification, and vapor permeation

Protective solutions: We manufacture our thermoplastic polyurethane films to have combinations of the following attributes: UV and scratch resistance, durability, and ultra-clarity. The ability to demonstrate these rare combinations make them ideally suited for demanding protective solutions, such as automotive paint protection films, which are typically installed in the after-market. Other key applications include ballistic-resistant and security reinforced glass used in various transportation modes (e.g., auto, aero, and train), electronics and specialty cameras (e.g., back-up cameras in vehicles), and other applications in the industrial (e.g., emerging "smartglass" products) and healthcare (e.g., diagnostic testing strips) end-markets.

Release liners: We manufacture protective substrates that aid in the separation of a product from an adhesive for a diverse set of end-use applications. Leveraging our advanced coating capabilities, these protective substrates are typically produced by applying a specialty silicone coating to various base medias (primarily paper), then sold to customers who integrate them into a final end-product solution. The key to these products is the ability to develop release characteristics that interface with a variety of adhesives, enabling separation ("peeling away") without damage to the main product. Primary categories include personal care and hygiene, labels, specialty tapes, graphic arts, industrial specialties, composites, and other uses.

Healthcare: We are a turn-key provider with a broad portfolio of capabilities to support medical device manufacturing and support for a variety of health and wellness solutions. Using our advanced films, adhesive coating, and converting operations, our products are used in such demanding applications as wound care (both advanced technologies used in hospital settings and consumer products found in retail), medical device fixation, and consumer wellness (e.g., topical skin care and health & beauty applications).

Industrials: We leverage a diverse array of production techniques (e.g., resin extrusion, precision coating, and saturation) to manufacture specialty products, such as extruded nets, apertured films, specialty papers, and adhesive media/tapes, which serve specialty segments of large, global categories. A majority of these products are highly customized for specific, demanding applications in areas such as construction, automotive, home improvement, sporting goods, and agriculture. Some examples of our diverse product catalog include consumer-oriented specialty tapes, tape and abrasive backings, performance labels, cable wraps, support structures, and netting products for construction and packaging.

Markets and Customers. The ATM segment supplies customers serving the filtration, protective solutions, release liners, healthcare, and industrials end-markets. Generally, the applications and customers the ATM segment serves are in growing end-markets, and as a percentage of total ATM segment net sales in 2023 were as follows: industrials – 33%, filtration – 25%, healthcare – 16%, protective solutions – 16%, and release liners – 10%. These products are highly engineered and often customized. In some cases, we are the sole supplier of certain products to our top customers, though no customer represents more than 10% of our consolidated net sales. Our products are generally used in markets that are directly affected by economic business cycles. Certain market segments, such as filtration, protective solutions, release liners, and healthcare are considered to be more resilient to economic downturns than more macro-correlated end-markets like those within industrials. Most products are performance-based and require extended qualification by customers; however, certain categories may also be subject to price competition and the substitution of lower cost substrates for some less demanding applications.

Sales and Distribution. ATM products are primarily sold by the marketing, sales and customer service organizations of our ATM operations as a component part directly to system integrators and downstream manufacturers, given the customized nature of many of our products. However, in some geographic regions, we use sales agents and distributors to assist us in the sales process. We typically deliver our products to customers by truck, rail and ocean-going vessels.

Competition. Our ATM products are typically leaders in their respective categories and compete against specialty products made by competitors such as Shaoxing Naite Plastics Co. Ltd., 3M Company, Covestro AG, ORAFOL Europe GmbH, Hollingsworth and Vose Company, Advanced Medical Solutions Group plc, Avery Dennison, Ahlstrom Holding 3 Oy, Mondi plc, Loparex LLC, Monadnock Paper Mills, Inc., and Potsdam Specialty Paper, Inc. We believe our ATM products compete primarily on product features, innovations and customer service across the end-markets we serve, particularly in healthcare, transportation, filtration, and release liners. Of the end-markets we serve, industrials is generally more price competitive due to a higher portion of products we sell in this end-market with generally lower technical requirements.

Fiber-Based Solutions

Overview. Our FBS segment primarily produces packaging and specialty paper products, using mainly natural and sustainable fibers. We produce a wide range of substrates at various thicknesses and with various attributes to meet the needs of our customers. Some examples of these value-added attributes include printability, color, texture, specialty finish, and recycled content. While certain categories within this segment are mature, our products are aligned with trends towards sustainable alternatives, and we continue to evolve our business through innovation to diversify end-markets and enhance growth. Our manufacturing capabilities are flexible and nimble to service very specialized products at various order quantities efficiently, and our products are sold globally, though most prevalent in North America.

Applications: We are a leading supplier of premium packaging, printing, and other high-end specialty papers, predominantly in North America. We participate in premium pockets of our categories with a wide portfolio of products and specialty manufacturing that is not easily replicated by commodity paper producers. Our premium packaging products are used for wine, spirits and beer labels, folding cartons, box wrap, bags, hang tags, and stored value cards servicing high-end retail, cosmetics, spirits, and electronics end-use markets. These papers are characterized by finishing, colors, textures and distinctive coating, which are valued by customers and incorporated into their branding and image. Our premium papers are primarily used in high-end commercial printing services, advertising collateral, stationery, corporate identity packages and brochures, direct mail, business cards, and a variety of other uses where colors, texture, coating, unique finishes, or heavier weight papers are desired. We also produce a variety of branded paper-based products for the consumer channel, such as bright papers, cardstock, stationery paper, envelopes, journals, and planners.

Markets and Customers. Our FBS segment is generally more mature given its exposures to commercial print which has historically demonstrated secular volume declines. FBS continues to reposition itself by leveraging its unique manufacturing capabilities and product innovation to diversify its end-markets and enhance growth, particularly by expanding in sustainable alternatives and premium packaging. Our packaging and specialty papers business serves a variety of end-use customers, primarily by selling to converters and printers who are producing products to meet the needs of designers, brand owners, and other end-users. We also sell direct to consumers through major retail channels.

Sales and Distribution. In packaging and specialty papers, we primarily use our internal sales, marketing, and customer service organization to sell our products in a variety of channels including authorized paper distributors, converters, major national retailers, specialty business converters, and direct to end-users. We typically deliver our products to customers by truck, rail and ocean-going vessels.

Competition. Our packaging and specialty papers is a leading supplier of premium printing and other high-end specialty papers and packaging applications in North America, competing primarily in North America with Mohawk Fine Papers, Inc. and Monadnock Paper Mills, Inc. in specialty papers and with a highly fragmented competitor group in packaging. We believe the primary basis of competition for premium fine papers are product quality, customer service, product availability, promotional support, color and texture variety, and brand recognition. The specialized nature of our papers requires extensive know-how, specialized manufacturing capabilities, high service and operational excellence, all of which limits the ability of more commodity-oriented producers from competing in our categories.

Seasonality. Generally, sales of our products are subject to seasonal fluctuations due to periodic machine downtime and typically lower order volumes in the fourth quarter. Quarterly sales fluctuations can also be influenced by inventory building and/or destocking by our customers.

Raw Materials and Energy

We use a variety of resins, polymers, and synthetic fibers in our ATM products. We source a variety of commodity-grade resins, including polypropylene and polyethylene, as well as more specialized materials such as thermoplastic polyurethane. Resin prices can fluctuate significantly and can impact profitability. Commodity grade resin prices can sometimes correlate with crude oil prices while specialty resin prices often do not. We also source synthetic fibers (distinct from the natural fibers used in our FBS segment), such as polyester, and specialty pulps, such as mercerized pulp.

We have multiple sources for most of our raw material needs. For more commoditized inputs, the loss of a single supplier would not likely have a material adverse effect on our ability to procure needed raw materials from other suppliers. However, some of our specialty inputs are supplied by fewer manufacturers and our results could be more materially affected by the loss or disruption of supply of certain specialty resins or synthetic fibers from those producers.

Wood pulp is the primary fiber used in our FBS segment. While FBS uses a variety of specialty chemicals used in paper making, we believe that purchased raw materials are generally available from multiple sources and would only create temporary disruptions as we secured supply from other sources.

Paper production uses significant amounts of energy, primarily electricity and natural gas. We believe that energy supply is generally reliable throughout our manufacturing footprint, although prices can fluctuate significantly based on demand. We enter into agreements to procure a portion of our energy requirements for future periods to reduce the uncertainty of future energy costs.

The majority of our energy requirements relate to natural gas and electricity in the U.S., and Europe. We consider these to be a relatively stable energy sources historically; however, the recent geopolitical events in various geographies in Europe and Asia have resulted in volatile energy prices in Europe as well as temporary concerns about supply of energy sources, in the region. Currently, while energy prices in Europe remain elevated versus historical levels, supplies appear to be stable.

Additional information regarding agreements for the supply of certain raw materials and energy is included in Note 20. Commitments and Contingencies, of the Notes to Consolidated Financial Statements.

Research and Development

As of December 31, 2023, we employ approximately 170 research and development employees in research and laboratory facilities in the United States, China, France, Germany, Mexico, the Netherlands, Spain and the United Kingdom. We are dedicated to developing product innovations and improvements to meet the needs of individual customers. We believe our research and product development capabilities have played an important role in establishing our reputation for high quality, superior products in both our ATM and FBS segments. Within ATM, we have a history of finding innovative design solutions, including developing products that improve the performance of customers' products and manufacturing operations. We believe our commitment to research and development, coupled with our investment in new technology and equipment, has positioned us to take advantage of growth opportunities in many places around the world. Within FBS, our research and development has enabled us to establish and sustain leading shares in premium specialty papers while accelerating growth in the packaging space.

Intellectual Property

Patents, trade secrets and trademarks are an important part of Mativ's intellectual property. Mativ's products are sold around the world under various trademarks. Many of the processes used to make Mativ's products are kept as trade secrets. Mativ owns, or holds licenses to use, numerous U.S. and foreign patents. Mativ's research and development activities generate a steady stream of inventions that are covered by new patents or trade secrets. In general, no single patent or group of related patents is material to the conduct of Mativ's business as a whole or to any of Mativ's business segments. At December 31, 2023, Mativ owned about 755 patents and patent applications globally.

Human Capital

As of December 31, 2023, we had approximately 5,400 full-time employees, of whom approximately 3,150 employees were located in North America, 1,950 employees were located in Europe, and 300 employees were located in Asia Pacific.

The Company's ambition is to be the global leader in specialty materials, solving complex challenges for our customers, creating value for our shareholders, and offering meaningful professional opportunities for our global employees.

Mativ's talent strategy aligns closely with our core values – Prioritize Safety, Be Curious, Have a Voice, Win with Customers, Make It Happen – and focuses the organization on its goal of accelerating employee growth by fostering a culture of possibility and cultivating the right people in the right roles with the right skills at the right time. We are doing this by continually evolving how we attract, engage, grow, and reward our people.

Safety

The safety and well-being of our employees is very important to us. We strive to reflect this core value in everything we do and are committed to continuous improvement in all aspects of our safety programs. We continue to optimize our robust safety systems, enhance our operator training programs, and implement proactive risk identification and risk reduction strategies.

Each of our facilities maintains safety management systems designed to continuously review and improve employee safety and regulatory compliance. This includes periodic workplace safety audits, employee participation in safety meetings and training, and active safety committees. Additionally, employees are encouraged to identify and report workplace conditions that could lead to an injury.

Training and Development

Mativ launched MyPath, a platform that supports setting objectives, creating a culture of ongoing feedback, differentiating and rewarding individual performance, and creating global learning and development opportunities for our employees.

Diversity, Equity and Inclusion: We aim to be an employer of choice. To do that, we are committed to fostering diversity, equity and inclusion (DEI) within our corporate culture and functions. To us, DEI means that all employees have an opportunity to thrive at Mativ. We believe this is more than just a program or policy. We are focused on maintaining an environment of trust and belonging where employees can be their authentic selves. Our intent is that this journey will help employees understand that our differences make us stronger. Mativ is committed to building and fostering a culture where differences are honored, opportunities are available for all and employees can feel valued, empowered, and respected for who they are. As such, we have developed key areas of focus for our DEI efforts including Employee Lifecycle, Education and Internal Community and Allyship. Our goal is to ensure that DEI is weaved in all aspects of the employee lifecycle which includes Attract, Engage, Grow, Reward with on-going partnership with our leaders.

Mativ is an Equal Employment Opportunity employer committed to providing equal opportunity in all of our employment practices, including selection, hiring, assignment, reassignment, promotion, transfer, compensation, discipline, and termination. Mativ prohibits discrimination, harassment, and retaliation in employment based on race; color; religion; genetic information; national origin; sex; sexual orientation; gender identity; pregnancy, childbirth, or related medical conditions; age; disability or handicap; citizenship status; service member status; or any other category protected by federal, state or local law.

Government Regulation

We are required to comply with numerous regulations that are normal and customary to businesses in the regions, industries, and markets in which we operate. These regulations include, but are not limited to, tax, employment, privacy, imports/exports, healthcare, environmental protection, antitrust, anti-corruption, marketing, fraud and abuse, product safety and efficacy, and other areas.

Our facilities are subject to significant federal, state, local and foreign environmental protection laws with respect to air, water and emissions, as well as the disposal of solid waste. We believe we are operating in compliance with these laws and regularly incur capital and operating expenditures to achieve future compliance. Although we are not aware of any environmental conditions at any of our facilities that could have a material adverse effect on our financial condition, results of operations and cash flows, we own facilities that have been operated over the course of many decades. Should the Company make material changes in the operations at a facility, it is possible such changes could generate environmental obligations that might require remediation or other action, the nature, extent and cost of which are not presently known. We may also face higher disposal and clean-up costs to replace equipment or facilities containing materials that were compliant when installed but are now considered contaminants. Additionally, as we sell closed or other facilities or materially alter operations at a facility, we may be required to perform additional environmental evaluations that could identify items that might require remediation or other action, the nature, extent and cost of which are not presently known. We may also incur environmental liabilities in connection with assets or businesses we may purchase in the future.

The Company is subject to laws concerning our business operations and marketing activities in foreign countries where we conduct business. For example, the Company is subject to the U.S. Foreign Corrupt Practices Act, U.S. export control and trade sanction laws, and similar anti-corruption and international trade laws in certain foreign countries, such as the U.K. Bribery Act. Aspects of the Company's operations and businesses are also subject to privacy, data security, and data protection regulations, which impact the way we use and handle data and operate our products and services.

The Company is not aware of any regulatory compliance matters that are expected to have a material adverse effect on the Company's business, competitive position, financial position, results of operations, capital expenditures or cash flows.

Environmental, Social and Governance

Building long-term value for our customers, employees and stockholders includes a focus on ensuring the long-term sustainability of our business, good corporate citizenship, and contributing to our communities. Corporate responsibility has long been part of the Mativ corporate mission and is one of our core values.

Our manufacturing facilities and corporate office have a longstanding tradition of community engagement and reducing our impact on the environment. We maintain our Supplier Code of Conduct, Human Rights Policy, Transparency in Supply Chains Statements and our Sustainable Forestry Policy to further align with our sustainability goals. Additional information can be found in the Ethics section at *www.mativ.com*.

Some of our key environmental and community initiatives are highlighted below:

Environmental Initiatives

- Filtration Products that Benefit Society: Mativ produces a diverse portfolio of products that make water and air cleaner and safer. Our HVAC air filtration media can reach removal efficiencies as high as 99.9% while our ASD netting can provide up to a 20% decrease in pressure drop during Reverse Osmosis filtration, decreasing energy costs and allowing customers to provide energy efficient water filtration solutions.
- Partnership with Planet Water Foundation: Mativ partners with Planet Water Foundation to support global efforts to improve access to clean, safe water. In 2023, through our support, the Foundation installed two AquaTower water systems in India, in the state of Tamil Nadu and two AquaTower water systems in Querétaro state in Mexico. Hygiene education programs were also deployed at the AquaTower project schools, reaching 2,600 students. Mativ also deployed an emergency AquaBlock water filtration system in Turkey in Hatay Province after the Kahramanmaras earthquake in February 2023. The five filtration systems are providing clean, safe drinking water for up to 17,200 people each day. Since our partnership with Planet Water Foundation began, Mativ has enabled access to fresh drinking water for up to 33,000 people.
- FSC® Certification: All unprocessed pulp is sourced exclusively from suppliers maintaining FSC and/or PEFC Chain of Custody certification and/or has achieved FSC Mix, FSC Recycled, or FSC Controlled Wood certification. The packaging we use for our own business purposes (as opposed to the packaging we sell), and the wood pallets that we use, are not necessarily certified or derived from certified suppliers, as we often purchase from small suppliers for whom certification is cost-prohibitive.
- Environmental Certification and Energy Efficiency: 11 Mativ locations are certified to ISO 14001 for environmental management systems and four locations are certified to the ISO 50001 energy management standard.
- Recycling: Our facilities recycled more than 13,500 metric tons of waste in 2023. When possible, materials are reintroduced into the manufacturing process to produce new products.

Community Initiatives

- In addition to investing in communities where our facilities are located by providing jobs and sourcing products, we support efforts to make our communities stronger through financial donations and volunteer participation. Most of our philanthropic efforts are locally directed, empowering our employees to contribute their time and expertise to organizations that matter to them and serve the unique needs of their communities. We donate to nonprofit or community organizations that support the communities where our plants are located.

We continue to look for ways to enhance the sustainability of our business and make a positive impact on the communities in which we live and serve.

Governance

Mativ believes good corporate governance supports long-term value creation for our stockholders. The Governance section of the Investors section of our website at *www.mativ.com* includes our Code of Conduct, by-laws, corporate governance guidelines, Board of Directors committee charters, as well as disclosure of any amendment to or waivers of our Code of Conduct granted to any of the principal executive officer, principal financial officer or principal accounting officer. Information from our website is not incorporated by reference into this Annual Report on Form 10-K. Additional information about Mativ's governance can also be found in our proxy statement.

Working Capital

We normally maintain approximately 50 to 90 days of inventories to support our operations. Our sales terms average between 15 and 60 days for payment by our customers, dependent upon the products and market segment served. With respect to our accounts payable, we typically carry approximately 15 to 40 days outstanding, in accordance with our purchasing terms, which vary by business location. The accounts payable balance varies in relation to changes in our manufacturing operations, particularly due to changes in prices of wood pulp, resins and purchased energy and the level and timing of capital expenditures related to projects in progress.

Executive Officers of the Registrant

The names and ages of our executive officers as of February 29, 2024, together with certain biographical information, are as follows:

Name	Age	Position
Julie Schertell	55	President and Chief Executive Officer
Greg Weitzel	52	Chief Financial Officer
Mark Johnson	47	Chief Legal and Administrative Officer
Mike Rickheim	49	Chief Human Resources and Communications Officer
Ryan Elwart	50	Group President, Sustainable & Adhesive Solutions
Christoph Stenzel	54	Group President, Filtration and Advanced Materials
Andrew Downard	49	Chief Supply Chain Officer

There are no family relationships between any of the directors or any of our executive officers. None of our officers were selected pursuant to any arrangement or understanding between the officer and any person other than the Company. Our executive officers serve at the discretion of the Board of Directors and are elected annually by the Board.

Julie Schertell was appointed President and Chief Executive Officer effective the date of the Merger and also serves as a director. She served in the same role at Neenah since May 2020. Prior to becoming President and Chief Executive Officer of Neenah, Ms. Schertell served as Senior Vice President, Chief Operating Officer since January 2020. Ms. Schertell joined Neenah in 2008 and served as Vice President of Sales and Marketing for the Fine Paper division through December 2010, as Senior Vice President and President, Fine Paper and Packaging through September 2018, and as Senior Vice President and President, Technical Products through December 2019. Ms. Schertell was previously employed by Georgia-Pacific in the Consumer Products Retail division, where she served as Vice President of Sales Strategy from 2007 through 2008, and as Vice President of Customer Solutions from 2003 through 2007.

Greg Weitzel was appointed Chief Financial Officer effective April 2, 2023. Prior to becoming Chief Financial Officer Mr. Weitzel served as Vice President, Financial Planning and Analysis of the Company since the closing of the Merger on July 6, 2022. Mr. Weitzel had previously served in the same role with Neenah since 2018. Prior to joining Neenah, Mr. Weitzel served in prior leadership roles within Finance and Supply Chain for Georgia Pacific over a span of nearly 20 years.

Mark Johnson was appointed Chief Legal and Administrative Officer of the Company effective September 1, 2023. Prior to joining the Company, Mr. Johnson served as executive vice president, chief legal officer, and corporate secretary for Kimball International, Inc. Mr. Johnson also served as president of Kimball International's Hospitality business unit and led Kimball International's environmental, social, and governance ("ESG") activities, which he now leads at the Company. He had prior leadership roles at Newell Brands and was a commercial litigation associate for McGuire Woods, LLP.

Mike Rickheim was appointed Chief Human Resources and Communications Officer effective the date of the Merger. Mr. Rickheim served in the same role at Neenah since April 2020. Prior to joining Neenah, Mr. Rickheim served as the Chief Human Resources Officer for Newell Brands, Inc., where he held various roles of increasing responsibility related to HR business partnership, talent acquisition, talent development, employee engagement, inclusion & diversity and communications.

Ryan Elwart was appointed Mativ's Group President of Sustainable and Adhesive Solutions Group in January 2024. Mr. Elwart joined Mativ from Georgia-Pacific, where he most recently served as the Chief Customer Officer for the GP Consumer Products Group from April 2020 to January 2024, and as SVP, Global Sales from September 2014 to April 2020. As Chief Customer Officer, he led a combined sales and commercial capability organization for the consumer business, including retail and B2B sales, eCommerce, training, customer planning, category management, and sales strategy for the company's retail and commercial segments. Prior to Georgia Pacific, Mr. Elwart also held multiple sales positions at PepsiCo and Hormel Foods.

Christoph Stenzel was appointed Mativ's Group President of Filtration and Advanced Materials in January 2024. Previously, Mr. Stenzel spent more than 20 years at Neenah serving in multiple directional and leadership roles. During his tenure, Mr. Stenzel has served in various global sales and marketing roles primarily with the Filtration business. He most recently served as Vice President of Global Filtration and General Manager for Neenah Gessner GmbH. Mr. Stenzel started his professional career at Henkel and Sihl before joining FiberMark-Gessner as an R&D manager for Masking Tape in 1998.

Andrew Downard was appointed Mativ's Chief Supply Chain Officer in January 2024. Mr. Downard has successfully led Mativ's global supply chain team since September 2022. Prior to joining Mativ, he served as the Senior Vice President of Supply Chain, Operations, and Analytics for Apex Tool Group from August 2017 to August 2022. Other past roles have focused on improving operational execution for well-known consumer, industrial, and service brands. Mr. Downard's experience includes being a supply chain research director with Gartner, as well as leadership positions with consumer products, food manufacturing, healthcare, medical services, chemical manufacturing, and aerospace manufacturing companies.

Item 1A. *Risk Factors*

Factors That May Affect Future Results

Many risk factors both within and outside of our control could have an adverse impact on our business, financial condition, results of operations and cash flows and on the market price of our common stock. While not an exhaustive list, the following important risk factors could affect our future results, including our actual results for 2023 and thereafter and could also cause our actual results to differ materially from those expressed in any forward-looking statements we have made or may make.

Risk Factors Summary

Material risks that may affect our business, operating results and financial condition include, but are not necessarily limited to, those relating to:

- Our technological advantages are unlikely to continue indefinitely;
- Policing our intellectual property and patent rights is costly and may be unsuccessful;
- International geopolitical and other risks associated with our sales and operations outside of the United States, due to political unrest, terrorist acts, and national and international disputes, including Russia's invasion of Ukraine and the conflict between Israel and Hamas;
- Failure to comply with the U.S. Foreign Corrupt Practices Act ("FCPA") and other anti-corruption laws or trade control laws, as well as other laws governing our operations;
- The effect of foreign currency exchange rates;
- We could be subject to changes in our tax rates, the adoption of new U.S., or foreign tax legislation or exposure to additional tax liabilities;
- Competition from several established competitors and limited market transparency;
- The availability of credit and changes in interest rates;
- Our failure to comply with the covenants contained in our credit agreements and other debt instruments could result in an event of default that could cause acceleration of our indebtedness;
- Future dividends on our common stock may be restricted or eliminated;
- Risks related to our internal and external expansion plans and asset dispositions;
- The substantial costs related to the integration of Neenah;
- Our failure to realize some or all of the anticipated benefits of the Merger;
- Our failure to recognize the strategic benefits of the EP Divestiture;
- A loss of customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners as a result of the Merger;
- Our future results may suffer if we do not effectively manage our expanded operations;
- We may not successfully integrate acquisitions into Mativ's operations;
- Our restructuring activities are time-consuming and expensive;
- The cost and availability of raw materials and energy;
- A failure of, or a security breach in, a key information technology system could compromise our information and expose us to liability;
- We rely on a limited number of key employees;
- We face various risks related to public health emergencies and similar health-related outbreaks such as the COVID-19 pandemic;
- Our business is subject to various environmental laws, regulations and related litigation that could impose substantial costs or other liabilities on us;
- Environmental, social and governance ("ESG") issues may have an adverse effect on our business, financial condition and results of operations, the desirability of our stock, and may damage our reputation;
- Increases in costs of pension benefits may reduce our profitability;
- We are subject to various legal actions and other claims;
- Any loss or interruption of the operations of our facilities;
- Fluctuations in construction and infrastructure spending; and

- We have historically experienced significant cost savings and productivity benefits relating to our ongoing operational excellence program which we may not be able to achieve in the future.

Our technological advantages are unlikely to continue indefinitely.

We consider our intellectual property and patents to be a material asset. We have been at the forefront of developing new products and technology within our industries and have patented many of our innovations. This has enhanced our ability to sell products and to provide added functionality and other value to the products we sell allowing them to command higher margins. This advantage has also enabled us to license certain of our patents and know-how to, and earn royalty income from, third parties. Ultimately, our various patents will expire and some may be held invalid in certain jurisdictions before their expiration dates. In addition to protecting certain of our technological advantages through patenting, we also protect a significant amount of our technological advantages as trade secrets, especially with regard to our ATM segment. As we expand our operations to more locations and countries, the risk of the loss of proprietary trade secrets will increase, and any significant loss would result in the loss of the competitive advantages provided by such trade secrets. While we cannot predict the impact or the timing of these trends and eventualities, they likely will reduce our sales and margins from the levels that we otherwise would have achieved.

Effectively policing our domestic and international intellectual property and patent rights is costly and may not be successful.

Our portfolio of granted patents varies by country, which could have an impact on any competitive advantage provided by patents in individual countries. We cannot guarantee that any U.S. or foreign patent, issued or pending, will provide us with any continued competitive advantage.

We rely on patent, trademark, and other intellectual property laws of the U.S. and other countries to protect our intellectual property rights. However, we cannot guarantee that one or more of our patents will not be challenged by third parties and/or ultimately held invalid by courts or patent agencies of competent jurisdiction.

Further, there can be no assurances that we will be able, or that it will be economic for us, to prevent third parties from using our intellectual property or infringing our patents without our authorization, which may reduce any competitive advantage we have developed. In the event that we need to enforce certain of our patents against infringement through judicial or administrative actions, the litigation to protect these rights is often costly and time consuming and diverts management resources; moreover, there can be no assurance that our efforts to protect our intellectual property will be successful, or that a defendant will not assert counterclaims against us or challenges to other intellectual property we may own.

Some of our patents have been the subject of opposition hearings. Like the actions we undertake to enforce our IP rights, oppositions filed against us in respect of our intellectual property are expensive and divert management time and resources.

Even when the Company is initially successful, there can be no assurance that the counterparty will not appeal, or that the appeal will not be successful. Even when successful at the appeal level, there can be no assurance that a patent will not be later successfully challenged in individual national court jurisdictions.

We do not believe that any of our products infringe the valid intellectual property rights of third parties. However, we may be unaware of intellectual property rights of others that may cover some of our products or services or a court or other governmental body may come to a different conclusion from ours. In that event, we may be subject to significant claims for damages or disruptions to our operations.

Because of the geographic diversity of our business, we are subject to a range of international risks.

Our operations are located in many countries around the world and operate, to a degree, in a decentralized manner. There are inherent control and fraud risks in such a structure. Moreover, we have manufacturing facilities in twelve countries and sell products in over 100 countries, many of which are emerging and undeveloped markets.

As a result, our manufacturing operations, sales and results, depending on their location, are subject to various international business risks, including, but not limited to, the following:

- Foreign countries can impose significant import, export, excise and income tax and other regulatory restrictions on our business, including limitations on repatriation of profits and proceeds of liquidated assets. While we attempt to manage our operations and international movements of cash from and amongst our foreign subsidiaries in a tax-efficient manner, unanticipated international movement of funds due to unexpected changes in our business or changes in tax and associated regulatory schemes could materially affect our financial position, results of operations and cash flows.
- We are exposed to global as well as regional macroeconomic and microeconomic factors, which can affect demand and pricing for our products, including unsettled political and economic conditions; expropriation; import and export tariffs; regulatory controls and restrictions; and inflationary and deflationary economies. Events occurring in countries having a large share of the global economy (such as China, Japan, or the EU) can have an impact on economies that are interdependent and thereby affect those in which the Company primarily operates. These factors together with risks inherent in international operations, including risks associated with any non-compliance with anti-corruption and anti-bribery laws, could adversely affect our financial condition, results of operations and cash flows.
- We have one manufacturing facility in China. Operations in China entail a number of risks including international and domestic political risks, the need to obtain operating and other permits from the government, adverse changes in the policies or in our relations with government-owned or run customers and the uncertainty inherent in operating within an evolving legal and economic system.
- Changes or increases in international trade sanctions or quotas may restrict or prohibit us from transacting business with established customers or securing new ones, including as to Russia and Ukraine, as to which the applicable sanctions have changed unexpectedly on a number of occasions since 2014.

Changes in the laws and regulations described above, adverse interpretations or applications of such laws and regulations, and the outcome of various court and regulatory proceedings, including in Europe and Brazil, could adversely impact the Company's business in a variety of ways, including increasing expenses, increasing liabilities, decreasing sales, limiting its ability to repatriate funds and generally conduct business, all of which could adversely affect our financial condition, results of operations and cash flows.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws or trade control laws, as well as other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition and results of operations.

We are subject to anti-corruption laws, including the FCPA, and other anti-corruption laws that apply in countries where we do business. The FCPA, the U.K. Bribery Act of 2010 and other similar laws generally prohibit us, our employees, consultants and agents from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We operate in a number of jurisdictions that pose a high risk of potential FCPA violations, and we participate in joint ventures and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the U.S. Department of Commerce's Bureau of Industry and Security, the U.S. Department of Treasury's Office of Foreign Asset Control, and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations and transfer pricing regulations, or collectively, Trade Control laws. There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with such laws or requirements, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, other anti-corruption laws or Trade Control laws by U.S. or foreign authorities could also have an adverse impact on our reputation, business, financial condition and results of operations.

Fluctuations in foreign currency exchange rates could adversely impact our financial condition, results of operations and cash flows.

A significant portion of our revenues are generated from operations outside the U.S. In addition, we maintain significant operations and acquire or manufacture many of our products outside the U.S. The functional currency of our international subsidiaries is generally the local currency in which each subsidiary operates. In particular, a large portion of our commercial business is denominated in euros and British Pounds. Since our consolidated financial statements are presented in U.S. dollars, we must translate revenues, expenses, assets and liabilities from functional currencies into U.S. dollars. As a result, our future revenues, costs, results of operations and earnings could be significantly affected by changes in foreign currency exchange rates, especially the euro to U.S. dollar exchange rate and the British pounds to U.S. dollar exchange rate.

In addition, some of our sale and purchase transactions are denominated in a currency other than the local currency of our operations. As a result, changes in exchange rates between the currencies in which the transaction is denominated versus the local currency of our operations into which the transaction is being recorded can impact the amount of local currency recorded for such transaction. This can result in more or less local currency revenue or cost related to such transaction and thus have an effect on our operating profit. We also hold a significant amount of our cash balances in euros and British pounds, thus any weakening of these currencies versus the U.S. dollar would reduce the amount of U.S. dollars for which such balances could be exchanged.

Changes in foreign currency exchange rates also impact the amount reported in Other income (expense), net. For instance, when a non-local currency receivable or payable is not settled in the period in which it is incurred, we are required to record a gain or loss, as applicable, to reflect the impact of any change in the exchange rate as of the end of the period. We also have to reflect the translation rate impact on the carrying value of our foreign assets and liabilities as of the end of each period, which is recorded as unrealized translation adjustment in Other comprehensive income (loss).

We utilize a variety of practices to manage this risk, including operating and financing activities and, where considered appropriate, derivative instruments. All derivative instruments we use are either exchange traded or entered into with major financial institutions in order to reduce credit risk and risk of nonperformance by third parties. Counterparty risk cannot be eliminated and there can be no assurance that our efforts will be successful. We generally hedge foreign currency transaction risk through the use of derivative instruments, including forward and swap contracts and, to a lesser extent, option contracts. The use of derivative instruments is intended to mitigate or reduce transactional level volatility in the results of foreign operations but does not completely eliminate volatility. If our future revenues, costs and results of operations are significantly affected by economic conditions abroad and/ or we are unable to effectively hedge these risks, they could materially adversely affect our financial condition, results of operations and cash flows.

The Company could be subject to changes in its tax rates, the adoption of new U.S., or foreign tax legislation or exposure to additional tax liabilities.

The Company is subject to taxes in the U.S. and in foreign jurisdictions where a number of the Company's subsidiaries are organized. The Company's future effective tax rate could be affected by changes in the mix of earnings in countries with differing statutory tax rates or future changes in tax laws or new interpretations of existing tax laws. Recent developments, such as the European Commission's investigations on illegal state aid, individual European countries implementation of Anti-Tax Avoidance Directives, continued regulatory development of the Tax Cuts and Jobs Act of 2017, and the Organization for Economic Cooperation and Development projects on base erosion and profit shifting may result in changes to long-standing tax principles or new challenges to our cross-border arrangements, which could materially affect our effective tax rate or could require potential restructuring of the foreign subsidiaries. If the Company's effective tax rates were to increase, or if any ultimate determination of the Company's taxes owed is for an amount in excess of amounts previously accrued, the Company's operating results, cash flows, and financial condition could be adversely affected.

In particular, the Organization for Economic Cooperation and Development ("OECD") has reached agreement on an approach to establish a minimum global tax, set at 15%, for large multi-national enterprises, such as the Company. The OECD has recommended that certain aspects of this approach, referred to as "Pillar Two", be made effective beginning in 2024, and many jurisdictions, including most European Member States, have already legislated Pillar Two into their statutory law and others are in the process of doing so. The Company expects that Pillar Two will introduce new challenges with respect to compliance with Pillar Two reporting requirements. Therefore, the Company continues to monitor for updates as countries within its global footprint announce Pillar Two legislation and related guidance.

If the Company's effective tax rates were to increase, or if any ultimate determination of the Company's taxes owed is for an amount in excess of amounts previously accrued, the Company's operating results, cash flows, and financial condition could be adversely affected.

We face competition from several established competitors and we have limited market transparency.

Our ATM segment products compete to some degree against specialty products made by competitors such as Shaoxing Naite Plastics Co. Ltd., 3M Company, Covestro AG, ORAFOL Europe GmbH, Hollingsworth and Vose Company, Advanced Medical Solutions Group plc, Avery Dennison, Ahlstrom Holding 3 Oy, Mondi plc, Loparex LLC, Monadnock Paper Mills, Inc., and Potsdam Specialty Paper, Inc. We believe our ATM products compete primarily on product features, innovations and customer service. Some of these competitors are larger than we are and have more resources, thus the actions of these competitors could have an impact on the results of our ATM segment operations.

We are starting to see increased competition for some of our ATM products from companies in China, which, we believe, may have lower operating costs than us, resulting in a potential price advantage for such companies. As a result of these competitive advantages, our competitors and potential competitors may be able to respond more quickly to market forces, take advantage of acquisitions or other opportunities more readily, undertake more extensive marketing campaigns for their brands, products and services, more successfully utilize developing technology, including data analytics, artificial intelligence, and machine learning, and make more attractive offers to our existing and potential customers.

We are dependent upon the availability of credit, and changes in interest rates can impact our business.

We supplement operating cash flow with bank borrowings under a secured credit agreement with a syndicate of banks. Borrowings under this agreement will mature in 2027 and 2028. To date, we have been able to access credit when needed and on commercially reasonable terms. However, deterioration of credit markets, including an economic crisis in the U.S. or elsewhere, whether or not caused by the U.S. or European debt ceiling, deficits and budget issues, could have an adverse impact on our ability to negotiate new credit facilities or access or renew our existing one. Constraints on the availability of credit, or the unavailability of credit at reasonable interest rates, would negatively impact our business, including potentially impairing our ability to declare dividends, conduct share buy-backs and make acquisitions.

Our secured credit facility contains certain financial covenants. In the event of material unforeseen events that impact our financial performance, particularly during a time when we have material amounts of debt, a situation could arise where we are unable to fully draw from our existing credit facility notwithstanding that there is otherwise available capacity.

Our credit facilities are secured by substantially all of the personal property of the Company and its domestic subsidiaries. In the event of a default on these agreements, substantially all of the assets of the Company could be subject to foreclosure or liquidation by the secured creditors.

We may utilize a combination of variable and fixed-rate debt consisting of short-term and long-term instruments. We selectively hedge our exposure to interest rate increases on our variable rate long-term debt when we believe that it is practical to do so. We have utilized various forms of interest rate hedge agreements, including interest rate swap agreements, forward rate agreements and cross currency swaps. There are inherent risks associated with interest rate hedges, including those associated with the movement of interest rates, counterparty risk and unexpected need to refinance debt, thus there can be no certainty that our hedging activities will be successful or fully protect us from interest rate exposure. As of December 31, 2023, the percentage of the Company's fixed and floating interest rate debt was 31.0% and 69.0%, respectively. The Company has entered into a number of interest rate hedge transactions to convert floating rate debt to fixed. Including the impact of these transactions, as of December 31, 2023, the percentage of the Company's debt subject to fixed and floating rates of interest was 77.0% and 23.0%, respectively.

Our use of interest rate hedge agreements to manage risk associated with interest rate volatility may expose us to additional risks, including the risk that a counterparty to a hedge agreement may fail to honor its obligations. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our results of operations or financial condition. Termination of interest rate hedge agreements typically involves costs, such as transaction fees or breakage costs.

Our failure to comply with the covenants contained in our credit agreements and other debt instruments could result in an event of default that could cause acceleration of our indebtedness.

Our failure to comply with the covenants and other requirements contained in our credit agreements or our other debt instruments could cause an event of default under the relevant debt instrument. The occurrence of an event of default could trigger a default under our other debt instruments, prohibit us from accessing additional borrowings and permit the holders of the defaulted debt to declare amounts outstanding with respect to that debt to be immediately due and payable. Our assets or cash flows may not be sufficient to fully repay borrowings under our outstanding debt instruments, and we may be unable to refinance or restructure the payments on indebtedness on favorable terms, or at all.

Future dividends on our common stock may be restricted or eliminated.

Dividends are declared at the discretion of our Board of Directors, and future dividends will depend on our future earnings, cash flow, financial requirements and other factors. Our ability to pay cash dividends on our common stock may be limited under the terms of our credit agreements or other debt instruments. There can be no assurance that we will continue to pay dividends in the future.

Our internal and external expansion plans and asset dispositions entail different and additional risks relative to the rest of our business.

From time to time, we consider acquisitions in connection with our diversification initiatives. This acquisition activity could involve confidential negotiations that are not publicly announced unless and until those negotiations result in a definitive agreement. It is possible that an acquisition could adversely impact our results, credit ratings or the outlook of our business, due to, among other things, integration and employee retention challenges, contrasting company cultures and different information technology and reporting systems. Also, acquisition opportunities are limited and present risks of failing to achieve strategic objectives, smooth integrations or anticipated synergies or returns. There can be no assurance that we will be able to acquire attractive businesses on favorable terms and that we will realize the anticipated benefits or profits through acquisitions or that acquisitions will be accretive to our earnings. Changes in our portfolio of businesses, assets and products, whether through acquisition, disposition or internal growth, present additional risks, including causing us to incur unknown or new types of liabilities, subjecting us to new regulatory frameworks and new market risks, and acquiring operations in new geographic regions with challenging labor, regulatory and tax regimes.

Our ability to dispose of idled assets and the value that may be obtained relative to their book value can result in significant impairment charges. Building a new plant or other facility or relocating, rebuilding or otherwise modifying existing production machinery is a major undertaking and entails a number of risks, including the possibility that the contractors and sub-contractors who are expected to build the facility or rebuild the machine and supply the necessary equipment do not perform as expected, the possibility of cost overruns and delays, or that design defects or omissions cause the facility or machine to perform at less than projected efficiency or at less than projected capacity. In addition, commencement of production at a new site or at a rebuilt or relocated machine is time consuming and requires testing and acceptance by customers and potentially by regulators, of the facility and the products that are produced. Also, while we anticipate sufficient demand for the facility's or machine's output, there can be no assurances that the expected demand will materialize.

We also expect to continue to expend resources to diversify and expand our product portfolio. Research and development and product diversification have inherent risks, including technical success, market acceptance, new regulations and potential liabilities. We cannot guarantee that such efforts will succeed, that we will not incur new or different liabilities or that we will achieve a satisfactory return on such expenditures.

Divestitures or other dispositions could negatively impact our business, and contingent liabilities from businesses that we have sold or will sell could adversely affect our financial statements.

We continually assess the strategic fit of our existing businesses and may divest, spin-off, split-off or otherwise dispose of businesses that are deemed not to fit with our strategic plan or are not achieving the desired return on investment. For example, on November 30, 2023, the Company completed the EP Divestiture. Transactions such as the EP Divestiture pose risks and challenges that could negatively impact our business and financial statements. Furthermore, when we decide to sell assets or a business, we may encounter difficulty in finding buyers or alternative exit strategies on acceptable terms in a timely manner, which could delay the achievement of our strategic objectives. We may also dispose of a business at a price or on terms that are different than current balance sheet values, which could result in significant asset impairment charges, including those related to goodwill and other intangible assets that could have a material adverse effect on our financial condition and results of operations. In addition, we may experience greater dis-synergies than expected, the impact of the divestiture on our revenue may be larger than projected, and some divestitures may be dilutive to earnings. There can be no assurance whether the strategic benefits and expected financial impact of any divestiture, including the EP Divestiture, will be achieved. We cannot assure you that we will be successful in managing these or any other significant risks that we encounter in divesting a business or product line, and any divestiture we undertake could materially and adversely affect our business, financial condition, results of operations and cash flows.

Mativ will likely continue to incur substantial costs related to the Merger integration.

Mativ will likely continue to incur substantial integration costs in connection with the Merger. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Merger and the integration of the two companies' businesses, including purchasing, accounting and finance, sales, payroll, pricing and benefits.

While Mativ has assumed that certain expenses would be incurred in connection with the Merger and the integration of the businesses, there are many factors beyond Mativ's control that could affect the total amount or the timing of the integration expenses. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. Although Mativ expects that the elimination of duplicative costs and the realization of other economies of scale-related efficiencies related to the integration of the businesses may offset incremental Merger-related and integration costs over time, any net benefit may not be achieved in the near term or at all. These integration costs may result in Mativ taking significant charges against earnings, and the amount and timing of such charges are uncertain at present.

Combining SWM and Neenah may be more difficult, costly or time consuming than expected, and Mativ may fail to realize some or all of the anticipated benefits of the Merger.

The success of the Merger will depend, in part, on the ability to realize the anticipated cost savings, operational synergies and other perceived benefits from combining the businesses of SWM and Neenah. To realize the cost savings, operational synergies and other perceived benefits from the Merger, Mativ must successfully integrate and combine the two businesses in a manner that permits those benefits to be realized. If Mativ is not able to achieve these objectives, the anticipated benefits of the Merger may not be realized fully or at all, or may take longer to realize than expected. For example, the actual cost savings, operational synergies and other perceived benefits of the Merger could be less than anticipated or take longer to realize than anticipated for a variety of reasons, including those set forth in these Risk Factors.

It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies' ability to maintain relationships with employees, customers, suppliers or other business associates and constituencies or to achieve the anticipated benefits and cost savings of the Merger. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on Mativ during this transition period and for an undetermined period after completion of the Merger on the combined Company.

The Merger may result in a loss of customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners and may result in the termination of existing contracts.

Due to the Merger, some of the customers, distributors, suppliers, vendors, landlords, and other business partners of Mativ may terminate or scale back their current or prospective business relationships with Mativ. Some customers may not wish to source a larger percentage of their needs from a single company or may feel that Mativ is too closely allied with one of their competitors. If relationships with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners are adversely affected by the Merger, Mativ's business and financial performance could suffer.

Mativ's future results may suffer if it does not effectively manage its expanded operations following the Merger.

Following the completion of the Merger, the size of our business increased significantly. Mativ's future success will depend, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that Mativ will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the Merger.

We may not successfully integrate acquisitions into Mativ's operations and we may be unable to achieve anticipated cost savings or other synergies.

The integration of the operations of acquired companies involves a number of risks and presents financial, managerial, reporting, legal and operational challenges. We may have difficulty, and may incur unanticipated expenses related to, integrating information systems, financial reporting activities, employee retention and integrating and retaining management and personnel from acquired companies. Among these risks are potential loss of consumer awareness and demand for the acquired companies' products based on the rebranding of those products under the Company's legacy brand names. Additionally, we may not be able to achieve anticipated cost savings or commercial or growth synergies for a number of reasons, including contractual constraints and obligations or an inability to take advantage of expected commercial opportunities, inability to achieve increased operating efficiencies or commercial expansion of key technologies. Failure to successfully integrate acquired companies into Mativ's operations may have an adverse effect on our business, financial condition, results of operations, and cash flows.

Our restructuring activities are time-consuming and expensive and could significantly disrupt our business.

We have initiated significant restructuring activities in recent years that have become part of an overall effort to improve an imbalance between demand for our products and our production capacity as well as improve our profitability and the quality of our products. Restructuring of our existing operations, or as a result of acquisitions, involves issues that are complex, time-consuming and expensive and could significantly disrupt our business as well as garner review from regulatory authorities which could result in financial impacts to the Company. The challenges involved in executing the actions that are part of our ongoing and, potentially future, restructuring plans include:

- demonstrating to customers that the restructuring activities will not result in adverse changes in service standards or business focus;
- consolidating administrative infrastructure and manufacturing operations while maintaining adequate controls throughout the execution of the restructuring;
- preserving distribution, sales and other important relationships and resolving potential conflicts that may arise;
- estimating, managing and minimizing the cost of the restructuring activities;
- minimizing the diversion of management attention from ongoing business activities;
- maintaining employee morale, retaining key employees, maintaining reasonable collective bargaining agreements and avoiding strikes, work stoppages or other forms of labor unrest while implementing restructuring programs that often include reductions in the workforce;
- securing government approval of such plans, where necessary, and managing the litigation and associated liabilities that often are associated with restructuring actions;
- incurring costs associated with delays in restructuring activities caused by labor negotiations and/or governmental approvals;
- coordinating and combining operations, which may be subject to additional constraints imposed by collective bargaining agreements and local laws and regulations; and
- achieving the anticipated levels of net cost savings and efficiency as a result of the restructuring activities.

Our financial performance can be significantly impacted by the cost and availability of raw materials and energy and we may have limited ability to pass through increases in costs to our customers.

Raw materials are a significant component of the cost of the products that we manufacture. The cost of wood pulp, which is the largest component of the raw materials that we use in our FBS segment, and some resins used by our

ATM segment are highly cyclical and can be more volatile than general consumer or producer inflationary changes in the general economy. Also, in that same time period, the cost of polypropylene has fluctuated significantly based on a number of factors, including changes in global oil markets. As we periodically enter into agreements with customers under which we agree to supply products at fixed prices, unanticipated increases in the costs of raw materials, or the lack of availability of such raw materials (due to force majeure or other reasons), can significantly impact our financial performance. Even where we do not have fixed-price agreements, we may be limited in our ability to pass through increases in raw material costs in a timely manner or may be unable to pass through increases to our customers in whole or in part. Further, some of the resins we use in our ATM segment are only available from a single supplier, or a limited number of suppliers. Consequently, such supplier(s) can control the availability and thus the cost of the resins we use, notwithstanding any changes in the cost of oil. It can be time consuming and costly, and occasionally impractical, to find replacement resins where such suppliers limit the availability or increase the cost of resins we use.

Our manufacturing operations, in particular paper manufacturing, is energy-intensive. In the U.K., the European Union, China and the U.S., availability of energy generally is reliable, although prices can fluctuate significantly based on supply and demand. Western Europe has become significantly dependent on energy supplies from the Commonwealth of Independent States, which in the past has demonstrated a willingness to restrict or cut off supplies of energy to certain customers. The volume of oil or gas flowing through pipeline systems that ultimately connect to Western Europe also has been cut off or restricted in the past, and such actions can adversely impact the supply of energy to Western Europe and, consequently, the cost and availability of electricity to our European operations. Due to the competitive pricing of most of our products, we typically are unable to fully pass through higher energy costs to our customers. Periodically, when we believe it is advantageous to do so, we enter into agreements to procure a portion of our energy for future periods in order to reduce the uncertainty of future energy costs. However, in recent years this has only marginally slowed the increase in energy costs due to the volatile changes in energy prices we have experienced.

A failure of, or a security breach in, a key information technology system or process or other unusual events could compromise our information and expose us to liability, which could adversely affect our business; IT project delays and overruns are possible.

We rely extensively on information technology systems, some of which are managed by third-party service providers, to analyze, process and manage transactions and sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our employees. The secure processing and maintenance of this information is critical to our operations and business strategy and we rely heavily on the integrity of this data in managing our business. Insider or employee cyber and security threats are increasingly a concern for all companies, including ours. In addition, social engineering and phishing are a particular concern. We are continuously working to install new, and to upgrade our existing, information technology systems and to provide employee awareness training around phishing, malware and other cyber risks to ensure that we are protected, to the greatest extent possible, against cyber risks and security breaches.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or be breached due to employee or third-party error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims, proceedings, or regulatory penalties, including penalties under EU privacy laws, and could disrupt our operations. Although we are insured against cyber risks and security breaches up to an annual aggregate limit, our liability insurance may be inadequate and may not fully cover the costs of any claim or any damages we might be required to pay, and we may not be able to obtain adequate liability insurance in the future on commercially desirable or reasonable terms or at all. During the year ended December 31, 2022, the Company became aware of a cyber attack that had been made against certain systems within the Company's network environment. Refer to Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information.

The Company is subject to laws of various countries where it operates or does business related to solicitation, collection, processing, transferring, storing or use of consumer, customer, vendor or employee information or related data, including the GDPR which went into effect in May 2018, the CCPA, which went into effect on January 1, 2020, and various U.S. state level privacy regulations. The changes introduced by these regulations and laws increase the complexity of regulations enacted to protect business and personal data, subject the Company to additional costs and have required, and may in the future require, costly changes to the Company's security systems, policies, procedures and practices.

There are further risks associated with the information systems of companies we acquire, both in terms of systems compatibility, level of security and functionality. It may cost us significant money and resources to address these risks and we may fail to address them successfully, adversely impacting our financial condition, results of operations and cash flows.

From time to time, we undertake significant information technology systems projects, including enterprise resource planning updates, modifications and roll-outs. These projects are subject to cost overruns and delays. Not only could these cost overruns and delays impact our financial statements but a delay in the completion of a needed IT project could adversely impact our ability to run our business and make fully informed decisions.

We rely on a limited number of key employees and our failure to recruit and/or retain senior management and key employees globally could harm our business.

The loss of any of our key employees, including our CEO and her direct reports, could adversely affect our business and thus our financial condition, results of operations and cash flows. Hiring executives with needed skills or the replacement of one or more of our executive officers or other key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. In addition, competition for qualified talent in our industry is intense, particularly in the last several years. The market to build, retain and replace talent has become even more highly competitive, and many of the companies with which we compete for personnel have greater financial and other resources than we do.

Any failure to recruit and/or retain senior management and key employees could harm our business, operating results and financial condition. Additionally, efforts to recruit such employees could be costly and negatively impact our operating expenses. We issue equity awards from employee equity plans as a key component of our overall compensation. We face pressure to limit the use of such equity-based compensation due to dilutive effects on stockholders. If we are unable to offer attractive compensation packages in the future, it could limit our ability to attract and retain key employees.

Public health emergencies or outbreaks of epidemics, pandemics, or contagious diseases such as the COVID-19 pandemic have adversely affected, and could in the future, adversely affect our business and the business of our customers and suppliers.

We are subject to public health emergencies, such as the COVID-19 pandemic, which has had and may continue to have an impact on our business and the business of our customers and suppliers. The response to the COVID-19 pandemic negatively affected the global economy, disrupted global supply chains, and created significant disruption in the markets in which we operate. Uncertainty caused by pandemics, epidemics, or similar public health emergencies or outbreaks could lead to prolonged economic downturns, and negatively impact our partners and the industry in which we operate, in which case our revenues could be significantly impacted. The extent to which COVID-19 or another similar public health crisis impacts our business, results of operations, and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including a resurgence of COVID-19, new variants, the timing or effectiveness of vaccine roll-outs globally, the timing of easing of preventative or mitigation measures or mandates, the impact of any variants that emerge, or any impact of a global vaccine roll-out on the global economy.

Our business depends upon good relations with our employees. Work stoppages, slowdowns or legal action by our unionized employees may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We employ approximately 5,400 employees, including certain manufacturing employees represented by unions. Although we believe that employee and union relations are generally positive, there is no assurance that this will continue in the future and problems or changes affecting employees in certain locations may affect relations with our employees at other locations. The risk of labor disputes, work stoppages or other disruptions in production could adversely affect us, especially in conjunction with potential restructuring activities. If we cannot successfully negotiate or renegotiate collective bargaining agreements, or if negotiations take an excessive amount of time, there may be a heightened risk of work stoppages and we may be unable to achieve planned operational efficiencies. Work stoppages may be caused by the inability of national unions and the governments of countries in which we operate from reaching agreement and are outside of our control. Any work stoppage or failure to reach agreements with our unions could have a material adverse effect on our customer relations, our productivity, the profitability of a manufacturing facility, our ability to develop new products and on our operations as a whole, resulting in an adverse impact on our business, financial condition, results of operations and cash flows.

Our business is subject to various environmental laws, regulations and related litigation that could impose substantial costs or other liabilities on us.

Our facilities are subject to significant federal, state, local and foreign environmental protection laws with respect to air, water and emissions as well as the disposal of solid waste. We believe that we are operating in substantial compliance with these laws and regularly incur capital and operating expenditures in order to achieve future compliance. However, these laws may change, which could require changes in our practices, additional capital expenditures or loss of carbon credits, and we may discover aspects of our business that are not in compliance. Violation of these laws can result in the imposition of significant fines and remediation costs.

Additionally, in recent years, assessments of the potential impacts of climate change have begun to influence governmental authorities, consumer behavior patterns and the general business environment of the European Union and the United States. The implementation of these policies may require us to invest additional capital in our properties or it may restrict the availability of land we are able to develop. For example, the State of California has adopted new climate change disclosure requirements which mandate public disclosure of certain greenhouse gas emissions data and climate-related financial risk reports. These changes, or other changes in other environmental laws or the interpretation thereof, new enforcement of laws, the identification of new facts or the failure of other parties to perform remediation at our current or former facilities could be costly and lead to new or greater liabilities that could materially adversely affect our business, results of operations, cash flows or financial condition.

Although we are not aware of any environmental conditions at any of our facilities that could have a material adverse effect on our financial condition, results of operations and cash flows, we own facilities that have been operated over the course of many decades. Should the Company make material changes in the operations at a facility it is possible such changes could generate environmental obligations that might require remediation or other action, the nature, extent and cost of which are not presently known. We may also face higher disposal and clean-up costs to replace equipment or facilities containing materials that were compliant when installed but are now considered contaminants. Additionally, as we sell closed or other facilities or materially alter operations at a facility, we may be required to perform additional environmental evaluations that could identify items that might require remediation or other action, the nature, extent and cost of which are not presently known. We may also incur environmental liabilities in connection with assets or businesses we may purchase in the future.

ESG issues may have an adverse effect on our business, financial condition and results of operations, the desirability of our stock, and may damage our reputation.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. If we are unable to meet our ESG goals or evolving investor, industry, or stakeholder expectations and standards, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, customers and consumers may choose to stop purchasing our products or purchase products from another company or a competitor, and our reputation, the desirability of our stock to investors, and our business or financial condition may be adversely affected. Increased focus and activism on ESG topics may hinder our access to capital, as investors may reconsider their capital investment as a result of their assessment of our ESG practices. In particular, these constituencies are increasingly focusing on environmental issues, including climate change, water use, deforestation, waste, and other sustainability concerns. These demands could cause us to incur additional costs or to make changes to our operations to comply with such demands. In addition to environmental issues, these constituencies are also focused on social and other governance issues, including matters such as, but not limited to, human capital and social issues. Any failure to achieve our ESG goals or a perception (whether or not valid) of our failure to act responsibly with respect to the environmental, human capital, or social issues, or to effectively respond to new, or changes in, legal or regulatory requirements concerning environmental or other ESG matters, or increased operating or manufacturing costs due to increased regulation or environmental causes could adversely affect our business and reputation and increase risk of litigation.

Increases in costs of pension benefits may reduce our profitability and could impact our cash reserves.

Our results of operations may be negatively affected by expenses we record for our defined benefit pension plans. Generally accepted accounting principles in the U.S., require that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions about financial markets, longevity of our current and former employees and other economic conditions, which may change based on changes in key economic indicators and mortality tables. We are required to make an annual measurement of plan assets and liabilities, which may result in increased funding obligations or negative changes in our stockholders' equity. At the end of 2023, the combined projected benefit obligation of our pension plans had a net underfunding of $11.8 million. The Company has both funded and unfunded pension plans and we make contributions to our pension trusts (where applicable) based on many factors, including regulatory guidelines, investment returns of the trusts, and availability of cash for pension contributions versus other priorities. For a discussion regarding our pension obligations, refer to Note 18. Postretirement and Other Benefits of the Notes to Consolidated Financial Statements in Part II, Item 8 and "Other Factors Affecting Liquidity and Capital Resources" in Part II, Item 7. Although expense and pension funding contributions are not directly related, key economic factors that affect expense would also likely affect the amount of cash we would contribute to pension plans as required under the Employee Retirement Income Security Act ("ERISA") for U.S. plans. Failure to achieve expected returns on plan assets driven by various factors, which could include a continued environment of low interest rates or sustained market volatility, could also result in an increase to the amount of cash we would be required to contribute to pension plans.

We are subject to various legal actions and other claims.

We regularly are involved in legal actions and other claims arising in the ordinary course of business and otherwise. We are also subject to many laws and regulations around the world. Despite our efforts, we cannot guarantee that we are in compliance with every such law or regulation. Although we do not believe that any of the currently pending actions or claims against us will have a material adverse impact on our financial condition, results of operations and cash flows, we cannot provide any assurances in this regard. Information concerning some of these actions that currently are pending is contained in Note 20. Commitments and Contingencies, of the Notes to Consolidated Financial Statements and in Part I, Item 3, "Legal Proceedings" of this report. We also cannot give any assurances as to any litigation that might be filed against us in the future.

Any loss or interruption of the operations of our facilities may harm our operating performance.

Our revenues depend on the effective operation of our manufacturing facilities. The operation of our facilities involves risks, including the breakdown, failure, or substandard performance of equipment, power outages, the improper installation or operation of equipment, explosions, fires, natural disasters, failure to achieve or maintain safety or quality standards, work stoppages, supply or logistical outages, and the need to comply with environmental and other directives of governmental agencies. Moreover, natural disasters, political crises, public health crises (such as the ongoing COVID-19 pandemic and the measures put in place to reduce its spread) or other unforeseen catastrophic events in any of the countries in which we operate may negatively impact our facilities, our supply chain or customers. If we experience supply disruptions, we may not be able to develop alternate sourcing quickly. Any disruption of our production schedule caused by an unexpected shortage of components, raw materials or parts even for a relatively short period of time could cause us to alter production schedules or suspend production entirely, which would adversely affect our business and results of operations. The occurrence of material operational problems, including, but not limited to, the above events, could cause the loss or interruption of operations for a significant length of time, which could have a material adverse effect on our financial condition, results of operations and cash flows.

In addition, many of our operations require a reliable and abundant supply of water. Production facilities for our segments rely on a local water body or water source for their water needs and, therefore, are particularly sensitive to drought conditions or other natural or man-made interruptions to water supplies. At various times and for differing periods, we have had to modify operations at certain of our mills due to water shortages, water clarity, or low flow conditions in its principal water supplies. Any interruption or curtailment of operations at any of our production facilities due to drought or low flow conditions at the principal water source or another cause could materially and adversely affect our operating results and financial condition.

Fluctuations in construction and infrastructure spending can impact demand for certain of our products.

Demand for certain of our products depends on spending in the construction industry, both residential and non-residential, as well as infrastructure sectors. Spending in those sectors is impacted by numerous circumstances beyond our control including, but not limited to, interest rates, availability of financing, housing inventory, capital spending, corporate investment, local, federal and state regulations, as well as availability and commitment of public funds for municipal spending, capacity utilization and general economic conditions. Decreased spending in any of these sectors could have an adverse impact on our financial condition, results of operations, and cash flows during the duration of their down cycle.

Historically, we have experienced significant cost savings and productivity benefits relating to our ongoing operational excellence program; however, these benefits may not continue indefinitely or at the same levels.

Historically, we have experienced significant cost savings and productivity benefits relating to our ongoing continuous improvement and operational excellence programs. We expect to continue to achieve significant savings and benefits from these efforts; however, we may be unable to continue in the future to obtain savings and benefits in line with historical achievements, and our profitability and financial results could be adversely affected.

Our foreign sales and operations may be adversely affected by supply chain disruptions due to political unrest, terrorist acts, and national and international dispute, including Russia's invasion of Ukraine and the conflict between Israel and Hamas.

We conduct a portion of our sales and manufacturing outside the United States. Our foreign sales and operations are subject to a number of risks, including political and economic instability, which could have a material adverse impact on our ability to increase or maintain our international sales and operations. National and international disputes such as war, border closures, civil disturbances and terrorist acts, including Russia's invasion of Ukraine, the conflict between Israel and Hamas and related disturbances in the Middle East may increase the likelihood of already strained supply interruptions and further hinder our ability to access the materials and energy we need to manufacture our products. Additional supply chain disruptions will make it harder for us to find favorable pricing and reliable sources for the materials and energy we need. As a result, such disruptions will put upward pressure on our costs and increase the risk that we may be unable to acquire the materials and energy we need to continue to make certain products, in particular at our manufacturing facilities in Europe.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Risk management and strategy

We have developed processes for assessing, identifying and managing material risks from cybersecurity threats. Our enterprise risk management system incorporates risks from cybersecurity threats alongside other risks to the company. We employ a range of tools and services to inform our assessment, identification and management of material risks from cybersecurity threats, which include from time to time:

- monitoring emerging data protection laws and implementing responsive changes to our processes;
- undertaking periodic reviews of our policies with customers, partners, and suppliers and statements related to cybersecurity;
- conducting cybersecurity management and incident training for employees involved in our systems and processes that handle sensitive data;
- conducting phishing email simulations for employees and contractors with access to corporate email systems;
- requiring employees, as well as third-parties who provide services on our behalf, to treat information and data with care; and
- educating our teams on incident response, conducting tabletop exercises and using the findings to improve our processes and technologies.

We maintain a cybersecurity incident response plan designed to secure the enterprise, mitigate the impact of an incident, restore normal business operations, prevent similar future incidents and comply with applicable regulatory obligations arising from an incident. As part of the above process, we periodically engage with consultants and other third-parties, including annually having a third-party perform penetration testing and review our cybersecurity program to help identify areas for improvement and/or compliance. The Company's cybersecurity procedures have been developed based on the National Institute of Standards and Technology ("NIST") cybersecurity framework. We also engage with a third-party security operation center to assist in monitoring our cybersecurity risk environment. Our risk management processes also address cybersecurity threat risks associated with our use of third-party service providers.

For a discussion of whether and how any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, see "Part I, Item 1A. Risk Factors -- A failure of, or a security breach in a key information technology system or process or other unusual events could compromise our information and expose us to liability, which could adversely affect our business; IT project delays and overruns are possible" which is incorporated by reference into this Item 1C.

As previously disclosed, during the three-month period ending September 30, 2022, the Company became aware of a cyberattack that had been recently made against certain systems within the Company's network environment. The attack temporarily affected operations and caused delays in execution of sales transactions at some locations. In addition, the Company incurred financial costs to investigate and remediate the incident, some of which are expected to be mitigated by insurance. During the incident, the attackers accessed and exfiltrated Company data, including some personally identifying information of certain Company employees. The Company believes it has contained the incident, which only affected certain systems, and it has restored operations and notified affected individuals. The Company has put in place remediation measures designed to help prevent future similar attacks and has proactively undertaken to implement certain other enhancements to its security system.

Governance

Oversight of cybersecurity risk is a joint responsibility of the Board of Directors and the Audit Committee. The Company's Chief Information Officer (the "CIO") provides quarterly updates to the Audit Committee and the chair of the Audit Committee regularly updates the Board of Directors on cybersecurity matters potentially impacting the Company. Additionally, the CIO briefs the Board of Directors on information security matters at least annually.

In addition to oversight by the Audit Committee and the Board of Directors, our CIO chairs a Working Council that includes our Chief Financial Officer, Chief Human Resources and Communications Officer and our Chief Legal and

Administrative Officer. Our IT organization also includes a Chief Information Security Officer who is responsible for establishing processes as well as management of all cyber security risks and programs to mature our NIST posture. Our CIO has served in this role since 2023 and has more than 30 years of experience in the aggregate in various IT leadership roles.   His educational background includes a master's in business administration in Information Systems from The State University of New York at Albany, and a bachelor's degree in electrical engineering from Harcourt Butler Technological Institute, Kanpur, India.

Item 2. *Properties*

As of December 31, 2023, we conduct business in over 100 countries and operate 40 production locations worldwide, with offices and facilities in the United States, United Kingdom, China, Germany, France, Belgium, Poland, India, Canada, Spain, Italy, Mexico, Netherlands and Luxembourg.

Our principal production facilities as of December 31, 2023 are summarized below:

Geographic Region	ATM	FBS
U.S.[1]	17	7
Europe	11	1
Asia/Pacific	3	0
Americas (excluding U.S.)	1	0
Total[2]	32	8

[1] The manufacturing site in Quakertown, Pennsylvania serves both the ATM and FBS segments.

[2] Includes leased sites as follows: United States - 6, Europe - 2, Asia/Pacific - 3, Americas - 1.

We consider all of our operating facilities to be well-maintained, suitable for conducting our operations and business, and adequately insured.

Item 3. *Legal Proceedings*

General

We are involved in various legal proceedings relating to contracts, commercial disputes, taxes, environmental issues, employment and workers' compensation claims, product liability and other matters. We periodically review the status of these proceedings with both inside and outside counsel. We believe that the ultimate disposition of these matters will not have a material effect on the results of operations in a given quarter or year, but no assurances can be given in this regard. Below is a summary of major outstanding litigation.

Litigation

Germany

In January 2015, the Company initiated patent infringement proceedings in Germany against Glatz under multiple low ignition propensity ("LIP") related patents. In December 2017, the Dusseldorf Appeal Court affirmed the German District Court judgment on infringement of EP1482815 against Glatz. The Company filed an action against Glatz in the German District Court to set the amount of damages for the infringement and Glatz filed a counterclaim. Glatz filed an action in the German Patent Court to invalidate the German part of EP1482815. The German Patent Court held that some of the patent claims at issue were invalid and also that another claim at issue was valid. The Company appealed the portion of the decision with respect to the claims held to be invalid. The German Supreme Court held that the claims of German counterpart of EP1482815 relevant to the Glatz infringement action were invalid. This ruling has the effect of nullifying the infringement decision and injunction against Glatz and the Company's claim for damages against Glatz. Glatz's counterclaim against the Company was settled in June 2023. The Company recognized a $4.9 million loss during the three months ended June 30, 2023, which was included in Other income (expense), net in the Consolidated Statements of Income (Loss). The settlement was paid in the three months ended September 30, 2023.

Environmental Matters

The Company's operations are subject to various nations' federal, state and local laws, regulations and ordinances relating to environmental matters. The nature of the Company's operations exposes it to the risk of claims with respect to various environmental matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. While the Company has incurred in the past several years, and will continue to incur, capital and operating expenditures to comply with environmental laws and regulations, it believes that its future cost of compliance with environmental laws, regulations and ordinances, and its exposure to liability for environmental claims and its obligation to participate in the remediation and monitoring of certain hazardous waste disposal sites, will not have a material effect on its financial condition or results of operations. However, future events, such as changes in existing laws and regulations, or unknown contamination or costs of remediation of sites owned, operated or used for waste disposal by the Company (including contamination caused by prior owners and operators of such sites or other waste generators) may give rise to additional costs which could have a material effect on its financial condition or results of operations.

Indemnification Matters

In connection with our spin-off from Kimberly-Clark in 1995, we undertook to indemnify and hold Kimberly-Clark harmless from claims and liabilities related to the businesses transferred to us that were not identified as excluded liabilities in the related agreements. As of December 31, 2023, there were no material claims pending under this indemnification.

In connection with the EP Divestiture, we undertook to indemnify and hold Evergreen Hill Enterprise harmless from claims and liabilities related to the EP business that were identified as excluded or specified liabilities in the related agreements up to an amount not to exceed $10 million. As of December 31, 2023, there were no material claims pending under this indemnification.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information. Our common stock, $0.10 par value per share ("Common Stock") is trading on the New York Stock Exchange (NYSE") under the symbol "MATV." Prior to the Merger, our Common Stock was listed on the NYSE, trading under the symbol "SWM" since November 30, 1995. On February 26, 2024, our stock closed at $16.30 per share.

Performance Graph. The following graph compares the total cumulative stockholder return on our Common Stock during the period from December 31, 2018 through December 31, 2023 with the comparable cumulative total returns of the Russell 2000, S&P SmallCap 600 Capped Materials Index and self-constructed peer group, both of which we consider to be reflective of the performance of the industries in which we operate. The peer group portfolio includes ten U.S. based materials companies including Berry Global Group Inc, Clearwater Paper Corp., Glatfelter Corp., Graphic Packing Holding Corp, Greif Inc., Deluxe Corp., Rayonier Advanced Materials Inc., Sealed Air Corp., Essentra Plc, and Eastman Chemical Co. In 2021, the peer group included Neenah Inc. and Intertape Polymer Group Inc., which were acquired during 2022 and are no longer peer group public entities. They were replaced with Deluxe Corp. and Eastman Chemical Co.

The graph assumes that the value of the investments in the Common Stock and each index were $100 on December 31, 2018, and that all dividends were reinvested. The stock price performance shown on the graph below is not necessarily indicative of future price performance.

Comparison of Cumulative Five-Year Return



Holders. As of February 26, 2024, there were 1902 stockholders of record.

Dividends. We have declared and paid cash dividends on our Common Stock every fiscal quarter since the second quarter of 1996. In 2023, 2022 and 2021, we declared and paid cash dividends totaling $1.00, $1.68, and $1.76 per share, respectively. On February 21, 2024, we announced a cash dividend of $0.10 per share payable on March 22, 2024 to stockholders of record as of the close of business on March 8, 2024. Our credit agreement covenants require that we maintain certain financial ratios, as disclosed in Note 14. Debt of the Notes to Consolidated Financial Statements, none of which under normal business conditions materially limit our ability to pay such dividends. We will continue to assess our dividend policy in light of our overall strategy, cash generation, debt levels and ongoing requirements for cash to fund operations and to pursue possible strategic opportunities.

Recent Sales of Unregistered Securities. We had no unregistered sales of equity securities during the fiscal year ended December 31, 2023.

Repurchases of Equity Securities. The following table indicates the cost of and number of shares of our Common Stock we have repurchased during 2023 and the remaining amount of share repurchases currently authorized by our Board of Directors as of December 31, 2023:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs		Approximate Dollar Value of Shares that May Yet be Purchased Under the Programs
			(# shares)	(in millions)	
January 1 - March 31, 2023	54,435	$ 24.37	—	$ —	$ —
April 1 - June 30, 2023	64,344	20.37	—	—	—
July 1-September 30, 2023	281,920	15.83	280,939	4.4	—
October 1-October 31, 2023	258,447	13.70	258,447	3.6	25.6
November 1-November 30, 2023	—	—	—	—	22.0
December 1-December 31, 2023	—	—	—	—	22.0
Total 2023	659,146	$ 16.14	539,386	$ 8.0	$ 22.0

Transactions represent the purchase of vested restricted shares from employees to satisfy minimum tax withholding requirements upon vesting of stock-based awards and shares purchased as part of our repurchase program approved in July 2023 and announced on August 2, 2023.

In August 2023, the Board of Directors authorized the repurchase of shares of Mativ Common Stock in an amount not to exceed $30.0 million. Under the current $30.0 million authorization for the share repurchases, the Company purchased 539, 386 shares for $8.0 million as of February 26, 2024.

From time to time, the Company uses corporate 10b5-1 plans to allow for share repurchases to be made at predetermined stock price levels, without restricting such repurchases to specific windows of time. Any future common stock repurchases will be dependent upon various factors, including the stock price of our Common Stock, strategic opportunities, strategic outlook and cash availability. From time-to-time, certain of our officers and directors may sell shares pursuant to personal 10b5-1 plans.

Item 6. *Selected Financial Data*

Due to the significance of the EP Divestiture, which is accounted for as discontinued operations, and the Merger and the resulting change in our reportable segments, management concluded the historical selected information is not informative; therefore, it is intentionally omitted. Refer to the unaudited pro forma condensed consolidated balance sheet as of September 30, 2023, and the unaudited pro forma condensed Consolidated Statements of Income (Loss) for the nine months ended September 30, 2023, and Consolidated Statements of Income (Loss) for the years ended December 31, 2022, 2021, and 2020 in the Company's Current Report on Form 8-K/A filed with the SEC on December 6, 2023, and the supplemental combined legacy financial information in the Company's Current Report on Form 8-K filed with the SEC on December 22, 2022.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following is a discussion of our financial condition and results of operations. This discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The discussion of our financial condition and results of operations includes various forward-looking statements about our markets, the demand for our products and our future prospects. These statements are based on certain assumptions that we consider reasonable. For information about risks and exposures relating to us and our business, you should read the sections entitled "Factors That May Affect Future Results," in Part I, Item 1A of this Annual Report on Form 10-K and "Forward Looking Statements" at the end of this Item 7. Unless the context indicates otherwise, references to "Mativ," the "Company," "we," "us," "our," or similar terms include Mativ Holdings, Inc. and our consolidated subsidiaries.

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our financial statements with an understanding of our recent performance, our financial condition and our prospects.

As discussed in Note 9. Discontinued Operations of the Notes to Consolidated Financial Statements, the results from continuing operations exclude the results of our EP Business for all periods presented. All information presented within this MD&A is on a continuing operations basis.

EP Divestiture

On August 1, 2023, the Company entered into the Offer Letter with Evergreen Hill Enterprise pursuant to which Evergreen Hill Enterprise made the Offer to acquire the Company's EP Business for $620.0 million in cash, subject to customary closing date adjustments. Pursuant to the terms of the Offer Letter, following the conclusion of the French Consultation Process, the Company accepted Evergreen Hill Enterprise's Offer and countersigned the Purchase Agreement, with respect to the EP divestiture on October 4, 2023. On November 30, 2023 the Company completed the sale of the EP Business. With the sale of the EP business, Mativ ceased participating in tobacco-based products markets.

Effective with the Offer, the EP business is presented as a discontinued operation for all periods presented. Current and non-current assets and liabilities of the EP business are classified as held for sale, and certain prior period amounts have been retrospectively revised to reflect these changes. The consolidated financial statements and the notes thereto, unless otherwise indicated, are on a continuing operations basis. Refer to Note 9. Discontinued Operations of the Notes to Consolidated Financial Statements for more information on the discontinued operation and transaction.

Merger

On July 6, 2022, the Company completed its previously announced Merger with Neenah, pursuant to which a wholly-owned subsidiary merged with and into Neenah, with Neenah surviving as a direct and wholly-owned subsidiary of the Company. Refer to Note 5. Business Acquisition of the Notes to the Consolidated Financial Statements for further information related to the Merger. Refer to Note 21. Segment Information of the Notes to the Consolidated Financial Statements for information on our segments after the Merger.

CRITICAL ACCOUNTING ESTIMATES

We disclose those accounting estimates that we consider to be significant in determining the amounts to be utilized for communicating our consolidated financial position, results of operations and cash flows in the first note to our consolidated financial statements included elsewhere herein. Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the U.S., which require management to make estimates that affect the amounts of revenues, expenses, assets and liabilities reported and disclosure of contingencies. Changes in these estimates could have a material impact on our financial position, results of operations, and cash flows. We discussed with the Audit Committee of the Board of Directors the estimates and judgments made for each of the following items and our accounting for and presentation of these items in the accompanying consolidated financial statements:

Income Taxes

Our income tax expense (benefit), deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management's best estimate of current and future taxes to be paid. We are subject to income taxes in the U.S. and numerous foreign jurisdictions. The complexity of our global structure requires technical expertise in determining the allocation of income to each of these jurisdictions and consolidated income tax expense (benefit).

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets in the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results adjusted for the results of discontinued operations and incorporate assumptions about the amount of future state, federal, and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require the use of significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income (loss).

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations. Accounting Standards Codification Topic No. 740, Income Taxes ("ASC 740"), states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. We record unrecognized tax benefits as liabilities in accordance with ASC 740 and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

Contingencies

We accrue an estimated loss by taking a charge to income when the likelihood that a future event, such as a legal proceeding, will result in a loss or the occurrence of a liability is probable, and the amount of loss can be reasonably estimated. We disclose material contingencies if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued, we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial condition, results of operations, and our cash flows.

For further information, refer to "Litigation" in Part I, Item 3, "Legal Proceedings" and Note 20. Commitments and Contingencies of the Notes to Consolidated Financial Statements.

Property, Plant and Equipment Valuation

Certain of our manufacturing processes are capital intensive; as a result, we make substantial investments in property, plant and equipment which are recorded at cost. Net property, plant and equipment comprised 25% of our total assets as of December 31, 2023. Property, plant and equipment is depreciated on the straight-line method over the estimated useful lives of the assets. Production machines and related equipment are not subject to substantial technological changes rendering them obsolete and are generally depreciated over estimated useful lives of 5 to 20 years. When indications of impairment exist, we assess the likelihood of recovering the cost of long-lived assets based on our expectation of future profitability and undiscounted cash flow of the related asset group. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of property, plant and equipment. Changes in management's estimates and plans could significantly impact our financial condition, results of operations and cash flows.

In recent years, we have restructured our operations to improve our competitiveness, drive efficiencies, and enhance profitability, which, in certain circumstances, resulted in charges related to accelerated depreciation, asset impairments, and employee severances. Management continues to evaluate ways to drive efficiencies, and further restructuring efforts may be possible that could result in additional charges of similar nature.

Business Combinations

Accounting for business combinations requires us to recognize, separately from goodwill, the assets acquired and the liabilities assumed ("net assets") at their acquisition date fair values. Goodwill is measured as the excess of consideration transferred over the net assets acquired at their respective fair values as of the acquisition date. The estimated fair values are based upon quoted market prices and widely accepted valuation techniques, which require significant estimates and assumptions including, but not limited to, estimating future cash flows and developing appropriate growth and discount rates. In particular, the estimated fair value of intangible assets acquired may consider available historical information along with expectations and assumptions about future performance. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. Changes in these assumptions may have a significant impact on the fair value of assets acquired and liabilities assumed. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding adjustment to goodwill, based on new information obtained about the facts and circumstances that existed as of the acquisition date. Upon the conclusion of the measurement period or final determination of the values of net assets acquired, whichever comes first, any subsequent adjustments are recorded to our Consolidated Statements of Income (Loss). Refer to Note 5. Business Acquisition, of the Notes to Consolidated Financial Statements for additional information.

Goodwill and Unamortized Intangible Assets

Goodwill is not subject to amortization and is tested for impairment annually, during the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset may be impaired. We first evaluate qualitative factors, such as macroeconomic conditions and our overall financial performance by reporting unit to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Goodwill is measured as the excess of consideration transferred over the net assets acquired at their respective fair values as of the acquisition date. Goodwill is tested for impairment at the reporting unit level. We then evaluate how significant each of the identified factors could be to the fair value or carrying amount of a reporting unit and weigh these factors in totality in forming a conclusion of whether or not it is more likely than not that the fair value of a reporting unit is less than its carrying amount (the "Step 0 Test"). Goodwill is not impaired if we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount. Otherwise, we would proceed to the goodwill impairment test. In the goodwill impairment test, fair value of a reporting unit is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the reporting unit's net assets exceeds its fair value, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over its implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. During the year ended December 31, 2023, we performed an interim quantitative goodwill impairment test, which resulted in a non-cash impairment charge of $401.0 million in the third quarter of 2023. Refer to Note 10. Goodwill, of the Notes to Consolidated Financial Statements for additional information. The annual impairment test performed on October 1, 2023 and 2022 did not indicate any further impairment of goodwill.

Intangible assets with finite lives are amortized over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss would be indicated when estimated undiscounted future cash flows from the use of the asset are less than its carrying amount. An impairment loss would be measured as the difference between the fair value (based on discounted future cash flows) and the carrying amount of the asset. Estimated useful lives range from 12 to 23 years for customer relationships and 4 to 20 years for developed technology, patents and other intangible assets. Certain trade names are estimated to have indefinite useful lives and as such are not amortized. Intangible assets with indefinite lives are reviewed for impairment following a method similar to the impairment testing for Goodwill. Testing of these assets is performed annually and whenever events and circumstances indicate that impairment may have occurred. The annual impairment tests performed on October 1, 2023 and 2022 did not indicate any impairment of intangible assets.

The fair value estimates used in the assessment of impairment for both goodwill and intangible assets consider historical trends in addition to significant assumptions including projections of future performance. Changes in these assumptions can have a significant impact on the assessment of fair value.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

For a discussion regarding recently adopted accounting pronouncements, refer to Recently adopted Accounting Pronouncements included in Note 2. Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements.

SUMMARY

In 2023, Mativ reported a net loss of $507.7 million on total net sales of $2,026.0 million. Compared to the prior year, net sales increased $389.1 million, or 23.8%. Sales reflected the full-year impact of the Merger with Neenah, as well as lower volume, partially offset by higher selling prices and favorable foreign currency translation. ATM and FBS segment net sales increased $213.8 million, or 15.3% and $175.3 million, or 72.8%, respectively, compared to prior year primarily driven by the full-year impact of the Merger with Neenah.

The increase in net loss in 2023 compared to 2022 was primarily due to the goodwill impairment recorded of $401.0 million. For more information on the goodwill impairment, refer to Note 10. Goodwill of the Notes to Consolidated Financial Statements. The Company incurred significant integration and divestiture expenses that impacted net income of $43.2 million and $72.7 million, in 2023 and 2022, respectively, related to the Merger and associated integration, and divestiture costs related costs related to the sale of the EP Business. The Company also incurred restructuring and other impairment charges of $22.6 million and $19.1 million, in 2023 and 2022, respectively, primarily related to exiting certain end markets and site closures.

RESULTS OF OPERATIONS

		Years Ended December 31,			
		2023	**2022** [1]		**2021** [2]
		(in millions, except per share amounts)			
Net sales	$	2,026.0	$ 1,636.9	$	930.7
Cost of products sold		1,670.2	1,330.9		747.5
Gross profit		355.8	306.0		183.2
Selling expense		78.9	59.8		32.5
Research and development expense		21.2	18.8		11.8
General expense		246.0	248.5		153.2
Total nonmanufacturing expenses		346.1	327.1		197.5
Goodwill impairment expense		401.0	—		—
Restructuring and other impairment expense		22.6	19.1		1.9
Operating loss		(413.9)	(40.2)		(16.2)
Interest expense		62.2	57.3		40.4
Other income (expense), net		(4.8)	1.0		30.1
Loss from continuing operations before income taxes		(480.9)	(96.5)		(26.5)
Income tax (expense) benefit		(26.8)	27.6		28.2
Net income (loss) from continuing operations		(507.7)	(68.9)		1.7
Income from discontinued operations, net of tax		198.2	62.3		87.2
Net income (loss)	$	(309.5)	$ (6.6)	$	88.9
Dividends to participating securities		(0.7)	(0.9)		(0.6)
Undistributed earnings available to participating securities		—	—		(0.5)
Net income (loss) attributable to common stockholders	$	(310.2)	$ (7.5)	$	87.8
Net income (loss) per share from continuing operations					
Basic	$	(9.33)	$ (1.64)	$	0.02
Diluted	$	(9.33)	$ (1.64)	$	0.02

[1] Results during the year ended December 31, 2022 include Neenah from the July 6, 2022 acquisition date to December 31, 2022.

[2] Results during the year ended December 31, 2021 include Scapa from the April 15, 2021 acquisition date to December 31, 2021.

Comparison of the Years Ended December 31, 2023 and 2022

Net Sales

The following table presents net sales by segment (in millions):

	2023	2022	Change	Percent Change
Advanced Technical Materials	$ 1,610.0	$ 1,396.2	$ 213.8	15.3 %
Fiber-Based Solutions	416.0	240.7	175.3	72.8 %
Total	$ 2,026.0	$ 1,636.9	$ 389.1	23.8 %

Net sales of $2,026.0 million during the year ended December 31, 2023 increased $389.1 million, or 23.8% compared to the prior year-end. ATM segment net sales of $1,610.0 million during the year ended December 31, 2023 increased $213.8 million, or 15.3% compared to prior year-end. Sales reflected the full-year impact of the Merger with Neenah, and lower volumes partly offset by higher selling prices and favorable currency translation.

FBS segment net sales of $416.0 million during the year ended December 31, 2023 increased $175.3 million, or 72.8% compared to the prior year-end. Sales reflected the full-year impact of the Merger with Neenah, and lower volume partly offset by higher selling prices.

Gross Profit

The following table presents gross profit (in millions):

	2023	2022	Change	Percent Change	Percent of Net Sales 2023	Percent of Net Sales 2022
Net sales	$ 2,026.0	$ 1,636.9	$ 389.1	23.8 %	100.0 %	100.0 %
Cost of products sold	1,670.2	1,330.9	339.3	25.5 %	82.4 %	81.3 %
Gross profit	$ 355.8	$ 306.0	$ 49.8	16.3 %	17.6 %	18.7 %

Gross profit of $355.8 million during the year ended December 31, 2023 increased $49.8 million, or 16.3%, compared to the prior year-end. ATM gross profit increased $35.4 million, or 13.1% and FBS gross profit increased $14.4 million, or 40.9%, which reflected the full-year impact of the Merger with Neenah, as well as price increases and lower input costs.

Nonmanufacturing Expenses

The following table presents nonmanufacturing expenses (in millions):

	2023	2022	Change	Percent Change	Percent of Net Sales 2023	Percent of Net Sales 2022
Selling expense	$ 78.9	$ 59.8	$ 19.1	31.9 %	3.9 %	3.7 %
Research and development expense	21.2	18.8	2.4	12.8 %	1.0 %	1.1 %
General expense	246.0	248.5	(2.5)	(1.0)%	12.1 %	15.2 %
Nonmanufacturing expenses	$ 346.1	$ 327.1	$ 19.0	5.8 %	17.0 %	20.0 %

Nonmanufacturing expenses of $346.1 million during the year ended December 31, 2023 increased $19.0 million, or 5.8%, compared to the prior year-end primarily driven by the full-year impact of the Merger with Neenah including integration related costs.

Restructuring and Other Impairment Expense

The following table presents restructuring and other impairment expense by segment (in millions):

					Percent of Net Sales	
	2023	2022	Change		2023	2022
Advanced Technical Materials	$ 12.4	$ 17.2	$ (4.8)		0.8 %	1.2 %
Fiber-Based Solutions	9.9	1.1	8.8		2.4 %	0.5 %
Unallocated expenses	0.3	0.8	(0.5)			
Total	$ 22.6	$ 19.1	$ 3.5		1.1 %	1.2 %

The Company incurred total restructuring and other impairment expense of $22.6 million in the year ended December 31, 2023, compared to $19.1 million in the year ended December 31, 2022, an increase of $3.5 million, or 18.3%.

In the current year period, restructuring and other impairment expense in the ATM segment of $12.4 million was comprised of fixed asset and certain other asset impairments related to facilities where we have announced closures or have classified as held for sale. The facility actions are primarily a result of decisions to exit certain product end markets amid ongoing manufacturing optimization efforts. The facilities are expected to cease operations in 2024 and one facility is expected to be sold in Q1 of 2024. The Company recognized $17.2 million of restructuring and other impairment expense in the prior-year period in the ATM segment primarily due to a $12.9 million impairment of certain assets in conjunction with the divestiture of a portion of the ATM segment serving the industrials end market. The assets were sold during the third quarter of 2022 for net proceeds of $4.6 million and a loss of $0.4 million.

In the FBS segment, the Company incurred $9.9 million of restructuring and other impairment expense for the year ended December 31, 2023 related to long-lived assets at our Eerbeek, Netherlands facility. An impairment assessment was performed after significant changes in market conditions, including the entrance of new competitors and products caused management to revise our long-term view on pricing and volume recovery. The impairment reduced the carrying value of the assets to fair value, which was determined using management estimates for future cash flows. In the prior-year period, restructuring and other impairment expense in the FBS segment of $1.1 million was related to closed facilities.

Operating Profit (Loss)

The following table presents operating profit (loss) by segment (in millions):

				Percent	Return on Net Sales	
	2023	2022	Change	Change	2023	2022
Advanced Technical Materials	$ (281.5)	$ 98.8	$ (380.3)	N.M.	(17.5)%	7.1 %
Fiber-Based Solutions	4.6	15.0	(10.4)	(69.3)%	1.1 %	6.2 %
Unallocated expenses	(137.0)	(154.0)	17.0	11.0 %		
Total	$ (413.9)	$ (40.2)	$ (373.7)		(20.4)%	(2.5)%

Operating loss was $413.9 million in the year ended December 31, 2023, compared to $40.2 million in the year ended December 31, 2022, a decrease of $373.7 million.

In the ATM segment, operating loss in the year ended December 31, 2023 was $281.5 million compared to operating profit of $98.8 million in the year ended December 31, 2022, a decrease of $380.3 million. primarily attributed to a goodwill impairment recorded of $401.0 million. For more information on the goodwill impairment, refer to Note 10. Goodwill of the Notes to Consolidated Financial Statements. In the FBS segment, operating profit in the year ended December 31, 2023 was $4.6 million, a decrease of $10.4 million, or 69.3%, compared to the prior year-end.

Unallocated expenses in the year ended December 31, 2023 were $137.0 million, a decrease of $17.0 million, or 11.0%, compared to the prior year-end. The decrease compared to the prior year period is primarily due to the higher integration related costs incurred in the prior year period.

Interest Expense

Interest expense was $62.2 million in the year ended December 31, 2023, an increase of $4.9 million, or 8.6%, compared to the year ended December 31, 2022. Interest expense increased mainly due to the incremental expense of assuming Neenah's debt and higher average interest rates.

The weighted average effective interest rate on our debt facilities, including the impact of interest rate hedges, was approximately 5.98% and 5.11% for the years-ended December 31, 2023 and 2022, respectively.

Other Income (Expense), Net

Other income (expense), net was expense of $4.8 million in the year ended December 31, 2023 compared to income of $1.0 million for the year ended December 31, 2022, an increase in expense of $5.8 million. The increase in expense was driven by legal and tax settlement expenses.

Income Taxes

The $26.8 million expense and $27.6 million benefit for income taxes in the years-ended December 31, 2023 and 2022, respectively, resulted in an effective tax rate of (5.6)% compared with 28.6% in the prior year. The net change was primarily due to adjustments to valuation allowances, non-deductible goodwill impairment, and acquisition related nondeductible expenses due to the Merger.

Net Loss and Loss per Share

Net loss in the year ended December 31, 2023 was $507.7 million, or $9.33 per diluted share, compared to net loss of $68.9 million, or $1.64 per diluted share, during the prior year period.

For a comparison of the Company's results of operations for the year ended December 31, 2022 to the year ended December 31, 2021, refer to Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on March 1, 2023.

Discontinued Operations

Net income from discontinued operations in the year ended December 31, 2023 was $198.2 million, or $3.64 per diluted share, compared to net income of $62.3 million, or $1.46 per diluted share, during the prior year period. The Company recorded a gain on sale of the EP business of $176.3 million ($170.0 million, net of income taxes) in discontinued operations in the year ended December 31, 2023. The gain and cash proceeds are subject to customary working capital adjustments during a specified period following the sale close date.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity & Debt Overview

As of December 31, 2023, the Company had $1,104.6 million of total debt, a decrease of $585.4 million year over year, $120.2 million of cash, and undrawn capacity on its $600.0 million revolving line of credit facility (the "Revolving Facility") of $333.6 million. Per the terms of the Company's amended Credit Agreement, net leverage was 3.93 at December 31, 2023, versus a current maximum covenant ratio of 4.50x. The Company's nearest debt maturity is our 6.875% senior unsecured notes which are due in 2026.

A major factor in our liquidity and capital resource planning is our generation of cash flow from operations, which is sensitive to changes in the mix of products sold, volume and pricing of our products, as well as changes in our production volumes, costs and working capital. Our liquidity is supplemented by funds available under our Revolving Facility with a syndicate of banks that is used as either operating conditions or strategic opportunities warrant.

Cash Requirements

As of December 31, 2023, $117.3 million of our $120.2 million of cash and cash equivalents was held by foreign subsidiaries. Cash paid for income taxes (net of refunds) was $37.5 million for the year ended December 31, 2023. We believe that our sources of liquidity and capital, including cash on-hand, cash generated from operations and our existing credit facilities, will be sufficient to finance our continued operations, our current and long-term growth plans, and dividend payments.

Cash Provided by Operations

Net cash provided by operations was $76.6 million in the year ended December 31, 2023, compared with $124.6 million in the prior year. The decrease was related to year-over-year movements in working capital related cash flows. The Company incurred significant costs for advisory fees, transaction expenses, and integration costs all related to the Merger and the EP business sale.

Working Capital

As of December 31, 2023, we had net operating working capital (excluding Current assets held for sale of discontinued operations and Current liabilities held for sale of discontinued operations) of $433.9 million including cash and cash equivalents of $120.2 million, compared with net operating working capital of $411.7 million including cash and cash equivalents of $101.1 million as of December 31, 2022. The increase is attributable primarily to an increase in cash.

In the year ended December 31, 2023, net changes in operating working capital decreased cash flow by $19.8 million primarily related to decreases in accounts payable and other current liabilities. In 2022, net changes in operating working capital increased cash flow by $63.1 million. The most significant prior year working capital related cash inflow was related to the decrease in accounts receivables as a result of the accounts receivable sales agreement entered into during the prior year. Refer to Note 6. Accounts Receivable, Net of the Notes to Consolidated Financial Statements for further information on our accounts receivable sales programs.

Cash Used in Investing

Cash used for investing activities in the year ended December 31, 2023 was $61.4 million compared to $469.3 million in the prior year. Cash used in investing activities for the current year was mainly attributable to capital spending, and reflected the addition of the Neenah operations. Cash used in investing activities in the prior year reflects Merger consideration of $518.5 million related to the repayment on Neenah's outstanding debt and acquisition related costs incurred by Neenah, partially offset by $55.9 million cash acquired. In addition, capital spending in the prior year was $45.6 million, partially offset by $35.8 million received from settlement of cross-currency swap contracts.

Cash Provided by Financing Activities

Cash used in financing activities in the year ended December 31, 2023 was $662.0 million compared to cash provided by financing activities of $332.5 million in the prior year. During the year ended December 31, 2023, financing activities primarily consisted of payments on our long-term debt of $834.6 million, $241.0 million of borrowings under the revolving credit facility and $55.3 million of dividends paid to the Company's stockholders.

During the year ended December 31, 2022, financing activities consisted primarily of $774.9 million of proceeds from borrowings under the Delayed Draw Term Loan Facility and Revolving Facility. The proceeds from the Delayed Draw Term Loan was used to repay Neenah's outstanding debt of $504.9 million upon consummation of the Merger. Refer to Note 5. Business Acquisition of the Notes to Consolidated Financial Statements for further discussion of the total Merger consideration. The proceeds were partially offset by $340.6 million of payments on our long-term debt, which includes a pay down of $227.0 million on our Revolving Facility, $72.2 million in cash paid for dividends declared to the Company's stockholders, and $22.1 million of payments for debt issuance costs associated with the amendment of our Credit Agreement and the Bridge Facility, as discussed in Note 14. Debt of the Notes to Consolidated Financial Statements.

Dividend Payments

We have declared and paid cash dividends on our common stock every fiscal quarter since the second quarter of 1996. On February 21, 2024, we announced a cash dividend of $0.10 per share payable on March 22, 2024, to stockholders of record as of the close of business on March 8, 2024. The covenants contained in our Indenture and amended Credit Agreement, each, as defined below in "Debt Instruments and Related Covenants," require that we maintain certain financial ratios, as disclosed in Note 14. Debt of the Notes to Consolidated Financial Statements, none of which under normal business conditions materially limit our ability to pay such dividends. We will continue to assess our dividend policy in light of our overall strategy, cash generation, debt levels and ongoing requirements for cash to fund operations and to pursue possible strategic opportunities.

Share Repurchases

In 2023 we repurchased 659,146 shares of our common stock at a cost of $10.7 million, of which $8.0 million were repurchased as part of the share buyback program authorized by the Board of Directors in August 2023. In 2022, we repurchased 273,027 shares of our common stock at a cost of $6.9 million. Shares that are not part of the buyback program are repurchased for the value of employees' stock-based compensation share awards surrendered to satisfy their personal statutory income tax withholding obligations.

Debt Instruments and Related Covenants

The following table presents activity related to our debt instruments for the years-ended (in millions):

	Years Ended December 31,	
	2023	**2022**
Proceeds from long-term debt	$ 241.0	$ 774.9
Payments on long-term debt	(834.6)	(340.6)
Net (payments) proceeds from borrowings	$ (593.6)	$ 434.3

Net repayments from borrowings were $593.6 million during the year ended December 31, 2023 compared to net proceeds from borrowings of $434.3 million during the prior year-end.

Credit Agreement

On September 25, 2018, the Company entered into a $700.0 million credit agreement (the "Credit Agreement"), which replaced the Company's previous senior secured credit facilities and provided for a five-year $500.0 million revolving line of credit (the "Revolving Credit Facility") and a seven-year $200.0 million bank term loan facility (the "Term Loan A Facility"). Subject to certain conditions, including the absence of a default or event of default under the Credit Agreement, the Company may request incremental loans to be extended under the Revolving Credit Facility or as additional Term Loan Facilities so long as the Company is in pro forma compliance with the financial covenants set forth in the Credit Agreement and the aggregate of such increases does not exceed $400.0 million. Refer to Note 14. Debt of the Notes to Consolidated Financial Statements, for more information.

On February 10, 2021, we amended our Credit Agreement to, among other things, add a new seven-year $350.0 million Term Loan B Facility (the "Term Loan B Facility") and to decrease the incremental loans that may be extended at the Company's request to $250.0 million. The Credit Agreement was further amended effective February 22, 2022 to adjust the step-down schedule for the maximum net debt to EBITDA ratio. Refer to Note 14. Debt of the Notes to Consolidated Financial Statements for additional information about the Term Loan B Facility. The balance under the Term Loan B Facility was $160.5 million as of December 31, 2023.

In connection with the Merger, we further amended our Credit Agreement on May 6, 2022 in order to extend the maturity of the Revolving Credit Facility and the Term Loan A Facility to May 6, 2027, and to increase the availability under the Revolving Credit Facility, subject to consummation of the Merger, to $600.0 million. Additionally, we added a $650.0 million delayed draw term loan facility (the "Delayed Draw Term Loan Facility") to be funded concurrent with the closing of the Merger.

On July 5, 2022, in connection with the consummation of the Merger, the Company borrowed $650.0 million under the Delayed Draw Term Loan Facility. The funds were used to repay all of Neenah's outstanding debt of $445.9 million under its term loan B facility and $59.0 million under its global secured revolving credit facility, as well as pay down $100.0 million of our Revolving Facility. In addition, we terminated the Bridge Facility. Refer to Note 14. Debt of the Notes to Consolidated Financial Statements, for further information related to the Delayed Draw Term Loan Facility. In addition, upon consummation of the Merger, we assumed Neenah's project financing agreement for the construction of a melt blown machine (the "German Loan Agreement"). The German Loan Agreement provided €10.0 million ($10.7 million as of May 30, 2022) of construction financing which is secured by the melt blown machine. Refer to Note 14. Debt of the Notes to Consolidated Financial Statements for further information related to the German Loan Agreement.

In December 2022, $127.0 million of cash from operations was used to repay our Revolving Facility.

Effective July 1, 2023, pursuant to the amended Credit Agreement on June 5, 2023, borrowings under the Term Loan B Facility in U.S. dollar will bear interest equal to a forward-looking term rate based on Term SOFR (subject to a minimum floor of 0.75%) plus 2.75%. Borrowings under the Term Loan B Facility in Euros will bear interest equal to EURIBOR (subject to a minimum floor of 0%) plus 3.75%.

On September 29, 2023, the Company further amended its Credit Agreement to permit the consummation of the sale of the Company's EP business. Under the terms of the Amended Credit Agreement, Mativ will continue to be required to maintain certain financial ratios and comply with certain financial covenants consistent with the Prior Agreement, including a requirement to maintain a maximum net debt to EBITDA ratio of (a) 4.75 to 1.00 for the consecutive trailing four fiscal quarter period ended September 30, 2023, (b) (i) solely if the Transaction has not been completed on or before December 31, 2023, 4.75 to 1.00, or (ii) otherwise, 4.50 to 1.00, for such period ended December 31, 2023, and (c) 4.50 to 1.00 for such period ended March 31, 2024 and thereafter.

In December 2023, $641.2 million of cash from proceeds from the sale of the Company's Engineered Papers business was used to repay a portion of our Revolving Credit Facility, Term Loan A Facility, Term Loan B Facility, and Delayed Draw Term Loan Facility.

Borrowings under the amended Term Loan A Facility ("Term Loan A Credit Facility") will bear interest, at a rate equal to either (1) a forward-looking term rate based on the Secured Overnight Financing Rate ("Term SOFR"), plus the applicable margin or (2) the highest of (a) the federal funds effective rate plus 0.5%, (b) the rate of interest as published by the Wall Street Journal as the "bank prime loan" rate, and (c) Term SOFR plus 1.0%, in each case plus the applicable margin. The applicable margin for borrowings under the Term Loan A Credit Facility is expected to range from 1.25% to 2.75% for SOFR loans and from 0.25% to 1.75% for base rate loans, in each case depending on the Company's then current net debt to EBITDA ratio.

Borrowings under the amended Revolving Facility or the Delayed Draw Term Loan facility in U.S. dollars will bear interest, at the Company's option, at a rate equal to either (1) a forward-looking term rate based on Term SOFR, plus the applicable margin or (2) the highest of (a) the federal funds effective rate plus 0.5%, (b) the rate of interest as published by the Wall Street Journal as the "bank prime loan" rate, and (c) one-month Term SOFR plus 1.0%, in each case plus the applicable margin. Borrowings under the Revolving Facility in Euros will bear interest at a rate equal to the reserve-adjusted Euro interbank offered rate, or EURIBOR, plus the applicable margin. The applicable margin for borrowings under the revolving credit agreement is expected to range from 1.00% to 2.50% for SOFR loans and EURIBOR loans, and from 0.00% to 1.50% for base rate loans, in each case, depending on the Company's then current net debt to EBITDA ratio.

Borrowings under the Term Loan B Facility will bear interest, equal to a forward-looking term rate based on Term SOFR (subject to a minimum floor of 0.75%) plus 2.75%. Borrowings under the Term Loan B Facility in Euros will bear interest equal to EURIBOR (subject to a minimum floor of 0%) plus 3.75%.

Under the terms of the amended Credit Agreement, the Company is required to maintain certain financial ratios and comply with certain financial covenants, including maintaining a net debt to EBITDA ratio, as defined in the amended Credit Agreement, calculated on a trailing four fiscal quarter basis, not greater than 4.50x and an interest coverage ratio, also as defined in the amended Credit Agreement, of not less than 3.00x. The maximum allowable net debt to EBITDA ratio has decreased quarterly returning to 4.50x effective as of December 2023. In addition, borrowings and loans made under the amended Credit Agreement are secured by substantially all of the Company's and the guarantors' personal property, excluding certain customary items of collateral, and will be guaranteed by the Company's existing and future wholly-owned direct material domestic subsidiaries and by SWM Luxembourg.

The Company was in compliance with all of its covenants under the amended Credit Agreement at December 31, 2023. With the current level of borrowing and forecasted results, we expect to remain in compliance with our amended Credit Agreement financial covenants. The determination of the forecasted financial covenants requires management to make significant estimates and assumptions related to forecasts of future cash flows, future net debt, and future benefits from Merger synergies. Changes to the forecasted revenue growth, earnings before income taxes, depreciation and amortization ("EBITDA"), net debt, and benefits from Merger synergies may result in a significantly different estimate of our forecasted financial covenant ratios.

Our total debt to capital ratios, as calculated under the amended Credit Agreement, at December 31, 2023 and December 31, 2022 were 53.8% and 58.9%, respectively.

Debt Commitment Letter

Prior to the Merger, we obtained financing commitments for (i) a $648.0 million senior 364-day unsecured bridge facility (the "Bridge Facility") and (ii) a $500.0 million senior secured revolving credit facility pursuant to a commitment letter (the "Debt Commitment Letter") dated as of March 28, 2022. On May 6, 2022, in conjunction with further amendment of our Credit Agreement, the Debt Commitment Letter was amended, reducing the commitments under the Bridge Facility and senior secured revolving credit facility to $50.0 million and zero, respectively. Upon consummation of the Merger, we terminated our Bridge Facility.

Indenture for 6.875% Senior Unsecured Notes Due 2026

On September 25, 2018, the Company closed a private offering of $350.0 million of 6.875% senior unsecured notes due 2026 (the "Notes"). The Notes were sold in a private placement in reliance on Rule 144A and Regulation S under the Securities Act of 1933, as amended, pursuant to a purchase agreement between the Company, certain subsidiaries of the Company and a third-party financial institution as representative of the initial purchasers. The Notes are guaranteed on a senior unsecured basis by each of the Company's existing and future wholly owned subsidiaries that is a borrower under or that guarantees obligations under the amended Credit Agreement or that guarantees certain other indebtedness, subject to certain exceptions.

The Notes were issued pursuant to an Indenture, dated as of September 25, 2018 (the "Indenture"), by and among the Company, the guarantors listed therein and a third-party financial institution, as trustee. The Indenture provides that interest on the Notes will accrue from September 25, 2018, and is payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2019, and the Notes mature on October 1, 2026.

The Company may redeem some or all of the Notes at any time on or after October 1, 2021, at the redemption prices set forth in the Indenture, together with accrued and unpaid interest, if any, to, but excluding, the redemption date. If the Company sells certain assets or consummates certain change of control transactions, the Company will be required to make an offer to repurchase the Notes, subject to certain conditions.

The Indenture contains certain covenants that, among other things, limit the Company's ability and the ability of its restricted subsidiaries to incur additional indebtedness, make certain dividends, repurchase Company stock or make other distributions, make certain investments, create liens, transfer or sell assets, merge or consolidate and enter into transactions with the Company's affiliates. Such covenants are subject to a number of exceptions and qualifications set forth in the Indenture. The Indenture also contains certain customary events of default, including failure to make payments in respect of the principal amount of the Notes, failure to make payments of interest on the Notes when due and payable, failure to comply with certain covenants and agreements and certain events of bankruptcy or insolvency. The Company was in compliance with all of its covenants under the Indenture at December 31, 2023.

For a comparison of liquidity and capital resources and the Company's cash flow activities for the fiscal year ended December 31, 2022 and 2021, refer to Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on March 1, 2023.

Notional Cash Pooling

On November 15, 2022, certain of the Company's subsidiaries entered into a notional cash pooling arrangement with a third-party financial institution to manage global liquidity requirements. As part of the pooling agreement, the participating subsidiaries combine their cash balances in pooling accounts at a third-party financial institution with the ability to offset bank overdrafts of one participant against the positive cash account balances held by another participant. Under the terms of the notional pooling agreement, the financial institution has the right, ability, and intent to offset a positive balance in one account against an overdrawn amount in another account. Amounts in each of the accounts are unencumbered and unrestricted with respect to use. As such, the net cash balance related to this pooling arrangement is included in Cash and cash equivalents in the Consolidated Balance Sheets.

Other Factors affecting Liquidity and Capital Resources

Debt Interest Obligations. Debt interest obligations as of December 31, 2023 amount to $294.9 million over the next five years, Approximately $88.0 million, $87.9 million, and $82.2 million is due annually in 2024, 2025, and 2026, respectively, with the remainder being due in 2027 and 2028.

Other Obligations. We have certain purchase obligations as of December 31, 2023, under which we are required to make minimum payments for goods and services including raw materials, capital projects and energy. These obligations amount to approximately $79.2 million of which $69.4 million is obligated over the next year and the remainder is obligated over the next five years.

Tax Act Transaction Obligations. On December 22, 2017, the United States enacted the Tax Act into law, which requires a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries. Companies may elect to pay the tax over eight years based on an installment schedule outlined in the Tax Act. We have made this election and our transition tax due as a contractual obligation.as of December 31, 2023 is $13.9 million of which $6.2 million is due in the next year and $7.7 million is due in 2025. We have no obligations due in the years 2026 through 2028 and thereafter.

OUTLOOK

As outlined in Note 22. Subsequent Event of the Notes to Consolidated Financial Statements, the Company plans to reorganize into two new segments starting in the first quarter of 2024: Filtration & Advanced Materials (FAM), focused primarily on filtration, industrial netting, and protective solutions end markets, and Sustainable & Adhesive Solutions (SAS), focused primarily on the tape, release liners, industrials, healthcare, and packaging and specialty papers end markets.

For both segments, we expect our growth outlook to be driven by macro factors affecting our served end-markets, as well as industry demand for many of our key applications.

For our FAM segment, we generally expect to deliver growth exceeding long-term broad economic growth in the U.S and Europe, and, to some extent China (as well as relative outperformance during periods of economic declines).

For the SAS segment, we generally expect to deliver growth relatively in line with long-term broad economic growth in the U.S. and to some extent Europe and China.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act") that are subject to the safe harbor created by the Act and other legal protections. Forward-looking statements include, without limitation, those regarding the incurrence of additional debt and expected maturities of the Company's debt obligations, the adequacy of our sources of liquidity and capital, acquisition integration and growth prospects (including international growth), the cost and timing of our restructuring actions, the impact of ongoing litigation matters and environmental claims, the amount of capital spending and/or common stock repurchases, future cash flows, purchase accounting impacts, impacts and timing of our ongoing operational excellence and other cost-reduction and cost-optimization initiatives, profitability, and cash flow, the expected benefits and accretion of the Neenah merger and Scapa acquisition and integration, whether the strategic benefits of the EP Divestiture can be achieved and other statements generally identified by words such as "believe," "expect," "intend," "guidance," "plan," "forecast," "potential," "anticipate," "confident," "project," "appear," "future," "should," "likely," "could," "may," "will," "typically" and similar words.

These forward-looking statements are prospective in nature and not based on historical facts, but rather on current expectations and on numerous assumptions regarding the business strategies and the environment in which the Company's business shall operate in the future and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. These statements are not guarantees of future performance and involve certain risks and uncertainties that may cause actual results to differ materially from our expectations as of the date of this report. These risks include, among other things, those set forth in Part I, Item 1A. Risk Factors of this report, as well as the following factors:

- Risks associated with the implementation of our strategic growth initiatives, including diversification, and the Company's understanding of, and entry into, new industries and technologies;
- Risks associated with acquisitions, dispositions, strategic transactions and global asset realignment initiatives of Mativ, including the recent EP Divestiture;
- The possibility the Company may be unable to achieve the strategic benefits of the EP Divestiture;
- Adverse changes in the filtration, release liners, protective solutions, industrials and healthcare sectors impacting key ATM segment customers;
- Changes in the source and intensity of competition in our commercial end-markets: filtration, protective solutions, release liners, healthcare, and industrials for ATM, and packaging and specialty papers for FBS;
- Adverse changes in sales or production volumes, pricing and/or manufacturing costs in our ATM or FBS operating segments;

- Seasonal or cyclical market and industry fluctuations which may result in reduced net sales and operating profits during certain periods;
- Risks associated with our technological advantages in our intellectual property and the likelihood that our current technological advantages are unable to continue indefinitely;
- Supply chain disruptions, including the failure of one or more material suppliers, including energy, resin, fiber, and chemical suppliers, to supply materials as needed to maintain our product plans and cost structure;
- Increases in operating costs due to inflation and continuing increases in the inflation rate or otherwise, such as labor expense, compensation and benefits costs;
- The possibility that Mativ may be unable to successfully integrate Neenah's operations with those of Mativ and achieve expected synergies and operating efficiencies within the expected time-frames or at all;
- Potential adverse reactions or changes to business relationships resulting from the Merger, including as it relates to the Company's ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients;
- Our ability to attract and retain key personnel, including as a result of the Merger, labor shortages, labor strikes, stoppages or other disruptions;
- The substantial indebtedness Mativ has incurred and assumed in connection with the Merger and the need to generate sufficient cash flows to service and repay such debt;
- Changes in general economic, financial and credit conditions in the U.S., Europe, China and elsewhere, including the impact thereof on currency exchange rates (including any weakening of the Euro and Real) and on interest rates;
- A failure in our risk management and/or currency or interest rate swaps and hedging programs, including the failures of any insurance company or counterparty;
- Changes in the manner in which we finance our debt and future capital needs, including potential acquisitions;
- Changes in tax rates, the adoption of new U.S. or international tax legislation or exposure to additional tax liabilities;
- Uncertainty as to the long-term value of the common stock of Mativ, including the dilution caused by Mativ's issuance of additional shares of its common stock in connection with the Merger;
- Changes in employment, wage and hour laws and regulations in the U.S., France and elsewhere, including the loi de Securisation de l'emploi in France, unionization rules and regulations by the National Labor Relations Board in the U.S., equal pay initiatives, additional anti-discrimination rules or tests and different interpretations of exemptions from overtime laws;
- The impact of tariffs, and the imposition of any future additional tariffs and other trade barriers, and the effects of retaliatory trade measures;
- Existing and future governmental regulation and the enforcement thereof that may materially restrict or adversely affect how we conduct business and our financial results;
- Weather conditions, including potential impacts, if any, from climate change, known and unknown, and natural disasters or unusual weather events;
- International conflicts and disputes, such as the ongoing conflict between Russia and Ukraine, the war between Israel and Hamas and the broader regional conflict in the Middle East, which restrict our ability to supply products into affected regions, due to the corresponding effects on demand, the application of international sanctions, or practical consequences on transportation, banking transactions, and other commercial activities in troubled regions;
- Compliance with the FCPA and other anti-corruption laws or trade control laws, as well as other laws governing our operations;
- Risks associated with pandemics and other public health emergencies, including the COVID-19 pandemic and its variant strains;
- The number, type, outcomes (by judgment or settlement) and costs of legal, tax, regulatory or administrative proceedings, litigation and/or amnesty programs;
- Increased scrutiny from stakeholders related to environmental, social and governance ("ESG") matters, as well as our ability to achieve our broader ESG goals and objectives;
- Costs and timing of implementation of any upgrades or changes to our information technology systems;
- Failure by us to comply with any privacy or data security laws or to protect against theft of customer, employee and corporate sensitive information;

- The impact of cybersecurity risks related to breaches of security pertaining to sensitive Company, customer, or vendor information, as well as breaches in the technology that manages operations and other business processes; and
- Other factors described elsewhere in this document and from time to time in documents that we file with the SEC.

All forward-looking statements made in this document are qualified by these cautionary statements. Forward-looking statements herein are made only as of the date of this document, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance unless expressed as such and should only be viewed as historical data.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Foreign Currency Risk

Changes in foreign currency exchange rates may have an impact on our operating profit. Since we transact business in many countries, some of our sale and purchase transactions are denominated in a currency other than the local currency of our operations. As a result, changes in exchange rates between the currencies in which the transaction is denominated versus the local currency of our operation into which the transaction is being recorded can impact the amount of local currency recorded for such transaction. This can result in more or less local currency revenue or cost related to such transaction and thus have an effect on our operating profit. Our European operations are more fully exposed to currency transaction risk, especially as a result of U.S. dollar, euro, and British pound denominated sales in countries where these currencies are non-functional.

Additionally, changes in foreign currency exchange rates may have an impact on the amount reported in Other income (expense), net. Once the above-indicated receivables and payables from the sale and purchase transactions have been recorded, to the extent currency exchange rates change prior to settlement of the balance, a gain or loss on the non-local currency denominated asset or liability balance may be experienced, in which case such gain or loss is included in Other income (expense), net.

We utilize forward and swap contracts to selectively hedge our exposure to foreign currency transaction risk when it is practical and economical to do so. The use of these contracts minimizes transactional exposure to exchange rate changes because the gains or losses incurred on the derivative instrument will offset, in whole or in part, the loss or gain on the underlying foreign currency exposure. These instruments are entered into with money center banks, insurance companies or government agencies, collectively known as counterparties. As of December 31, 2023, a 10% unfavorable change in the exchange rate of our functional currencies and those of our subsidiaries against the prevailing market rates of non-local currencies involving our transactional exposures would have resulted in a net pre-tax loss of approximately $44.1 million. These hypothetical gains or losses on foreign currency transactional exposures are based on the December 31, 2023 rates and the assumed rates. While we believe the above loss resulting from the hypothetical unfavorable changes in foreign currency exchange rates could be material to our results of operations, we reduce this risk by selectively hedging our exposure when it is practical and economical to do so.

Interest Rate Risk

We may utilize a combination of variable-rate and fixed-rate debt consisting of short-term and long-term instruments. We selectively hedge our exposure to interest rate increases on our variable-rate, long-term debt when it is practical and economical to do so. We have utilized various forms of interest rate hedge agreements, including interest rate swap agreements and forward rate agreements. We utilize variable-to-fixed interest rate swap agreements, which serve to convert a portion of our outstanding variable rate debt to a fixed rate. Various outstanding interest-bearing instruments are sensitive to changes in interest rates. With respect to our variable-rate debt outstanding at December 31, 2023, a 100 basis point increase in interest rates would result in a $2.6 million decrease to our future annual pre-tax earnings, taking into account the effect of the interest rate hedge transactions the Company has entered into as of December 31, 2023. As of December 31, 2023, 31.0% and 69.0% of the Company's total debt was fixed and floating interest rate debt, respectively. The Company has entered into a number of interest rate hedge transactions to convert floating rate debt to fixed. Refer to Note 15. Derivatives of the Notes to Consolidated Financial Statements for additional information. Including the impact of these transactions, as of December 31, 2023, the percentage of the Company's debt subject to fixed and floating rates of interest was 77.0% and 23.0%, respectively.

Commodity Price Risk

We are subject to commodity price risks from our purchases of raw materials, including resin and wood pulp. Resin is the largest single component of raw material cost in the ATM segment and wood pulp is our largest single component of raw material cost in our FBS segment. The per pound price of resin is volatile and may impact the future results of our ATM segment. Additionally, the per ton cost of wood pulp is cyclical in nature and more volatile than general inflation. During the period from January 2017 through December 2023, the U.S. list price of northern bleached softwood kraft pulp ("NBSK") a representative pulp grade that we use, ranged between $1,000 to $1,700 per ton. The average list price of NBSK for the year of 2023 was $1,500 per ton.

We normally maintain approximately 50 to 90 days of inventories to support our operations. As a result, there is a lag in the impact of changes in the per ton list price of resin and wood pulp on our cost of products sold.

In our ATM segment, we utilize a variety of commodity grade and specialty resins, including a selection of specialized high temperature engineering grade resins. Certain of these specialty resins are significantly more expensive than commodity grade resins. Resin prices fluctuate significantly and can impact profitability. As we periodically enter into agreements with customers under which we agree to supply products at fixed prices, unanticipated increases in the costs of raw materials, or the lack of availability of such raw materials (due to force majeure or other reasons), can significantly impact our financial performance. Even where we do not have fixed-price agreements, we may be limited in our ability to pass through increases in raw material costs in a timely manner or may be unable to pass through increases to our customers in whole or in part. Further, some of the resins we use in our ATM segment are only available from a single supplier, or a limited number of suppliers. Consequently, such supplier(s) can control the availability and thus the cost of the resins we use, notwithstanding any changes in the cost of oil. It can be time consuming and costly, and occasionally impractical, to find replacement resins where such suppliers limit the availability or increase the cost of resins we use. Commodity grade resin prices typically correlate with crude oil prices while specialty resin prices often do not. To date, we have not utilized derivative instruments to manage this risk. With respect to our commodity price risk, a hypothetical 10% change in per ton resin prices would impact our future annual pre-tax earnings by approximately $21.4 million, assuming no compensating change in our selling prices.

Selling prices of our paper products are influenced, in part, by the market price for wood pulp, which is determined by worldwide industry supply and demand. Generally, over time, we have been able to increase our selling prices in response to increases in per ton wood pulp costs and have generally reduced our selling prices when wood pulp costs have significantly declined. Increases in prices of wood pulp could adversely impact our earnings if selling prices are not increased or if such increases do not fully compensate for or trail the increases in wood pulp prices. We have not utilized derivative instruments to manage this risk. With respect to our commodity price risk, a hypothetical 10% change in per ton wood pulp prices would impact our future annual pre-tax earnings by approximately $12.8 million, assuming no compensating change in our selling prices.

Our ATM segment acquires certain specialized pulp from a limited number of global suppliers and certain critical specialty chemicals from a limited number of suppliers. In general, these supply arrangements are covered by formal contracts and represent multi-year business relationships that have historically been sufficient to meet our needs. We expect these relationships to continue to operate in a satisfactory manner in the future. In the event of an interruption of production at any one supplier, we believe that each of these suppliers individually would be able to satisfy our short-term requirements for specialized pulp or specialty chemicals. In addition, short-term disruptions in the global supply chain for our raw materials, as experienced in 2022 and 2021, could negatively impact our ability to produce certain products which could adversely impact the mix and volume of products we can provide to our customers. In the event of a long-term disruption in our supply of specialized pulp or specialty chemicals, we believe we would be able to substitute other pulp grades or other specialty chemicals that would allow us to meet required product performance characteristics and incur only a limited disruption in our production. As a result, we do not believe that the substitution of such alternative pulp or specialty chemicals would have a material effect on our operations in the long run.

We believe that, while our exposure to commodity price risk is material to our results of operations, our customers understand such risk and over time changes in the price of the commodities used in our manufacturing processes are typically reflected in selling prices.

Energy Supply and Cost Volatility

In Western Europe, Poland, China and in the U.S., availability of energy is generally reliable, although prices can fluctuate significantly based on variations in demand. the geopolitical events in Russia and Ukraine have resulted in volatile energy prices in Europe as well as temporary concerns about supply of energy sources, such as natural gas, in the region. Currently, while energy prices remain elevated versus historical levels, supplies appear to be stable.

Due to the competitive pricing in the markets for most of our products, we are typically unable to fully pass-through higher energy costs to our customers. With respect to our purchased energy price risk, a hypothetical 10% change in per unit prices would impact our future annual pre-tax earnings by approximately $6.0 million, assuming no compensating change in our selling prices.

Periodically, when we believe it is appropriate to do so, we enter into agreements to procure a portion of our energy for future periods in order to reduce the uncertainty of future energy costs. However, in recent years this has only marginally slowed the increase in energy costs due to the volatile changes in energy prices we have experienced.

Item 8. *Financial Statements and Supplementary Data*

Index to Consolidated Financial Statements

Schedules have been omitted because they are either not required, not applicable or the required information is included in the consolidated financial statements or notes thereto.

MATIV HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in millions, except per share amounts)

	Years Ended December 31,		
	2023	**2022**	**2021**
Net sales	$ 2,026.0	$ 1,636.9	$ 930.7
Cost of products sold	1,670.2	1,330.9	747.5
Gross profit	355.8	306.0	183.2
Selling expense	78.9	59.8	32.5
Research and development expense	21.2	18.8	11.8
General expense	246.0	248.5	153.2
Total nonmanufacturing expenses	346.1	327.1	197.5
Goodwill impairment expense	401.0	—	—
Restructuring and other impairment expense	22.6	19.1	1.9
Operating loss	(413.9)	(40.2)	(16.2)
Interest expense	62.2	57.3	40.4
Other income (expense), net	(4.8)	1.0	30.1
Loss from continuing operations before income taxes	(480.9)	(96.5)	(26.5)
Income tax (expense) benefit	(26.8)	27.6	28.2
Net income (loss) from continuing operations	(507.7)	(68.9)	1.7
Income from discontinued operations, net of tax	198.2	62.3	87.2
Net income (loss)	(309.5)	(6.6)	88.9
Dividends to participating securities	(0.7)	(0.9)	(0.6)
Undistributed earnings available to participating securities	—	—	(0.5)
Net income (loss) attributable to common stockholders	$ (310.2)	$ (7.5)	$ 87.8
Net income (loss) per share - basic:			
Income (Loss) per share from continuing operations	$ (9.33)	$ (1.64)	$ 0.02
Income per share from discontinued operations	3.64	1.46	2.81
Basic	$ (5.69)	$ (0.18)	$ 2.83
Net income (loss) per share – diluted:			
Income (Loss) per share from continuing operations	$ (9.33)	$ (1.64)	$ 0.02
Income per share from discontinued operations	3.64	1.46	2.78
Diluted	$ (5.69)	$ (0.18)	$ 2.80
Weighted average shares outstanding:			
Basic	54,506,900	42,442,200	31,030,400
Diluted	54,506,900	42,442,200	31,400,300

The accompanying notes are an integral part of these consolidated financial statements.

MATIV HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Years Ended December 31,					
	2023		**2022**		**2021**	
Net income (loss)	$	(309.5)	$	(6.6)	$	88.9
Other comprehensive income (loss), net of tax:						
Foreign currency translation adjustments		35.5		(26.2)		(24.4)
Less: Reclassification of foreign currency translation adjustment due to sale of a business, net of tax		124.9		—		—
Unrealized gain on derivative instruments		5.0		35.4		6.1
Less: Reclassification adjustment for (gain) loss on derivative instruments included in net income (loss)		(21.5)		10.9		5.1
Net gain (loss) from postretirement benefit plans		(9.9)		2.6		3.3
Less: Amortization of postretirement benefit plans' costs included in net periodic benefit cost		0.5		0.9		2.8
Other comprehensive income (loss)	$	134.5	$	23.6	$	(7.1)
Comprehensive income (loss)	$	(175.0)	$	17.0	$	81.8

The accompanying notes are an integral part of these consolidated financial statements.

MATIV HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except per share amounts)

	December 31, 2023	December 31, 2022
ASSETS		
Cash and cash equivalents	$ 120.2	$ 101.1
Accounts receivable, net	176.5	178.2
Inventories, net	352.9	414.6
Income taxes receivable	30.6	19.4
Other current assets	32.3	27.6
Current assets held for sale of discontinued operations	—	233.8
Total current assets	712.5	974.7
Property, plant and equipment, net	672.5	691.5
Finance lease right-of-use assets	18.2	17.3
Operating lease right-of-use assets	45.6	30.6
Deferred income tax benefits	6.4	34.4
Goodwill	474.1	844.2
Intangible assets, net	631.3	710.3
Other assets	81.8	110.1
Noncurrent assets held for sale of discontinued operations	—	256.1
Total assets	$ 2,642.4	$ 3,669.2
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current debt	$ 2.8	$ 33.6
Finance lease liabilities	1.4	0.9
Operating lease liabilities	9.9	8.5
Accounts payable	139.3	180.6
Income taxes payable	14.3	10.2
Accrued expenses and other current liabilities	113.7	129.0
Current liabilities held for sale of discontinued operations	—	103.4
Total current liabilities	281.4	466.2
Long-term debt	1,101.8	1,656.4
Finance lease liabilities, noncurrent	18.2	17.6
Operating lease liabilities, noncurrent	35.3	25.0
Long-term income tax payable	7.7	13.9
Pension and other postretirement benefits	62.2	60.3
Deferred income tax liabilities	142.3	152.1
Other liabilities	44.4	31.5
Noncurrent liabilities held for sale of discontinued operations	—	66.9
Total liabilities	1,693.3	2,489.9

MATIV HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except per share amounts)

	December 31, 2023	December 31, 2022
Stockholders' equity:		
Preferred stock, $0.10 par value per share; 10,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.10 par value per share; 100,000,000 shares authorized; 54,211,124 and 54,929,973 shares issued and outstanding at December 31, 2023 and 2022, respectively	5.4	5.5
Additional paid-in-capital	669.6	658.5
Retained earnings	235.0	610.7
Accumulated other comprehensive income (loss), net of tax	39.1	(95.4)
Total stockholders' equity	949.1	1,179.3
Total liabilities and stockholders' equity	$ 2,642.4	$ 3,669.2

The accompanying notes are an integral part of these consolidated financial statements.

MATIV HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in millions, except per share amounts)

	Common Stock Issued		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balance, December 31, 2020	**31,324,745**	**$ 3.1**	**$ 92.2**	**$ 666.2**	**$ (111.9)**	**$ 649.6**
Net income	—	—	—	88.9	—	88.9
Other comprehensive loss, net of tax	—	—	—	—	(7.1)	(7.1)
Dividends paid ($1.76 per share)	—	—	—	(55.3)	—	(55.3)
Restricted stock issuances, net	201,261	—	—	—	—	—
Stock-based employee compensation expense	—	—	8.4	—	—	8.4
Stock issued to directors as compensation	2,347	—	1.1	—	—	1.1
Purchases and retirement of common stock	(78,790)	—	—	(3.4)	—	(3.4)
Balance, December 31, 2021	**31,449,563**	**$ 3.1**	**$ 101.7**	**$ 696.4**	**$ (119.0)**	**$ 682.2**
Net loss	—	—	—	(6.6)	—	(6.6)
Other comprehensive income, net of tax	—	—	—	—	23.6	23.6
Dividends paid ($1.68 per share)	—	—	—	(72.2)	—	(72.2)
Restricted stock issuances, net	867,897	0.1	(0.1)	—	—	—
Stock-based employee compensation expense	—	—	20.2	—	—	20.2
Stock issued to directors as compensation	10,079	—	1.1	—	—	1.1
Deferred compensation directors stock trust	60,899	—	—	—	—	—
Purchases and retirement of common stock	(273,027)	—	—	(6.9)	—	(6.9)
Issuance of shares related to Merger	22,814,562	2.3	535.6	—	—	537.9
Balance, December 31, 2022	**54,929,973**	**$ 5.5**	**$ 658.5**	**$ 610.7**	**$ (95.4)**	**$ 1,179.3**
Net loss	—	—	—	(309.5)	—	(309.5)
Other comprehensive income, net of tax	—	—	—	—	134.5	134.5
Dividends paid ($1.00 per share)	—	—	—	(55.7)	—	(55.7)
Restricted stock issuances, net	(76,947)	—	—	—	—	—
Stock options exercised	813	—	—	—	—	—
Stock-based employee compensation expense	—	—	10.2	—	—	10.2
Stock issued to directors as compensation	16,431	—	1.0	—	—	1.0
Purchases and retirement of common stock	(659,146)	(0.1)	(0.1)	(10.5)	—	(10.7)
Balance, December 31, 2023	**54,211,124**	**$ 5.4**	**$ 669.6**	**$ 235.0**	**$ 39.1**	**$ 949.1**

The accompanying notes are an integral part of these consolidated financial statements.

MATIV HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended December 31,		
	2023	**2022**	**2021**
Operating			
Net income (loss)	$ (309.5)	$ (6.6)	$ 88.9
Less: Income from discontinued operations	198.2	62.3	87.2
Income (loss) from continuing operations	(507.7)	(68.9)	1.7
Non-cash items included in net income (loss):			
Depreciation and amortization	147.8	109.9	67.1
Amortization of deferred issuance costs	7.6	6.4	4.0
Goodwill Impairment	401.0	—	—
Other impairments	18.2	13.8	1.6
Deferred income tax	23.8	(28.9)	(29.0)
Pension and other postretirement benefits	(8.3)	(6.5)	(1.1)
Stock-based compensation	10.5	20.4	8.5
Gain on sale of assets	—	(2.9)	(35.2)
(Gain) loss on foreign currency transactions	4.8	(7.5)	(3.5)
Other non-cash items	(12.7)	2.1	(7.1)
Cash received from settlement of interest swap agreements	16.4	23.6	—
Other operating	(5.0)	—	—
Changes in operating working capital, net of assets acquired:			
Accounts receivable	2.0	157.1	2.7
Inventories	52.2	(62.9)	(15.9)
Prepaid expenses	(0.2)	(0.2)	0.9
Accounts payable and other current liabilities	(64.4)	(15.3)	(3.3)
Accrued income taxes	(9.4)	(15.6)	1.1
Net changes in operating working capital	(19.8)	63.1	(14.5)
Net cash provided by (used in) operating activities of:			
Continuing operations	76.6	124.6	(7.5)
Discontinued operations	30.0	77.6	65.5
Net cash provided by operations	106.6	202.2	58.0
Investing			
Capital spending	(66.0)	(45.6)	(19.4)
Capitalized software costs	(0.4)	(2.6)	(2.8)
Acquisitions, net of cash acquired	—	(462.5)	(630.5)
Proceeds from sale of assets	—	7.5	35.2
Cash received from settlement of cross-currency swap contracts	—	35.8	—
Other investing	5.0	(1.9)	(0.8)
Net cash provided by (used in) investing of:			
Continuing operations	(61.4)	(469.3)	(618.3)
Discontinued operations	608.6	(12.0)	(18.1)
Net cash provided by (used in) investing	547.2	(481.3)	(636.4)

MATIV HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	2023	**2022**	**2021**
	Years Ended December 31,		
Financing			
Cash dividends paid	(55.3)	(72.2)	(55.3)
Proceeds from long-term debt	241.0	774.9	743.5
Payments on long-term debt	(834.6)	(340.6)	(54.3)
Payments for debt issuance costs	(1.5)	(22.1)	(14.6)
Payments on financing lease obligations	(1.0)	(0.6)	(15.3)
Purchases of common stock	(10.6)	(6.9)	(3.4)
Net cash provided by (used in) financing of:			
Continuing operations	(662.0)	332.5	600.6
Discontinued operations	(0.9)	(1.0)	(0.7)
Net cash provided by (used in) financing	(662.9)	331.5	599.9
Effect of exchange rate changes on cash and cash equivalents	4.9	(2.7)	(1.5)
Increase (decrease) in cash and cash equivalents	(4.2)	49.7	20.0
Cash and cash equivalents at beginning of period	124.4	74.7	54.7
Cash and cash equivalents at end of period	$ 120.2	$ 124.4	$ 74.7
Balances included in the Consolidated Balance Sheets:			
Cash and cash equivalents	$ 120.2	$ 101.1	$ 71.2
Cash and cash equivalents included in current assets held for sale of discontinued operations	—	23.3	3.5
Cash and cash equivalents at end of period	$ 120.2	$ 124.4	$ 74.7
Supplemental Cash Flow Disclosures			
Cash paid for interest, net	$ 121.4	$ 84.6	$ 47.4
Cash paid for taxes, net	$ 37.5	$ 26.0	$ 22.4
Capital spending in accounts payable and accrued liabilities	$ 10.1	$ 14.6	$ 6.3
Merger non-cash consideration	$ —	$ 537.9	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. General

Nature of Business

Mativ Holdings, Inc. is a global leader in manufacturing specialty materials, making material impacts on the world every day through a wide range of critical components and engineered solutions that solve our customers' most complex challenges. Mativ manufactures globally through our family of business-to-business and consumer product brands. Mativ targets premium applications across diversified and growing end-markets, from filtration to healthcare to sustainable packaging and more. Our broad portfolio of technologies combines polymers, fibers, and resins to optimize the performance of our customers' products across multiple stages of the value chain.

On July 6, 2022, Schweitzer-Mauduit International, Inc. ("SWM") completed its previously announced merger transaction involving Neenah, Inc. ("Neenah"). A wholly-owned subsidiary of SWM merged with and into Neenah (the "Merger"), with Neenah surviving the Merger as a direct and wholly-owned subsidiary of SWM. Effective as of the closing date of the Merger, SWM changed its name to Mativ Holdings, Inc. ("Mativ," "we," "our," or the "Company"). Effective with the Merger, the Company changed the name of its two reportable segments to: Advanced Technical Materials ("ATM") and Fiber-Based Solutions ("FBS"). There was no change to the historical reportable segments or historical results for the segments. Refer to Note 21. Segment Information for additional information on our segments.

On August 1, 2023, the Company entered into a final, binding and irrevocable offer letter (the "Offer Letter") with Evergreen Hill Enterprise Pte. Ltd., an affiliate of PT Bukit Muria Jaya ("Evergreen Hill Enterprise") pursuant to which Evergreen Hill Enterprise made a binding offer (the "Offer") to acquire the Company's Engineered Papers business ("EP business") for $620.0 million in cash, subject to customary closing date adjustments (the "EP Divestiture"). Pursuant to the terms of the Offer Letter, following the conclusion of the required employee consultation process with its French works councils (the "French Consultation Process"), the Company accepted Evergreen Hill Enterprise's Offer and countersigned the Purchase Agreement, dated as of August 1, 2023 (the "Purchase Agreement"), with respect to the EP Divestiture on October 4, 2023. Effective with the Offer, the EP business is presented as a discontinued operation for all periods presented. Current and non-current assets and liabilities of the EP business are classified as held for sale, and certain prior period amounts have been retrospectively revised to reflect these changes. The consolidated financial statements and the notes thereto, unless otherwise indicated, are on a continuing operations basis. On November 30, 2023 the Company completed the sale of EP business. With the sale of the EP business, Mativ ceased participating in the tobacco-related products market. Upon closing of the transaction, the Company recorded a gain on sale of $176.3 million ($170.0 million, net of income taxes) and released certain material deferred tax valuation allowances. The gain and cash proceeds are subject to customary working capital adjustments during a specified period following the sale close date. Refer to Note 9. Discontinued Operations for more information on the discontinued operations and transaction.

Basis of Presentation

The accompanying consolidated financial statements and the notes thereto have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. The Company believes the estimates and assumptions used in the preparation of these consolidated financial statements are reasonable, based upon currently available facts and known circumstances. Actual results may differ from those estimates and assumptions as a result of a number of factors, including those discussed elsewhere in this report and in its other public filings from time to time.

Reclassifications

Certain prior year amounts on the Consolidated Statements of Cash Flows have been reclassified to conform to the current year presentation for comparative purposes. Prior year's classification of certain end-markets in the legacy SWM Advanced Materials & Structures segment have been reclassified to conform to the current year presentation of ATM's end-markets for comparative purposes.

Certain prior year amounts in the reconciliation of income taxes computed at the U.S. Federal statutory income tax rate to the expense for income taxes have been reclassified to conform to the current year presentation for comparative purposes. Certain prior year amounts in the Net deferred income tax assets (liabilities) have been reclassified to conform to the current year presentation for comparative purposes.

Certain current and prior year amounts on the Consolidated Statements of Income (Loss), Consolidated Balance Sheets, Consolidated Statements of Cash Flows, and Notes to Consolidated Financial Statements have been reclassified to conform to the current year presentation as continuing and discontinued operations and for comparative purposes.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and wholly-owned, majority-owned and controlled subsidiaries.

Effective with the Offer, the EP business is presented as a discontinued operation for all periods presented. Current and non-current assets and liabilities of the EP business are classified as held for sale, and certain prior period amounts have been retrospectively revised to reflect these changes. The consolidated financial statements and the notes thereto, unless otherwise indicated, are on a continuing operations basis. Refer to Note 9. Discontinued Operations for more information on the discontinued operation and transaction.

The financial statements and information set forth herein is as of and for the year ended December 31, 2023 and represent the merged company operations of SWM and Neenah and their respective subsidiaries on a consolidated basis effective as of July 6, 2022 as a result of the Merger. Because SWM was deemed the accounting acquirer under GAAP, the historical financial statements of SWM are presented as the historical financial statements of the consolidated company prior to the Merger. Accordingly, references to "Mativ," "the Company," "we," or "our" means SWM and its subsidiaries when referring to periods prior to the Merger, and means Mativ Holdings, Inc. when referring to the periods after the Merger.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ significantly from these estimates. The significant estimates underlying our consolidated financial statements include, but are not limited to, inventory valuation, goodwill valuation, useful lives of tangible and intangible assets, business acquisitions, equity-based compensation, derivatives, receivables valuation, pension, postretirement and other benefits, taxes and contingencies.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes revenues when control of a product is transferred to the customer. Control is transferred when the products are shipped from one of the Company's manufacturing facilities to the customer. Any freight costs billed to and paid by a customer are included in net sales. Refer to Note 3. Revenue Recognition for additional information.

Freight Costs

The cost the Company pays to deliver finished goods to our customers is recorded as a component of cost of products sold. These costs include the amounts paid to a third party to deliver the finished goods.

Royalty Income

Royalties from third-party patent licenses are recognized when earned, including monies received at an agreement's initiation attributable to past sales. The Company recognizes up-front payments upon receipt when it has no future performance requirement or ongoing obligation arising from its agreements and the payment is for a separate earnings process. Minimum annual royalties received in advance are deferred and are recognized in the period earned. The Company recognized $4.4 million, $6.9 million, and $6.1 million of royalty income during the years ended December 31, 2023, 2022 and 2021 respectively, which was included in Net sales in the Consolidated Statements of Income (Loss).

Foreign Currency Translation

The income statements of foreign entities are translated into U.S. dollars at average exchange rates prevailing during the periods presented. The balance sheets of these entities are translated at period-end exchange rates, and the differences from historical exchange rates are reflected in a separate component of Accumulated other comprehensive income (loss), net of tax ("AOCI") in the Consolidated Balance Sheets as unrealized foreign currency translation adjustments.

Foreign currency risks arise from transactions and balances denominated in non-local currencies. Gains and losses resulting from remeasurement and settlement of such transactions and balances, net of currency hedge impacts, included in Other income (expense), net, in the Consolidated Statements of Income (Loss) were losses of $1.7 million, $1.8 million, and $6.9 million during the years ended December 31, 2023, 2022 and 2021, respectively.

Derivative Instruments

The Company is exposed to changes in foreign currency exchange rates, interest rates and commodity prices. The Company utilizes a variety of practices to manage these market risks, including where considered appropriate, derivative instruments. The Company uses derivative instruments only for risk management purposes and not for trading or speculation. All derivative instruments the Company uses are either exchange traded or are entered into with major financial institutions in order to reduce credit risk and risk of nonperformance by third parties. The Company believes the credit risks with respect to the counterparties, and the foreign currency risks that would not be hedged if the counterparties fail to fulfill their obligations under the contracts, are not material in view of its understanding of the financial strength of the counterparties.

Gains and losses on instruments that hedge firm commitments are deferred and included in the basis of the underlying hedged items. All other hedging gains and losses are included in period income or expense based on the period-end market price of the instrument and are included in the Company's operating cash flows. Refer to Note 15. Derivatives for additional information.

Cash and Cash Equivalents

The Company considers all highly liquid, unrestricted investments with remaining maturities of three months or less to be cash equivalents, including money market funds with no restrictions on withdrawals. Contractually restricted cash included in Cash and cash equivalents in the Consolidated Balance Sheets was $0.6 million at December 31, 2023 and 2022.

Business Combinations

The Company uses the acquisition method of accounting for business combinations. At the acquisition date, the Company records assets acquired and liabilities assumed at their respective fair market values. The Company estimates fair value using the exit price approach which is the price that would be received to sell an asset or paid to transfer a liability in an orderly market. An exit price is determined from a market participant's viewpoint in the principal or most advantageous market and may result in the Company valuing assets or liabilities at a fair value that is not reflective of the Company's intended use of the assets or liabilities. Any excess consideration above the estimated fair values of the net assets acquired is recognized as Goodwill in the Company's Consolidated Balance Sheets. The operating results of acquired businesses are included in the Company's results of operations beginning as of their effective acquisition dates. Acquisition costs are expensed as incurred and were $45.5 million, and $8.7 million during the years ended December 31, 2022, and 2021, respectively. There were no acquisition costs during the year ended December 31, 2023. Refer to Note 5. Business Acquisition for additional information.

Impairment of Long-Lived Assets, Goodwill, and Intangible Assets

The Company evaluates the carrying value of long-lived assets, including property and equipment, goodwill, and intangible assets when events and circumstances warrant a review. Goodwill is also tested for impairment annually during the fourth quarter. We first evaluate qualitative factors, such as macroeconomic conditions and our overall financial performance by reporting unit to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. We then evaluate how significant each of the identified factors could be to the fair value or carrying amount of a reporting unit and weigh these factors in totality in forming a conclusion of whether or not it is more likely than not that the fair value of a reporting unit is less than its carrying amount (the "Step 0 Test"). Goodwill is not impaired if we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount. Otherwise, we would proceed to the goodwill impairment test.

Alternatively, we may also bypass the Step 0 Test and proceed directly to the goodwill impairment test, where the fair value of the reporting unit is compared to the carrying value. The difference between the total fair value of the reporting unit and the carrying value is recognized as an impairment to the reporting unit's goodwill. Refer to Note 10. Goodwill for further discussion of the Company's annual impairment test results. During the year ended December 31, 2023, we performed an interim quantitative goodwill impairment test, which resulted in a non-cash impairment charge of $401.0 million in the third quarter of 2023. We performed a qualitative assessment during the annual testing performed as of October 1, 2023, which resulted in no additional impairment.

We have acquired trade names that have been determined to have indefinite lives. We evaluate a number of factors to determine whether an indefinite life is appropriate, including the competitive environment, category share, business history, product life cycle and operating plans. Indefinite-lived intangibles are evaluated for impairment annually during the fourth quarter. Additionally, when certain events or changes in operating conditions occur, an impairment assessment is performed, and indefinite-lived trade names may be adjusted to a determinable life or an impairment charge may be recorded.

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, which approximates a straight-line basis, over the estimated periods benefited. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted. Estimated useful lives range from 12 to 23 years for customer relationships and 4 to 20 years for developed technology, patents, and other intangible assets.

The carrying value of long-lived assets is reviewed to determine if events or circumstances have changed which may indicate that the assets may be impaired, or the useful life may need to be changed. Upon occurrence of such a triggering event, the Company considers internal and external factors relating to each asset group, including expectation of future profitability, undiscounted cash flows and its plans with respect to the operations. If impairment is indicated, an impairment loss is measured by the amount the net carrying value of the asset exceeds its estimated fair value.

Transfers of Financial Assets

We account for transfers of our financial assets in accordance with Accounting Standards Codification ("ASC") Topic No. 860, Transfers and Servicing. When a transfer meets all the requirements for a sale of a financial asset, we derecognize the financial asset and record a net gain or loss.

Environmental Spending

Environmental spending is capitalized if such spending qualifies as property, plant and equipment, substantially increases the economic value or extends the useful life of an asset. All other such spending is expensed as incurred, including fines and penalties incurred in connection with environmental violations. Environmental spending relating to an existing condition caused by past operations is expensed. Liabilities are accrued when environmental assessments are probable, and the costs can be reasonably estimated. Generally, timing of these accruals coincides with completion of a feasibility study or commitment to a formal plan of action.

Capitalized Software Costs

The Company capitalizes certain purchases of software and software development costs in connection with major projects of software development for internal use. These costs are included in Other assets on the Consolidated Balance Sheets and are amortized using the straight-line method over the estimated useful life not to exceed seven years. Costs associated with business process redesign, end-user training, system start-up and ongoing software maintenance are expensed as incurred. Amortization of capitalized software was $5.0 million, $4.4 million, and $2.8 million during the years ended December 31, 2023, 2022 and 2021, respectively. Accumulated amortization of capitalized software costs was $30.9 million and $36.5 million at December 31, 2023 and 2022, respectively. Refer to Note 12. Other Assets for additional information.

Income Taxes

Our income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management's best estimate of current and future taxes to be paid. We operate and are subject to income taxes in the U.S. and numerous foreign jurisdictions. The complexity of our global structure requires technical expertise in determining the allocation of income to each of these jurisdictions and consolidated income tax expense.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined that the Company would be able to realize the deferred tax assets in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740, Income Taxes, on the basis of a two-step process in which it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Pension and Other Postretirement Benefits Accounting

The Company recognizes the estimated compensation cost of employees' pension and other postretirement benefits over their approximate period of service. The Company's earnings are impacted by amounts of expense recorded related to these benefits, which primarily consists of pension benefits in the United States, France, United Kingdom, Germany, and Netherlands. Each year's recorded expenses are estimates based on actuarial calculations of the Company's accumulated and projected benefit obligations ("PBOs") for the Company's various plans.

Suspension of additional benefits for future service is considered a curtailment, and if material, necessitates a re-measurement of plan assets and PBO. As part of a re-measurement, the Company adjusts its discount rates and other actuarial assumptions, such as retirement, turnover and mortality table assumptions, as appropriate. Refer to Note 18. Postretirement and Other Benefits for additional information.

Comprehensive Income (Loss)

Comprehensive income (loss) includes Net Loss (Income), as well as items charged and credited directly to stockholders' equity, which are excluded from Net Loss (Income). The Company has presented comprehensive income (loss) in the Consolidated Statements of Comprehensive Income (Loss). Reclassification adjustments of derivative instruments from Accumulated Other comprehensive income (loss), net of tax are presented in Net sales, Other income (expense), or Interest expense in the Consolidated Statements of Income (Loss). In conjunction with the sale of the EP business, $133.8 million of foreign currency translation adjustments (losses) and $8.9 million of deferred gains associated with net investment hedges settled in prior periods was released from AOCI and recognized within income from discontinued operations, net of tax. Refer to Note 15. Derivatives for additional information. Amortization of accumulated pension and other postretirement benefit ("OPEB") liabilities are included in the computation of net periodic pension and OPEB costs, which are more fully discussed in Note 18. Postretirement and Other Benefits.

Components of Accumulated other comprehensive income (loss), net of tax, were as follows (in millions):

	December 31,	
	2023	**2022**
Accumulated pension and OPEB liability adjustments, net of income tax benefit of $4.3 million and $2.5 million at December 31, 2023 and 2022, respectively	$ (20.3)	$ (10.9)
Accumulated unrealized gain on derivative instruments, net of income tax expense of $12.8 million and $12.9 million at December 31, 2023 and 2022, respectively	27.9	44.4
Accumulated unrealized foreign currency translation adjustments, net of income tax benefit of $14.6 million and $17.0 million at December 31, 2023 and 2022, respectively	31.5	(128.9)
Accumulated other comprehensive income (loss), net of tax	$ 39.1	$ (95.4)

Changes in the components of Accumulated other comprehensive income (loss), net of tax, were as follows (in millions):

| | Years Ended December 31, | | | | | | | | |
| | 2023 | | | 2022 | | | 2021 | | |
	Pre-tax	Tax	Net of Tax	Pre-tax	Tax	Net of Tax	Pre-tax	Tax	Net of Tax
Pension and OPEB liability adjustments	$(11.2)	$ 1.8	$ (9.4)	$ 9.9	$ (6.4)	$ 3.5	$ 8.9	$ (2.8)	$ 6.1
Derivative instrument adjustments	(16.6)	0.1	(16.5)	61.3	(15.0)	46.3	11.9	(0.7)	11.2
Foreign currency translation adjustments	35.4	0.1	35.5	(33.7)	7.5	(26.2)	(23.8)	(0.6)	(24.4)
Reclassification of foreign currency translation to income	127.4	(2.5)	124.9	—	—	—	—	—	—
Total	$135.0	$ (0.5)	$134.5	$ 37.5	$(13.9)	$ 23.6	$ (3.0)	$ (4.1)	$ (7.1)

Disclosures regarding the amounts reclassified from AOCI to income for pensions and derivatives are separately disclosed in Note 18. Postretirement and Other Benefits and Note 15. Derivatives.

Restricted Stock

All of the Company's restricted stock unit grants, vest upon completion of a specified period of time, typically between one and three years. The fair value of each award is equal to the share price of the Company's stock on the date of the grant. This cost is recognized over the vesting period of the respective award. The Company records forfeitures of restricted stock units related to continued service requirements as they occur. A summary of outstanding restricted stock units awards as of December 31, 2023 and 2022 is included in Note 19. Stockholders' Equity.

Long-term Incentive Plan Performance Share Units

The Company's long-term incentive compensation program ("LTICP") for key employees includes an equity-based award component that is provided through the Long-term Incentive Plan ("LTIP"), which the Company adopted in 2015. The objectives under the LTICP are established at the beginning of a performance cycle and are intended to focus management on longer-term strategic goals. The Compensation Committee of the Board of Directors designates participants in the LTICP and LTIP and determines the equity-based award opportunity in the form of performance share units for each performance cycle, which is generally measured on the basis of a three-year performance period (the measurement period). The performance share units are sized after the performance period is completed, and vest at a predetermined date thereafter. The Company recognizes compensation expense with an offsetting credit to additional paid-in-capital over the performance period based on the fair value of the award at the date of grant, with compensation expense being adjusted cumulatively based on the number of shares expected to be earned according to the level of achievement of performance goals.

On the Merger date, the Company modified the 2022 and 2021 performance share awards issued under the LTIP to remove the performance and market conditions for continuing employees, effectively converting the awards to service-only modified awards that cliff vest upon the original date of lapse of restrictions defined in the LTIP awards.

Fair Value Measurements

The Company measures fair value in accordance with ASC 820, Fair Value Measurements and Disclosures, which establishes a framework for measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 provides a fair value hierarchy based on the following three categories:

- Level 1 - Measurements that reflect unadjusted quoted prices for identical assets or liabilities in active markets.
- Level 2 - Measurements that include other inputs that are directly or indirectly observable in the marketplace.
- Level 3 - Measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Recently Adopted Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." The new standard provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform and the discontinuance of the London Interbank Offered Rate ("LIBOR") if certain criteria are met. The amendments in this ASU are effective for all entities as of March 12, 2020, through December 31, 2022. In December 2022, FASB issued ASU 2022-06 Reference Rate Reform (ASC 848): Deferral of the Sunset Date of Topic 848, which extended the final sunset date from December 31, 2022 to December 31, 2024. The provisions of ASU 2020-04 and ASU 2022-06 were adopted effective April 1, 2022 and did not have a material impact on the consolidated financial statements.

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendment enhances reportable segment disclosure requirements, primarily regarding significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of other segment items and expanded interim disclosures that align with those required annually, among other provisions. The amendments in this ASU are effective on a retrospective basis for annual periods beginning January 1, 2024, and interim periods within those annual periods beginning January 1, 2025, with early adoption permitted. The Company is in the process of evaluating the effect that the adoption of these standards will have on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The amendment enhances income tax disclosure requirements, particularly regarding the effective tax rate reconciliation and income taxes paid. The amendments in this ASU are effective for fiscal years beginning after December 15, 2024. The Company is in the process of evaluating the effect that the adoption of these standards will have on its consolidated financial statements.

Note 3. Revenue Recognition

The Company recognizes revenues when control of a product is transferred to the customer. Control is transferred when the products are shipped from one of the Company's manufacturing facilities to the customer. Any freight costs billed to and paid by a customer are included in Net sales. The cost the Company pays to deliver finished goods to our customers is recorded as a component of Cost of products sold. These costs include the amounts paid to a third party to deliver the finished goods.

Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied, which generally occurs when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Generally, the Company considers collectability of amounts due under a contract to be probable upon inception of a sale based on an evaluation of the credit worthiness of each customer. If collectability is not considered to be probable, the Company defers recognition of revenue on satisfied performance obligations until the uncertainty is resolved. We record estimates for credit losses based on our expectations for the collectability of amounts due from customers, considering historical collections, expectations for future activity and other discrete events, as applicable.

Variable consideration, such as discounts or price concessions, is set forth in the terms of the contract at inception and is included in the assessment of the transaction price at the outset of the arrangement. The transaction price is allocated to the individual performance obligations due under the contract based on the relative stand-alone fair value of the performance obligations identified in the contract. The Company typically uses an observable price to determine the stand-alone selling price for separate performance obligations.

The Company does not typically include extended payment terms or significant financing components in its contracts with customers. Certain sales contracts may include cash-based incentives (volume rebates or credits), which are accounted for as variable consideration. We estimate these amounts at least quarterly based on the expected forecast quantities to be provided to customers and reduce revenues recognized accordingly. Incidental items that are immaterial in the context of the contract are recognized as expense in the period incurred. The Company generally expenses sales commissions when incurred because the amortization period is one year or less. These costs are recorded within Selling expense. The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less and contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed. As a practical expedient, the Company treats shipping and handling activities that occur after control of the good transfers as fulfillment activities, and therefore, does not account for shipping and handling costs as a separate performance obligation. The remaining performance obligations as of December 31, 2023 are not considered material.

Net sales are attributed to the following geographic locations of the Company's direct customers (in millions):

	Years Ended December 31,								
	2023			**2022**			**2021**		
	ATM	**FBS**	**Total**	**ATM**	**FBS**	**Total**	**ATM**	**FBS**	**Total**
United States	$ 753.9	$ 347.0	$1,100.9	$ 753.8	$ 194.6	$ 948.4	$ 562.5	$ —	$ 562.5
Europe and the former Commonwealth of Independent States	525.5	20.9	546.4	368.8	12.4	381.2	193.8	—	193.8
Asia/Pacific	184.2	22.5	206.7	152.3	18.7	171.0	124.9	—	124.9
Americas (excluding U.S.)	103.4	22.1	125.5	86.0	12.7	98.7	31.4	—	31.4
Other foreign countries	43.0	3.5	46.5	35.3	2.3	37.6	18.1	—	18.1
Net sales[1]	$1,610.0	$416.0	$2,026.0	$1,396.2	$240.7	$1,636.9	$930.7	$ —	$ 930.7

(1) Net sales include net hedging gains and losses for the years ended December 31, 2022 and 2021.

ATM is comprised of the legacy SWM Advanced Materials & Structures segment and certain legacy Neenah segments allocated to ATM based on performance, market focus, technologies, and reporting structure. FBS is substantially comprised of the legacy Neenah Fine Paper and Packaging segment. As a result of the EP Divestiture, the EP Business is presented as a discontinued operation and no longer reported in the FBS reportable segment. Refer to Note 21. Segment Information for additional information on our segments.

The ATM segment supplies customers serving generally high-growth end-markets as follows:

Industrials – substrates for tape, industrial, construction, infrastructure, performance labels, cable wrapping, abrasives, and other specialty applications.

Protective solutions – paint protection films for transportation in aftermarket channel, interlayer lamination for ballistic resistant and security glass, high-performance graphics substrates, and emerging smart glass applications.

Filtration – advanced media for transportation applications (such as air intake, cabin air, fuel oil), reverse osmosis water filtration, industrial process air and liquid applications, air purification, and HVAC and life science/personal protective equipment.

Healthcare – advanced wound care, consumer wellness, device fixation, and finger bandages.

Release liners – substrates critical to adhesive separation for applications in the personal care, label, tape, industrial, graphic arts, composites, and medical categories.

Net sales as a percentage by end-market for the ATM business were as follows:

	Years Ended December 31,	
	2023	**2022**
Industrials	33 %	34 %
Protective solutions	16 %	22 %
Filtration	25 %	21 %
Healthcare	16 %	16 %
Release liners	10 %	7 %
Net sales[1]	100 %	100 %

(1) Net sales includes Neenah effective July 6, 2022.

The FBS segment supplies customers serving generally both growing and mature end-markets including sustainable premium packaging solutions, imaging and communication, home & office, consumer goods, and other applications.

There were no customers in the ATM segment and in the FBS segment which made up 10% or more of the Company's 2023, 2022 or 2021 consolidated net sales.

Note 4. Leases

The Company leases certain office space, warehouses, manufacturing facilities, land, and equipment. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets; we recognize lease expense for these short-term leases in General expense in the Consolidated Statements of Income (Loss) on a straight-line basis over the lease term. For leases without lease terms (e.g., month-to-month leases), lease expense is recognized as incurred and no asset or liability is recorded for these leases.

The Company accounts for lease components (e.g., fixed payments including rent, real estate taxes and insurance costs) separately from non-lease components (e.g., common-area maintenance costs). Most leases include one or more options to renew, with renewal terms that can extend the lease term. The exercise of lease renewal options is at our sole discretion. Lease assets and liabilities are determined based on the lease term including those periods for which renewal options are considered reasonably certain to be exercised. Certain leases also include options to purchase the leased property, although we are unlikely to do so in most cases. The depreciable life of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company's leases do not provide a readily determinable implicit rate. Therefore, the Company must estimate its incremental borrowing rate to discount the lease payments based on information available at lease commencement.

Components of lease expense incurred by the Company are as follows (in millions):

	Years Ended December 31,	
	2023	2022
Finance lease cost (cost resulting from lease payments):		
Interest expense on lease liabilities	$ 1.4	$ 0.7
Amortization of right-of-use assets	1.4	0.8
Operating lease cost	11.3	9.8
Short-term lease expense	1.7	3.3
Variable lease expense	—	0.6
Sublease income	(0.1)	—
Total lease cost	$ 15.7	$ 15.2

The following table represents future contractual lease liabilities for finance and operating leases at December 31, 2023 (in millions):

	Finance	Operating	Total
2024	$ 2.5	$ 12.6	$ 15.1
2025	2.8	10.3	13.1
2026	2.8	7.5	10.3
2027	2.8	6.4	9.2
2028	1.8	5.1	6.9
Thereafter	19.7	15.5	35.2
Total lease payments	$ 32.4	$ 57.4	$ 89.8
Less: Interest	12.8	12.2	25.0
Present value of lease liabilities	$ 19.6	$ 45.2	$ 64.8

Weighted-average remaining lease term (in years) and discount rate are as follows:

	December 31,	
	2023	2022
Weighted-average remaining lease term:		
Operating leases	8.4	4.8
Finance leases	14.1	15.7
Weighted-average discount rate:		
Operating leases	6.31 %	5.39 %
Finance leases	7.49 %	7.61 %

Supplemental cash flow information related to leases are as follows (in millions):

	Years Ended December 31,	
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 14.3	$ 9.9
Operating cash flows from finance leases	1.4	0.7
Leased assets obtained in exchange for new finance lease liabilities	2.0	16.1
Leased assets obtained in exchange for new operating lease liabilities	25.1	20.6

Refer to the Consolidated Statements of Cash Flows for information on payments on financing lease obligations.

The Company's leased office space for its previous headquarters in Alpharetta, GA will terminate in December 2024. We entered into a new lease for our headquarters that commenced on July 1, 2023 which will expire after 12.5 years, unless terminated sooner.

Note 5. Business Acquisition

On March 28, 2022, the Company entered into an Agreement and Plan of Merger to combine with Neenah, Inc. ("Neenah"), a specialty materials company incorporated in Delaware, in an all-stock merger of equals (the "Merger Agreement"), to create a global leader in specialty materials, accelerate growth and innovation, as well as achieve cost synergies. The Merger was approved by the shareholders of both the Company and Neenah on June 29, 2022 and was completed on July 6, 2022. Under the terms of the Merger Agreement, which was unanimously approved by the board of directors of both companies, Neenah merged into a directly owned subsidiary of the Company, with Neenah surviving the Merger as a direct, wholly-owned subsidiary of Mativ.

Pursuant to the Merger Agreement, each share of Neenah's common stock outstanding was exchanged for 1.358 shares of common stock in the Company. As such, the Company issued approximately 22.8 million shares of its common stock to Neenah's shareholders under the terms of the Merger Agreement. Based on the Company's closing stock price on July 5, 2022, the total value of shares issued to Neenah's shareholders was approximately $534.1 million. The total consideration transferred to merge with Neenah was $1,056.3 million, which included the equity portion consideration of $534.1 million, repayment of Neenah debt of $504.9 million, repayment of acquisition costs incurred by Neenah of $13.5 million and the fair value of unvested stock awards allocated to the pre-merger period of $3.8 million.

The Company used the proceeds of the borrowings under the amended Credit Agreement to repay existing indebtedness of Neenah and to pay other costs and expenses in connection with the Merger.

The transaction was accounted for as a business combination with the Company being treated as the accounting acquirer in accordance with Accounting Standards Codification ("ASC") 805, Business Combinations. Under this method of accounting, the total consideration has been allocated to Neenah's assets acquired and liabilities assumed based upon fair values at the Merger date. The assets acquired and liabilities assumed were measured at fair value as of the Merger date primarily using Level 3 inputs. The excess of the total consideration over the net assets acquired was recorded as goodwill and has been allocated to the ATM segment. The goodwill recorded will not be deductible for tax purposes as it is primarily attributable to expected revenue and cost synergies. The estimated purchase price allocation disclosed as of September 30, 2022 was revised during the measurement period as new information was received and analyzed resulting in increases in Deferred income tax liabilities of $19.0 million, Intangible assets, net of $17.9 million, Property, plant and equipment, net of $9.6 million, Inventories, net of $2.7 million, as well as decreases in Goodwill of $12.0 million, Accounts payable and other current liabilities of $9.1 million, Accounts receivable, net of $8.5 million, and other immaterial changes, as presented in the table below.

The consideration paid to merge with Neenah, and the fair values of the assets acquired and liabilities assumed as of the Merger date were as follows (in millions):

	Final Fair Value Allocation		Adjustments		Preliminary Allocation as of July 6, 2022	
Cash and cash equivalents	$	55.9	$	—	$	55.9
Accounts receivable, net		198.1		(8.5)		206.6
Inventories, net		194.5		2.7		191.8
Other current assets		27.8		0.3		27.5
Property, plant and equipment, net		463.2		9.6		453.6
Intangible assets, net		236.9		17.9		219.0
Other assets		42.1		0.3		41.8
Total assets	$	1,218.5	$	22.3	$	1,196.2
Current debt	$	1.9	$	—	$	1.9
Accounts payable and other current liabilities		198.8		(9.1)		207.9
Long-term debt		22.8		—		22.8
Deferred income tax liabilities		86.7		19.0		67.7
Other liabilities		82.4		0.4		82.0
Net assets acquired	$	825.9	$	12.0	$	813.9
Goodwill		230.4		(12.0)		242.4
Total consideration	$	1,056.3	$	—	$	1,056.3

The fair value of receivables acquired approximates the gross contractual value. The contractual amount not expected to be collected is immaterial.

Acquired inventory was comprised of finished goods, work in process and raw materials. The fair value of finished goods was based on net realizable value adjusted for the costs of selling and manufacturing and a reasonable profit margin on selling effort and manufacturing costs. The fair value of work in process was based on net realizable value adjusted for the costs of selling and a reasonable profit margin on selling effort. The fair value of raw materials was determined to approximate book value.

Property, plant and equipment is comprised of land, buildings and leasehold improvements, machinery and equipment, furniture and fixtures, computer equipment and construction in progress. The fair value was primarily determined using a reproduction/replacement cost approach which measures the value of an asset by estimating the cost to acquire or construct comparable assets adjusted for age and condition of the asset.

Acquired intangible assets include customer relationships, trade names and developed technologies. Intangible assets were valued using the multi-period excess earnings and relief-from-royalty methods, both forms of the income approach which considers a forecast of future cash flows generated from the use of each asset.

The following table sets forth the components of identifiable intangible assets (in millions) and their estimated useful lives (in years):

	Fair Value	Weighted-Average Amortization Period (Years)
Amortizable intangible assets:		
Customer relationships	$ 202.3	14.3
Trade names	14.4	20
Developed technology	20.2	7
Total amortizable intangible assets	$ 236.9	

The deferred tax effects resulting from the Merger include the federal, state and foreign tax consequences associated with temporary differences between the fair values of the assets acquired, liabilities assumed and the respective tax basis.

During the year ended December 31, 2023, the Company did not recognize any direct and indirect merger-related costs. During the year ended December 31, 2022, the Company recognized direct and indirect costs related to the Merger of $45.5 million predominantly related to severance and termination costs resulting from the change in control, legal and other professional fees. Direct and indirect merger-related costs were expensed as incurred and are primarily included in the General expense in the Company's Consolidated Statements of Income (Loss).

Pro Forma Financial Information (Unaudited)

The unaudited supplemental pro forma financial information presents the combined results of operations for the periods presented, as if the Merger had occurred on January 1, 2021. The unaudited supplemental pro forma financial information includes the following adjustments related to the Merger: incremental depreciation expense related to fair value adjustments to property, plant and equipment, amortization of intangible assets and fair value adjustments to inventory, interest expense for the additional indebtedness incurred to complete the Merger, acquisition and severance costs, and applicable tax adjustments based on statutory rates in the jurisdictions where the adjustments occurred.

The unaudited supplemental pro forma financial information presented below is not necessarily indicative of consolidated results of continuing operations of the combined business had the Merger occurred as of January 1, 2021 (in millions):

	Years Ended December 31,	
	2022	2021
Net sales	$ 2,238.0	$ 1,959.2
Net loss	$ (13.6)	$ (114.1)

Note 6. Accounts Receivable, Net

Accounts receivable, net is summarized as follows (in millions):

	December 31,	
	2023	**2022**
Trade receivables	$ 147.2	$ 144.4
Business tax credits, including VAT	10.2	5.5
Hedge contracts receivable	2.6	3.5
Other receivables	19.7	26.8
Less allowance for doubtful accounts and sales discounts	(3.2)	(2.0)
Total accounts receivable, net	$ 176.5	$ 178.2

The following is the activity related to the allowance for doubtful accounts (in millions):

	Years Ended December 31,		
	2023	**2022**	**2021**
Beginning balance	$ 2.0	$ 0.8	$ 0.5
Bad debt expense	1.0	1.6	0.3
Recoveries	—	(0.1)	(0.1)
Write-offs and discounts	0.2	(0.3)	0.1
Ending balance	$ 3.2	$ 2.0	$ 0.8

Transfer of Receivables

On December 23, 2022, the Company entered into an accounts receivable sales agreement (the "Receivables Sales Agreement") to sell certain trade receivables arising from revenue transactions of the Company's U.S. subsidiaries on a revolving basis. The maximum funding commitment of the Receivables Sales Agreement is $175.0 million. The agreement has an initial term of three years and can be renewed. Upon entry into the Receivables Sales Agreement, the Company sold $126.0 million of trade receivables.

In connection with the Receivables Sales Agreement, the Company formed a separate bankruptcy-remote special purpose entity ("SPE"), which is a wholly owned and controlled subsidiary. The Company continuously transfers receivables to the SPE and the SPE transfers ownership and control of certain receivables that meet certain qualifying conditions to a third-party financial institution in exchange for cash. Certain receivables are held by the SPE and are pledged to secure the collectability of the sold receivables.

On October 20, 2023, we entered into Amendment No. 1 to the Receivables Sales Agreement (the Receivables Sales Agreement Amendment"). The Receivables Sales Agreement Amendment amends the original Receivables Sales Agreement (the "Amended Receivables Sales Agreement") to, among other things, (i) reflect the repurchase by the Company from the SPE of all of its accounts receivable and certain related assets previously sold by Company to the SPE (collectively, "Receivables"), (ii) reflect that the Company is no longer an originator of Receivables under the Company's accounts receivable securitization facility, but remains the servicer and performance guarantor, (iii) reflect the Company's assignment of 100% of the ownership interests in the SPE to Neenah, such that Neenah will now be able to contribute Receivables to the SPE on a go-forward basis, and (iv) update the maximum Net Debt to EBITDA Ratio to match the level set forth in the Company's First Lien Credit Agreement as in effect on the date of such amendment.

The amount of receivables pledged as collateral as of December 31, 2023 and 2022 was $27.9 million and $34.2 million respectively. The SPE incurs fees due to the third-party financial institution related to accounts receivable sales transactions.

The Company has continuing involvement with the receivables transferred by the SPE to the third-party financial institution by providing collection services.

The Company also participates in uncommitted trade accounts receivable sales programs ("Reverse Receivables Programs") under which certain trade receivables are sold, without recourse, to a third-party financial institution in exchange for cash. The Company does not retain any interest in or continuing involvement with the invoices after they are sold. The invoices are sold at face value, less a transaction fee.

The Company accounts for transactions under the Amended Receivables Sales Agreement and Reverse Receivables Programs as sales of financial assets, with the associated receivables derecognized from the Company's Consolidated Balance Sheets. Total fees related to the Receivables Sales Agreement and Reverse Receivables Programs are considered to be a loss on the sale of financial assets. Total fees for the year ended December 31, 2023 were $4.5 million and are recorded in General expense in the Consolidated Statements of Income (Loss). Total fees for the year ended December 31, 2022 were immaterial. Continuous cash activity related to the Amended Receivables Sales Agreement and Reverse Receivables Programs is reflected in cash from operating activities in the Consolidated Statement of Cash Flows.

The following table summarizes the activity under the Amended Receivables Sales Agreement and Reverse Receivables Program (in millions):

	Years Ended December 31	
	2023	2022
Trade accounts receivable sold to financial institutions	$ 1,096.1	$ 203.4
Cash proceeds from financial institutions	1,094.8	201.8

Note 7. Inventories, Net

Inventories are valued at the lower of cost (using the first-in, first-out and weighted average methods) or net realizable value. The Company's costs included in inventory primarily include resins, pulp, chemicals, direct labor, utilities, maintenance, depreciation, finishing supplies and an allocation of certain overhead costs. Machine start-up costs or abnormal machine shutdowns are expensed in the period incurred and are not reflected in inventory. The Company reviews inventories at least quarterly to determine the necessity of write-offs for excess, obsolete or unsalable inventory. The Company estimates write-offs for inventory obsolescence and shrinkage based on its judgment of future realization. These reviews require the Company to assess customer and market demand. There were no material write-offs during the years ended December 31, 2023, 2022, and 2021.

The following table summarizes inventories by major class (in millions):

	December 31,	
	2023	2022
Raw materials	$ 129.9	$ 162.1
Work in process	50.4	57.9
Finished goods	160.0	180.0
Supplies and other	12.6	14.6
Total inventories	$ 352.9	$ 414.6

Note 8. Property, Plant and Equipment, Net

Property, plant and equipment are stated at cost, less accumulated depreciation. Interest is capitalized as a component of the cost of construction for large projects. Expenditures for betterments are capitalized whereas normal repairs and maintenance are expensed as incurred. Property, other than land, is depreciated on a straight-line basis for financial reporting purposes. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the balance sheet, and any gain or loss on the transaction is normally included in Cost of products sold or Other income (expense).

Property, plant and equipment (and related depreciable lives) consisted of the following (in millions):

	December 31,	
	2023	**2022**
Land and improvements	$ 78.3	$ 75.9
Buildings and improvements (20 to 40 years or remaining life of relevant lease)	191.6	176.4
Machinery and equipment (5 to 20 years)	558.6	526.4
Construction in progress	50.0	45.4
Gross property, plant and equipment	878.5	824.1
Less: Accumulated depreciation	206.0	132.6
Property, plant and equipment, net	$ 672.5	$ 691.5

Depreciation expense was $81.7 million, $51.9 million, and $26.2 million during the years ended December 31, 2023, 2022, and 2021, respectively. Refer to Note 13. Restructuring and Other Impairment Activities for asset impairment expenses during the year ended December 31, 2023.

Note 9. Discontinued Operations

Upon entering into the Engineered Papers Offer agreement, the Engineered Papers business met the criteria set forth in Accounting Standards Codification 205-20, Presentation of Financial Statements – Discontinued Operations ("ASC 205-20"), as the sale represents a strategic shift that will have a major effect on the Company's operations and financial results. As a result, the Company's consolidated financial statements for all periods presented reflect the Engineered Papers business as a discontinued operation. The divested business was historically reported in the FBS reportable segment.

On November 30, 2023 the Company completed the sale of its Engineered Papers business. Upon closing of the transaction, the Company recorded a gain on sale of $176.3 million ($170.0 million, net of income taxes) and released certain material deferred tax valuation allowances. The gain and cash proceeds are subject to customary working capital adjustments during a specified period following the sale close date.

The Engineered Papers business was tested for recoverability as of each balance sheet date since meeting the discontinued operations criteria and the Company concluded that there is no impairment expense to be recognized.

Included within the Consolidated Balance Sheet are the following major classes of assets and liabilities, respectively, associated with the discontinued operations (in millions):

		December 31, 2022
ASSETS		
Cash and cash equivalents	$	23.3
Accounts receivable, net		88.6
Inventories, net		120.2
Income taxes receivable		0.4
Other current assets		1.3
Total current assets		233.8
Property, plant and equipment, net		183.5
Operating lease right-of-use assets		5.2
Investment in equity affiliates		59.1
Goodwill		3.0
Other assets		5.3
Total assets of discontinued operations	$	489.9
LIABILITIES		
Current debt	$	1.1
Operating lease liabilities		0.8
Accounts payable		45.1
Income taxes payable		1.2
Accrued expenses and other current liabilities		55.2
Total current liabilities		103.4
Long-term debt		2.9
Operating lease liabilities, noncurrent		4.6
Long-term income tax payable		0.6
Pension and other postretirement benefits		21.3
Deferred income tax liabilities		20.1
Other liabilities		17.4
Total liabilities of discontinued operations	$	170.3

Summary financial results of discontinued operations were as follows (in millions):

		Years Ended December 31,				
		2023		**2022**		**2021**
Net sales	$	490.9	$	530.5	$	509.3
Cost of products sold		373.4		398.9		362.2
Gross profit		117.5		131.6		147.1
Selling expense		13.2		14.4		14.2
Research and development expense		8.6		7.8		8.5
General expense		16.2		17.6		16.7
Total nonmanufacturing expenses		38.0		39.8		39.4
Restructuring and other impairment expense		0.5		0.2		8.2
Operating profit		79.0		91.6		99.5
Interest expense [1]		49.0		28.8		5.7
Other income, net		194.8		9.3		5.8
Income from discontinued operations before income taxes		224.8		72.1		99.6
Income tax expense		29.1		15.0		18.8
Income (loss) from equity affiliates, net of income taxes		2.5		5.2		6.4
Income from discontinued operations, net of tax	$	198.2	$	62.3	$	87.2

[1] Upon the close of the transaction, the Company used a portion of the net proceeds to repay a portion of its outstanding debt amounting to approximately $641.2 million. This debt repayment is based on the triggering of a financial covenant in the loan agreement and interest expense has been allocated to discontinued operations on a pro-rata basis within the Consolidated Statements of Income (Loss) and the Consolidated Statement of Cash Flows based on the outstanding loan balances.

In conjunction with the sale, the Company and Evergreen Hill Enterprise entered into a transition service agreement ("TSA"). Pursuant to the agreement, which remains in effect until the date all services are completed, but no more than twelve months following the closing date of the EP sale, the Company and Evergreen Hill Enterprise will each provide interim support for various functions to facilitate an orderly transfer of business operations. The continuing cash flows generated by the TSA does not constitute significant continuing involvement in the operations of the EP business. Additionally, under the TSA, we settle any receipts received or payments made on behalf of each party's customers or vendors. As of December 31, 2023, the net fees and receivable from the TSA were immaterial.

Note 10. Goodwill

The Company evaluates goodwill for impairment at least annually during the fourth quarter or whenever events or changes in circumstances indicate that an evaluation should be completed. The Company determines the fair value of its reporting units using the income approach. The determination of the fair value using the income approach requires management to make significant estimates and assumptions related to forecasts of future cash flows and discount rates. Changes to the forecasted revenue growth, earnings before income taxes, depreciation and amortization ("EBITDA") and discount rate assumptions may result in a significantly different estimate of the fair value of the reporting units, which could result in a different assessment of the recoverability of goodwill or measurement of an impairment charge.

Effective July 1, 2023, and as a result of our ongoing integration efforts, we identified a change in our operating segments. While the ATM reportable segment remains as an aggregation of the Company's highly engineered polymer, resin and fiber-based substrates, nets, films, adhesive tapes, and other non-woven products, the segment was disaggregated into five reporting units due to changes in internal reporting of operating results and related segment level management. Refer to Note 21. Segment Information for additional information on our segments.

Further, during 2023, the sustained impact of macro-economic conditions, an increasingly global competitive environment, moderation in certain projected volume expectations, and a sustained decrease in our share price contributed to the decline in reporting unit fair value. Additionally, management completed a long-term financial model, aligning with the new reporting unit structure during the third quarter. That model's forecast reflects the higher relative allocation of corporate overhead costs to continuing operations as a result of the proposed sale of our EP business.

As a result, during the year ended December 31, 2023, the Company performed an interim quantitative goodwill impairment test, which resulted in an impairment charge of $401.0 million related to certain reporting units included in the Advanced Technical Materials ("ATM") reportable segment. The annual tests during the fourth quarters of 2023, 2022 and 2021 resulted in no impairment.

The changes in the carrying amount of goodwill for each reporting segment were as follows (in millions):

	ATM	FBS	Total
Balance at December 31, 2021	$ 643.4	$ 1.6	$ 645.0
Goodwill acquired[1]	215.8	—	215.8
Foreign currency translation and other[2]	(16.6)	—	(16.6)
Balance at December 31, 2022	$ 842.6	$ 1.6	$ 844.2
Goodwill acquired[3]	16.0	—	16.0
Goodwill impairment[4]	(401.0)	—	(401.0)
Foreign currency translation and other	14.9	—	14.9
Balance at December 31, 2023	$ 472.5	$ 1.6	$ 474.1

[1] $214.4 million related to the Merger and $1.4 million related to measurement period adjustments for the Scapa acquisition.
[2] During the first quarter of 2022, goodwill with a carrying amount of $2.1 million was allocated to the disposal group classified as held for sale and subsequently impaired. Goodwill was allocated to the disposal group on the basis of relative fair value, primarily utilizing Level 3 inputs which included forecasted future cash flows.
[3] Related to the measurement period adjustments for the Merger.
[4] Recorded in the third quarter of 2023.

Accumulated impairment loss for the FBS segment was $2.7 million as of December 31, 2023 and 2022. Accumulated impairment loss for the ATM segment was $401.0 million as of December 31, 2023 and there was no accumulated impairment loss as of December 31, 2022.

Note 11. Intangible Assets, Net

The Company had $593.6 million and $37.7 million of intangible assets in the ATM segment and FBS segment, respectively, as of December 31, 2023 and $652.5 million and $57.8 million in the ATM segment and FBS segment, respectively, as of December 31, 2022. The gross carrying amount and accumulated amortization for intangible assets consisted of the following (in millions):

	December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized Intangible Assets			
Customer relationships	$ 743.8	$ 209.4	$ 534.4
Developed technology	71.8	34.1	37.7
Trade names	32.7	6.4	26.3
Acquired technology	20.8	4.5	16.3
Non-compete agreements	2.9	2.8	0.1
Patents	1.9	0.9	1.0
Total[1][2]	$ 873.9	$ 258.1	$ 615.8
Unamortized Intangible Assets			
Trade names	$ 15.5	$ —	$ 15.5

[1] Includes a decrease of $26.0 million related to measurement period adjustments for the Merger recognized during the year ended December 31, 2023.

[2] Includes $0.7 million intangible asset impairment for the year ended 2023.

	December 31, 2022		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized Intangible Assets			
Customer relationships	$ 754.8	$ 159.4	$ 595.4
Developed technology	71.2	26.5	44.7
Trade Names	35.8	4.4	31.4
Acquired Technology	23.5	1.6	21.9
Non-compete agreements	2.9	2.7	0.2
Patents	1.9	0.7	1.2
Total	$ 890.1	$ 195.3	$ 694.8
Unamortized Intangible Assets			
Trade names[1]	$ 15.5	$ —	$ 15.5

[1] During the first quarter of 2022, indefinite-lived trade names and developed technology with net carrying amounts of $4.2 million and $0.5 million were allocated to the disposal group classified as held for sale and subsequently impaired.

Amortization expense of intangible assets was $61.0 million, $53.4 million, and $39.7 million for the years ended December 31, 2023, 2022 and 2021, respectively. Finite-lived intangibles in the ATM segment are expensed using the straight-line amortization method.

The following table shows the estimated aggregate amortization expense as of December 31, 2023 (in millions):

2024	$	61.6
2025	$	60.8
2026	$	60.7
2027	$	60.7
2028	$	56.1

Note 12. Other Assets

Other assets consisted of the following (in millions):

	December 31,			
	2023		**2022**	
Capitalized software costs, net of accumulated amortization	$	8.4	$	15.6
Grantor trust assets		7.5		6.2
Net pension assets		31.2		31.0
Long-term supplies inventory		5.9		4.6
Hedge contracts assets		10.9		39.2
Other assets		17.9		13.5
Total	$	81.8	$	110.1

Grantor trust assets consist primarily of cash surrender values in Company-owned life insurance policies held by a trust to be used for the eventual payment of employee deferred compensation. These assets are restricted from Company use until all obligations are satisfied.

The decrease in hedge contracts assets resulted from the termination of a portion of the Company's interest rate swaps in the year ended December 31, 2023 and due to changes in the fair value of the hedge contracts compared to the year ended December 31, 2022. Refer to Note 15. Derivatives for further information on our hedge contracts.

Note 13. Restructuring and Other Impairment Activities

Our restructuring programs have been developed with the objective of realigning the business and lowering our cost structure. As such, our ongoing programs relate to manufacturing and cost optimization. The Company incurred restructuring and other impairment expenses of $22.6 million, $19.1 million, and $1.9 million in the years ended December 31, 2023, 2022 and 2021, respectively.

In the FBS segment, restructuring and other impairment expenses were $9.9 million and $1.1 million during the years ended December 31, 2023 and 2022, respectively. There were no restructuring and other impairment expenses in the FBS segment during the year ended December 31, 2021. During the year ended December 31, 2023 the Company recognized impairment charges of $9.5 million related to long-lived assets at our Eerbeek, Netherlands facility. An impairment assessment was performed after significant changes in market conditions, including the entrance of new competitors and products caused management to revise our long-term view on pricing and volume recovery. The impairment reduced the carrying value of the assets to fair value, which was determined using management estimates for future cash flows.

Restructuring and other impairment expense in the FBS segment for the year ended December 31, 2022 was primarily related to closed facilities.

In the ATM segment, the Company incurred $12.4 million, $17.2 million, and $1.9 million in restructuring and other impairment expenses during the years ended December 31, 2023, 2022, and 2021, respectively. During 2023, we announced plans to close two facilities as a result of decisions to exit certain end markets amid ongoing manufacturing optimization efforts. The facilities are expected to cease operations in 2024 and one facility is expected to be sold in Q1 of 2024. As a result of these planned closures, the Company recognized $8.8 million related to fixed asset and certain other asset impairments for the year ended December 31, 2023. In addition, the ATM segment recognized $2.0 million of restructuring expense for the year ended December 31, 2023 related to facilities closed in prior years. As of December 31, 2023 assets held for sale of $14.2 million and $2.2 million were included in Other current assets and Other assets, respectively. As of December 31, 2022, assets held for sale of $10.5 million were included in Other current assets.

Through December 31, 2023 the Company has recognized accumulated restructuring charges of $8.8 million related to the facility closures announced in 2023 and $3.2 million related to facilities closed in prior years in the ATM segment. During 2024, the Company expects to record additional restructuring related costs in the ATM segment of approximately $4.7 million related to the closing of these facilities.

In the year ended December 31, 2022, restructuring and other impairment expense in the ATM segment was primarily due to a $12.9 million impairment of certain assets in conjunction with the divestiture of a portion of a legacy SWM ATM segment. The assets were sold during the third quarter of 2022 for net proceeds of $4.6 million and a loss of $0.4 million.

Restructuring and other impairment expense in the ATM segment for the year ended December 31, 2021 was related to the impairment of non-productive manufacturing equipment and severance accruals.

Other restructuring related inventory adjustments and acceleration of depreciation due to changes in the estimated lives of certain assets resulting from planned facility closures are included in Cost of products sold. We recorded $2.7 million for the year ended December 31, 2023 primarily to write down inventory to estimated net realizable value. Restructuring related inventory adjustments for the years ended December 31, 2022 and 2021 were not material.

Other restructuring related charges are included in corporate General expense as other unallocated items as these costs are not included in management's evaluation of the segments' performance. Unallocated expenses included in corporate General expense for the year ended December 31, 2023 were $1.1 million related to the relocation of the corporate headquarters. Unallocated restructuring and other impairment expense for the years ended December 31, 2022 and 2021 were not material.

The following table summarizes total restructuring, restructuring related, and other impairment expense (in millions):

	Years Ended December 31,					
	2023		**2022**		**2021**	
Restructuring and other impairment expense:						
Severance	$	0.1	$	1.8	$	0.3
Asset impairment		18.6		14.0		1.6
Other		3.9		3.3		—
Total restructuring and other impairment expense	$	22.6	$	19.1	$	1.9
Other restructuring related charges - Cost of products sold:						
Accelerated depreciation and amortization	$	0.1	$	—	$	—
Inventory write-down to estimated net realizable value		2.6		0.8		—
Total other restructuring related charges - Cost of products sold		2.7		0.8		—
Other restructuring related charges - General expense:						
Accelerated depreciation and amortization		1.1		0.3		—
Total restructuring, restructuring related, and other impairment expense	$	26.4	$	20.2	$	1.9

Restructuring liabilities were classified within Accrued expenses and other current liabilities and Other liabilities in the Consolidated Balance Sheets as of December 31, 2023 and 2022. Changes in the restructuring liabilities, substantially all of which are employee-related, are summarized as follows (in millions):

	Years Ended December 31,			
	2023		**2022**	
Balance at beginning of year	$	4.0	$	3.8
Accruals for announced programs		0.3		1.0
Accruals assumed from Merger[1]		—		2.3
Cash payments		(0.5)		(3.0)
Foreign exchange impact		—		(0.1)
Balance at end of period	$	3.8	$	4.0

(1) Accrued liabilities primarily for severance related to an optimization program at facilities acquired through the Merger.

Note 14. Debt

Total debt, net of debt issuance costs, is summarized in the following table (in millions):

	December 31,		
	2023		**2022**
Revolving facility - U.S. dollar borrowings	$ 260.0	$	191.0
Term loan A facility	84.3		192.0
Term loan B facility	160.5		344.8
Delayed draw term loan	273.2		641.9
6.875% Senior unsecured notes due October 1, 2026, net of discount of $3.2 million and $4.3 million as of December 31, 2023 and 2022, respectively[1]	341.9		339.0
German loan agreement	9.0		10.7
Debt issuance costs	(24.3)		(29.4)
Total debt	1,104.6		1,690.0
Less: Current debt	(2.8)		(33.6)
Long-term debt	$ 1,101.8	$	1,656.4

(1) Amount includes a $4.9 million and $6.7 million decrease in the fair value as of December 31, 2023 and 2022, respectively, due to changes in benchmark interest rates related to the senior unsecured notes. Refer to Note 15. Derivatives for additional information on our interest rate swaps designated as a fair value hedge.

Credit Facility

On September 25, 2018, the Company entered into a $700.0 million credit agreement (the "Credit Agreement"), which replaced the Company's previous senior secured credit facilities and provides for a five-year $500.0 million revolving line of credit (the "Revolving Credit Facility") and a seven-year $200.0 million bank term loan facility (the "Term Loan A Facility"). Subject to certain conditions, including the absence of a default or event of default under the Credit Agreement, the Company may request incremental loans to be extended under the Revolving Credit Facility or as additional Term Loan Facilities so long as the Company is in pro forma compliance with the financial covenants set forth in the Credit Agreement and the aggregate of such increases does not exceed $400.0 million.

On February 10, 2021, we amended our Credit Agreement to, among other things, add a new seven-year $350.0 million Term Loan B Facility (the "Term Loan B Facility") and to decrease the incremental loans that may be extended at the Company's request to $250.0 million. The amended Credit Agreement was further amended effective February 22, 2022 to adjust the step-down schedule for the maximum net debt to EBITDA ratio.

In connection with the Merger, we further amended our Credit Agreement on May 6, 2022 in order to extend the maturity of the Revolving Credit Facility and the Term Loan A Facility to May 6, 2027, and to increase the availability under the Revolving Credit Facility, subject to consummation of the Merger, to $600.0 million. Additionally, we added a $650.0 million delayed draw term loan facility (the "Delayed Draw Term Loan Facility") to be funded concurrent with the closing of the Merger.

On July 5, 2022, in connection with the consummation of the Merger, the Company borrowed $650.0 million under the Delayed Draw Term Loan Facility. The funds were used to repay all of Neenah's outstanding debt of $445.9 million under its term loan B facility and $59.0 million under its global secured revolving credit facility, as well as pay down $100.0 million of our amended Revolving Credit Facility ("Revolving Facility"). The Delayed Draw Term Loan Facility matures on May 6, 2027.

In December 2022, $127.0 million of cash from operations was used to repay our Revolving Facility.

Effective July 1, 2023, pursuant to the amended Credit Agreement on June 5, 2023, borrowings under the Term Loan B Facility in U.S. dollar will bear interest equal to a forward-looking term rate based on Term SOFR (subject to a minimum floor of 0.75%) plus 2.75%. Borrowings under the Term Loan B Facility in Euros will bear interest equal to EURIBOR (subject to a minimum floor of 0%) plus 3.75%.

On September 29, 2023, the Company further amended its Credit Agreement to permit the consummation of the sale of the Company's Engineered Papers business to the buyer. Under the terms of the Amended Credit Agreement, Mativ will continue to be required to maintain certain financial ratios and comply with certain financial covenants consistent with the Prior Agreement, including a requirement to maintain a maximum net debt to EBITDA ratio of (a) 4.75 to 1.00 for the consecutive trailing four fiscal quarter period ended September 30, 2023, (b) (i) solely if the Transaction has not been completed on or before December 31, 2023, 4.75 to 1.00, or (ii) otherwise, 4.50 to 1.00, for such period ended December 31, 2023, and (c) 4.50 to 1.00 for such period ended March 31, 2024 and thereafter.

In December 2023, $641.2 million of cash from proceeds from the sale of the Company's Engineered Papers business was used to repay a portion of our Revolving Credit Facility, Term Loan A Facility, Term Loan B Facility, and Delayed Draw Term Loan Facility.

Borrowings under the amended Term Loan A Facility ("Term Loan A Credit Facility") will bear interest, at a rate equal to either (1) a forward-looking term rate based on the Secured Overnight Financing Rate ("Term SOFR"), plus the applicable margin or (2) the highest of (a) the federal funds effective rate plus 0.5%, (b) the rate of interest as published by the Wall Street Journal as the "bank prime loan" rate, and (c) Term SOFR plus 1.0%, in each case plus the applicable margin. The applicable margin for borrowings under the Term Loan A Credit Facility is expected to range from 1.25% to 2.75% for SOFR loans and from 0.25% to 1.75% for base rate loans, in each case depending on the Company's then current net debt to EBITDA ratio.

Borrowings under the amended Revolving Facility or the Delayed Draw Term Loan Facility in U.S. dollars will bear interest, at the Company's option, at a rate equal to either (1) a forward-looking term rate based on Term SOFR, plus the applicable margin or (2) the highest of (a) the federal funds effective rate plus 0.5%, (b) the rate of interest as published by the Wall Street Journal as the "bank prime loan" rate, and (c) one-month Term SOFR plus 1.0%, in each case plus the applicable margin. Borrowings under the Revolving Facility in Euros will bear interest at a rate equal to the reserve-adjusted Euro interbank offered rate, or EURIBOR, plus the applicable margin. The applicable margin for borrowings under the revolving credit agreement is expected to range from 1.00% to 2.50% for SOFR loans and EURIBOR loans, and from 0.00% to 1.50% for base rate loans, in each case, depending on the Company's then current net debt to EBITDA ratio.

Borrowings under the Term Loan B Facility will bear interest, equal to a forward-looking term rate based on Term SOFR (subject to a minimum floor of 0.75%) plus 2.75%. Borrowings under the Term Loan B Facility in Euros will bear interest equal to EURIBOR (subject to a minimum floor of 0%) plus 3.75%.

Under the terms of the amended Credit Agreement, the Company is required to maintain certain financial ratios and comply with certain financial covenants, including maintaining a net debt to EBITDA ratio, as defined in the amended Credit Agreement, calculated on a trailing four fiscal quarter basis, not greater than 4.50x and an interest coverage ratio, also as defined in the amended Credit Agreement, of not less than 3.00x. The maximum allowable net debt to EBITDA ratio decreased quarterly returning to 4.50x effective as of December 2023. In addition, borrowings and loans made under the amended Credit Agreement are secured by substantially all of the Company's and the guarantors' personal property, excluding certain customary items of collateral, and will be guaranteed by the Company's existing and future wholly-owned direct material domestic subsidiaries and by SWM Luxembourg.

The Company was in compliance with all of its covenants under the amended Credit Agreement at December 31, 2023.

Debt Commitment Letter

Prior to the merger, we obtained financing commitments for (i) a $648.0 million senior 364-day unsecured bridge facility (the "Bridge Facility") and (ii) a $500.0 million senior secured revolving credit facility pursuant to a commitment letter (the "Debt Commitment Letter") dated as of March 28, 2022. On May 6, 2022, in conjunction with further amendment of our Credit Agreement, the Debt Commitment Letter was amended, reducing the commitments under the Bridge Facility and senior secured revolving credit facility to $50.0 million and zero, respectively. Upon consummation of the Merger, we terminated our Bridge Facility.

Indenture for 6.875% Senior Unsecured Notes Due 2026

On September 25, 2018, the Company closed a private offering of $350.0 million of 6.875% senior unsecured notes due 2026 (the "Notes"). The Notes were sold in a private placement in reliance on Rule 144A and Regulation S under the Securities Act of 1933, as amended, pursuant to a purchase agreement between the Company, certain subsidiaries of the Company and a third-party financial institution, as representative of the initial purchasers. The Notes are guaranteed on a senior unsecured basis by each of the Company's existing and future wholly-owned subsidiaries that is a borrower under or that guarantees obligations under the amended Credit Agreement or that guarantees certain other indebtedness, subject to certain exceptions.

The Notes were issued pursuant to an Indenture, dated as of September 25, 2018 (the "Indenture"), by and among the Company, the guarantors listed therein and a third-party financial institution, as trustee. The Indenture provides that interest on the Notes will accrue from September 25, 2018 and is payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2019, and the Notes mature on October 1, 2026.

The Company may redeem some or all of the Notes at any time on or after October 1, 2021, at the redemption prices set forth in the Indenture, together with accrued and unpaid interest, if any, to, but excluding, the redemption date. If the Company sells certain assets or consummates certain change of control transactions, the Company will be required to make an offer to repurchase the Notes, subject to certain conditions.

The Indenture contains certain covenants that, among other things, limit the Company's ability and the ability of its restricted subsidiaries to incur additional indebtedness, make certain dividends, repurchase Company stock or make other distributions, make certain investments, create liens, transfer or sell assets, merge or consolidate and enter into transactions with the Company's affiliates. Such covenants are subject to a number of exceptions and qualifications set forth in the Indenture. The Indenture also contains certain customary events of default, including failure to make payments in respect of the principal amount of the Notes, failure to make payments of interest on the Notes when due and payable, failure to comply with certain covenants and agreements and certain events of bankruptcy or insolvency. The Company was in compliance with all of its covenants under the Indenture at December 31, 2023.

As of December 31, 2023, the average interest rate was 8.04% on outstanding Revolving Facility borrowings, 8.20% on outstanding Term Loan A Facility borrowings, 9.21% on outstanding Term Loan B Facility borrowings and 7.95% on outstanding Delayed Draw Term Loan facility borrowings. The effective rate on the 6.875% senior unsecured notes due 2026 was 7.248%. The weighted average effective interest rate on the Company's debt facilities, including the impact of interest rate hedges, was approximately 5.98% and 5.11% for the year ended December 31, 2023 and 2022, respectively.

Other

On May 30, 2022, Neenah entered into a project financing agreement for the construction of a melt blown machine (the "German Loan Agreement"). This debt was assumed by the Company upon consummation of the Merger. The German Loan Agreement provided $10.7 million of construction financing which is secured by the melt blown machine. The loan matures in March 2027 and principal is repaid in equal quarterly installments beginning in June 2023. The interest rate on amounts outstanding is 1.75% and is payable quarterly.

Notional Cash Pooling

On November 15, 2022, certain of the Company's subsidiaries entered into a notional cash pooling arrangement with a third-party financial institution to manage global liquidity requirements. As part of the pooling agreement, the participating subsidiaries combine their cash balances in pooling accounts at the financial institution with the ability to offset bank overdrafts of one participant against the positive cash account balances held by another participant. Under the terms of the notional pooling agreement, the financial institution has the right, ability, and intent to offset a positive balance in one account against an overdrawn amount in another account. Amounts in each of the accounts are unencumbered and unrestricted with respect to use. As such, the net cash balance related to this pooling arrangement is included in Cash and cash equivalents in the Consolidated Balance Sheets.

Rate Swap Agreements

From time to time, the Company enters into interest rate swap transactions to manage the Company's interest rate risk and cross-currency swaps designated as a hedge of a portion of the Company's net investment in certain Euro-denominated subsidiaries. Refer to Note 15. Derivatives for additional information.

Principal Repayments

Under the amended Credit Agreement, the Company selects an "interest period" for each of its borrowings from the Revolving Facility. The Company can repay such borrowings and borrow again at a subsequent date if it chooses to do so, providing it flexibility and efficient use of any excess cash. The Company currently has the intent and ability to allow its debt balances to remain outstanding and expects to continue to file notices of continuation related to its borrowings outstanding at December 31, 2023, such that those amounts are not expected to be repaid prior to the May 2027 expiration of the Revolving Facility.

The following is the expected maturities for the Company's debt obligations as of December 31, 2023 (in millions):

2024	$	2.8
2025		2.8
2026		344.6
2027		618.2
2028		160.5
Thereafter		—
Total	$	1,128.9

Fair Value of Debt

At December 31, 2023 and 2022, the fair market value of the Company's 6.875% senior unsecured notes was $335.6 million and $308.4 million, respectively. The fair market value for the senior unsecured notes was determined using quoted market prices, which are directly observable Level 1 inputs. The fair market value of all other debt as of December 31, 2023 and 2022 approximated the respective carrying amounts as the interest rates approximate current market indices.

Debt Issuance Costs

The Company capitalized approximately $1.5 million of debt issuance costs during the year ended December 31, 2023 related to the amendment to our Credit Agreement and the draw on the Delayed Draw Term Loan Facility. These capitalized costs will be amortized over the term of the various facilities under the amended Credit Agreement. As of December 31, 2023 and 2022, the Company's total deferred debt issuance costs, net of accumulated amortization, were $24.3 million and $29.4 million, respectively.

Amortization expense of $6.5 million and $5.5 million was recorded during the years ended December 31, 2023 and 2022, respectively, and was included as a component of Interest expense in the accompanying Consolidated Statements of Income (Loss).

The following is the expected future amortization of the Company's deferred debt issuance costs as of December 31, 2023 (in millions):

2024	$	6.8
2025		6.8
2026		6.8
2027		3.4
2028		0.5
Thereafter		—
Total	$	24.3

Note 15. Derivatives

In the normal course of business, the Company is exposed to foreign currency exchange rate risk and interest rate risk on its variable-rate debt. To manage these risks, the Company utilizes a variety of practices including, where considered appropriate, derivative instruments. The Company has no derivative instruments for trading or speculative purposes or derivatives with credit risk-related contingent features. All derivative instruments used by the Company are either exchange traded or are entered into with major financial institutions to reduce credit risk and risk of nonperformance by third parties. The fair values of the Company's derivative instruments are determined using observable inputs and are considered Level 2 assets or liabilities.

The Company utilizes currency forward, swap and, to a lesser extent, option contracts to selectively hedge its exposure to foreign currency risk when it is practical and economical to do so. The use of these contracts minimizes transactional exposure to exchange rate changes. We designate certain of our foreign currency hedges as cash flow hedges. Changes in the fair value of cash flow hedges are reported as a component of Accumulated other comprehensive income (loss), net of tax and reclassified into earnings when the forecasted transaction affects earnings. For foreign exchange contracts not designated as cash flow hedges, changes in the contracts' fair values are recorded to Net income (loss) each period.

The Company selectively hedges its exposure to interest rate increases on variable-rate, long-term debt when it is practical and economical to do so. Changes in the fair value of interest rate contracts considered cash flow hedges are reported as a component of Accumulated other comprehensive income (loss), net of tax and reclassified into earnings when the forecasted transaction affects earnings. Interest rate contracts are also used to hedge changes in the fair value of a portion of our senior unsecured notes attributable to changes in the benchmark interest rate. Changes in the fair value of the interest rate contracts and corresponding portion of the hedged debt are recognized in Interest expense and classified within operating activities in the Consolidated Statement of Cash Flows.

The Company also uses cross-currency swap contracts to selectively hedge its exposure to foreign currency related changes in our net investments in certain foreign operations. We designate these cross-currency swap contracts as net investment hedges based on the spot rate of the EUR. Changes in the fair value of these hedges are deferred within the foreign currency translation component of Accumulated other comprehensive income (loss), net of tax and reclassified into earnings when the foreign investment is sold or substantially liquidated. Future changes in the components related to the spot change on the notional will be recorded in Other Comprehensive Income ("OCI") and remain there until the hedged subsidiaries are substantially liquidated. Gains and losses excluded from the assessment of hedge effectiveness are recognized in earnings (Interest expense) over the term of the swap. Gains and losses associated with the settlement of derivative instruments designated as a net investment hedge are classified within investing activities in the Consolidated Statement of Cash Flows.

During the second quarter of 2022, the Company entered into cross-currency swaps with a combined notional value of €450.0 million ($478.2 million), maturing on April 1, 2024 and 2025 and October 1, 2026, designated as a hedge of a portion of the Company's net investment in Euro-denominated subsidiaries. These contracts involve the periodic exchange of U.S. dollar fixed interest rate payments for fixed Euro-denominated payments over the respective contract terms, in addition to an exchange of notional amounts upon maturity. One cross-currency swap involves the periodic exchange of U.S dollar variable interest rate payments for Euro-denominated variable payments.

During 2019 and 2021, the Company entered into a series of pay-fixed, receive-variable interest rate swaps maturing on January 31, 2027 and December 31, 2027. During March 2022, the interest rate swaps, which had a combined notional value of $500.0 million were terminated, and a total settlement of $23.6 million was received from the counterparties. The settlement amount, which represents the fair value of contracts at the time of termination, was recorded in Accumulated other comprehensive income (loss), net of tax and will be amortized as a component of Interest expense over the remaining term of the hedged forecasted transaction.

During March 2022, immediately following the termination of the aforementioned interest rate swaps, the Company entered into pay-fixed, receive-variable interest rate swaps, maturing on January 31, 2027 and December 31, 2027. The swaps have a combined notional value of $500.0 million which declines over the terms of the underlying contracts. The terms of the interest rate swaps mirror the terms of the underlying debt, including timing of the payments and interest rates.

During December 2023, a portion of the pay-fixed, receive-variable interest rates swaps with a combined notional value of $355.0 million maturing on January 31, 2027 and December 31, 2027 were terminated, and a total settlement of $16.4 million was received from the counterparties. The settlement amount, which represents the fair value of contracts at the time of termination, was recorded in Accumulated other comprehensive income (loss), net of tax and will be amortized as a component of Interest expense over the remaining term of the hedged forecasted transaction.

During June 2022, the Company entered into a fixed to float interest rate swap with a notional amount of $173.4 million, maturing on October 1, 2026. The swap was designated as a fair value hedge for a portion of our 6.875% senior unsecured notes due in 2026. The contract involves the periodic exchange of fixed interest rate payments for variable payments.

During September 2022, the Company entered into pay-fixed, receive-variable interest rate swaps, maturing on May 6, 2027 and April 20, 2028. The swaps have a combined notional value of $650.0 million which declines over the terms of the underlying contracts. The terms of the interest rate swaps mirror the terms of the underlying debt, including timing of the payments and interest rates.

The following table presents the fair value of asset and liability derivatives and the respective balance sheet locations at December 31, 2023 (in millions):

	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Derivatives designated as hedges:				
Foreign exchange contracts - net investment hedge	Accounts receivable, net	$ 0.9	Accrued expenses and other current liabilities	$ —
Foreign exchange contracts - net investment hedge	Other assets	—	Other liabilities	18.4
Interest rate contracts - cash flow hedge	Accounts receivable, net	—	Accrued expenses and other current liabilities	—
Interest rate contracts - cash flow hedge	Other assets	10.9	Other liabilities	—
Interest rate contracts - fair value hedge	Other assets	—	Other liabilities	4.9
Total derivatives designated as hedges		$ 11.8		$ 23.3
Derivatives not designated as hedges:				
Foreign exchange contracts	Accounts receivable, net	$ 1.7	Accrued expenses and other current liabilities	$ 1.5
Total derivatives not designated as hedges		1.7		1.5
Total derivatives		$ 13.5		$ 24.8

The following table presents the fair value of asset and liability derivatives and the respective balance sheet locations at December 31, 2022 (in millions):

	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Derivatives designated as hedges:				
Foreign exchange contracts - net investment hedge	Accounts receivable, net	$ 2.4	Accrued expenses and other current liabilities	$ 0.2
Foreign exchange contracts - net investment hedge	Other assets	1.1	Other liabilities	4.7
Interest rate contracts - cash flow hedge	Accounts receivable, net	0.6	Accrued expenses and other current liabilities	—
Interest rate contracts - cash flow hedge	Other assets	38.1	Other liabilities	—
Interest rate contracts - fair value hedge	Other assets	—	Other liabilities	6.7
Total derivatives designated as hedges		$ 42.2		$ 11.6
Derivatives not designated as hedges:				
Foreign exchange contracts	Accounts receivable, net	$ 2.6	Accrued expenses and other current liabilities	$ 2.0
Total derivatives not designated as hedges		2.6		2.0
Total derivatives		$ 44.8		$ 13.6

The following table presents the fair value of fixed-to-floating interest rate swaps designated as a fair value hedge of our Notes and the respective balance sheet location at December 31, 2023 (in millions):

	Balance Sheet Location	Carrying Amount of Hedged Item	Cumulative Amount of Adjustment Included in Carrying Amount
Interest rate contracts - fair value hedge	Long-term debt	$ 341.9	$ (4.9)

Refer to Note 14. Debt for further information on the Notes.

The following table provides the net effect that derivative instruments designated in hedging relationships had on Accumulated other comprehensive income (loss), net of tax and results of operations (in millions):

Derivatives Designated in Hedging Relationships	Unrealized Gain (Loss) Recognized in AOCI on Derivatives, Net of Tax			Location of Gain (Loss) Reclassified from AOCI	Gain (Loss) Reclassified from AOCI, Net of Tax		
	For the Years Ended December 31,				For the Years Ended December 31,		
	2023	2022	2021		2023	2022	2021
Derivatives designated as cash flow hedge							
Foreign exchange contracts	$ —	$ 3.4	$ (0.2)	Net sales	$ —	$ —	$ (1.7)
Foreign exchange contracts	(0.2)	(0.2)	1.2	Other income (expense), net	(0.2)	(0.2)	(0.2)
Interest rate contracts	6.4	32.2	5.1	Interest expense	21.7	(10.7)	(3.2)
Derivatives designated as investment hedge							
Foreign exchange contracts	(11.1)	39.6	6.6	Income from discontinued operations	8.9	—	—
Total	$ (4.9)	$ 75.0	$ 12.7		$ 30.4	$ (10.9)	$ (5.1)

The Company's designated derivative instruments are highly effective. As such, related to the hedge ineffectiveness or amounts excluded from hedge effectiveness testing, there were no gains or losses recognized immediately in income for the years ended December 31, 2023, 2022 or 2021, other than those related to the cross-currency swaps, noted below.

For the year ended December 31, 2023, 2022, and 2021, respectively, $10.0 million, $10.6 million, and $6.3 million of income from derivative instruments excluded from effectiveness testing was recognized as Interest expense in the Consolidated Statements of Income (Loss). For the years ended December 31, 2023 and 2022, respectively, $4.6 million and $0.0 million of net incremental interest expense was recognized relating to fair value hedges.

The following table provides the effect derivative instruments not designated as hedging instruments had on Net income (loss) (in millions):

Derivatives Not Designated as Cash Flow Hedging Instruments	Location of Gain (Loss) Recognized	Amount of Gain (Loss) Recognized		
		For the Years Ended December 31,		
		2023	2022	2021
Foreign exchange contracts	Other income (expense), net	$ 0.8	$ 3.6	$ (1.9)

Deferred gains of $9.9 million attributable to settled interest rate swaps designated as cash flow hedges are expected to be reclassified to Interest Expense over the next twelve months.

Note 16. Accrued Expenses and Other Current Liabilities

Accrued expenses and Other current liabilities consisted of the following (in millions):

	December 31,		
	2023		**2022**
Accrued salaries, wages and employee benefits	$	45.0 $	59.5
Accrued sales discounts and allowances		11.9	14.0
Other accrued expenses		56.8	55.5
Total	$	113.7 $	129.0

Note 17. Income Taxes

For financial reporting purposes, income (loss) before income taxes includes the following components (in millions):

	Years Ended December 31,				
	2023		**2022**		**2021**
U.S.	$	(256.9) $	(123.0) $		(22.2)
Foreign		(224.0)	26.5		(4.3)
Total	$	(480.9) $	(96.5) $		(26.5)

An analysis of the expense (benefit) for income taxes from continuing operations follows (in millions):

	Years Ended December 31,				
	2023		**2022**		**2021**
Current income taxes:					
U.S. federal	$	(13.5) $	(12.3) $		(0.4)
U.S. state		(2.3)	0.3		(0.3)
Foreign		18.8	13.3		1.5
	$	3.0 $	1.3 $		0.8
Deferred income taxes:					
U.S. federal	$	(5.7) $	(13.6) $		4.7
U.S. state		0.9	(4.0)		(1.1)
Foreign		28.6	(11.3)		(32.6)
	$	23.8 $	(28.9) $		(29.0)
Total	$	26.8 $	(27.6) $		(28.2)

A reconciliation of income taxes computed at the U.S. Federal statutory income tax rate to the expense for income taxes is as follows (in millions):

	Years Ended December 31,					
	2023		**2022**		**2021**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Tax provision at U.S. statutory rate	$ (101.0)	21.0 %	$ (20.3)	21.0 %	$ (5.5)	21.0 %
Foreign income tax rate differential	3.3	(0.7)	(4.7)	4.9	0.6	(2.2)
Income from passthrough entities	1.9	(0.4)	0.6	(0.7)	—	—
Branch earnings	1.4	(0.3)	0.2	(0.2)	(0.9)	3.4
Global intangible low tax inclusion	3.5	(0.7)	(1.6)	1.7	6.7	(25.5)
Subpart F income	1.2	(0.3)	0.5	(0.5)	0.7	(2.6)
Foreign derived intangible income	—	—	—	—	—	—
State income tax, net of federal benefit	(0.6)	0.1	(3.1)	3.2	(1.5)	5.7
Adjustments to valuation allowances	50.8	(10.6)	(3.3)	3.4	60.5	(229.6)
Capital loss carryforward	—	—	—	—	(86.5)	328.5
Other tax credits	(3.5)	0.7	(2.6)	2.7	(1.4)	5.4
Foreign tax credits	(7.4)	1.5	1.8	(1.8)	(4.9)	18.6
Other foreign operational taxes	1.8	(0.3)	1.5	(1.6)	1.3	(5.2)
Base erosion minimum tax amount	—	—	(0.6)	0.7	0.3	(1.2)
Remeasurement of deferred taxes due to tax law	(0.3)	0.1	(3.0)	3.1	0.4	(1.5)
Non-deductible compensation expense	0.9	(0.2)	1.4	(1.4)	0.7	(2.6)
Non-deductible acquisition expense	(0.5)	0.1	5.4	(5.6)	—	—
Goodwill impairment	84.5	(17.6)	—	—	—	—
Uncertain tax positions	(4.2)	0.9	1.1	(1.2)	0.3	(1.2)
Other, net	(5.0)	1.1	(0.9)	0.9	1.0	(4.0)
Provision for income taxes	$ 26.8	(5.6)%	$ (27.6)	28.6 %	$ (28.2)	107.0 %

An expense for income taxes of $26.8 million, a benefit for income taxes of $27.6 million and a benefit for income taxes of $28.2 million in the years ended December 31, 2023, 2022, and 2021, respectively, resulted in an effective tax rate of (5.6)%, 28.6%, and 107.0% in 2023, 2022, and 2021, respectively. The Company's effective tax rates differ from the statutory federal income tax rate of 21% due primarily to varying tax rates in foreign jurisdictions, the relative amounts of income we earn in those jurisdictions, adjustments to valuation allowances, non-deductible goodwill impairment, and acquisition related nondeductible expenses due to the Neenah merger.

Prior to the passage of the Tax Cuts and Jobs Act of 2017 ("Tax Act"), the Company asserted that substantially all of the undistributed earnings of its foreign subsidiaries were considered indefinitely reinvested and accordingly, no deferred taxes were provided. Due to the Tax Act, the Company has significant previously taxed earnings and profits from its foreign subsidiaries as a result of transition tax that is generally able to be repatriated free of U.S. federal tax. In addition, future earnings of foreign subsidiaries are generally expected to be able to be repatriated free of U.S. federal income tax because these earnings were taxed in the U.S. under the GILTI regime or would be eligible for a 100% dividends received deduction. As a result of the Company's treasury policy to simplify and expedite its intercompany cash flows, as evidenced by the use of cash pooling, and in light of the Company's demonstrated goal of driving growth though inorganic/acquisitional means, the Company does not assert indefinite reinvestment to the extent of each controlled foreign corporation's earnings and profits and to the extent of any foreign partnership's U.S. tax capital accounts. As a result, the Company has provided for non-U.S. withholding taxes, U.S. federal tax related to currency movement on previously taxed earnings and profits, and U.S. state taxes on unremitted earnings.

Additionally, the Organization for Economic Cooperation and Development ("OECD") has reached agreement on an approach to establish a minimum global tax, set at 15%, for large multi-national enterprises, such as the Company. The OECD has recommended that certain aspects of this approach, referred to as "Pillar Two", be made effective beginning in 2024, and many jurisdictions, including most European Member States, have already legislated Pillar Two into their statutory law and others are in the process of doing so. The Company expects that Pillar Two will introduce new challenges with respect to compliance and financial reporting requirements. Therefore, the Company continues to monitor for updates as countries within its global footprint announce Pillar Two legislation and related guidance.

Net deferred income tax assets (liabilities) were comprised of the following (in millions):

	December 31,			
	2023		**2022**	
Deferred Tax Assets				
Receivable allowances	$	1.3	$	1.2
Postretirement and other employee benefits		10.9		12.3
Net operating loss and tax credit carryforwards		305.5		163.2
Capital loss carryforward		47.4		106.5
Accruals and other liabilities		0.8		0.3
Investment in subsidiaries		0.1		8.9
Capitalized research & development		36.8		29.8
Section 163(j) Interest Limitation		9.9		12.4
Right Of Use Liabilities		14.7		10.0
Other		15.0		6.9
	$	442.4	$	351.5
Less: Valuation allowance		(323.0)		(225.5)
Net deferred income tax assets	$	119.4	$	126.0
Deferred Tax Liabilities				
Net property, plant and equipment	$	(89.2)	$	(109.1)
Intangibles		(136.7)		(104.1)
Derivatives		(9.0)		(16.9)
Right Of Use Assets		(15.1)		(9.7)
Other		(5.3)		(3.9)
Net deferred income tax liabilities	$	(255.3)	$	(243.7)
Total net deferred income tax liabilities	$	(135.9)	$	(117.7)

As of December 31, 2023, the Company had approximately $260.9 million of tax-effected operating loss carryforwards available to further reduce future taxable income in various jurisdictions, with the following expiration dates:

2026-2043	$	183.1
Indefinite		77.8
Total	$	260.9

In addition, the Company has $47.4 million of tax effected capital loss carryforwards, of which $39.5 million will expire in 2026 and $7.9 million are indefinite lived. The Company also has $18.6 million and $9.5 million of foreign tax credits and state tax credits and that will expire between 2028 – 2033, and 2024 – 2042, respectively.

The Company's deferred tax asset valuation allowances are primarily the result of uncertainties regarding the future realization of recorded tax benefits on tax loss, capital loss, and credit carryforwards. The valuation allowance on deferred tax assets as of December 31, 2023, is substantially in the United States federal, state, and Luxembourg, of $54.1 million, $21.5 million, and $223.8 million, respectively.

The Company's assumptions, judgments and estimates relative to the valuation of these net deferred tax assets take into account available positive and negative evidence of realizability, including recent financial performance, the ability to realize benefits of restructuring and other recent actions, projections of the amount and category of future taxable income and tax planning strategies. Actual future operating results and the underlying amount and category of income in future periods could differ from the Company's current assumptions, judgments and estimates. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets.

The following table summarizes the activity related to the Company's unrecognized tax benefits related to income taxes (in millions):

	Years Ended December 31,					
		2023		**2022**		**2021**
Uncertain tax position balance at beginning of year	$	19.9	$	9.8	$	2.0
Increases in current year tax positions		0.6		0.1		0.3
Increases in prior year tax positions		4.4		1.4		—
Decreases due to lapse of statute of limitations		(2.4)		(0.4)		(0.7)
Decreases due to settlements		(2.1)		—		—
Increases from business acquisitions		(0.4)		9.0		8.2
Uncertain tax position balance at end of year	$	20.0	$	19.9	$	9.8

The liability for unrecognized tax benefits included $17.1 million as of December 31, 2023 that if recognized would impact the Company's effective tax rate. We anticipate a decrease in unrecognized tax benefits by the end of 2024 of $3.8 million as a result of a lapse of the statute of limitations and audit settlements. The Company's policy with respect to penalties and interest in connection with income tax assessments or related to unrecognized tax benefits is to classify penalties as provision for income taxes and interest as interest expense in its Consolidated Statements of Income (Loss).

The Company files income tax returns, including returns for its subsidiaries, with federal, state, local and foreign jurisdictions. The Company finalized an audit in Italy for tax years 2016-2018 during 2023. All expected impacts have been recorded in 2023 or earlier and are immaterial to the tax rate. We are no longer subject to U.S. federal examinations by the IRS for tax years before 2018. The 2018-2023 tax years remain subject to examination by other major tax jurisdictions.

Note 18. Postretirement and Other Benefits

The Company sponsors a number of different defined contribution retirement plans, alternative retirement plans and/or defined benefit pension plans across its operations. Defined benefit pension plans are sponsored in the United States, France, United Kingdom, Germany, Italy, Netherlands, and Canada and OPEB benefits related to postretirement healthcare and life insurance are sponsored in the United States, Germany, and Canada.

In connection with the Merger, the Company assumed Neenah's defined benefit pension and OPEB plans, as well as sponsorship of the defined contribution retirement plan. In addition, Neenah has a supplemental employee retirement plan ("SERP"), which is a non-qualified defined benefit plan, and a supplemental retirement contribution plan ("SRCP"), which is a non-qualified, unfunded defined contribution plan. The Company provides benefits under the non-qualified SERP and SRCP plans to the extent necessary to fulfill the intent of its retirement plans without regard to the limitations set by the Internal Revenue Code on qualified retirement benefit plans.

North American Pension and Postretirement Healthcare and Life Insurance Benefits

The U.S. operations have defined benefit retirement plans that cover certain full-time employees. Retirement benefits are based on either a cash balance benefit formula or a final average pay formula for certain employees who were "grandfathered" and retained retirement benefits under the terms of the plan prior to its amendment to include a cash balance benefit formula. Benefits related to the U.S. defined benefit and pension plan are frozen for all employees.

The U.S. operations also have unfunded healthcare and life insurance benefit plans, or OPEB plans, which cover certain of its retirees through age 65. Some employees who retained benefits under the terms of the Company's plans prior to certain past amendments receive retiree healthcare coverage at rates subsidized by the Company. For other eligible employees, retiree healthcare coverage access is offered at full cost to the retiree. The postretirement healthcare plans include a limit on the Company's share of costs for current and future retirees. The U.S. operations' retiree life insurance plans are noncontributory.

Non-US Pension Benefits

In the U.K., the Company has multiple defined benefit pension plans which holds the assets and liabilities of former U.K. employees. These plans are closed to new members. The assets of the plan are held separately from the Company under Trust and the plan is managed by a professional Trustee.

In Germany, the Company sponsors retirement benefit plans which are unfunded. There is no legal or governmental obligation to fund these plans. These benefits are paid out in a normal course of business consistent with regulatory requirements.

In the Netherlands, the Company's defined benefit pension obligations are administered by a third-party insurance company and funding for these benefits comes from premiums paid. Since 2019, participation in the defined benefit pension plan was closed and hourly employees participate in a defined contribution retirement plan consistent with the agreement reached between the Company and its hourly employee unions.

The U.S, U.K, Germany, Netherlands and French pension plans accounted for the majority of the Company's total plan assets and total Accumulated Benefit Obligations (ABO) at December 31, 2023.

The Company uses a measurement date of December 31 for its pension plans and other postretirement plans. The funded status of the pension plans as of December 31, 2023 and 2022 and the OPEB plans as of December 31, 2023 and 2022 was as follows (in millions):

| | Pension Benefits | | | | Other Postretirement Benefits | | | |
| | U.S. | | Non-U.S. | | U.S. | | Non-U.S. | |
	2023	2022	2023	2022	2023	2022	2023	2022
Change in PBO:								
PBO at beginning of year[2]	$ 339.6	$ 118.4	$ 189.9	$ 203.1	$ 25.0	$ 1.3	$ 3.6	$ 0.2
Acquisition[1]	—	265.3	0.2	72.6	—	26.4	—	3.4
Service cost	1.6	0.9	1.0	0.7	0.2	0.1	1.2	0.4
Interest cost	17.7	9.3	8.4	4.4	1.2	0.6	0.1	—
Actuarial (gain) loss	8.6	(36.8)	27.9	(58.1)	1.1	(1.4)	0.2	0.1
Participant contributions	—	—	—	—	0.1	0.1	—	—
Plan amendment	—	—	0.6	—	—	—	—	0.1
Plan settlements	—	(0.3)	(4.8)	(0.2)	—	—	—	—
Gross benefits paid	(25.5)	(17.2)	(13.2)	(12.9)	(4.4)	(2.1)	(1.4)	(0.7)
Currency translation effect	—	—	9.5	(19.7)	—	—	0.1	0.1
PBO at end of year	$ 342.0	$ 339.6	$ 219.5	$ 189.9	$ 23.2	$ 25.0	$ 3.8	$ 3.6
Change in Plan Assets:								
Fair value of plan assets at beginning of year[2]	$ 349.2	$ 124.7	$ 174.6	$ 215.7	$ —	$ —	$ —	$ —
Acquisition[1]	—	268.2	—	42.3	—	—	—	—
Actual return on plan assets	32.6	(26.9)	20.4	(53.8)	—	—	—	—
Employer contributions	0.5	0.7	6.8	6.0	4.3	2.0	1.4	0.7
Participant contributions	—	—	—	—	0.1	0.1	—	—
Plan settlements	—	(0.3)	(4.8)	(0.2)	—	—	—	—
Gross benefits paid	(25.5)	(17.2)	(13.2)	(12.9)	(4.4)	(2.1)	(1.4)	(0.7)
Currency translation effect	—	—	9.1	(22.5)	—	—	—	—
Fair value of plan assets at end of year	$ 356.8	$ 349.2	$ 192.9	$ 174.6	$ —	$ —	$ —	$ —
Funded status at end of year	$ 14.8	$ 9.6	$ (26.6)	$ (15.3)	$ (23.2)	$ (25.0)	$ (3.8)	$ (3.6)

(1) Amounts attributable to Neenah are included effective July 6, 2022 and amounts attributable to the Engineered papers segment sold in 2023 are excluded from all periods presented.

(2) Prior to 2022, certain immaterial plans were excluded. All plans sponsored by the Company are included in the 2022 disclosure amounts.

The PBO, ABO and fair value of pension plan assets for the Company's defined benefit pension plans and OPEB plans as of December 31, 2023 and 2022 were as follows (in millions):

| | Pension Benefits | | | | Other Postretirement Benefits | | | |
| | U.S. | | Non-U.S. | | U.S. | | Non-U.S. | |
	2023	2022	2023	2022	2023	2022	2023	2022
PBO	$ 342.0	$ 339.6	$ 219.5	$ 189.9	$ 23.2	$ 25.0	$ 3.8	$ 3.6
ABO	340.1	335.8	218.6	189.0	—	—	—	—
Fair value of plan assets	356.8	349.2	192.9	174.6	—	—	—	—

As of December 31, 2023 and 2022, the pre-tax amounts in Accumulated other comprehensive income (loss), net of tax that have not been recognized as components of net periodic benefit cost for the pension and OPEB plans are as follows (in millions):

| | Pension Benefits | | | | Other Postretirement Benefits | | | |
| | U.S. | | Non-U.S. | | U.S. | | Non-U.S. | |
	2023	2022	2023	2022	2023	2022	2023	2022
Accumulated loss (gain)	$ 15.4	$ 17.2	$ 8.9	$ 2.9	$ 0.2	$ (1.4)	$ —	$ —
Prior service credit	—	—	0.5	—	—	—	—	—
Accumulated other comprehensive loss (gain)	$ 15.4	$ 17.2	$ 9.4	$ 2.9	$ 0.2	$ (1.4)	$ —	$ —

Actuarial assumptions are used to determine the Company's benefit obligations. The discount rate represents the interest rate used to determine the present value of future cash flows currently expected to be required to settle pension obligations. The discount rate fluctuates from year to year based on current market interest rates for high-quality, fixed-income investments. The Company also evaluates the expected average duration of its pension obligations in determining its discount rate. An assumed long-term rate of compensation increase is also used to determine the PBO.

Healthcare cost trends are used to project future postretirement medical benefits payable from our plans. For purposes of measuring our U.S. plan obligations as of December 31, 2023, a 6.32% annual rate of increase in postretirement medical benefit costs was assumed; the rate was assumed to decrease gradually to 4.0% by 2048 and to remain at that level thereafter.

The weighted average assumptions used to determine benefit obligations as of December 31, 2023 and 2022 were as follows:

| | Pension Benefits | | | | Other Postretirement Benefits | | | |
| | U.S. | | Non-U.S. | | U.S. | | Non-U.S. | |
	2023	2022	2023	2022	2023	2022	2023	2022
Discount rate	5.14 %	5.42 %	4.19 %	4.55 %	5.00 %	5.32 %	4.18 %	2.12 %
Rate of compensation increase	1.90 %	1.90 %	0.45 %	1.23 %	3.50 %	3.50 %	2.72 %	1.65 %

The components of net pension benefit cost (benefit) during the years ended December 31, 2023, 2022 and 2021 were as follows (in millions):

	Pension Benefits						Other Postretirement Benefits[1]			
	U.S.			Non-U.S.			US		Non-US	
	2023	2022	2021	2023	2022	2021	2023	2022	2023	2022
Service cost	$ 1.6	$ 0.9	$ —	$ 1.0	$ 0.7	$ 0.3	$ 0.2	$ 0.1	$ 1.2	$ 0.4
Interest cost	17.7	9.3	2.8	8.4	4.4	2.5	1.2	0.6	0.1	—
Expected return on plan assets	(22.1)	(11.9)	(3.9)	(4.3)	(4.3)	(2.7)	—	—	—	—
Amortizations and other	—	1.7	3.2	0.4	0.4	—	—	—	0.1	0.2
Net periodic benefit cost (benefit)	$ (2.8)	$ —	$ 2.1	$ 5.5	$ 1.2	$ 0.1	$ 1.4	$ 0.7	$ 1.4	$ 0.6

Assumptions are used to determine net periodic benefit costs. In addition to the discount rate and rate of compensation increase, which are used to determine benefit obligations, an expected long-term rate of return on plan assets is also used to determine net periodic pension benefit costs. The weighted average assumptions used to determine net periodic benefit costs for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Pension Benefits						Other Postretirement Benefits[1]			
	U.S.			Non-U.S.			U.S.		Non-U.S.	
	2023	2022	2021	2023	2022	2021	2023	2022	2023	2022
Discount rate	5.42 %	4.09 %	2.31 %	4.53 %	3.71 %	1.92 %	5.32 %	4.42 %	3.96 %	1.61 %
Expected long-term rate of return on plan assets	6.10 %	5.19 %	3.44 %	2.48 %	1.96 %	3.09 %	— %	— %	— %	— %
Rate of compensation increase	1.90 %	1.90 %	— %	0.45 %	2.77 %	1.90 %	3.50 %	3.50 %	1.65 %	2.35 %

(1) As of December 31, 2021, the Company's U.S. and Non-U.S. OPEB liabilities were immaterial and therefore not included in these disclosures.

The Company's investment strategy with respect to its U.S. pension plan assets is to maximize the return on investment of plan assets at an acceptable level of risk and to assure each plans' fiscal health. The target asset allocation varies based on the funded status of the plan in an effort to match the duration of the plan's liabilities to investments in long duration fixed income assets over time. For the year ended December 31, 2023, the target and actual allocation of plan assets were aligned. Investments under the U.K. plan are allocated based on a targeted return, driven by the funded status of the plan. The primary goal of the Company's pension plans is to maintain the highest probability of assuring future benefit payments to participants while providing growth of capital in real terms. To achieve this goal, the investment philosophy is to protect plan assets from large investment losses, particularly over time, while steadily growing the assets in a prudent manner. While there cannot be complete assurance that the objectives will be realized, the Company believes that the likelihood of realizing the objectives are reasonable based upon this investment philosophy. The Company has an investment committee that meets on a periodic basis to review the portfolio returns and to determine asset mix targets. The pension plans' asset allocations by category at December 31, 2023 and 2022 were as follows:

	U.S.		Non-U.S.	
	2023	**2022**	**2023**	**2022**
Plan Asset Category[3]				
Cash and cash equivalents	1%	1%	4%	8%
Equity securities[1]				
Domestic large cap	9	10	—	1
Domestic small cap	3	3	—	—
International	16	14	—	—
Fixed income securities	71	72	96	90
Alternative investments[2]	—	—	—	1
Total	100%	100%	100%	100%

(1) None of the Company's pension plan assets are targeted for investment in Mativ stock, except that it is possible that one or more mutual funds held by the plan could hold shares of Mativ.
(2) Investments in this category under the Non-U.S. pension plan may include hedge funds and real estate.
(3) The plan asset categories do not include an insurance contract related to the legacy Neenah Coldenhove pension plan.

The Company's pension assets are classified according to an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth by level, within the fair value hierarchy, the pension plans' assets at fair value as of December 31, 2023 (in millions):

Plan Asset Category[3]	U.S.			Non-U.S.		
	Total	Other[1]	Level 1	Total	Level 1	Level 2
Cash equivalents	$ 2.7	$ —	$ 2.7	$ 5.6	$ 5.6	$ —
Equity securities						
Domestic large cap	33.8	33.8	—	—	—	—
Domestic small cap	10.3	10.3	—	—	—	—
International	56.0	56.0	—	—	—	—
Fixed income securities						
US Government securities	68.1	68.1	—	—	—	—
Corporate bonds	149.7	149.7	—	87.3	—	87.3
International bonds	3.8	3.8	—	64.0	—	64.0
Other	32.4	32.4	—	1.1	—	1.1
Alternative investments[2]	—	—	—	—	—	—
Total	$ 356.8	$ 354.1	$ 2.7	$ 158.0	$ 5.6	$ 152.4

The following table sets forth by level, within the fair value hierarchy, the pension plans' assets at fair value as of December 31, 2022 (in millions):

Plan Asset Category[3]	U.S.			Non-U.S.		
	Total	Other[1]	Level 1	Total	Level 1	Level 2
Cash equivalents	$ 2.8	$ —	$ 2.8	$ 12.1	$ 12.1	$ —
Equity securities						
Domestic large cap	35.9	35.9	—	—	—	—
Domestic small cap	9.6	9.6	—	—	—	—
International	50.0	50.0	—	1.5	—	1.5
Fixed income securities						
US Government securities	66.5	66.5	—	—	—	—
Corporate bonds	171.3	171.3	—	62.4	—	62.4
International bonds	5.0	5.0	—	50.1	—	50.1
Other	8.1	8.1	—	16.3	—	16.3
Alternative investments[2]	—	—	—	0.9	—	0.9
Total	$ 349.2	$ 346.4	$ 2.8	$ 143.3	$ 12.1	$ 131.2

(1) Investments held in Mutual Funds are measured at Net Asset Value ("NAV"), as determined by the fund manager, as a practical expedient and not are subject to hierarchy level classification disclosure.

(2) Alternative investments include ownership interests in shares of registered investment companies.

(3) The plan asset categories do not include an insurance contract related to the legacy Neenah Coldenhove pension plan.

The Company expects the following estimated undiscounted future pension benefit payments, which are to be made from pension plan and employer assets, net of amounts that will be funded from retiree contributions, and which reflect expected future service, as appropriate (in millions):

	U.S.	Non-U.S.
2024	$ 26.3	$ 14.0
2025	26.4	15.3
2026	26.4	15.0
2027	26.6	16.4
2028	26.1	15.6
2029 - 2033	126.8	86.8

The Company is not required to contribute during 2024 to its U.S. pension plans, although, it may make discretionary contributions. Contributions to the U.K. and the Netherlands pension plans are required, along with contributions to certain pay-as-you-go plans in the US, Canada, Germany, France, and Italy. We contributed $5.4 million to the U.K. plan, $1.3 million to the Germany plan and $0.5 million to the U.S plans. Pension contributions to all other plans were immaterial during the year ended December 31, 2023.

Other Benefits

We sponsor qualified defined contribution plans covering substantially all U.S. employees. Under the plan, the Company matches a portion of employee contributions. The Company's cost under the plan was $14.2 million, $11.4 million, and $4.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company provides U.S. executives, certain other key personnel, and its directors the opportunity to participate in deferred compensation plans. Participating employees can elect to defer a portion of their salaries and certain other compensation. Participating directors can elect to defer their meeting fees, as a cash deferral, as well as their quarterly retainer fees, as a cash deferral or deferred stock unit credits. The Company's liability balance under these deferred compensation plans totaled $1.4 million and $0.6 million at December 31, 2023 and 2022, respectively, which were included in the Consolidated Balance Sheets in Other liabilities. In connection with these plans, the Company has a grantor trust into which it has contributed funds toward its future obligations under the various plans. Refer to Note 12. Other Assets for additional information. The balance of grantor trust assets totaled $7.5 million and $6.2 million at December 31, 2023 and 2022, respectively, which were included in Other assets in the Consolidated Balance Sheets. These assets are restricted from Company use until all obligations are satisfied.

Note 19. Stockholders' Equity

Long-term Incentive Plan

In April 2015, the Company adopted and the stockholders approved the Schweitzer-Mauduit International, Inc. 2015 Long-term Incentive Plan ("LTIP"). The LTIP is intended to promote the Company's long-term financial success by attracting and retaining outstanding executive personnel and to motivate such personnel by means of equity grants. Pursuant to the terms of the LTIP, the Compensation Committee of the Board of Directors selects participants and establishes the terms of various types of equity-based compensation awards, including incentive and nonqualified stock options, stock appreciation rights ("SARs"), restricted stock awards ("RSAs"), restricted stock units ("RSUs"), RSUs with performance conditions ("PSUs"), in addition to certain cash-based awards. Subject to certain adjustments set forth in the LTIP, the number of shares available for awards under the LTIP is limited to 5,000,000.

The Company's LTIP provides that the issuance of RSAs immediately transfers ownership rights in shares of its Common Stock to the recipient of the grant, including the right to vote the shares and to receive dividends thereon. Other types of stock awards available under the LTIP were not used prior to 2023. Beginning in 2023, the Board of Directors approved grants of RSUs and PSUs under the LTIP. In July 2023, the Company implemented a one-time conversion of all outstanding RSAs to RSUs. Following the conversion, there were no remaining RSAs outstanding.

RSUs and PSUs transfer ownership rights in shares of its Common Stock to the recipients of the grant upon vesting, including the right to vote the shares and receive dividends thereon. During the vesting period, the recipients are eligible for dividend equivalents. The RSUs generally vest over a three-year term as follows: 33.3% on each of the first, second and third anniversaries of the grant date, except for RSUs issued as retirement and special grant awards, which vest over a one-year term on the first anniversary of the grant date. Vesting is contingent upon continued employment or service. The unvested portion of a grantee's RSU will be immediately forfeited and cancelled if the grantee ceases employment or service, except for retirement awards which vest on a pro rata basis according to the proportion of days employed during the vesting period of one year. RSUs, and PSUs have grant date fair values equal to the fair market value of the underlying stock on the date of grant. Forfeitures are accounted for as they occur. The Company recognizes compensation expense for PSUs when it is probable that the performance conditions will be achieved. The Company reassesses the probability of vesting at each reporting period and adjusts its compensation cost accordingly. In February 2024, our Compensation Committee approved the cash settlement of certain RSUs and PSUs upon vesting.

The LTIP provided for any unvested service-based equity awards to immediately vest on the occurrence of a qualifying Change in Control event ("CIC Event") upon which the awardee is either terminated by the Company without Cause (as defined in the LTIP) or the employee voluntarily resigns from the Company for Good Reason (as defined in the LTIP) within 24 months of the CIC Event ("CIC Qualifying Termination"). As the Merger was a qualifying CIC Event, the unvested service-based equity awards of employees that met the criteria of CIC Qualifying Termination immediately vested on such CIC Qualifying Termination date.

Upon the closing of the Merger, the Company modified the 2022 and 2021 performance-based equity awards then-outstanding under the LTIP to remove the performance and market-based vesting conditions for continuing employees, effectively converting the awards to service-only equity awards that cliff vest on the schedule applicable to the underlying performance-based equity awards. The fair value of the continuing employee awards will be recognized on a straight-line basis over the remaining service period, less any cost previously recognized on these performance-based equity awards.

The performance-based equity awards held by an employee that experienced a CIC Qualifying Termination were also modified to accelerate vesting and to establish the number of shares underlying these awards at 100% of the target level as defined in the underlying award agreement rather than at the pro-rata target level based on service period completed as of the closing of the Merger.

Substantially all stock-based compensation expense has been recorded in General expenses on the consolidated statements of operations. Stock-based compensation expense was $9.9 million, $19.7 million, and $7.5 million for the years ended December 31, 2023, 2022, 2021, respectively. As of December 31, 2023, unrecognized compensation expense was $8.6 million and is expected to be recognized over a weighted average period of 1.6 years.

Acquired Equity-Based Compensation Awards

As provided in the Merger Agreement, all stock options ("Options"), SARs, RSUs and PSUs granted pursuant to Neenah's 2018 Omnibus Stock and Incentive Compensation Plan ("2018 Plan") that were outstanding immediately prior to the Merger were generally automatically converted into Options, SARs, RSUs and PSUs, respectively, with respect to the Company's common stock at the exchange ratio set forth in the Merger Agreement ("Exchange Ratio") and otherwise generally on the same terms and conditions (including vesting exercisability and/or settlement requirements) as applied to such awards prior to the closing of the Merger.

At the closing of the Merger, the Options and SARs had fully vested and are exercisable by the grantees. Accordingly, there is no ongoing compensation expense related to the Options or SARs.

Upon the closing of the Merger, the Company assumed 180,149 unvested Neenah RSUs, converted at the Exchange Ratio, with a total fair value of $4.2 million, which were converted to RSUs of the Company.

In accordance with the terms of the Merger Agreement, the change in control eliminated the performance condition and market-based vesting conditions applicable to the Neenah PSUs; as such, only the three-year service condition remains. Upon the closing of the Merger, the Company assumed 292,032 unvested PSUs, converted at the Exchange Ratio, with a total fair value of $6.8 million, which were converted to RSUs of the Company. Converted RSUs will be accounted for the same as the RSUs described above and be recognized over a weighted-average period of approximately two years.

Restricted Stock Awards

The following table presents RSA activity for the years ended December 31, 2023, 2022 and 2021:

	2023		2022		2021	
	# of Shares	Weighted Average Fair Value at Date of Grant	# of Shares	Weighted Average Fair Value at Date of Grant	# of Shares	Weighted Average Fair Value at Date of Grant
Nonvested restricted shares outstanding at January 1	526,961	$ 31.89	377,729	$ 36.78	405,299	$ 34.96
Granted	—	—	678,343	31.17	207,135	39.10
Forfeited	(97,629)	33.46	(49,617)	30.57	(4,345)	33.37
Vested	(292,519)	32.98	(479,494)	34.81	(230,360)	35.71
Converted to RSUs	(136,813)	28.43	—	—	—	—
Nonvested restricted shares outstanding at December 31	—	$ —	526,961	$ 31.89	377,729	$ 36.78

RSUs and PSUs

The following table presents activity of RSUs for the years ended December 31, 2023 and 2022:

	2023		2022	
	# of Shares	Weighted Average Fair Value at Date of Grant	# of Shares	Weighted Average Fair Value at Date of Grant
Outstanding at January 1	343,142	$ 23.41	—	$ —
Granted	277,479	25.33	—	—
Acquired and converted	—	—	472,181	23.41
Converted from RSAs	136,813	28.43	—	—
Forfeited	(69,627)	26.08	(5,172)	23.41
Vested	(125,737)	25.95	(123,867)	23.41
Outstanding at December 31	562,070	$ 24.68	343,142	$ 23.41

The following table presents activity of PSUs for the years ended December 31, 2023 and 2022:

	2023		2022	
	# of Shares	Weighted Average Fair Value at Date of Grant	# of Shares	Weighted Average Fair Value at Date of Grant
Outstanding at January 1	320,732	$ 23.57	—	$ —
Granted	105,867	26.74	320,732	23.57
Forfeited	(151,186)	24.12	—	—
Vested	(2,188)	26.74	—	—
Outstanding at December 31	273,225	$ 24.47	320,732	$ 23.57

Basic and Diluted Shares Reconciliation

The Company uses the two-class method to calculate earnings per share. The Company has granted equity-based compensation awards that contain non-forfeitable rights to dividends or dividend equivalents on unvested shares. Since these unvested shares are considered participating securities under the two-class method, the Company allocates earnings per share to common stock and participating securities according to dividends declared and participation rights in undistributed earnings.

Diluted net income per common share is computed based on net income divided by the weighted average number of common and potential common shares outstanding. Potential common shares during the respective periods are those related to dilutive stock-based compensation, including long-term share-based incentive compensation, and directors' accumulated deferred stock compensation which may be received by the directors in the form of stock or cash.

A reconciliation of the average number of common and potential common shares outstanding used in the calculations of basic and diluted net income per share follows (in millions, shares in thousands):

	Years Ended December 31,		
	2023	**2022**	**2021**
Numerator (basic and diluted):			
Net income (loss)	$ (309.5)	$ (6.6)	$ 88.9
Less: Dividends paid to participating securities	(0.7)	(0.9)	(0.6)
Less: Undistributed earnings available to participating securities	—	—	(0.5)
Undistributed and distributed earnings (loss) available to common stockholders	$ (310.2)	$ (7.5)	$ 87.8
Denominator:			
Average number of common shares outstanding	54,506.9	42,442.2	31,030.4
Effect of dilutive stock-based compensation[1]	—	—	369.9
Average number of common and potential common shares outstanding	54,506.9	42,442.2	31,400.3

(1) Diluted loss per share excludes the weighted average potential common shares as their inclusion would be anti-dilutive.

Note 20. Commitments and Contingencies

Other Commitments

As of December 31, 2023, we had contractual obligations to purchase products and services (primarily raw materials), capital projects, and energy totaling $79.2 million. These commitments extend beyond 2028.

The Company has certain other letters of credit, guarantees and surety bonds outstanding at December 31, 2023, which are not material either individually or in the aggregate.

In connection with the EP Divestiture, we undertook to indemnify and hold Evergreen Hill Enterprise harmless from claims and liabilities related to the EP business that were identified as excluded or specified liabilities in the related agreements up to an amount not to exceed $10 million. As of December 31, 2023, there were no material claims pending under this indemnification.

Litigation

Germany

In January 2015, the Company initiated patent infringement proceedings in Germany against Glatz under multiple low ignition propensity ("LIP") related patents. In December 2017, the Dusseldorf Appeal Court affirmed the German District Court judgment on infringement of EP1482815 against Glatz. The Company filed an action against Glatz in the German District Court to set the amount of damages for the infringement and Glatz filed a counterclaim. Glatz filed an action in the German Patent Court to invalidate the German part of EP1482815. The German Patent Court held that some of the patent claims at issue were invalid and also that another claim at issue was valid. The Company appealed the portion of the decision with respect to the claims held to be invalid. The German Supreme Court held that the claims of German counterpart of EP1482815 relevant to the Glatz infringement action were invalid. This ruling has the effect of nullifying the infringement decision and injunction against Glatz and the Company's claim for damages against Glatz. Glatz's counterclaim against the Company was settled in June 2023. The Company recognized a $4.9 million loss during the three months ended June 30, 2023, which was included in Other income (expense), net in the Consolidated Statements of Income (Loss). The settlement was paid in the three months ended September 30, 2023.

Environmental Matters

The Company's operations are subject to various nations' federal, state and local laws, regulations and ordinances relating to environmental matters. The nature of the Company's operations exposes it to the risk of claims with respect to various environmental matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. While the Company has incurred in the past several years, and will continue to incur, capital and operating expenditures in order to comply with environmental laws and regulations, it believes that its future cost of compliance with environmental laws, regulations and ordinances, and its exposure to liability for environmental claims and its obligation to participate in the remediation and monitoring of certain hazardous waste disposal sites, will not have a material effect on its financial condition or results of operations. However, future events, such as changes in existing laws and regulations, or unknown contamination or costs of remediation of sites owned, operated or used for waste disposal by the Company (including contamination caused by prior owners and operators of such sites or other waste generators) may give rise to additional costs which could have a material effect on its financial condition or results of operations.

General Matters

In the ordinary course of conducting business activities, the Company and its subsidiaries become involved in certain other judicial, administrative and regulatory proceedings involving both private parties and governmental authorities. These proceedings include insured and uninsured regulatory, employment, intellectual property, general and commercial liability, environmental and other matters. At this time, the Company does not expect any of these proceedings to have a material effect on its reputation, business, financial condition, results of operations or cash flows. However, the Company can give no assurance that the results of any such proceedings will not materially affect its reputation, business, financial condition, results of operations or cash flows.

Employees and Labor Relations

As of December 31, 2023, approximately 24% of our U.S. workforce and 23% of our Non-U.S. workforce are under collective bargaining agreements. Approximately 0% of all U.S. employees and 4% of our Non-U.S. employees are under collective bargaining agreements that will expire in the next 12 months.

For our Non-U.S. workforce, union membership is voluntary and does not need to be disclosed to the Company under local laws. As a result, the number of employees covered by the collective bargaining agreements in some countries cannot be determined.

Note 21. Segment Information

Prior to the completion of the Merger, we operated in two reportable segments: Advanced Materials & Structures and Engineered Papers. Effective with the Merger, the Company reassessed its reportable segments. Management concluded that it had two operating product line segments that are also the reportable segments for financial reporting purposes: Advanced Technical Materials and Fiber-Based Solutions. ATM was comprised of the legacy SWM Advanced Materials & Structures segment and certain legacy Neenah segments allocated to ATM based on performance, market focus, technologies, and reporting structure. FBS was comprised of the legacy Neenah Fine Paper and Packaging segment and the legacy Engineered Papers segment. As such, there were no changes to the historical results of these segments. The merged Neenah segments were allocated to ATM and FBS based on performance, market focus, technologies, and reporting structure. Effective July 1, 2023, and as a result of our ongoing integration efforts, we identified a change in our operating segments to align with our end markets due to changes in segment level management and the related internal review of operating results. The accounting policies of the reportable segments are the same as those described in Note 2.Summary of Significant Accounting Policies.

The ATM reportable segment remains an aggregation of the Company's Industrials, Protective solutions, Filtration, Healthcare, and Release liners operating segments. ATM's end markets provide solutions that filter and purify air and liquids, supports adhesive and protective applications, advances healing and wellness, and solves some of material science's most demanding performance needs across a number of categories. The FBS reportable segment leverages the company's extensive natural fiber capabilities to provide specialty solutions for various end-uses, including sustainable packaging, imaging and communications, home and office, consumer goods, and other applications. As a result of the EP Divestiture, the EP business is presented as a discontinued operation and no longer reported in the FBS reportable segment. The FBS segment is now comprised of Packaging and specialty papers end markets and prior year results have been retrospectively revised to reflect such adjustments.

Information about Net Sales and Operating Profit

The Company primarily evaluates segment performance and allocates resources based on operating profit. General corporate expenses that do not directly support the operations of the business segments are unallocated expenses. Assets are managed on a total company basis and are therefore not disclosed at the segment level.

Net sales and operating profit by segments were (in millions):

	Net Sales					
	Years Ended December 31,					
	2023		2022		2021	
ATM	$ 1,610.0	79.5 %	$ 1,396.2	85.3 %	$ 930.7	100.0 %
FBS	416.0	20.5 %	240.7	14.7 %	—	— %
Consolidated	$ 2,026.0	100.0 %	$ 1,636.9	100.0 %	$ 930.7	100.0 %

	Operating Profit (Loss)					
	Years Ended December 31,					
	2023		2022		2021	
ATM	$ (281.5)	68.0 %	$ 98.8	(245.8)%	$ 61.6	(380.2)%
FBS	4.6	(1.1)%	15.0	(37.3)%	1.0	(6.2)%
Unallocated	(137.0)	33.1 %	(154.0)	383.1 %	(78.8)	486.4 %
Consolidated	$ (413.9)	100.0 %	$ (40.2)	100.0 %	$ (16.2)	100.0 %

Capital spending and depreciation by segments were (in millions):

	Capital Spending			Depreciation		
	Years Ended December 31,			Years Ended December 31,		
	2023	**2022**	**2021**	**2023**	**2022**	**2021**
ATM	$ 52.1	$ 37.2	$ 19.4	$ 49.5	$ 38.3	$ 25.9
FBS	10.8	7.8	—	30.0	13.1	0.1
Unallocated	3.1	0.6	—	2.2	0.5	0.2
Consolidated	$ 66.0	$ 45.6	$ 19.4	$ 81.7	$ 51.9	$ 26.2

Information about Geographic Areas

Long-lived assets by geographic area were as follows (in millions):

	December 31,	
	2023	**2022**
U.S.	$ 369.8	$ 386.1
France	32.2	32.1
Germany	174.7	163.7
U.K.	56.6	57.6
Other foreign countries	65.8	84.9
Consolidated	$ 699.1	$ 724.4

Note 22. Subsequent Event

On January 24, 2024, the Company announced an organizational realignment plan (the "Plan") that is designed to streamline organizational size and complexity and leverage business-critical resources to enhance customer support and reduce overhead cost. As part of the Plan, the Company plans to reorganize into two new segments starting in the first quarter of 2024: Filtration & Advanced Materials, focused primarily on filtration and protective solutions end markets, and Sustainable & Adhesive Solutions, focused primarily on the release liners, industrials, healthcare, and packaging and specialty papers end markets. The Company expects to incur approximately $15 million to $20 million restructuring and restructuring related charges in 2024, consisting primarily of employee severance payments and termination related benefits.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Mativ Holdings, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mativ Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income, changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Income Taxes — Refer to Notes 2 and 17 to the consolidated financial statements

Critical Audit Matter Description

The Company operates and is subject to income taxes in the U.S. and numerous foreign jurisdictions with complex tax laws and regulations which resulted in an income tax expense of $26.8 million for the year ended December 31, 2023. The complexity of the Company's global structure requires technical expertise in determining the allocation of income to each of these jurisdictions and the consolidated provision for income taxes. In addition, the application of tax laws in various jurisdictions require specialized knowledge, skills and judgment.

We identified the accounting for income taxes as a critical audit matter because the complexity of the Company's global structure and the application of tax laws that required an increased extent of effort, including the need to involve our U.S. and international income tax specialists, to evaluate the Company's interpretation and application of tax laws in relevant jurisdictions, the allocation of income to each of these jurisdictions, and the income tax impact of the legal entity ownership structure.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the provision for income taxes included the following, among others:

- Obtained an understanding of the Company's overall legal entity structure by reading and evaluating the Company's organizational charts and associated documentation, including legal documents.

- We read minutes of the meetings of the board of directors and inquired of Company personnel, including legal, to evaluate whether there were any significant changes in the legal entity structure that were relevant to the provision for income taxes.

- Tested the effectiveness of controls over management's application of income tax laws to its global corporate structure and controls related to the allocation of income to the Company's various tax jurisdictions.

- With the assistance of our U.S. and international income tax specialists, we evaluated management's application of relevant tax laws to its legal entity structure and the effect on the Company's income tax provision, including the Company's calculations of current period income tax expense by reviewing and evaluating management's income tax calculations and assessing the Company's compliance with tax laws.

- With the assistance of our U.S. and international income tax specialists, we evaluated management's income reporting to the various tax jurisdictions in which the Company operates based on its global corporate structure.

Goodwill — Advanced Technical Materials — Refer to Notes 2 and 10 to the consolidated financial statements

Critical Audit Matter Description

The Company evaluates goodwill for impairment annually in the fourth quarter or whenever events or changes in circumstances indicate that an evaluation should be completed. The Company determines the fair value of its reporting units using the income approach. The determination of the fair value using the income approach requires management to make significant estimates and assumptions related to forecasts of future cash flows and discount rates. Changes to the forecasted revenue growth, earnings before income taxes, depreciation and amortization ("EBITDA") and discount rate assumptions may result in a significantly different estimate of the fair value of the reporting units, which could result in a different assessment of the recoverability of goodwill or measurement of an impairment charge.

During the year ended December 31, 2023, the Company performed an interim quantitative goodwill impairment test, which resulted in an impairment charge of $401.0 million related to certain reporting units included in the Advanced Technical Materials ("ATM") reportable segment. After recognition of the impairment charge, the remaining goodwill balance related to reporting units included in ATM was $472.5 million as of December 31, 2023.

We identified goodwill attributable to the ATM reportable segment as a critical audit matter because of the significant assumptions required to estimate the fair value of the reporting units included in the ATM reportable segment. The sensitivity of the estimate to changes in assumptions, specifically related to forecasts of future revenue and EBITDA and the selection of the discount rates, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenues and EBITDA, and the selection of the discount rates for the ATM reporting units included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the fair value of the ATM reporting units, such as controls related to management's forecasts and selection of the discount rates.

- We evaluated management's ability to accurately forecast by comparing actual results to management's historical forecasts.

- We evaluated the reasonableness of management's forecasts by comparing the forecasts to (1) historical results, (2) internal communications to management and the Board of Directors, and (3) forecasted information included in relevant industry reports.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates:

  - Testing the source information underlying the determination of the discount rates and testing the mathematical accuracy of the calculation

  - Developing a range of independent estimates and comparing those to the discount rates selected by the Company.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 29, 2024

We have served as the Company's auditor since 1995.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time frames specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023 was made under the supervision and with the participation of our management including our principal executive officer and principal financial officer. Based upon this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective.

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, is designed to provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the Company's evaluation under the framework in *Internal Control - Integrated Framework,* our management has concluded that, as of December 31, 2023, our internal control over financial reporting is effective based on these criteria. As of December 31, 2023, we had no material weaknesses based on our tests using the criteria set forth in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on its assessment of our internal control over financial reporting, which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Mativ Holdings, Inc. and Subsidiaries

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Mativ Holdings, Inc. and Subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 29, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 29, 2024

PART III.

Item 10. *Directors, Executive Officers and Corporate Governance*

We have posted a copy of our Code of Conduct on our website at *www.mativ.com*. Our Code of Conduct applies to all employees, officers and directors of the Company and its subsidiaries worldwide.

All other information called for by this Item is hereby incorporated by reference to the sections of our proxy statement relating to our 2024 Annual Meeting of Stockholders (the "2024 Proxy Statement") captioned "Proposal One - Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance." Information with respect to our executive officers is set forth in Part I, Item 1 of this Form 10-K under the caption, "Executive Officers of the Registrant."

Item 11. *Executive Compensation*

The information in the section of the 2024 Proxy Statement captioned "Executive Compensation," including the item captioned "Compensation Discussion and Analysis," is incorporated in this Item 11 by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Securities Authorized for Issuance under Equity Compensation Plans

The information in the section of the 2024 Proxy Statement entitled "Stock Ownership" is incorporated in this Item 12 by reference. The following table provides information, as of December 31, 2023, with respect to the shares of our Common Stock that may be issued under our existing equity compensation plans:

Plan Category	Number of Securities Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by stockholders:	
Outside Directors Stock Plan [(1)]	69,176
Long-Term Incentive Plan [(2)]	2,653,428
Total approved by stockholders	2,722,604
Equity compensation plans not approved by stockholders	—
Grand total	2,722,604

(1) The Outside Directors Stock Plan consists of shares registered for the purpose of issuance to our outside directors for payment of their retainer fees quarterly in advance. Director's stock retainer fees in 2023 consisted of $23,750 quarterly which are payable in our Common Stock. The number of shares issued each quarter is determined based on the then fair market value of the shares, which is determined in accordance with the plan at the closing price on the date one day prior to the date of distribution. Certain directors have elected to defer receipt of quarterly retainer fees under the terms of our Deferred Compensation Plan No. 2 for Non-Employee Directors, resulting in an accumulation of stock unit credits. Upon a change in control, retirement or earlier termination from the Board, these stock unit credits will be distributed in the form of cash or shares of MATV Common Stock. As of the Merger on July 6, 2022, all of the outstanding deferred stock units were converted to common stock in accordance with the plan. While held in the deferred compensation plan account, these stock unit credits carry no voting rights and cannot be traded as Common Stock, although declared dividends create additional stock unit credits. As of December 31, 2023, deferred retainer fees and credited dividends have resulted in 51,752 accumulated stock unit credits.

(2) The Long-Term Incentive Plan is described in Note 19. Stockholders' Equity of the Notes to Consolidated Financial Statements in Part II, Item 8 herein. Awards of restricted stock units under the Long-Term Incentive

Plan are subject to forfeiture and cannot be sold or otherwise transferred until fully vested. As of December 31, 2023, 754,368 shares of Common Stock were subject to outstanding restricted stock units awards under the Long-Term Incentive Plan.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information in the sections of the 2024 Proxy Statement captioned "Corporate Governance," including the items captioned "Transactions with Related Persons" and "Board of Directors and Standing Committees" is incorporated in this Item 13 by reference.

Item 14. *Principal Accountant Fees and Services*

The information in the section of the 2024 Proxy Statement captioned "Proposal Two - Ratification of the Selection of the Independent Registered Public Accounting Firm" is incorporated in this Item 14 by reference.

Item 15. *Exhibits and Financial Statement Schedules*

(a) The consolidated financial statements and financial statement schedules filed as part of this report are listed in the Index to the Consolidated Financial Statements set forth in Part II, Item 8.

(b) The exhibits filed as part of this report are listed below:

Exhibit Number	Exhibit
2.1	Agreement and Plan of Merger, dated March 28, 2022, by and between Neenah, Inc, Mativ Holdings, Inc. (f/k/a Schweitzer-Mauduit International, Inc.) and Samurai Warrior Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on March 28, 2022).***
2.2	Equity Interest Purchase Agreement, dated December 14, 2016, by and among DelStar Technologies, Inc., Baldwin Enterprises, Inc., Conwed Plastics LLC, and, solely for certain limited purposes as set forth therein, Schweitzer-Mauduit International, Inc. and Leucadia National Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed December 14, 2016).***
2.3	Equity Interest Purchase Agreement, dated February 17, 2020, by and among DelStar Technologies, Inc., EIS Buyer, LLC, Tekra, LLC, Trient, LLC, certain other parties identified therein and solely for certain limited purposes as set forth therein, Schweitzer-Mauduit International, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed February 18, 2020).***
2.4	Rule 2.7 Announcement dated January 27, 2021 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on January 27, 2021).
2.5	Co-operation Agreement, dated January 27, 2021, between AMS Holdco 2 Limited and Scapa Group plc (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on January 27, 2021).
2.6	Sale and Purchase and Assignment Agreement, dated March 1, 2021, by and among Neenah, Inc., Barbel, S.À R.L. and Uzturre Capital, S.L. (filed as Exhibit 2.1 to the Neenah, Inc. Current Report on Form 8-K filed April 7, 2021 and incorporated herein by reference).
2.7	Offer Letter, dated August 1, 2023, by and among Mativ Holdings, Inc. and Evergreen Hill Enterprise Pte. Ltd. (filed as Exhibit 2.1 to the Company's Current Report on 8-K filed August 2, 2023 and incorporated herein by reference).***
2.8	Purchase Agreement, dated as of August 1, 2023, by and between Mativ Holdings, Inc. and Evergreen Hill Enterprise Pte. Ltd. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 5, 2023).***
*2.9	First Amendment to Purchase Agreement, dated November 29, 2023, to the Purchase Agreement, dated as of August 1, 2023, by and between Company and Evergreen Hill Enterprise Pte. Ltd.***
3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 10-Q for the quarter ended September 30, 2009).
3.2	Certificate of Amendment of the Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on July 6, 2022).
3.3	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 22, 2023).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarter ended September 30, 2000).
4.2	Indenture, dated September 25, 2018, by and among Schweitzer-Mauduit International, Inc., the guarantors listed therein and Wilmington Trust, National Association (including the form of Note attached as an exhibit thereto) (incorporated by reference to Exhibit 4.1 to the Company's Current report on Form 8-K filed on September 25, 2018).
*4.3	Description of registrant's securities.

Exhibit Number	Exhibit
10.1	Schweitzer-Mauduit International, Inc. 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities Exchange Commission on April 29, 2015).**
10.2	Outside Directors' Stock Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).**
10.3	Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 22, 2019).**
10.4	Short-Term Incentive Plan for Eligible Employees effective January 1, 2023 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2023).**
10.5.1	Deferred Compensation Plan (incorporated by reference to Exhibit 10.8.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000).**
10.5.2	Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.8.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000).**
10.6	Amended and Restated Deferred Compensation Plan No. 2 for Non-Employee Directors, dated as of January 1, 2023 (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q filed on March 10, 2023). **
10.7	Amended and Restated Deferred Compensation Plan No. 2, dated as of January 1, 2023 (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q filed on March 10, 2023).**
10.8	Summary of Non-Management Director Compensation (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021).**
10.9.1	Restricted Stock Award Agreement (2015 Long-Term Incentive Plan - Cliff Vesting Shares) (incorporated by reference to Exhibit 10.16.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015).**
10.9.2	Restricted Stock Award Agreement (2015 LTIP I & II - Service-Based Shares Grant 1) (incorporated by reference to Exhibit 10.16.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015).**
10.9.3	Restricted Stock Award Agreement (2015 LTIP I & II - Service-Based Shares Grant 2) (incorporated by reference to Exhibit 10.16.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015).**
10.9.4	Performance Award Agreement (2015 Long-Term Incentive plan - Performance Shares) (incorporated by reference to Exhibit 10.16.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015).**
10.9.5	Performance Award Agreement (2015 Long-Term Incentive plan - Performance Shares with Cliff Vesting) (incorporated by reference to Exhibit 10.16.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015).**
10.10	Credit Agreement, dated September 25, 2018, between Schweitzer-Mauduit International, Inc., certain subsidiaries of the borrower from time to time party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, J.P. Morgan Chase Bank, N.A., Barclays Bank PLC, Merrill Lynch, Pierce, Fenner & Smith, Incorporated, SunTrust Robinson Humphrey, Inc. and AgFirst Farm Credit Bank as joint lead arrangers and Barclays Bank PLC, Merrill Lynch, Pierce, Fenner & Smith, Incorporated, SunTrust Robinson Humphrey, Inc. and AgFirst Farm Credit Bank as co-syndication agents (incorporated by reference to Exhibit 10.1 to the Company's Current report on Form 8-K filed on September 25, 2018).
10.11	First Amendment, dated as of February 9, 2021, to the Credit Agreement, dated September 25, 2018, by and among Schweitzer-Mauduit International, Inc., SWM Luxembourg, the other loan parties party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 10, 2021).
10.12	Employment Agreement, dated October 18, 2019, between Schweitzer-Mauduit International, Inc. and Omar Hoek (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on October 18, 2019).**

Exhibit Number	Exhibit
10.13	Form of Director Deed of Irrevocable Undertaking (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 27, 2021).
10.14	Backstop Credit Agreement, dated as of January 27, 2021, among Schweitzer-Mauduit International, Inc., the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as bookrunner and lead arranger (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 27, 2021).
10.15	Letter of Agreement, dated April 25, 2022, between the Company and Cheryl Allegri (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 26, 2022).
10.16	Fifth Amendment, dated as of May 6, 2022, to the Credit Agreement, dated September 25, 2018 (as amended as of February 9, 2021, March 8, 2021, April 20, 2021 and February 22, 2022), by and among the Company, SWM Luxembourg, the other loan parties thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 9, 2022).
10.17	Sixth Amendment, dated as of June 5, 2023, to the Credit Agreement, dated September 25, 2028 (as amended as of February 9, 2021, March 8, 2021, April 20, 2021, February 22, 2022 and May 6, 2022), by and among Mativ Holdings, Inc. (f/k/a Schweitzer-Mauduit International, Inc.), SWM Luxembourg, the other loan parties thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 7, 2023).***
10.18	Seventh Amendment, effective as of September 19, 2023, to the Credit Agreement, dated September 25, 2018 (as amended as of February 9, 2021, March 8, 2021, April 20, 2021, February 22, 2022, May 6, 2022 and June 5, 2023), by and among Mativ Holdings, Inc. (f/k/a Schweitzer-Mauduit International, Inc.), SWM Luxembourg, the other loan parties party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 29, 2023).***
10.19	Performance Share Unit Award Agreement (2015 Long-Term Incentive Plan) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022).
10.20	Separation, Waiver and Release Agreement, by and between Tracey Peacock and the Company, dated as of July 6, 2022 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022).
10.21	Transition Services Agreement, by and between Jeffrey Kramer and the Company, dated as of July 6, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 6, 2022).
10.22	Neenah Paper, Inc. Amended and Restated 2004 Omnibus Stock and Incentive Compensation Plan (filed as Annex A to the Neenah Paper, Inc. Definitive Proxy Statement on Schedule 14A filed April 12, 2013 and incorporated herein by reference).**
10.23	Neenah, Inc. 2018 Omnibus Stock and Incentive Compensation Plan (filed as Appendix A to the Neenah, Inc. Definitive Proxy Statement on Schedule 14A filed on April 13, 2018 and incorporated herein by reference).**
10.24**	Neenah, Inc. Amended and Restated Neenah Executive Severance Plan (filed as Exhibit 10.1 to the Neenah, Inc. Current Report on Form 8-K filed on April 25, 2017 and incorporated herein by reference).
10.25**	Form of Performance Share Unit Award Agreement (2015 Long-Term Incentive Plan) (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed March 10, 2023 and incorporated herein by reference).
10.26**	Form of Restricted Stock Unit Award Agreement (2015 Long-Term Incentive Plan) (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed March 10, 2023 and incorporated herein by reference).
10.27**	Form of Restricted Stock Unit Award Agreement (B - standard award) (filed as Exhibit 10.3 to the Neenah, Inc. Quarterly Report on Form 10-Q, filed August 7, 2019 and incorporated herein by reference).
10.28**	Form of Performance Share Unit Award Agreement (filed as Exhibit 10.2 to the Neenah, Inc. Quarterly Report on Form 10-Q, filed May 11, 2020 and incorporated herein by reference).

Exhibit Number	Exhibit
10.29**	Form of Restricted Stock Unit Award Agreement (filed as Exhibit 10.3 to the Neenah, Inc. Quarterly Report on Form 10-Q, filed May 11, 2020 and incorporated herein by reference).
10.30**	Form of Restricted Stock Unit Award Agreement (filed as Exhibit 10.4 to the Neenah, Inc. Quarterly Report on Form 10-Q, filed May 11, 2020 and incorporated herein by reference).
10.31**	Neenah Paper Amended and Restated Supplemental Retirement Contribution Plan, effective as of January 1, 2016 (filed as Exhibit 10.5 to the Neenah Paper, Inc. Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 24, 2017 and incorporated herein by reference).
10.32**	Consulting and Services Agreement, effective as of March 1, 2023, by and between SWM Luxembourg SARL and Mr. Omar Hoek (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K/A filed on December 27, 2022 and incorporated herein by reference.)
10.33	Mutual Agreement for the Termination of Employment, dated as of December 21, 2022, by and between SWM Luxembourg SARL and Mr. Omar Hoek filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 27, 2022 and incorporated herein by reference.)
10.34	Receivables Purchase Agreement, dated as of December 23, 2022, by and among the Company, Mativ Receivables LLC, PNC Bank, National Association, as administrative agent, PNC Capital Markets LLC, as structuring agent, and the purchasers party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 27, 2022 and incorporated herein by reference).***
10.35	Sale and Contribution Agreement, dated as of December 23, 2022, by and among the Company, Mativ Receivables LLC and the originators party thereto (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 27, 2022 and incorporated herein by reference).***
10.36	Separation Waiver and Release Agreement, by and between Andrew Wamser and the Company, dated as of April 3, 2023 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2023).
10.37	Separation Waiver and Release Agreement, by and between Ricardo Nuñez and the Company, dated as of September 1, 2023 (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2023).
10.38	Amendment No. 1, dated as of October 20, 2023, to Receivables Purchase Agreement, dated as of December 23, 2022, by and among the Company, Mativ Receivables LLC, PNC Bank, National Association, as administrative agent, PNC Capital Markets LLC, as structuring agent, and the purchasers party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 25, 2023).
10.39	Amendment No. 1, dated as of October 20, 2023, to Sale and Contribution Agreement, dated as of December 23, 2022, by and among the Company, Mativ Receivables LLC and the originators party thereto (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 25, 2023).
*21.1	Subsidiaries of the Company.
*23.1	Consent of Independent Registered Public Accounting Firm.
*24.1	Powers of Attorney.
*31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended.
*31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934, as amended.
*32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ‡
99.2	Form of Indemnification Agreement (incorporated by reference by Exhibit 99.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).
*97	Mativ Holdings, Inc. Clawback Policy, effective as of October 2, 2023.

Exhibit Number	Exhibit
101	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline eXtensible Business Reporting Language ("iXBRL"): (i) the Consolidated Statements of Income (Loss), (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Changes in Stockholders' Equity, (v) the Consolidated Statements of Cash Flow, and (vi) Notes to Consolidated Financial Statements (furnished herewith).
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Filed herewith.

**   Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

***   Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

‡   These Section 906 certifications are not being incorporated by reference into the Form 10-K filing or otherwise deemed to be filed with the SEC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<table>
<tr><td></td><td></td><td>Mativ Holdings, Inc.</td></tr>
<tr><td></td><td></td><td>By:</td></tr>
<tr><td>Dated:</td><td>February 29, 2024</td><td>/s/ Julie Schertell</td></tr>
<tr><td></td><td></td><td>Julie Schertell</td></tr>
<tr><td></td><td></td><td>*President and Chief Executive Officer*</td></tr>
<tr><td></td><td></td><td>*(principal executive officer)*</td></tr>
</table>

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Julie Schertell Julie Schertell	President, Chief Executive Officer, and Director (principal executive officer)	February 29, 2024
/s/ Greg Weitzel Greg Weitzel	Executive Vice President and Chief Financial Officer (principal financial officer)	February 29, 2024
/s/ Cheryl Allegri Cheryl Allegri	Corporate Controller and Chief Accounting Officer (principal accounting officer)	February 29, 2024
* Bill Cook	Director	February 29, 2024
* Shruti Singhal	Director	February 29, 2024
* Tony Thene	Director	February 29, 2024
* Jeffrey Keenan	Director	February 29, 2024
* Marco Levi	Director	February 29, 2024
* Kimberly Ritrievi	Director	February 29, 2024
* John D. Rogers	Director	February 29, 2024
* Anderson D. Warlick	Director	February 29, 2024

*By:

/s/ Mark W. Johnson Mark W. Johnson *Attorney-In-Fact*		February 29, 2024



100 Kimball Place,
Alpharetta, GA 30009
(770) 569-4229